Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268234

TRANSACTION PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

On October 10, 2022, Orthofix Medical Inc., or Orthofix, Orca Merger Sub Inc., a wholly owned subsidiary of Orthofix, or Merger Sub, and SeaSpine Holdings Corporation, or SeaSpine, entered into an Agreement and Plan of Merger, or the merger agreement, pursuant to which, subject to approval of Orthofix stockholders and SeaSpine stockholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, the Orthofix and SeaSpine businesses will combine in an all-stock merger of equals. At the effective time of the merger, Merger Sub will merge with and into SeaSpine, with SeaSpine surviving the merger and becoming a wholly owned subsidiary of Orthofix. Each of the common stock of Orthofix and the common stock of SeaSpine is traded on the Nasdaq Global Select Market under the symbols “OFIX” and “SPNE,” respectively. The parties expect to rename Orthofix (as the parent entity in the combined company structure) prior to the transaction’s closing. Orthofix intends to file an initial listing application for the combined company with the Nasdaq Global Select Market, which will reflect any revision to the combined company’s trading symbol.

If the merger is completed, at the effective time of the merger, each share of SeaSpine common stock (other than shares held by SeaSpine as treasury stock) will be converted into the right to receive 0.4163 fully paid and nonassessable shares of Orthofix common stock (and, if applicable, cash in lieu of fractional shares), or the merger consideration, less any applicable withholding taxes. Also at the effective time of the merger, outstanding restricted stock units to acquire shares of SeaSpine common stock will be assumed by Orthofix and converted into restricted stock units to acquire shares of Orthofix common stock, and outstanding options to purchase shares of SeaSpine common stock will be assumed by Orthofix and converted into options to purchase shares of Orthofix common stock, in each case with necessary adjustments to reflect the exchange ratio. For more details on the merger consideration, see “The Merger Agreement — Merger Consideration.”

The market value of Orthofix common stock at the time of completion of the merger could be greater than, less than or the same as the market value of Orthofix common stock on the date of the accompanying joint proxy statement/prospectus.

Each share of Orthofix common stock, each option to purchase shares of Orthofix common stock and each Orthofix restricted stock unit, performance stock unit and deferred stock unit that is outstanding at the effective time of the merger will remain outstanding in accordance with its terms and such shares of common stock, options, restricted stock units, performance stock units and deferred stock units will be unaffected by the merger (except for certain performance achievement and post-separation acceleration and extended exercise rights that will exist following completion of the merger, as further described beginning on page 139 in “Interests of Orthofix’s Directors and Executive Officers in the Merger”). Based on the number of shares of SeaSpine common stock outstanding and reserved for issuance, Orthofix expects to issue an aggregate of approximately 16.6 million shares of Orthofix common stock to holders of SeaSpine common stock in the merger. This estimate is based on the number of outstanding shares of SeaSpine common stock as of October 7, 2022, including share equity awards and exchangeable shares but excluding outstanding options (as such options are not currently expected to be exercised prior to closing given the applicable exercise prices). Based on the current number of shares of SeaSpine common stock outstanding and reserved for issuance, and the current number of shares of Orthofix common stock outstanding and reserved for issuance, we estimate that, immediately following completion of the merger, former holders of SeaSpine common stock will own approximately 43.5%, and pre-merger holders of Orthofix common stock will own approximately 56.5%, of the outstanding common stock on a diluted basis (calculated using the treasury stock method).

Each of Orthofix and SeaSpine is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about each meeting, the merger and the other business to be considered by stockholders at each special meeting is contained in this joint proxy statement/prospectus. Any stockholder entitled to attend and vote at the applicable special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Orthofix common stock or SeaSpine common stock. We urge you to read this joint proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 33.

Your vote is very important regardless of the number of shares of Orthofix common stock or SeaSpine common stock that you own. The merger cannot be completed without (1) the adoption of the merger agreement by the affirmative vote of holders of a majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal and (2) the approval of the issuance of Orthofix common stock to SeaSpine stockholders in connection with the merger by the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal.

Whether or not you plan to attend the Orthofix special meeting or the SeaSpine special meeting, please submit your proxy as soon as possible to make sure that your shares are represented at the applicable meeting.

On behalf of the boards of directors of Orthofix and SeaSpine, thank you for your consideration and continued support.

Jon C. Serbousek President, Chief Executive Officer and Director Orthofix Medical Inc.	Keith C. Valentine President, Chief Executive Officer and Director SeaSpine Holdings Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this joint proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated November 22, 2022 and is first being mailed to stockholders of Orthofix and stockholders of SeaSpine on or about November 23, 2022.

ORTHOFIX MEDICAL INC.

3451 Plano Parkway

Lewisville, Texas 75056

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on January 4, 2023

To the Stockholders of Orthofix Medical Inc.:

We are pleased to invite you to attend — and notice is hereby given that Orthofix Medical Inc., referred to as Orthofix, will hold — a special meeting of its stockholders, referred to as the Orthofix special meeting, at Hampton Inn & Suites, 3650 Plano Pkwy, The Colony, TX 75056 on January 4, 2023, at 11 a.m. Central Time for the following purposes:

1. Approval of the Orthofix Share Issuance. To vote on a proposal to approve the issuance of Orthofix common stock, par value $0.10 per share, to SeaSpine stockholders in connection with the merger, as contemplated by the Agreement and Plan of Merger, referred to as the merger agreement, dated as of October 10, 2022, by and among Orthofix Medical Inc., Orca Merger Sub Inc. and SeaSpine Holdings Corporation, referred to as the Orthofix share issuance proposal; and

2. Adjournment of the Orthofix Special Meeting. To vote on a proposal to approve the adjournment of the Orthofix special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Orthofix special meeting to approve the Orthofix share issuance proposal, referred to as the Orthofix adjournment proposal.

Orthofix will transact no other business at the Orthofix special meeting, except such business as may properly be brought before the Orthofix special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Orthofix special meeting.

The Orthofix board of directors, referred to as the Orthofix Board, has fixed the close of business on November 10, 2022 as the record date for the Orthofix special meeting, referred to as the Orthofix record date. Only Orthofix stockholders of record at that time are entitled to receive notice of, and to vote at, the Orthofix special meeting or any adjournment or postponement thereof. Orthofix is commencing its solicitation of proxies on or about November 23, 2022. Orthofix will continue to solicit proxies until the date of the Orthofix special meeting.

Completion of the merger is conditioned upon, among other things, approval of the Orthofix share issuance proposal by the Orthofix stockholders, which requires the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal.

The Orthofix Board has unanimously (a) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of Orthofix common stock in the merger, on the terms and subject to the conditions set forth in the merger agreement, (b) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Orthofix common shares in the merger, are fair to, and in the best interests of, Orthofix and its stockholders, (c) resolved to recommend the approval of the Orthofix share issuance proposal to the Orthofix stockholders, on the terms and subject to the conditions set forth in the merger agreement, and (d) directed that the Orthofix share issuance proposal be submitted to

Orthofix stockholders for approval. The Orthofix Board unanimously recommends that Orthofix stockholders vote:

• “FOR” the Orthofix share issuance proposal; and

• “FOR” the Orthofix adjournment proposal.

Your vote is very important regardless of the number of shares of Orthofix common stock that you own. The votes cast in favor of the Orthofix share issuance proposal must exceed the aggregate of votes cast against the Orthofix share issuance proposal and abstentions. Whether or not you expect to attend the Orthofix special meeting in person, to ensure your representation at the Orthofix special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the Orthofix proxy card, (2) calling the toll-free number listed on the Orthofix proxy card or (3) submitting your Orthofix proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Orthofix common stock who is present at the Orthofix special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Orthofix special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

You will need to obtain an admission ticket in advance to attend the Orthofix special meeting. To do so, please make your request by mail to Orthofix Investor Relations, 3451 Plano Parkway, Lewisville, Texas 75056, or by email at MergerInfo@Orthofix.com. Orthofix Investor Relations must receive your request for an admission ticket on or before 11:59 p.m. Central Time on January 2, 2023. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in “street name” through an account with a bank, broker or other nominee, then send proof of your Orthofix share ownership as of the Orthofix record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Orthofix’s stock registrar and transfer agent, Computershare Trust Company, N.A., no proof of ownership is required because Orthofix can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the Orthofix special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a stockholder of Orthofix common stock as of the Orthofix record date. If you need special assistance at the Orthofix special meeting because of a disability, please contact Orthofix Investor Relations.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Orthofix special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning either of the proposals in this notice, the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of Orthofix common stock, please contact Orthofix’s proxy solicitor:

Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor

New York, New York 10018

(212) 257-1311

(888) 368-0379

By Order of the Orthofix Medical Inc. Board of Directors,

Kimberley A. Elting

Chief Legal and Development Officer and President, Global Orthopedics

Lewisville, Texas

November 22, 2022

SEASPINE HOLDINGS CORPORATION

5770 Armada Drive

Carlsbad, California 92008

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on January 4, 2023

To the Stockholders of SeaSpine Holdings Corporation:

We are pleased to invite you to attend — and notice is hereby given that SeaSpine Holdings Corporation, referred to as SeaSpine, will hold — a special meeting of its stockholders, referred to as the SeaSpine special meeting, at the offices of DLA Piper LLP (US), 4365 Executive Drive, 4th Floor, San Diego, CA 92121 on January 4, 2023 at 9 a.m. Pacific Time for the following purposes:

1.

Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger, dated as of October 10, 2022, by and among Orthofix Medical Inc., Orca Merger Sub Inc. and SeaSpine Holdings Corporation, referred to as the merger agreement, which is further described in the section entitled “The Merger Agreement,” a copy of which merger agreement is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, referred to as the SeaSpine merger proposal;

2.

SeaSpine Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to SeaSpine’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the SeaSpine merger-related compensation proposal; and

3.

Adjournment of the SeaSpine Special Meeting. To vote on a proposal to approve the adjournment of the SeaSpine special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SeaSpine special meeting to approve the SeaSpine merger proposal, referred to as the SeaSpine adjournment proposal.

SeaSpine will transact no other business at the SeaSpine special meeting, except such business as may properly be brought before the SeaSpine special meeting or any adjournment or postponement thereof. Please refer to the joint proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the SeaSpine special meeting.

The SeaSpine board of directors, referred to as the SeaSpine Board, has fixed the close of business on November 10, 2022 as the record date for the SeaSpine special meeting, referred to as the SeaSpine record date. Only SeaSpine stockholders of record at that time are entitled to receive notice of, and to vote at, the SeaSpine special meeting or any adjournment or postponement thereof. SeaSpine is commencing its solicitation of proxies on or about November 23, 2022. SeaSpine will continue to solicit proxies until the date of the SeaSpine special meeting.

Completion of the merger is conditioned, among other things, upon adoption of the merger agreement by the SeaSpine stockholders, which requires the affirmative vote of holders of a majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal.

The SeaSpine Board has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger; determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of SeaSpine and its stockholders; and unanimously recommends that SeaSpine stockholders vote:

•	“FOR” the SeaSpine merger proposal;

•	“FOR” the SeaSpine merger-related compensation proposal; and

•	“FOR” the SeaSpine adjournment proposal.

Your vote is very important regardless of the number of shares of common stock that you own. A failure to vote your shares, or to provide instructions to your bank, broker or nominee as to how to vote your shares, is the equivalent of a vote against the SeaSpine merger proposal. Whether or not you expect to attend the SeaSpine special meeting in person, to ensure your representation at the SeaSpine special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the SeaSpine proxy card, (2) calling the toll-free number listed on the SeaSpine proxy card or (3) submitting your SeaSpine proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of SeaSpine common stock who is present at the SeaSpine special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the SeaSpine special meeting in the manner described in the accompanying joint proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

If you are a stockholder of record as of the SeaSpine record date for the SeaSpine special meeting and you plan to attend the SeaSpine special meeting in person, you will need valid government-issued photo identification to enter the SeaSpine special meeting. If you hold your shares through a bank, broker or other nominee and you plan to attend the SeaSpine special meeting in person, we will admit you only if we can verify that you are a SeaSpine stockholder as of the SeaSpine record date. You will need to bring a letter or account statement demonstrating that you were the beneficial owner of our common stock on the SeaSpine record date, along with valid government-issued photo identification, to be admitted to the SeaSpine special meeting.

If you hold SeaSpine common stock in your name on the SeaSpine record date and plan to attend the SeaSpine special meeting, because of security procedures, you will need to obtain an admission ticket in advance. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification to be admitted to the SeaSpine special meeting. Admission tickets will be available to both registered and beneficial owners of SeaSpine common stock. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 5770 Armada Drive, Carlsbad, California 92008. SeaSpine’s Corporate Secretary must receive your request for an admission ticket on or before 11:59 p.m. Eastern Time on January 2, 2023. If you are a beneficial owner of SeaSpine common stock and hold your shares through a bank, broker or other nominee and you plan to attend the SeaSpine special meeting in person, in addition to following the procedures described above, you will also need to provide proof of beneficial ownership at the SeaSpine record date to obtain your admission ticket for the SeaSpine special meeting. A brokerage statement or account letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your SeaSpine common stock held in “street name” in person at the SeaSpine special meeting, you will have to obtain a written legal proxy in your name from the bank, broker or other nominee holder of record that holds your shares. Please note that seating will be limited and requests for admission tickets will be accepted on a first-come, first-served basis. If you need special assistance at the SeaSpine special meeting because of a disability, please contact SeaSpine’s Corporate Secretary’s Office.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the SeaSpine special meeting. We urge you to carefully read this joint proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning any of the proposals in this notice, the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of common stock, please contact SeaSpine’s proxy solicitor or SeaSpine:

Strategic Shareholder Advisor and Proxy Solicitation Agent

745 Fifth Avenue, 5th Floor, New York, NY 10151

North American Toll Free Phone:

(855) 476-7861

Email: contactus@kingsdaleadvisors.com

Call Collect Outside North America: (917) 813-1235

OR

SeaSpine Holdings Corporation

5770 Armada Drive

Carlsbad, California 92008

Attention: Investor Relations

Telephone: (610) 368-6505

E-mail: ir@seaspine.com

By Order of the SeaSpine Holdings Corporation Board of Directors,

Patrick L. Keran

Senior Vice President,

General Counsel and Secretary

Carlsbad, California

November 22, 2022

REFERENCES TO ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Orthofix and SeaSpine from other documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. For a listing of the documents incorporated by reference into the accompanying joint proxy statement/prospectus, see “Where You Can Find More Information.”

You can obtain any of the documents incorporated by reference into the accompanying joint proxy statement/prospectus by requesting them in writing or by telephone as follows:

For Orthofix Stockholders: Orthofix Medical Inc. 3451 Plano Parkway Lewisville, Texas 75056 Attention: Investor Relations (214) 937-3190 MergerInfo@Orthofix.com	For SeaSpine Stockholders: SeaSpine Holdings Corporation 5770 Armada Drive Carlsbad, California 92008 Attention: Investor Relations (610) 368-6505 ir@seaspine.com

To receive timely delivery of the documents in advance of the Orthofix special meeting and the SeaSpine special meeting, you should make your request no later than December 19, 2022.

You may also obtain any of the documents incorporated by reference into the accompanying joint proxy statement/prospectus without charge through the Securities and Exchange Commission website at www.sec.gov. In addition, you may obtain copies of documents filed by Orthofix with the SEC on Orthofix’s Internet website at www.orthofix.com under the tab “Investors,” then under the tab “Financial Filings & Tax Documents” or by contacting Orthofix’s Senior Director of Investor Relations, Alexa Huerta, at 3451 Plano Parkway, Lewisville, Texas 75056 or by calling (214) 937-3190. You may also obtain copies of documents filed by SeaSpine with the SEC on SeaSpine’s Internet website at www.seaspine.com under the tab “Investor Relations” and then under the heading “SEC Filings” or by contacting SeaSpine Investor Relations at SeaSpine Holdings Corporation, Investor Relations, 5770 Armada Drive, Carlsbad, California 92008 or by calling (610) 368-6505.

We are not incorporating the contents of the websites of the SEC, Orthofix, SeaSpine or any other entity or any other website into the accompanying joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into the accompanying joint proxy statement/prospectus at these websites only for your convenience.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Orthofix (File No. 333-268234), constitutes a prospectus of Orthofix under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $0.10 per share, of Orthofix to be issued to SeaSpine stockholders pursuant to the merger agreement. This document also constitutes a joint proxy statement of each of Orthofix and of SeaSpine under Section 14(a) of the Securities Exchange Act of 1934. It also constitutes a notice of meeting with respect to the SeaSpine special meeting, at which SeaSpine stockholders will be asked to consider and vote upon the SeaSpine merger proposal and certain other proposals, and it constitutes a notice of meeting with respect to the Orthofix special meeting, at which Orthofix stockholders will be asked to consider and vote upon the Orthofix share issuance proposal and certain other proposals.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. Orthofix and SeaSpine have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated as of the date set forth above on the cover page of this joint proxy statement/prospectus, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Orthofix stockholders or SeaSpine stockholders nor the issuance by Orthofix of shares of Orthofix common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Orthofix and Orca Merger Sub Inc. has been provided by Orthofix and information contained in this joint proxy statement/prospectus regarding SeaSpine has been provided by SeaSpine.

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

•	“Code” refers to the Internal Revenue Code of 1986, as amended

•	“combined company” refers to Orthofix, following completion of the merger

•	“DGCL” refers to the General Corporation Law of the State of Delaware

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended

•	“exchange ratio” refers to 0.4163 shares of Orthofix common stock per share of SeaSpine common stock

•	“excluded shares” refers to shares of SeaSpine common stock held by Orthofix, Merger Sub, any direct or indirect wholly owned subsidiary of SeaSpine or Orthofix or by SeaSpine as treasury stock

•	“GAAP” refers to accounting principles generally accepted in the United States

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

•	“IRS” refers to the Internal Revenue Service

•	“merger” refers to the merger of Merger Sub with and into SeaSpine, with SeaSpine being the surviving corporation in the merger

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of October 10, 2022, by and among Orthofix, Merger Sub and SeaSpine

•	“merger consideration” refers to the right of SeaSpine stockholders to receive the exchange ratio

•	“Merger Sub” refers to Orca Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Orthofix

•	“Nasdaq” refers to the Nasdaq Global Select Market

•	“Orthofix” refers to Orthofix Medical Inc., a Delaware corporation

•

“Orthofix adjournment proposal” refers to the proposal to adjourn the Orthofix special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Orthofix special meeting to approve the Orthofix share issuance proposal

•	“Orthofix Board” refers to the Orthofix board of directors

•	“Orthofix common stock” refers to the common stock of Orthofix, $0.10 par value per share

•	“Orthofix record date” refers to November 10, 2022

•	“Orthofix share issuance proposal” refers to the proposal that Orthofix stockholders approve the issuance of Orthofix common stock to SeaSpine stockholders in connection with the merger

•	“Orthofix stockholder” or “Orthofix stockholders” refers to one or more holders of Orthofix common stock, as applicable

•

“Orthofix stockholder approval” refers to the affirmative vote in favor of the Orthofix share issuance proposal of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal

•	“Orthofix special meeting” refers to the special meeting of Orthofix stockholders to consider and vote upon the Orthofix share issuance proposal and related matters

•	“SeaSpine” refers to SeaSpine Holdings Corporation, a Delaware corporation

•

“SeaSpine adjournment proposal” refers to the proposal to adjourn the SeaSpine special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SeaSpine special meeting to approve the SeaSpine merger proposal

•	“SeaSpine Board” refers to the SeaSpine board of directors

•	“SeaSpine common stock” refers to the common stock of SeaSpine, $0.01 par value per share

•	“SeaSpine merger proposal” refers to the proposal that SeaSpine stockholders adopt the merger agreement

•

“SeaSpine merger-related compensation proposal” refers to the proposal that SeaSpine stockholders approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to SeaSpine’s named executive officers in connection with the merger contemplated by the merger agreement

•	“SeaSpine record date” refers to November 10, 2022

•	“SeaSpine restricted stock award” refers to an award of unvested restricted shares of SeaSpine common stock

•	“SeaSpine RSU award” refers to an award of time-based vesting restricted stock units relating to SeaSpine common stock

•	“SeaSpine stockholder” or “SeaSpine stockholders” refers to one or more holders of SeaSpine common stock, as applicable

•	“SeaSpine stockholder approval” refers to the affirmative vote of the majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal

•	“SeaSpine special meeting” refers to the special meeting of SeaSpine stockholders to consider and vote upon the SeaSpine merger proposal and related matters

•	“SEC” refers to the Securities and Exchange Commission

•	“Securities Act” refers to the Securities Act of 1933, as amended

•	“we,” “our” and “us” refer to Orthofix and SeaSpine, collectively

v

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—OPINION OF PERELLA WEINBERG PARTNERS L.P.

ANNEX C—OPINION OF PIPER SANDLER & CO.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS

The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement, the transactions contemplated by the merger agreement, the Orthofix special meeting and the SeaSpine special meeting. They may not include all the information that is important to Orthofix stockholders and SeaSpine stockholders. Orthofix stockholders and SeaSpine stockholders should carefully read this entire joint proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.

Q:	What is the merger?

A:

Orthofix, Merger Sub and SeaSpine have entered into a merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed merger between Orthofix and SeaSpine, whereby the Orthofix and SeaSpine businesses will combine in an all-stock merger of equals. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereafter, in each case prior to the completion of the merger, Merger Sub, a wholly owned subsidiary of Orthofix, will merge with and into SeaSpine, with SeaSpine continuing as the surviving corporation and a wholly owned subsidiary of Orthofix. As a result of the merger, SeaSpine will no longer be a publicly-held company. Following the merger, SeaSpine common stock will be delisted from Nasdaq and deregistered under the Exchange Act. The parties expect to rename Orthofix (as the parent entity in the combined company structure) prior to the transaction’s closing. Each of the common stock of Orthofix and the common stock of SeaSpine is traded on Nasdaq under the symbols “OFIX” and “SPNE,” respectively. Orthofix intends to file an initial listing application for the combined company with the Nasdaq, which will reflect any revision to the combined company’s trading symbol.

Q:	Why am I receiving these materials?

A:

You are receiving this joint proxy statement/prospectus to help you decide how to vote your shares of Orthofix common stock or SeaSpine common stock with respect to the Orthofix share issuance proposal or the SeaSpine merger proposal, respectively, and other matters to be considered at the special meetings.

The merger cannot be completed unless, among other things, (1) Orthofix stockholders approve the issuance of Orthofix common stock to SeaSpine stockholders in connection with the merger at the Orthofix special meeting and (2) SeaSpine stockholders adopt the merger agreement at the SeaSpine special meeting.

This joint proxy statement/prospectus constitutes both a joint proxy statement of Orthofix and SeaSpine and a prospectus of Orthofix. It is a joint proxy statement because each of the Orthofix Board and the SeaSpine Board is soliciting proxies from its respective stockholders. It is a prospectus because Orthofix will issue shares of its common stock in exchange for outstanding shares of SeaSpine common stock in the merger. Information about the Orthofix special meeting, the SeaSpine special meeting, the merger, the merger agreement and the other business to be considered by Orthofix stockholders at the Orthofix special meeting and SeaSpine stockholders at the SeaSpine special meeting is contained in this joint proxy statement/prospectus. Orthofix stockholders and SeaSpine stockholders should read this information carefully and in its entirety. The enclosed voting materials allow Orthofix stockholders and SeaSpine stockholders to vote their shares by proxy without attending the applicable special meeting in person.

Q:	What will SeaSpine stockholders receive in the merger?

A:

If the merger is completed, each share of SeaSpine common stock (other than excluded shares) will be converted into the merger consideration, which is the right to receive 0.4163 fully paid and nonassessable shares of Orthofix common stock, and, if applicable, cash in lieu of fractional shares. The merger consideration is described in more detail in “The Merger Agreement — Merger Consideration.”

Q:	What will Orthofix stockholders receive in the merger?

A:	Orthofix stockholders will not receive any merger consideration, and their shares of Orthofix common stock will remain outstanding as shares of the combined company.

Q:	How will Orthofix stockholders be affected by the Merger and the issuance of Orthofix common shares to SeaSpine stockholders in the Merger?

A:

After the merger, each Orthofix stockholder will continue to own the shares of Orthofix common stock that such stockholder held immediately prior to the merger. As a result, each Orthofix stockholder will continue to own common shares in the combined company, which will be a larger company. However, because Orthofix will be issuing new shares of Orthofix common stock to stockholders of SeaSpine in the merger, each outstanding share of Orthofix common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Orthofix common stock outstanding after the merger.

Upon completion of the merger, pre-merger holders of Orthofix common stock will own approximately 56.5%, and former holders of SeaSpine common stock will own approximately 43.5% of the outstanding common stock on a diluted basis (calculated using the treasury stock method). The exact equity stake of Orthofix stockholders and SeaSpine stockholders in the combined company immediately following the merger will depend on the number of shares of Orthofix common stock and SeaSpine common stock issued and outstanding immediately prior to the merger.

Q:	Will my rights as a stockholder change as a result of the Merger?

A:

The rights of the Orthofix stockholders will be substantially unchanged as a result of the merger. SeaSpine stockholders will have different rights following the effective time due to the differences between the governing documents of Orthofix and SeaSpine. For more information regarding the differences in stockholder rights, see “Comparison of the Rights of Orthofix Stockholders and SeaSpine Stockholders.”

Q:	What respective equity stakes will Orthofix stockholders and SeaSpine stockholders hold in the combined company immediately following the merger?

A:

As of the date of this joint proxy statement/prospectus, based on the current number of shares of Orthofix common stock and SeaSpine common stock outstanding and reserved for issuance, we estimate that, immediately following completion of the merger, pre-merger holders of Orthofix common stock will own approximately 56.5%, and former holders of SeaSpine common stock will own approximately 43.5%, of the outstanding common stock on a diluted basis (calculated using the treasury stock method). The exact equity stake of Orthofix stockholders and SeaSpine stockholders in the combined company immediately following the merger will depend on the number of shares of Orthofix common stock and SeaSpine common stock issued and outstanding immediately prior to the merger.

Q:	Will the market value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Although the number of shares of Orthofix common stock that holders of SeaSpine common stock will receive in the merger is fixed, the market value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the trading price of shares of Orthofix common stock. Any fluctuation in the trading price of shares of Orthofix common stock after the date of this joint proxy statement/prospectus will change the market value of the shares of Orthofix common stock that holders of SeaSpine common stock will receive.

Q:	When do Orthofix and SeaSpine expect to complete the transaction?

A:

Orthofix and SeaSpine are working to complete the transaction as soon as practicable. We currently expect that the merger will be completed in the first quarter of 2023. Neither Orthofix nor SeaSpine can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining the necessary regulatory approvals. See “The Merger Agreement — Conditions to the Merger.”

Q:	What matters will be considered at each of the special meetings?

A:	Orthofix stockholders are being asked to vote on the following proposals:

1.

Approval of the Orthofix Share Issuance. To vote on a proposal to approve the issuance of Orthofix common stock, par value $0.10 per share, to SeaSpine stockholders in connection with the merger, referred to as the Orthofix share issuance proposal; and

2.

Adjournment of the Orthofix Special Meeting. To vote on a proposal to approve the adjournment of the Orthofix special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Orthofix special meeting to approve the Orthofix share issuance proposal, referred to as the Orthofix adjournment proposal.

SeaSpine stockholders are being asked to vote on the following proposals:

1.

Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus, referred to as the SeaSpine merger proposal;

2.

SeaSpine Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to SeaSpine’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the SeaSpine merger-related compensation proposal; and

3.

Adjournment of the SeaSpine Special Meeting. To vote on a proposal to approve the adjournment of the SeaSpine special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SeaSpine special meeting to approve the SeaSpine merger proposal, referred to as the SeaSpine adjournment proposal.

Approval of the Orthofix share issuance proposal by Orthofix stockholders and approval of the SeaSpine merger proposal by SeaSpine stockholders are required for completion of the merger.

Q:	What vote is required to approve each proposal at the Orthofix special meeting?

A:

The Orthofix share issuance proposal: The affirmative vote at the Orthofix special meeting of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy and entitled to vote on the proposal is required to approve the Orthofix share issuance proposal.

The Orthofix adjournment proposal: The affirmative vote at the Orthofix special meeting of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy and entitled to vote on the proposal is required to approve the Orthofix adjournment proposal.

Q:	What vote is required to approve each proposal at the SeaSpine special meeting?

A:

The SeaSpine merger proposal: The affirmative vote at the SeaSpine special meeting of holders of a majority of the shares of SeaSpine common stock outstanding and entitled to vote on the proposal as of the SeaSpine record date is required to approve the SeaSpine merger proposal.

The SeaSpine merger-related compensation proposal: The affirmative vote at the SeaSpine special meeting of the holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy is required to approve the SeaSpine merger-related compensation proposal.

The SeaSpine adjournment proposal: The affirmative vote at the SeaSpine special meeting of the holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy is required to approve the SeaSpine adjournment proposal.

Q:	Why are SeaSpine stockholders being asked to consider and vote on a proposal to approve, by advisory (non-binding) vote, the SeaSpine merger-related executive compensation?

A:

Under SEC rules, SeaSpine is required to seek an advisory (non-binding) vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on, or otherwise relates to, the merger.

Q: What happens if the SeaSpine merger-related compensation proposal is not approved?

A:

Approval of the SeaSpine merger-related compensation proposal is not a condition to completion of the merger, and because the vote on the SeaSpine merger-related compensation proposal is advisory only, it will not be binding on SeaSpine. Accordingly, if the SeaSpine merger proposal is approved and the other conditions to closing are satisfied or waived, the merger will be completed even if the SeaSpine merger-related compensation proposal is not approved. If the SeaSpine merger proposal is approved and the Orthofix share issuance proposal is approved and the merger is completed, the SeaSpine merger-related compensation will be payable to SeaSpine’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the SeaSpine merger-related compensation proposal.

Q:	Do any of Orthofix’s or SeaSpine’s directors or executive officers have interests in the merger that may differ from those of Orthofix stockholders or SeaSpine stockholders?

A:

Certain of Orthofix’s non-employee directors and executive officers, and SeaSpine’s non-employee directors and executive officers, have certain interests in the merger that may be different from, or in addition to, the interests of Orthofix stockholders and SeaSpine stockholders generally. The Orthofix Board was aware of the interests of Orthofix’s directors and executive officers, the SeaSpine Board was aware of the interests of SeaSpine’s directors and executive officers, and each board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its stockholders. For more information regarding these interests, see the sections entitled “Interests of Orthofix’s Directors and Executive Officers in the Merger” and “Interests of SeaSpine’s Directors and Executive Officers in the Merger.”

Q:	How many votes do I have?

A:

Each Orthofix stockholder is entitled to one vote for each share of Orthofix common stock held of record as of the Orthofix record date and each SeaSpine stockholder is entitled to one vote for each share of SeaSpine common stock held of record as of the SeaSpine record date.

As of the close of business on the Orthofix record date, there were 20,011,598 shares of Orthofix common stock outstanding. As of the close of business on the SeaSpine record date, there were 37,755,164 shares of SeaSpine common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q:	What constitutes a quorum for the Orthofix special meeting?

A:

The presence at the Orthofix special meeting, in person or represented by proxy, of holders of a majority of the aggregate voting power of the Orthofix common stock outstanding and entitled to vote at the meeting as of the Orthofix record date constitutes a quorum for the transaction of business at the Orthofix special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the Orthofix special meeting.

Q:	What constitutes a quorum for the SeaSpine special meeting?

A:

The presence at the SeaSpine special meeting, in person or by proxy, of holders representing a majority in voting power of the shares of the SeaSpine common stock outstanding and entitled to vote at the meeting as of the SeaSpine record date constitutes a quorum for the transaction of business at the SeaSpine special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the SeaSpine special meeting.

Q:	How does the Orthofix Board recommend that Orthofix stockholders vote?

A:	The Orthofix Board unanimously recommends that Orthofix stockholders vote: “FOR” the Orthofix share issuance proposal and “FOR” the Orthofix adjournment proposal.

Q:	How does the SeaSpine Board recommend that SeaSpine stockholders vote?

A:

The SeaSpine Board unanimously recommends that SeaSpine stockholders vote: “FOR” the SeaSpine merger proposal, “FOR” the SeaSpine merger-related compensation proposal and “FOR” the SeaSpine adjournment proposal.

Q:	Why did the Orthofix Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A:

For information regarding the Orthofix Board’s reasons for approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and recommending that Orthofix stockholders approve the Orthofix share issuance proposal, see the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Orthofix Board’s Recommendation and Reasons for the Merger.”

Q:	Why did the SeaSpine Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A:

For information regarding the SeaSpine Board’s reasons for approving and recommending adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — SeaSpine Board’s Recommendation and Reasons for the Merger.”

Q:	What if I hold shares in both Orthofix and SeaSpine?

A:

If you hold shares of both Orthofix common stock and SeaSpine common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of Orthofix common stock will not count as a vote cast as a holder of SeaSpine common stock, and a vote cast as a holder of SeaSpine common stock will not count as a vote cast as a holder of Orthofix common stock. Therefore, please submit separate proxies for your shares of Orthofix common stock and your shares of SeaSpine common stock.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the Orthofix special meeting or SeaSpine special meeting, as applicable. Please follow the instructions set forth on the Orthofix proxy card or the SeaSpine proxy card, as applicable, or on the voting instruction form provided by the record holder if your shares are held in the name of your bank, broker or other nominee.

If you are a SeaSpine stockholder, please do not submit your stock certificates at this time. If the merger is completed, you will receive instructions for surrendering your stock certificates in exchange for shares of Orthofix common stock from the exchange agent.

Q:	Does my vote matter?

A:

Yes. The merger cannot be completed unless (i) the Orthofix share issuance proposal is approved by the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal and (ii) the SeaSpine merger proposal is approved by the affirmative vote at the SeaSpine special meeting of the holders of a majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal.

Q:	How do I vote?

A:

If you are a stockholder of record of Orthofix as of the Orthofix record date of November 10, 2022, you are entitled to receive notice of, and cast a vote at, the Orthofix special meeting. If you are a stockholder of record of SeaSpine as of November 10, 2022, the SeaSpine record date, you are entitled to receive notice of, and cast a vote at, the SeaSpine special meeting. Each holder of Orthofix common stock is entitled to cast one vote on each matter properly brought before the Orthofix special meeting for each share of Orthofix common stock that such holder owned of record as of the Orthofix record date. Each holder of SeaSpine common stock is entitled to cast one vote on each matter properly brought before the SeaSpine special meeting for each share of SeaSpine common stock that such holder owned of record as of the SeaSpine record date. You may submit your proxy before the Orthofix special meeting or the SeaSpine special meeting in one of the following ways:

•	Telephone voting — use the toll-free number shown on your proxy card;

•	Via the Internet — visit the website shown on your proxy card to vote via the Internet; or

•	Mail — complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are a stockholder of record, you may also cast your vote in person at the applicable special meeting.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders or stockholders who wish to vote at the Orthofix special meeting or the SeaSpine special meeting will need to obtain a “legal proxy” form from their bank, broker or other nominee.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

You are a “stockholder of record” if your shares are registered directly in your name with Orthofix’s transfer agent, Computershare Trust Company, N.A., referred to as Computershare, or SeaSpine’s transfer agent, American Stock Transfer & Trust Company, LLC, referred to as AST, as applicable. As the stockholder of record, you have the right to vote in person at the Orthofix special meeting or the SeaSpine special meeting, as applicable. You may also vote by Internet, telephone or mail, as described in the notice and above under the heading “How do I vote?” You are deemed to beneficially own shares in “street name”

if your shares are held by a bank, broker or other nominee. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the Orthofix special meeting or SeaSpine special meeting, as applicable; however, you may not vote your shares in person at the Orthofix special meeting or the SeaSpine special meeting, as applicable, unless you obtain a “legal proxy” from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the Orthofix special meeting or the SeaSpine special meeting, as applicable.

Q:	If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:

If your shares are held in “street name” by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Orthofix or SeaSpine, as applicable, or by voting in person at the Orthofix special meeting or SeaSpine special meeting, as applicable, unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction card for you to use.

Banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at each of the Orthofix special meeting and the SeaSpine special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power.

If you are a beneficial owner of Orthofix shares and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the Orthofix share issuance proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•	your bank, broker or other nominee may not vote your shares on the Orthofix adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of SeaSpine shares and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the SeaSpine merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•

your bank, broker or other nominee may not vote your shares on the SeaSpine merger-related compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•	your bank, broker or other nominee may not vote your shares on the SeaSpine adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:	May I attend the Orthofix special meeting or the SeaSpine special meeting in person?

A:	You or your authorized proxy may attend the Orthofix special meeting in person if you were a record or beneficial stockholder of Orthofix common stock as of the Orthofix record date.

You or your authorized proxy may attend the SeaSpine special meeting in person if you were a record or beneficial stockholder of SeaSpine common stock as of the SeaSpine record date.

Q:	When and where will each of the Orthofix special meeting and SeaSpine special meeting take place? What must I bring to attend the Orthofix special meeting or the SeaSpine special meeting?

A:

The Orthofix special meeting will be held at Hampton Inn & Suites, 3650 Plano Pkwy, The Colony, TX 75056 on January 4, 2023, at 11 a.m. Central Time. You will need to obtain an admission ticket in advance to attend the Orthofix special meeting. To do so, please make your request by mail to Orthofix Investor Relations, 3451 Plano Parkway, Lewisville, Texas 75056, or by email at MergerInfo@Orthofix.com. Orthofix must receive your request for an admission ticket on or before 11:59 p.m. Central Time on January 2, 2023. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in “street name” through an account with a bank, broker or other nominee, then send proof of your Orthofix share ownership as of the Orthofix record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Orthofix’s stock registrar and transfer agent, Computershare, no proof of ownership is required because Orthofix can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the Orthofix special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a stockholder of Orthofix common stock as of the Orthofix record date. If you need special assistance at the Orthofix special meeting because of a disability, please contact Orthofix Investor Relations.

The SeaSpine special meeting will be held at the offices of DLA Piper LLP (US), 4365 Executive Drive, 4th Floor, San Diego, CA 92121 on January 4, 2023 at 9 a.m. Pacific Time. Subject to space availability, all SeaSpine stockholders as of the SeaSpine record date, or their duly appointed proxies, may attend the SeaSpine special meeting. If you received your special meeting materials electronically and wish to attend the SeaSpine special meeting, please follow the instructions provided for attendance. If you need special assistance at the SeaSpine special meeting because of a disability, please contact SeaSpine’s Corporate Secretary.

If you hold shares in your name on the SeaSpine record date and wish to attend the SeaSpine special meeting, because of security procedures, you will need to obtain an admission ticket in advance. In addition to obtaining an admission ticket in advance, you will be required to provide valid government-issued photo identification to be admitted to the SeaSpine special meeting. Admission tickets will be available to both registered and beneficial owners of SeaSpine common stock. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 5770 Armada Drive, Carlsbad, California 92008. SeaSpine’s Corporate Secretary must receive your request for an admission ticket on or before 11:59 p.m. Eastern Time on January 2, 2023. If you are a beneficial owner of SeaSpine common stock and hold your shares through a bank, broker or other nominee and you plan to attend the SeaSpine special meeting in person, in addition to following the procedures described above, you will also need to provide proof of beneficial ownership at the SeaSpine record date to obtain your admission ticket for the SeaSpine special meeting. A brokerage statement or account letter from a bank or broker are examples of proof of beneficial ownership. If you wish to vote your SeaSpine common stock held in “street name” in person at the SeaSpine special meeting, you will have to obtain a written legal proxy in your name from the bank, broker or other nominee holder of record that holds your shares. SeaSpine stockholders may contact SeaSpine Investor Relations Department at (610) 368-6505 or Kingsdale Advisors at (917) 813-1235 or contactus@kingsdaleadvisors.com to obtain directions to the location of the SeaSpine special meeting. Please note that seating will be limited and requests for admission tickets will be accepted on a first-come, first-served basis.

Q:	What if I fail to vote or abstain?

A:

For purposes of the Orthofix special meeting, an abstention occurs when an Orthofix stockholder attends the Orthofix special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

Orthofix share issuance proposal: An abstention will have the same effect as a vote cast “AGAINST” the Orthofix share issuance proposal. If an Orthofix stockholder is not present in person at the Orthofix special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Orthofix adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the Orthofix adjournment proposal. If an Orthofix stockholder is not present in person at the Orthofix special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

For purposes of the SeaSpine special meeting, an abstention occurs when a SeaSpine stockholder attends the SeaSpine special meeting in person and does not vote or returns a proxy with an “abstain” instruction.

SeaSpine merger proposal: An abstention will have the same effect as a vote cast “AGAINST” the SeaSpine merger proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy, it will have the same effect of a vote cast “AGAINST” such proposal.

SeaSpine merger-related compensation proposal: An abstention will have the same effect as a vote cast “AGAINST” the SeaSpine merger-related compensation proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy, it will have no effect on the outcome of the merger-related compensation proposal.

SeaSpine adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the SeaSpine adjournment proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Q:	What will happen if I return my proxy or voting instruction card without indicating how to vote?

A:

If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Orthofix Board or the SeaSpine Board, as applicable, with respect to that proposal.

Q:	May I change or revoke my vote after I have delivered my proxy or voting instruction card?

A:

Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the Orthofix special meeting or the SeaSpine special meeting, as applicable, as described herein. You may do this in one of the following four ways:

•

by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

•	by sending a notice of revocation to the corporate secretary of Orthofix or SeaSpine, as applicable;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the Orthofix special meeting or the SeaSpine special meeting, as applicable, and voting in person.

If you choose any of the first three methods, you must take the described action no later than the beginning of the Orthofix special meeting or the SeaSpine special meeting, as applicable.

If your shares are held in an account at a bank, broker or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your bank, broker or other nominee or your applicable plan administrator, you should contact your bank, broker or other nominee or your applicable plan administrator to change your vote.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:

It is a condition to SeaSpine’s obligation to complete the merger that SeaSpine receive an opinion of its outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, it is expected that U.S. holders of shares of SeaSpine common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Orthofix common stock in exchange for SeaSpine common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Orthofix common stock).

SeaSpine stockholders should consult their own tax advisors as to the particular consequences of the merger, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the merger, see “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Where can I find the voting results of the Orthofix special meeting and the SeaSpine special meeting?

A:

The preliminary voting results will be announced at each of the Orthofix special meeting and the SeaSpine special meeting. In addition, within four business days following certification of the final voting results, each of Orthofix and SeaSpine intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are holders of Orthofix common stock entitled to appraisal rights?

A:

No. Holders of Orthofix common stock are not entitled to appraisal rights under the DGCL with respect to the merger. For more information, see the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — No Appraisal Rights in the Merger.”

Q:	Are holders of SeaSpine common stock entitled to appraisal rights?

A:

No. Holders of SeaSpine common stock are not entitled to appraisal rights under the DGCL with respect to the merger. For more information, see the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — No Appraisal Rights in the Merger.”

Q:	What happens if I sell my shares of Orthofix common stock after the Orthofix record date but before the Orthofix special meeting?

A:

The Orthofix record date for the Orthofix special meeting (the close of business on November 10, 2022) is earlier than the date of the Orthofix special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Orthofix common stock after the Orthofix record date but before the date of the Orthofix special meeting, you will retain your right to vote at the Orthofix special meeting.

Q:	What happens if I sell my shares of SeaSpine common stock after the SeaSpine record date but before the SeaSpine special meeting?

A:

The SeaSpine record date for the SeaSpine special meeting (the close of business on November 10, 2022) is earlier than the date of the SeaSpine special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of SeaSpine common stock after the SeaSpine record date but before the date of the SeaSpine special meeting, you will retain your right to vote at the SeaSpine special meeting. However, you will not have the right to receive the merger consideration to be received by SeaSpine stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:

Are there any risks that I should consider in deciding whether to vote in favor of the Orthofix share issuance proposal or the SeaSpine merger proposal, or the other proposals to be considered at the Orthofix special meeting or the SeaSpine special meeting, as applicable?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 33. You also should read and carefully consider the risk factors of Orthofix and SeaSpine contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the conditions to completion of the merger?

A:

In addition to the approval of the Orthofix share issuance proposal by Orthofix stockholders and of the SeaSpine merger proposal by SeaSpine stockholders as described above, completion of the merger is subject to the satisfaction or (to the extent permitted by law) waiver of a number of other conditions, including:

•	the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becoming effective under the Securities Act, and no stop order having been issued;

•

the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act, and the expiration of any mandatory waiting period or the receipt of any required consent under any other applicable antitrust laws except for such waiting periods or consents that are not reasonably expected to delay or prevent the completion of the merger or have a material adverse effect on the expected benefits of the merger to SeaSpine and Orthofix, taken as a whole;

•	approval of the listing on Nasdaq of the shares of Orthofix common stock issued or issuable pursuant to the merger agreement;

•	the absence of an injunction or law prohibiting the merger;

•	receipt by SeaSpine of an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•

the accuracy of the representations and warranties of Orthofix or SeaSpine, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement) as of the closing;

•	the performance by Orthofix or SeaSpine, as applicable, of its covenants and obligations under the merger agreement in all material respects;

•	the absence of the occurrence of a material adverse effect of Orthofix or SeaSpine since the date of the merger agreement; and

•	delivery of an officer certificate by each of Orthofix and SeaSpine, to the other party, certifying satisfaction of the conditions described in the preceding two bullet points.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?

A:

If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this joint proxy statement/prospectus or the enclosed Orthofix proxy card or SeaSpine proxy card, as applicable, you should contact Saratoga Proxy Consulting LLC, referred to as Saratoga, the proxy solicitation agent for Orthofix, at (212) 257-1311 or (888) 368-0379 or Kingsdale Advisors, referred to as Kingsdale, the proxy solicitation agent for SeaSpine, toll-free at (855) 476-7861 or collect outside North America at (917) 813-1235, as applicable.

Q:	What do I do now?

A:

After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your enclosed proxy card or voting instruction form forwarded by your broker, bank or other nominee and returning it in the enclosed pre-addressed postage-paid envelope or, if available, by submitting your proxy by one of the other methods specified in your proxy card or voting instruction form as promptly as possible so that your shares of Orthofix common stock and/or your shares of SeaSpine common stock will be represented and voted at the Orthofix special meeting or the SeaSpine special meeting, as applicable.

Please refer to your proxy card or voting instruction form to see which voting options are available to you.

Even if you plan to attend the Orthofix special meeting or the SeaSpine special meeting, we recommend that you also submit your proxy or voting instructions prior to the applicable special meeting as soon as possible so that your vote will be counted if you later decide not to attend the applicable special meeting.

The method by which you submit a proxy will in no way limit your right to vote at the Orthofix special meeting or the SeaSpine special meeting, as applicable, if you later decide to attend the meeting. However, if your shares of Orthofix common stock or shares of SeaSpine common stock are held in the name of a broker, bank or other nominee, you must obtain a legal proxy from your broker, bank or other nominee, to be able to vote in person at the Orthofix special meeting or at the SeaSpine special meeting.

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and does not contain all the information that may be important to you. Orthofix and SeaSpine urge you to read carefully this joint proxy statement/prospectus in its entirety, including the annexes. Additionally, important information, which Orthofix and SeaSpine also urge you to read, is contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

The Parties to the Merger (page 44)

Orthofix Medical Inc.

Orthofix is a global medical device company with a spine and orthopedics focus. Orthofix’s mission is to deliver innovative, quality-driven solutions while partnering with health care professionals to improve patient mobility. Headquartered in Lewisville, Texas, Orthofix’s spine and orthopedic products are distributed in more than 60 countries via its sales representatives and distributors. Orthofix manages its business by its two reporting segments, Global Spine and Global Orthopedics, which accounted for 77% and 23%, respectively, of its total net sales in 2021.

Within the Global Spine segment, Orthofix provides implantable medical devices, biologics, and other regenerative solutions which aim to restore the quality of life of patients suffering from diseases and traumas of the spine. Orthofix offers a variety of treatment solutions that uniquely incorporate multiple treatment modalities, such as mechanical, biological, and electromagnetic modes, to achieve desired clinical outcomes.

The Global Orthopedics reporting segment offers products and solutions that allow physicians to successfully treat a variety of orthopedic conditions unrelated to the spine. This reporting segment specializes in the design, development, and marketing of orthopedic products used in fracture repair, deformity correction, and bone reconstruction procedures. Orthofix distributes these products through a global network of distributors and sales representatives to sell its orthopedic products to hospitals and healthcare providers.

Orthofix has administrative and training facilities in the U.S., Italy, Brazil, U.K., France, and Germany, and manufacturing facilities in the U.S. and Italy. Orthofix directly distributes products in the U.S., Italy, the U.K., Germany, and France. In several of these and other markets, Orthofix also distributes its products through independent distributors.

Orthofix originally was formed in 1987 in Curaçao as “Orthofix International N.V.” In 2018, Orthofix completed a change in its jurisdiction of organization from Curaçao to the State of Delaware and changed its name to “Orthofix Medical Inc.” As a result, it is now a corporation existing under the laws of the State of Delaware.

Orthofix’s principal executive offices are located at 3451 Plano Parkway, Lewisville, Texas 75056, and its telephone number is (214) 937-2000. Orthofix’s website address is www.orthofix.com. Information contained on Orthofix’s website does not constitute part of this joint proxy statement/prospectus. Orthofix’s stock is publicly traded on Nasdaq under the ticker symbol “OFIX.” Additional information about Orthofix is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

SeaSpine Holdings Corporation

SeaSpine is a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. SeaSpine has a comprehensive portfolio of orthobiologics and spinal implant solutions, as well as a surgical navigation system, to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to perform fusion procedures in the lumbar, thoracic and cervical spine. SeaSpine believes this broad combined portfolio is essential to meet the “complete solution” requirements of these surgeons. SeaSpine reports revenue in two product categories: (i) orthobiologics and (ii) spinal implants and enabling technologies. SeaSpine’s orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes designed to improve bone fusion rates following a wide range of orthopedic surgeries, including spine, hip, and extremities procedures. SeaSpine’s spinal implants and enabling technologies portfolio consists of an extensive line of products and image-guided surgical solutions to facilitate spinal fusion in degenerative, minimally invasive surgery (MIS), and complex spinal deformity procedures. Expertise in orthobiologic sciences and spinal implants, software and advanced optics product development allows SeaSpine to offer surgeon customers a differentiated portfolio and a complete solution to meet their patients’ fusion requirements. SeaSpine currently markets its products in the United States and in approximately 30 countries worldwide.

SeaSpine was incorporated in Delaware on February 12, 2015. Its principal executive offices are at 5770 Armada Drive, Carlsbad, California and its telephone number is (760) 727-8399. SeaSpine’s website address is www.seaspine.com. Information contained on SeaSpine’s website does not constitute part of this joint proxy statement/prospectus. SeaSpine’s stock is publicly traded on Nasdaq under the ticker symbol “SPNE.” Additional information about SeaSpine is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Orca Merger Sub Inc.

Orca Merger Sub Inc., a wholly owned subsidiary of Orthofix, is a Delaware corporation incorporated on October 7, 2022, for the purpose of effecting the merger. Orca Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Orca Merger Sub Inc. are located at 3451 Plano Parkway, Lewisville, Texas 75056, and its telephone number is (214) 937-2000.

The Merger Agreement (page 117)

The terms and conditions of the merger are contained in the merger agreement, a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

On October 10, 2022, Orthofix, Merger Sub and SeaSpine entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub will merge with and into SeaSpine, with SeaSpine continuing as the surviving corporation and a wholly owned subsidiary of Orthofix.

Merger Consideration (page 117)

At the effective time of the merger, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of SeaSpine common stock (other than excluded shares, which will be canceled and retired and cease to exist) will be converted into the right to receive 0.4163 fully paid and nonassessable shares of Orthofix common stock, and, if applicable, cash in lieu of fractional shares. The market value of Orthofix common stock at the time of completion of the merger could be greater than, less than or the same as the market value of Orthofix common stock on the date of this joint proxy statement/prospectus. Based on the closing price of Orthofix common stock on Nasdaq of $18.40 on October 10, 2022, the last trading day before public announcement of the merger, the merger consideration represented approximately $7.66 for each share of SeaSpine common stock. The closing price of SeaSpine common stock on the Nasdaq on October 10, 2022 was $5.57. We urge you to obtain current market quotations for the shares of common stock of Orthofix and SeaSpine.

For more details on the exchange ratio, see “The Merger Agreement — Merger Consideration.”

Treatment of SeaSpine Equity Awards (page 118)

SeaSpine Restricted Stock Awards

As of immediately prior to the effective time, each outstanding SeaSpine restricted stock award will be converted into a restricted share award of Orthofix with the same terms and conditions that applied to such SeaSpine restricted stock award immediately prior to the effective time, including applicable vesting conditions (which include rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a change in control ), relating to a number of shares of Orthofix common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of SeaSpine common stock subject to such SeaSpine restricted stock award and (2) the exchange ratio.

SeaSpine RSU Awards

As of immediately prior to the effective time, each outstanding SeaSpine RSU award will be converted into an award of restricted stock units of Orthofix with the same terms and conditions that applied to such SeaSpine RSU award immediately prior to the effective time, including applicable vesting conditions (which include rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a change in control ), relating to a number of shares of Orthofix common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of SeaSpine common stock subject to such SeaSpine RSU award and (2) the exchange ratio.

SeaSpine Options

As of immediately prior to the effective time, each outstanding SeaSpine option will be converted into an option to acquire shares of Orthofix common stock at an adjusted exercise price per share, subject to the same terms and conditions as were applicable to such SeaSpine option immediately prior to the effective time (which includes rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a change in control), including applicable vesting conditions; accordingly, effective as of the effective time: (A) each such option shall be exercisable solely for shares of Orthofix common stock; (B) the number of shares of Orthofix common stock subject to each such option shall be determined by multiplying the number of shares of SeaSpine common stock subject to the SeaSpine option by the exchange ratio and rounding down to the nearest whole number of shares of Orthofix common stock; and (C) the per share exercise price for the shares of Orthofix common stock issuable upon exercise of such option shall be determined by dividing the per share exercise price for the shares of SeaSpine common stock subject to the SeaSpine option, as in effect immediately prior to the effective time, by the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent.

For additional information with respect to treatment of SeaSpine equity awards, please see “The Merger Agreement — Treatment of SeaSpine Equity Awards.”

Recommendation of the Orthofix Board (page 75)

After careful consideration of various factors described in “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Orthofix Board’s Recommendation and Reasons for the Merger,” the Orthofix Board unanimously (1) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Orthofix common stock in connection with the merger, on the terms and subject to the conditions set forth in the merger agreement, (2) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Orthofix common stock in connection with the merger, are fair to, and in the best interests of, Orthofix and Orthofix’s stockholders, (3) resolved to recommend the approval of the issuance of Orthofix common stock in connection with the merger to the Orthofix stockholders, on the terms and subject to the conditions set forth in the merger agreement and (4) directed that the issuance of Orthofix common stock in connection with the merger be submitted to Orthofix stockholders for approval. The Orthofix Board unanimously recommends that holders of Orthofix common stock vote:

•	“FOR” the Orthofix share issuance proposal; and

•	“FOR” the Orthofix adjournment proposal.

Recommendation of the SeaSpine Board (page 81)

After careful consideration of various factors described in “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — SeaSpine Board’s Recommendations and Reasons for the Merger,” the SeaSpine Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the merger), determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of SeaSpine and its stockholders, and directed that the merger agreement be submitted for SeaSpine stockholder approval and unanimously recommended that holders of SeaSpine common stock vote:

•	“FOR” the SeaSpine merger proposal;

•	“FOR” the SeaSpine merger-related compensation proposal; and

•	“FOR” the SeaSpine adjournment proposal.

Opinion of Orthofix’s Financial Advisor (page 83)

On October 10, 2022, Perella Weinberg Partners LP (“Perella Weinberg”) rendered its oral opinion to the Orthofix Board (which was subsequently confirmed in writing by delivery of Perella Weinberg’s written opinion, dated the same date) to the effect that, as of October 10, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Orthofix.

The full text of the Perella Weinberg written opinion dated October 10, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Perella Weinberg in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein. Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Orthofix Board, in its capacity as such, in connection with, and for the purpose of, the Orthofix Board’s evaluation of the exchange ratio from a financial point of view, and does not address any other term, aspect or implication of the merger agreement or the merger. Perella Weinberg’s opinion does not address the underlying decision by Orthofix to engage in the merger nor the relative merits of the merger compared with any alternative transactions or business strategies. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of Orthofix common stock as to how such holder should vote or otherwise act with respect to the merger or any other matter. Perella Weinberg’s opinion does not in any manner address what the value of shares of SeaSpine common stock actually will be when issued or the prices at which shares of Orthofix common stock or SeaSpine common stock will trade at any time, including following announcement or completion of the merger. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Orthofix.

For more information, see Annex B to this joint proxy statement/prospectus and the section of this joint proxy statement/prospectus entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of the Share Issuance — Opinion of Orthofix’s Financial Advisor.”

Opinion of SeaSpine’s Financial Advisor (page 91)

On October 10, 2022, Piper Sandler & Co. (“Piper Sandler”) rendered its oral opinion to the SeaSpine Board (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion, dated the same date) to the effect that, as of October 10, 2022, and based upon and subject to the various assumptions and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of SeaSpine common stock.

The full text of the Piper Sandler written opinion dated October 10, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus. The Piper Sandler opinion addresses solely the fairness, from a financial point of view, to holders of SeaSpine common stock of the exchange ratio. Piper Sandler’s opinion was provided to the SeaSpine Board in connection with its consideration of the merger and was not intended to be and does not constitute a recommendation to any SeaSpine stockholder as to how such stockholder should act or vote with respect to the merger or any other matter.

For more information, see Annex C to this joint proxy statement/prospectus and the section of this joint proxy statement/prospectus entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of the Share Issuance—Opinion of SeaSpine’s Financial Advisor.”

Interests of Orthofix’s Directors and Executive Officers in the Merger (page 139)

Certain of Orthofix’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of stockholders of Orthofix generally. The members of the Orthofix Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Orthofix approve the Orthofix share issuance proposal. Additional interests of the executive officers of Orthofix in the merger include certain performance stock unit achievement rights and certain post separation cash severance and equity acceleration rights, in each case as a result of the Orthofix Board’s determination, upon completion of the merger, to treat the transaction, if consummated, as a “Change in Control” under applicable agreements and equity plans. Additional interests of the directors of Orthofix include continued service on the board of the combined company or certain equity acceleration rights in the event that the director is not continuing. Orthofix’s stockholders should take these interests into account in deciding whether to vote “FOR” the Orthofix share issuance proposal.

See the section entitled “Interests of Orthofix’s Directors and Executive Officers in the Merger” for a more detailed description of these interests.

Interests of SeaSpine’s Directors and Executive Officers in the Merger (page 145)

The directors and executive officers of SeaSpine have interests in the merger that are different from, or in addition to, the interests of stockholders of SeaSpine generally. The members of the SeaSpine Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of SeaSpine approve the SeaSpine merger proposal. Additional interests of the directors and executive officers of SeaSpine in the merger include (i) the payment of certain severance and other benefits upon a qualifying termination of employment or service following the completion of the merger, (ii) continued employment or service on the board of the combined company and (iii) the continued provision of indemnification and insurance coverage for current and former directors and executive officers of SeaSpine in accordance with the merger agreement. SeaSpine’s stockholders should take these interests into account in deciding whether to vote “FOR” the SeaSpine merger proposal.

See the sections entitled “Interests of SeaSpine’s Directors and Executive Officers in the Merger” and “The Merger Agreement — Covenants and Agreements — Indemnification, Exculpation and Insurance” for a more detailed description of these interests.

Information about the Orthofix Special Meeting (page 46)

Time, Place and Purpose of the Orthofix Special Meeting

The Orthofix special meeting to consider and vote upon the Orthofix share issuance proposal and related matters will be held at Hampton Inn & Suites, 3650 Plano Pkwy, The Colony, TX 75056 on January 4, 2023, at 11 a.m. Central Time.

At the Orthofix special meeting, Orthofix stockholders will be asked to consider and vote upon (1) the Orthofix share issuance proposal and (2) the Orthofix adjournment proposal.

Orthofix Record Date and Quorum

You are entitled to receive notice of, and to vote at, the Orthofix special meeting if you are an owner of record of shares of Orthofix common stock as of the close of business on November 10, 2022, the Orthofix record date. On the Orthofix record date, there were 20,011,598 shares of Orthofix common stock outstanding and entitled to vote. Orthofix stockholders will have one vote on all matters properly coming before the Orthofix special meeting for each share of Orthofix common stock owned by such stockholders on the Orthofix record date.

The Orthofix bylaws provide that the presence at the Orthofix special meeting, in person or represented by proxy, of holders of a majority of the aggregate voting power of the stock issued and outstanding and entitled to vote at the meeting as of the Orthofix record date constitutes a quorum for the transaction of business at the Orthofix special meeting.

Vote Required

The Orthofix share issuance proposal requires the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal. If an Orthofix stockholder present in person at the Orthofix special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Orthofix stockholder is not present in person at the Orthofix special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The Orthofix adjournment proposal requires the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal. If an Orthofix stockholder present in person at the Orthofix special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Orthofix stockholder is not present in person at the Orthofix special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any Orthofix stockholder of record entitled to vote at the Orthofix special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed Orthofix proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the Orthofix special meeting. If your shares of Orthofix common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Orthofix common stock using the instructions provided by your bank, broker or other nominee.

We expect that many Orthofix stockholders will not attend the Orthofix special meeting in person, and instead will be represented by proxy. Most Orthofix stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank, trust or other holder of record to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate Orthofix stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for Orthofix stockholders of record will close at the start of the Orthofix special meeting at 11 a.m. Central Time on January 4, 2023. If your shares are held through a broker, bank, trust or other holder of record and Internet or telephone facilities are made available to you, these facilities may close sooner than those for stockholders of record.

You can revoke your proxy before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the Orthofix special meeting. Executing your proxy in advance will not limit your right to vote at the Orthofix special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank, trust or other holder of record, you cannot vote at the Orthofix special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

If you are a record holder, you may change or revoke your vote before your proxy is voted at the Orthofix special meeting as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your Orthofix proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your Orthofix proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of Orthofix; (3) by sending a completed Orthofix proxy card bearing a later date than your original Orthofix proxy card; or (4) by attending the Orthofix special meeting and voting in person. If you choose any of the first three methods, you must take the described action no later than the beginning of the Orthofix special meeting.

Information about the SeaSpine Special Meeting (page 52)

Time, Place and Purpose of the SeaSpine Special Meeting

The SeaSpine special meeting to consider and vote upon the SeaSpine merger proposal and related matters, will be held at the offices of DLA Piper LLP (US), 4365 Executive Drive, 4th Floor, San Diego, CA 92121 on January 4, 2023, at 9 a.m. Pacific Time.

At the SeaSpine special meeting, the SeaSpine stockholders will be asked to consider and vote upon (1) the SeaSpine merger proposal, (2) the SeaSpine merger-related compensation proposal and (3) the SeaSpine adjournment proposal.

SeaSpine Record Date and Quorum

You are entitled to receive notice of, and to vote at, the SeaSpine special meeting if you are an owner of record of shares of SeaSpine common stock as of the close of business on November 10, 2022, the SeaSpine record date. On the SeaSpine record date, there were 37,755,164 shares of SeaSpine common stock outstanding and entitled to vote. SeaSpine stockholders will have one vote on all matters properly coming before the SeaSpine special meeting for each share of SeaSpine common stock owned by such SeaSpine stockholders on the SeaSpine record date.

The presence at the SeaSpine special meeting, in person or by proxy, of holders representing a majority in voting power of the shares of the SeaSpine common stock outstanding and entitled to vote at the meeting as of the SeaSpine record date constitutes a quorum for the transaction of business at the SeaSpine special meeting.

Vote Required

The SeaSpine merger proposal requires the affirmative vote of the holders of a majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal. If a SeaSpine stockholder present in person at the SeaSpine special meeting abstains from voting, responds by proxy with an “abstain” vote, or is not present in person at the SeaSpine special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have the effect of a vote cast “AGAINST” such proposal.

The SeaSpine merger-related compensation proposal requires the affirmative vote of holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy. If a SeaSpine stockholder present in person at the SeaSpine special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The SeaSpine adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy. If a SeaSpine stockholder present in person at the SeaSpine special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any SeaSpine stockholder of record entitled to vote at the SeaSpine special meeting may submit a proxy by telephone, over the Internet, by returning the enclosed SeaSpine proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the SeaSpine special meeting. If your shares of SeaSpine common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of SeaSpine common stock using the instructions provided by your bank, broker or other nominee.

We expect that many SeaSpine stockholders will not attend the SeaSpine special meeting in person, and instead will be represented by proxy. Most SeaSpine stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank, trust or other holder of record to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate SeaSpine stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for SeaSpine stockholders of record will close at 11:59 p.m. Eastern Time on January 3, 2023. If your shares are held through a broker, bank, trust or other holder of record and Internet or telephone facilities are made available to you, these facilities may close sooner than those for stockholders of record.

You can revoke your proxy before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the SeaSpine special meeting. Executing your proxy in advance will not limit your right to vote at the SeaSpine special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank, trust or other holder of record, you cannot vote at the SeaSpine special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

If you are a record holder of SeaSpine common stock, you may change or revoke your vote before your proxy is voted at the SeaSpine special meeting as described herein. You may do this in one of the following four ways: (1) by logging onto the Internet website specified on your SeaSpine proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your SeaSpine proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation to the corporate secretary of SeaSpine; (3) by sending a completed SeaSpine proxy card bearing a later date than your original SeaSpine proxy card; or (4) by attending the SeaSpine special meeting and voting in person. If you choose any of the first three methods, you must take the described action no later than the beginning of the SeaSpine special meeting.

All shares entitled to vote and represented by properly executed proxies received prior to the SeaSpine special meeting and not revoked will be voted at the SeaSpine special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the SeaSpine Board recommends for such proposal.

Voting by Orthofix Directors and Executive Officers (page 47)

As of the close of business on November 10, 2022, the most recent practicable date for which such information was available, directors and executive officers of Orthofix and their affiliates owned and were entitled to vote 211,519 shares (or approximately 1.1%) of Orthofix common stock. It is currently expected that Orthofix’s directors and executive officers will vote their shares of Orthofix common stock in favor of each of the proposals to be considered at the Orthofix special meeting, although none of them have entered into any agreement obligating them to do so. For information with respect to Orthofix common stock owned by directors and executive officers of Orthofix, please see the section entitled “Orthofix Beneficial Ownership Table.”

Voting by SeaSpine Directors and Executive Officers (page 53)

As of the close of business on November 10, 2022, the most recent practicable date for which such information was available, directors and executive officers of SeaSpine and its affiliates owned and were entitled to vote 1,398,440 shares (or approximately 3.7%) of SeaSpine common stock. It is currently expected that SeaSpine’s directors and executive officers will vote their shares of common stock in favor of each of the proposals to be considered at the SeaSpine special meeting, although none of them have entered into any agreement obligating them to do so. For information with respect to SeaSpine common stock owned by directors and executive officers of SeaSpine, please see the section entitled “SeaSpine Beneficial Ownership Table.”

Governance of the Combined Company (page 120)

The merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, contains certain provisions relating to the governance of the combined company following completion of the merger, which reflects the merger of equals structure of the proposed business combination as set forth below.

Headquarters

After the completion of the merger, the combined company will be headquartered in Lewisville, TX. This location will conduct general business, product development, medical education and manufacturing. The combined company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead, U.K., Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

Management of the Combined Company

The combined company will be led by an experienced Board of Directors and leadership team that leverages the talent within both organizations.

Jon Serbousek, Orthofix’s current President, Chief Executive Officer, will serve as the combined company’s Executive Chairman of the Board, and Keith Valentine, SeaSpine’s current President and Chief Executive Officer, will serve as the combined company’s President and Chief Executive Officer and as a member of the combined company’s Board. Post-closing management roles of the combined company are also expected to include the following:

•	John Bostancic, SeaSpine’s current Chief Financial Officer, as the combined company’s Chief Financial Officer.

•	Kimberley Elting, Orthofix’s current Chief Legal and Development Officer and President, Global Orthopedics, as the combined company’s President, Global Orthopedics.

•	Kevin Kenny, Orthofix’s current President of Global Spine, as the combined company’s President, Global Spine.

•	Patrick Keran, SeaSpine’s current Senior Vice President, General Counsel and Secretary, as the combined company’s Chief Legal Officer.

•	Douglas Rice, Orthofix’s current Chief Financial Officer, providing assistance with the integration activities during a post-closing transition period.

•	Beau Standish, SeaSpine’s current President, Enabling Technologies, as the combined company’s President, Global Enabling Technologies.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have nine members, consisting of:

•

Five directors, designated by the Orthofix Board, one of whom shall be the Executive Chair of the board of directors of the combined company; and each of whom, other than Mr. Serbousek, currently qualify, and are expected to continue to qualify, as an “independent director” under Nasdaq’s listing standards and the applicable rules of the SEC, referred to as the Orthofix continuing directors; and

•

Four directors, designated by the SeaSpine Board, each of whom, other than Mr. Valentine, is expected to qualify as an “independent director” under the listing standards of the Nasdaq and the applicable rules of the SEC, referred to as the SeaSpine continuing directors.

Following the completion of the merger, the board of directors of the combined company will continue to be comprised of the Orthofix continuing directors and the SeaSpine continuing directors, as described above.

Lead Independent Director

The Lead Independent Director of the combined company board will be an Orthofix-nominated director and is expected to be the current Chair of the Orthofix Board, Catherine Burzik.

Committees of the Board of Directors

Following the completion of the merger, the board of directors of the combined company will have the following standing committees: the Audit and Finance Committee, the Compensation and Talent Development Committee, the Compliance and Ethics Committee, and the Nominating, Governance and Sustainability Committee. The compositions of the respective committees will be discussed and agreed upon by the Orthofix Board and the SeaSpine Board prior to the effective time, provided that the Chair of the Nominating, Governance and Sustainability Committee will be a SeaSpine nominated director.

See “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Governance of the Combined Company.”

Litigation Relating to the Merger (See page 112)

On each of November 17, 2022 and November 21, 2022, purported SeaSpine stockholders filed a complaint against SeaSpine and the members of the SeaSpine Board in the United States District Court for the Southern District of New York. The complaints assert claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act for allegedly causing the filing with the SEC on November 8, 2022 of a materially incomplete and misleading registration statement on Form S-4. Among other remedies, the plaintiffs seek to enjoin the merger. On November 19, 2022, counsel to two different purported SeaSpine stockholders sent demand letters making similar assertions. In addition, on November 15, 2022, counsel to a purported Orthofix stockholder sent a demand letter to Orthofix’s counsel attaching a draft federal court complaint against Orthofix and the members of the Orthofix Board making similar claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act, and also seeking to enjoin the merger. Although the ultimate outcome of these lawsuits cannot be predicted with certainty, Orthofix and SeaSpine believe the claims are without merit and intend to defend against these actions vigorously.

For more information, see “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Litigation Related to the Merger.”

Regulatory Approvals (page 112)

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, referred to as the Antitrust Division, and the United States Federal Trade Commission, referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Orthofix and SeaSpine each filed their respective HSR Act notification forms on October 21, 2022, which commenced the initial waiting period of 30 days. On November 21, 2022, the waiting period under the HSR Act expired without a request for additional information.

There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

See “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Regulatory Approvals.”

Conditions to Completion of the Merger (page 134)

In addition to the approval of the Orthofix share issuance proposal by Orthofix stockholders and of the SeaSpine merger proposal by SeaSpine stockholders, completion of the merger is subject to the satisfaction (or waiver to the extent permitted by law) of a number of other conditions, including:

•	the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becoming effective under the Securities Act, and no stop order having been issued;

•

the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act, and the expiration of any mandatory waiting period or the receipt of any required consent under any other applicable antitrust laws except for such waiting periods or consents that are not reasonably expected to delay or prevent the completion of the merger or have a material adverse effect on the expected benefits of the merger to SeaSpine and Orthofix, taken as a whole;

•	approval of the listing on Nasdaq of the shares of Orthofix common stock issued or issuable pursuant to the merger agreement;

•	the absence of an injunction or law prohibiting the merger;

•	receipt by SeaSpine of an opinion of its respective outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the accuracy of the representations and warranties of Orthofix or SeaSpine, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);

•	the performance by Orthofix or SeaSpine, as applicable, of its covenants and agreements under the merger agreement in all material respects;

•	the absence of the occurrence of a material adverse effect of Orthofix or SeaSpine since the date of the merger agreement; and

•	delivery of an officer certificate by the other party certifying satisfaction of the conditions described in the preceding three bullet points.

The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived, including after Orthofix receives stockholder approval of the Orthofix share issuance proposal at the Orthofix special meeting and SeaSpine receives stockholder approval of the SeaSpine merger proposal at the SeaSpine special meeting, and after Orthofix and SeaSpine receive all required regulatory approvals. For a more complete description of the conditions to the merger, see “The Merger Agreement — Conditions to the Merger.”

Timing of the Merger (page 112)

The parties expect the merger to be completed in the first quarter of 2023. Neither Orthofix nor SeaSpine can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals. For a more complete description of the conditions to the merger, see “The Merger Agreement — Conditions to the Merger.”

Ownership of the Combined Company after the Merger

As of the date of this joint proxy statement/prospectus, based on the current number of shares of Orthofix common stock and SeaSpine common stock outstanding and reserved for issuance, we estimate that, immediately following completion of the merger, former holders of SeaSpine common stock will own approximately 43.5%, and pre-merger holders of Orthofix common stock will own approximately 56.5%, of the outstanding common stock on a diluted basis (calculated using the treasury stock method). The exact equity stake of Orthofix stockholders and SeaSpine stockholders in the combined company immediately following the merger will depend on the number of shares of Orthofix common stock and SeaSpine common stock issued and outstanding immediately prior to the merger.

No Solicitation; Board Recommendations (page 127)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the exceptions summarized below, each of Orthofix and SeaSpine has agreed that it will not, and it will cause its subsidiaries not to, and instruct its and their respective officers, directors, employees, financial advisors, legal counsel, accountants, consultants, agents and other representatives not to, directly or indirectly (1) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to itself, (2) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to itself or any of its subsidiaries or afford access to the properties, books or records of itself or any of its subsidiaries to any person or group of persons (or any of their affiliates or representatives) that has made an acquisition proposal with respect to it, or (3) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an acquisition proposal with respect to itself.

If, however, prior to obtaining the approval of its stockholders, Orthofix or SeaSpine receives a written acquisition proposal from a third party that constitutes, or that its respective board of directors determines in good faith is reasonably expected to lead to, a superior proposal, then Orthofix or SeaSpine, as applicable, may, subject to certain conditions included in the merger agreement, disclose any non-public information or data relating to, or afford access to the properties, books, or records of, itself or any of its subsidiaries to and participate or engage in discussions or negotiations with that third party with respect to that proposal.

For a more complete description of the limitations on the solicitation of transaction proposals from third parties and the ability of the Orthofix Board or the SeaSpine Board, as applicable, to change its respective recommendation with respect to the transaction, see “The Merger Agreement — Covenants and Agreements — No Solicitation; Board Recommendations.”

Termination of the Merger Agreement; Termination Fee (page 135)

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time by mutual written consent of SeaSpine and Orthofix. In addition, the merger agreement may be terminated by either SeaSpine or Orthofix:

•

if the other party’s covenants, obligations, representations or warranties contained in the merger agreement have been breached or any of the other party’s representations or warranties have become untrue, such that the applicable condition to complete the merger would not be satisfied and any such breach or failure of a representation or warranty to be true (A) is incapable of being cured by such party or (B) is not cured within 45 days after receiving written notice of such breach or failure to be true;

•

if the other party’s board of directors or any committee thereof either (1) makes an adverse recommendation change, (2) does not include its recommendation in the joint proxy statement or (3) publicly proposes to take any of the actions in clause (1) or (2);

•	if the other party materially breaches the non-solicitation obligations under the merger agreement;

•

if, at any time prior to obtaining its stockholder approval, the party terminates in order to enter into a definitive agreement with respect to a superior proposal and the party has complied with its non-solicitation obligations under the merger agreement;

•

if either party’s stockholder approval has not been obtained (provided that this right to terminate is not available to a party whose material breach of its obligations under any provision of the merger agreement has been the principal cause, or principally resulted in, the failure to obtain its stockholder approval);

•

if (1) any governmental body of competent jurisdiction shall have issued or entered any order that has become final and non-appealable or any applicable law is enacted or promulgated, in each case, that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, or (2) any expiration, termination authorization or consent from a governmental body required to be obtained pursuant to the antitrust closing conditions of the merger agreement shall have been denied and such denial shall have become final and non-appealable (provided that this right is not available to a party whose material breach of its obligations under any provision of the merger agreement has been the principal cause of, or principally resulted in, such order or law); or

•

the merger is not completed by March 10, 2023, referred to as the termination date. However, the termination date may be extended by written notice of any party to a date not beyond June 10, 2023, if on the termination date all other closing conditions contemplated by the merger agreement are satisfied or waived except for the antitrust closing conditions of the merger agreement (provided that this right to terminate is not available to a party whose material breach of its obligations under any provision of the merger agreement has been the principal cause, or principally resulted in, the failure of the merger to be completed by the termination date).

If the merger agreement is terminated as described above, the merger agreement shall be of no further force or effect, subject to certain exceptions, including as described below and that no party will be relieved from liability for any intentional and material breach of the merger agreement, or fraud.

The merger agreement provides for payment of a termination fee by SeaSpine to Orthofix of approximately $10.6 million as well as Orthofix’s and its affiliates reasonable, documented out-of-pocket fees and expenses (not to exceed $2.0 million in the aggregate) in connection with a termination of the merger agreement under the following circumstances:

•	if Orthofix terminates the merger agreement pursuant to the following:

•

the SeaSpine Board or any committee thereof either (1) makes an adverse recommendation change, (2) does not include its recommendation in the joint proxy statement or (3) publicly proposes to take any of the actions in clause (1) or (2); or

•	SeaSpine materially breaches its non-solicitation obligations under the merger agreement; or

•

prior to obtaining the approval of the stockholders of SeaSpine, SeaSpine terminates in order to enter into a definitive agreement with respect to a superior proposal and SeaSpine has otherwise complied with its non-solicitation obligations under the merger agreement.

SeaSpine will be obligated to pay Orthofix’s and its affiliates’ reasonable, documented out-of-pocket fees and expenses (not to exceed $2.0 million in the aggregate) if prior to the SeaSpine stockholders’ meeting an acquisition proposal with respect to SeaSpine is publicly proposed or publicly disclosed:

•

The acquisition proposal is not irrevocably withdrawn at or prior to the SeaSpine stockholder’s meeting and termination of the merger agreement occurs because SeaSpine stockholder approval is not obtained; or

•

If the merger agreement is being terminated due to SeaSpine’s breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement and the acquisition proposal is not irrevocably withdrawn prior to the time of the relevant breach or failure to be true of a covenant, obligation, representation or warranty.

Further, if within 12 months of such termination, SeaSpine enters into a definitive agreement with respect to an acquisition proposal which is ultimately consummated (except that all references in the definition of acquisition proposal within the merger agreement to “20%” will be deemed replaced with “50%”), then SeaSpine will pay to Orthofix a one-time termination fee of approximately $10.6 million.

The merger agreement provides for payment of a termination fee by Orthofix to SeaSpine of approximately $13.7 million as well as SeaSpine’s and its affiliates reasonable, documented out-of-pocket fees and expenses (not to exceed $2.0 million in the aggregate) in connection with a termination of the merger agreement under the following circumstances:

•	if SeaSpine terminates the merger agreement pursuant to the following:

•

the Orthofix Board or any committee thereof either (1) makes an adverse recommendation change, (2) does not include its recommendation in the joint proxy statement or (3) publicly proposes to take any of the actions in clause (1) or (2); or

•	Orthofix materially breaches its non-solicitation obligations under the merger agreement; or

•

prior to obtaining the approval of the stockholders of Orthofix, Orthofix terminates in order to enter into a definitive agreement with respect to an unsolicited superior proposal and Orthofix has otherwise complied with its non-solicitation obligations under the merger agreement.

Orthofix will be obligated to pay SeaSpine’s and its affiliates’ reasonable, documented out-of-pocket fees and expenses (not to exceed $2.0 million in the aggregate) if prior to the Orthofix stockholders’ meeting an acquisition proposal with respect to Orthofix is publicly proposed or publicly disclosed:

•

The acquisition proposal is not irrevocably withdrawn at or prior to the Orthofix stockholder’s meeting and termination of the merger agreement occurs because Orthofix stockholder approval is not obtained; or

•

If the merger agreement is being terminated due to Orthofix’s (or its subsidiary’s) breach of its representations, warranties, covenants or other agreements contained in the merger agreement and the acquisition proposal is not irrevocably withdrawn prior to the time of the relevant breach or failure to be true of a covenant, obligation, representation or warranty.

Further, if within 12 months of such termination, Orthofix enters into a definitive agreement with respect to an acquisition proposal which is ultimately consummated (except that all references in the definition of acquisition proposal within the merger agreement to “20%” will be deemed replaced with “50%”), then Orthofix will pay to SeaSpine a one-time termination fee of approximately $13.7 million.

For a more complete description of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement — Termination” and “The Merger Agreement — Expenses and Termination Fees.”

No Appraisal Rights (page 113)

Holders of Orthofix common stock and holders of SeaSpine common stock are not entitled to appraisal rights under the DGCL with respect to the merger. For more information, see “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — No Appraisal Rights in the Merger.”

Material U.S. Federal Income Tax Consequences of the Merger (page 113)

The obligation of SeaSpine to complete the merger is conditioned upon the receipt by SeaSpine of an opinion of its outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the merger qualifies as a “reorganization,” U.S. holders (as defined in the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Material U.S. Federal Income Tax Consequences of the Merger”) of shares of SeaSpine common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Orthofix common stock in exchange for SeaSpine common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of SeaSpine common stock).

The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state, or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

All holders of SeaSpine common stock should consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of any U.S. federal, state, local, non-U.S. and other tax laws.

Accounting Treatment (page 116)

Orthofix prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of SeaSpine by Orthofix under the acquisition method of accounting in accordance with GAAP. Orthofix will be treated as the acquiror for accounting purposes. In identifying Orthofix as the accounting acquiror, Orthofix and SeaSpine considered the structure of the transaction and other actions contemplated by the merger agreement, relative outstanding share ownership and market values, the composition of the combined company’s board of directors, and the relative size of Orthofix and SeaSpine.

Rights of SeaSpine Stockholders Will Change as a Result of the Merger (page 174)

SeaSpine stockholders will have different rights once they become Orthofix stockholders due to differences between the organizational documents of Orthofix and SeaSpine. These differences are described in more detail under “Comparison of the Rights of Orthofix Stockholders and SeaSpine Stockholders.”

Risk Factors (page 33)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ORTHOFIX

The following selected historical consolidated financial data has been taken from (1) the unaudited condensed consolidated financial statements of Orthofix and related notes for the nine months ended September 30, 2022, and September 30, 2021, and (2) the audited consolidated financial statements of Orthofix and related notes for the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017, all of which have been prepared in accordance with GAAP.

The data set forth below is not necessarily indicative of Orthofix’s results of future operations and should be read in conjunction with Orthofix’s most recent SEC filings for a description of Orthofix’s reported results of operations, financial condition and capital resources, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2022, as filed with the SEC on November  3, 2022, and its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 25, 2022, each of which is incorporated by reference into this joint proxy statement/prospectus.

	Nine months ended September 30,		Year ended December 31,
(U.S. Dollars, in thousands, except margin and per share data)	2022	2021	2021	2020	2019	2018	2017
Consolidated operating results data:	(unaudited)
Net sales	$338,484	$339,415	$464,479	$406,562	$459,955	$453,042	$433,823
Cost of sales	90,491	81,660	114,914	101,889	100,607	96,628	93,037

Gross profit	247,993	257,755	349,565	304,673	359,348	356,414	340,786
Gross margin	73%	76%	75%	75%	78%	79%	79%
Sales and marketing	169,486	164,220	221,318	204,434	223,676	205,527	198,370
General and administrative	54,496	51,091	69,353	67,948	85,607	83,251	71,905
Research and development	35,913	36,378	49,621	39,056	34,637	33,218	29,700
Acquisition-related amortization and remeasurement (1)	(9,678)	5,028	17,588	(499)	34,212	4,324	—

Operating income (loss)	(2,224)	1,038	(8,315)	(6,266)	(18,784)	30,094	40,811
Net income (loss) from continuing operations	(12,687)	(3,890)	(38,379)	2,517	(28,462)	13,811	7,291
Net loss from discontinued operations	—	—	—	—	—	—	(1,068)

Net income (loss)	$(12,687)	$(3,890)	$(38,379)	$2,517	$(28,462)	$13,811	$6,223

Net income (loss) per common share – basic
Net income (loss) from continuing operations	$(0.63)	$(0.28)	$(1.95)	$0.13	$(1.51)	$0.73	$0.40
Net loss from discontinued operations	—	—	—	—	—	—	(0.06)

Net income (loss)	$(0.63)	$(0.28)	$(1.95)	$0.13	$(1.51)	$0.73	$0.34

Net income (loss) per common share – diluted
Net income (loss) from continuing operations	$(0.63)	$(0.28)	$(1.95)	$0.13	$(1.51)	$0.72	$0.39
Net loss from discontinued operations	—	—	—	—	—	—	(0.05)

Net income (loss)	$(0.63)	$(0.28)	$(1.95)	$0.13	$(1.51)	$0.72	$0.34

(1)

Acquisition-related amortization and remeasurement consists of (i) amortization related to intangible assets acquired through business combinations or asset acquisitions, (ii) the remeasurement of any related contingent consideration arrangement, and (iii) recognized costs associated with acquired in-process research and development assets, which are recognized as expense immediately upon acquisition.

	As of September 30,		As of December 31,
(U.S. Dollars, in thousands)	2022	2021	2021	2020	2019	2018	2017
Consolidated financial position data:
Cash and cash equivalents	$51,660	$82,710	$87,847	$96,291	$69,719	$69,623	$81,157
Total assets	449,660	500,395	476,623	525,861	495,620	466,641	405,354
Long-term debt	—	—	—	—	—	—	—
Total liabilities	116,121	135,562	139,689	168,997	167,989	131,244	108,746
Shareholders’ equity	333,539	364,833	336,934	356,864	327,631	335,397	296,608

	Nine months ended September 30,		Year ended December 31,
(U.S. Dollars, in thousands)	2022	2021	2021	2020		2019	2018		2017
Other financial data:
Net cash from operating activities	$(13,886)	$6,696	$18,475	$74,272		$32,033	$49,918		$38,972
Net cash from investing activities	(18,634)	(14,031)	(23,013)	(52,334	)(1)	(22,924)	(60,998	)(2)	(16,474)
Net cash from financing activities	(1,576)	(5,673)	(3,621)	3,245		(10,688)	2,993		3,538
Effect of exchange rate changes on cash	(2,091)	(598)	(815)	1,235		(207)	(881)		1,180

Net change in cash and cash equivalents	(36,187)	(13,606)	(8,974)	26,418		(1,786)	(8,968)		27,216

Net cash from operating activities	$(13,886)	$6,696	$18,475	$74,272		$32,033	$49,918		$38,972
Capital expenditures	(17,260)	(12,781)	(19,592)	(17,094)		(20,524)	(15,256)		(16,948)

Free cash flow (3)	(31,146)	(6,085)	(1,117)	57,178		11,509	34,662		22,024

Depreciation and amortization	$21,598	$22,153	$29,599	$30,546		$24,699	$18,659		$20,124
Share-based compensation expense	13,521	11,470	15,432	16,207		21,540	18,930		12,557

(1)

Net cash from investing activities for the year ended December 31, 2020, includes a cash outflow of $18.0 million related to Orthofix’s Asset Purchase Agreement with Wittenstein SE, a privately-held German-based company, to acquire assets associated with the FITBONE intramedullary lengthening system for limb lengthening of the femur and tibia bones, which was accounted for as a business combination.

(2)

Net cash from investing activities for the year ended December 31, 2018, includes a cash outflow of $44.3 million related to Orthofix’s acquisition of Spinal Kinetics Inc., a privately held developer and manufacturer of artificial cervical and lumbar discs for $45.0 million in net cash, subject to certain adjustments, plus potential milestone payments of up to $60.0 million in cash. This transaction was accounted for as a business combination.

(3)

Non-GAAP measure. For this purpose, free cash flow is calculated by subtracting capital expenditures from net cash from operating activities. Management uses free cash flow as an important indicator of how much cash is generated or used by our normal business operations, including capital expenditures. Management uses free cash flow as a measure of progress on its capital efficiency and cash flow initiatives.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SEASPINE

The following selected historical consolidated financial data has been taken from (1) the unaudited condensed consolidated financial statements of SeaSpine and related notes for the nine months ended September 30, 2022, and September 30, 2021, and (2) the audited consolidated financial statements of SeaSpine and related notes for the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017, all of which have been prepared in accordance with GAAP.

The data set forth below is not necessarily indicative of SeaSpine’s results of future operations and should be read in conjunction with SeaSpine’s most recent SEC filings for a description of SeaSpine’s reported results of operations, financial condition and capital resources, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2022, as filed with the SEC on November  3, 2022, and its Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 15, 2022, each of which is incorporated by reference into this joint proxy statement/prospectus.

	Nine months ended September 30,		Year ended December 31,
	2022	2021	2021	2020	2019	2018	2017
Total revenue, net	$174,158	$135,862	$191,451	$154,345	$159,083	$143,443	$131,814
Cost of goods sold	66,140	51,137	76,864	56,841	57,979	55,969	51,826

Gross profit	108,018	84,725	114,587	97,504	101,104	87,474	79,988
Operating expenses
Selling, general and administrative	133,416	108,468	150,243	120,178	117,039	105,387	97,303
Research and development	18,095	15,618	22,006	16,258	15,125	12,058	12,180
Intangible amortization	2,568	2,577	3,316	3,169	3,169	3,168	3,168
Impairment of intangible assets	—	—	—	1,325	4,993	—	—

Total operating expenses	154,079	126,663	175,565	140,930	140,326	120,613	112,651

Operating income (loss)	(46,061)	(41,938)	(60,978)	(43,426)	(39,222)	(33,139)	(32,663)
Other (expense) income, net	(976)	5,689	(5,532)	(463)	(302)	256	(430)

Loss before income taxes	(47,037)	(36,249)	(55,446)	(42,963)	(38,920)	(33,395)	(32,233)
Provision (benefit) for income taxes	(986)	(689)	(1,100)	218	356	129	(118)

Net loss	$(46,051)	$(35,560)	$(54,346)	$(43,181)	$(39,276)	$(33,524)	$(32,115)

Net loss per share, basic and diluted	(1.25)	$(1.09)	(1.62)	(1.59)	(2.07)	(2.18)	(2.58)

Weighted average shares used to compute basic and diluted net loss per share	36,833	32,638	33,604	27,222	18,977	15,358	12,426

	As of September 30,		As of December 31,
(U.S. Dollars, in thousands)	2022	2021	2021	2020	2019	2018	2017
Consolidated financial position data:
Cash and cash equivalents	$46,763	$102,433	$83,106	$76,813	$20,199	$24,233	$10,788
Total assets	374,124	390,000	377,267	214,401	141,718	172,342	134,474
Long-term debt	25,812	—	—	5,059	—	—	—
Total liabilities	99,665	63,159	64,903	42,683	31,958	30,257	28,821
Shareholders’ equity	274,459	326,841	312,364	171,718	109,760	142,085	105,653

	Nine Month Ended September 30,		For the Year Ended December 31,
(U.S. Dollars, in thousands)	2022	2021	2021	2020	2019	2018	2017
Other financial data:
Net cash from operating activities	$(34,186)	$(22,377)	$(33,512)	$(24,599)	$(20,277)	$(12,558)	$(8,622)
Net cash from investing activities	(25,743)	(46,386)	(55,358)	(17,042)	17,166	(38,104)	(7,646)
Net cash from financing activities	24,068	94,684	95,545	98,138	(829)	64,197	12,040
Effect of exchange rate changes on cash	(482)	(301)	(382)	117	(94)	(90)	450

Net change in cash and cash equivalents	(36,343)	25,620	6,293	56,614	(4,034)	13,445	(3,778)

RISK FACTORS

Risks Related to the Merger

The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on Orthofix and SeaSpine.

The completion of the merger is subject to a number of conditions, including, among other things, the receipt of the Orthofix stockholder approval and the SeaSpine stockholder approval and receipt of certain regulatory approvals, which make the completion and timing of the merger uncertain. See the section entitled “The Merger Agreement — Conditions to the Merger” for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. There can be no assurance that the conditions to the completion of the merger will be satisfied or waived or that the merger will be completed.

If the merger is not completed, each of Orthofix and SeaSpine may be materially adversely affected and, without realizing any of the benefits of having completed the merger, will be subject to a number of risks, including the following:

•	the market price of Orthofix common stock or SeaSpine common stock could decline;

•	Orthofix or SeaSpine could owe a substantial termination fee to the other party in specified circumstances;

•

if the merger agreement is terminated and the Orthofix Board or the SeaSpine Board seeks another business combination, Orthofix stockholders or SeaSpine stockholders, as applicable, cannot be certain that Orthofix or SeaSpine, as applicable, will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that the other party has agreed to in the merger agreement;

•

time and resources, financial and other, committed by Orthofix’s and SeaSpine’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities;

•	Orthofix or SeaSpine may experience negative reactions from the financial markets or from its customers, suppliers or employees; and

•

Orthofix and SeaSpine will each be required to pay its costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed (subject to certain exceptions).

In addition, if the merger is not completed, each of Orthofix and SeaSpine could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against such party to perform its obligations under the merger agreement. Any of these risks could materially and adversely impact Orthofix’s or SeaSpine’s ongoing business, financial condition, financial results and stock price.

Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with delay and uncertainty about completion of the merger and could materially and adversely impact Orthofix’s and SeaSpine’s ongoing business, financial condition, financial results and stock price following the completion of the merger.

The merger is subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from several regulatory authorities that may impose conditions that could have an adverse effect on Orthofix, SeaSpine or the combined company or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger must have expired or been terminated and any authorization or consent from a governmental authority required to be obtained with respect to the merger under certain other applicable foreign regulatory laws must have been obtained. In deciding whether to grant the required regulatory authorization or consent, the relevant governmental entities will consider the effect of the merger within their relevant jurisdiction, including, among other things, the impact on the parties’ respective customers and suppliers. The terms and conditions of the authorizations and consents that are granted, if any, may impose requirements, limitations or costs or place restrictions on the conduct of the combined company’s business or may materially delay the completion of the merger. Orthofix and SeaSpine each filed their respective HSR Act notification forms on October 21, 2022, which commenced the initial waiting period of 30 days. On November 21, 2022, the waiting period under the HSR Act expired without a request for additional information.

Under the merger agreement, Orthofix and SeaSpine have agreed to use their respective reasonable best efforts to obtain such authorizations and consents, and each of Orthofix and SeaSpine has agreed take all actions, and to do promptly, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable laws to carry out the intent and purposes of the merger agreement and to consummate the transactions contemplated by the merger agreement. However, Orthofix’s and SeaSpine’s obligations to take such actions are subject to limitations, including that neither Orthofix nor SeaSpine will be required to divest, sell, dispose of, or license or agree to divest, sell, dispose of, or license any assets, businesses, rights or operations. For a more detailed description of Orthofix’s and SeaSpine’s obligations to obtain required regulatory authorizations and approvals, see the section entitled “The Merger Agreement — Covenants and Agreements — Efforts to Complete the Merger.”

In addition, at any time before or after the completion of the merger, and notwithstanding the termination of applicable waiting periods, the applicable U.S. or foreign regulatory authorities or any state attorney general could take such action under antitrust or applicable foreign investment laws as such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action challenging, seeking to enjoin, or seeking to impose conditions on the merger. Orthofix and SeaSpine may not prevail and may incur significant costs in defending or settling any such action. For a more detailed description of the regulatory review process, see the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Regulatory Approvals.”

There can be no assurance that the conditions to the completion of the merger set forth in the merger agreement relating to applicable regulatory laws will be satisfied.

The merger agreement contains provisions that limit Orthofix’s and SeaSpine’s ability to pursue alternatives to the merger, could discourage a potential competing transaction counterparty of Orthofix or SeaSpine from making a favorable alternative transaction proposal, and provide that, in specified circumstances, each of Orthofix and SeaSpine would be required to pay a termination fee.

The merger agreement contains provisions that make it more difficult for SeaSpine to sell its business to a party other than Orthofix, or for Orthofix to sell its business. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the adoption of the merger agreement, in the case of SeaSpine, or the approval of the stock issuance, in the case of Orthofix, and the other party generally has a right to attempt to match any acquisition proposal that may be made. However, at any time prior to the adoption of the merger agreement by SeaSpine stockholders, in the case of SeaSpine, or the approval of the Orthofix share issuance proposal by Orthofix stockholders, in the case of Orthofix, such party’s board of directors is permitted to make an adverse recommendation change if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, as described further under “The Merger Agreement — Covenants and Agreements — Changes in Board Recommendations.”

In some circumstances, upon termination of the merger agreement, SeaSpine would be required to pay a termination fee of approximately $10.6 million to Orthofix, and in some circumstances, upon termination of the merger agreement, Orthofix would be required to pay a termination fee of approximately $13.7 million to SeaSpine, each as contemplated by the merger agreement. For further discussion, see the section entitled “The Merger Agreement — Expenses and Termination Fees.”

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either SeaSpine or Orthofix from considering or proposing an acquisition proposal, even if that party was prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of SeaSpine, or that party was prepared to enter into an agreement that may be favorable to Orthofix or its stockholders, in the case of Orthofix. Furthermore, the termination fees described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by such party in certain circumstances.

The exchange ratio is fixed and will not be adjusted in the event of any change in either Orthofix’s or SeaSpine’s stock price.

Upon completion of the merger, each issued and outstanding share of SeaSpine common stock (other than excluded shares) will be converted into the right to receive the merger consideration, which is equal to 0.4163 fully paid and nonassessable shares of Orthofix common stock (and, if applicable, cash in lieu of fractional shares). This exchange ratio was fixed in the merger agreement and will not be adjusted for changes in the market price of either Orthofix common stock or SeaSpine common stock.

It is impossible to accurately predict the market price of Orthofix common stock at the completion of the merger and, therefore, impossible to accurately predict the market value of the shares of Orthofix common stock that SeaSpine stockholders will receive in the merger. The market price for Orthofix common stock may fluctuate both prior to the completion of the merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for Orthofix’s or SeaSpine’s products and services, changes in laws and regulations, other changes in Orthofix’s and SeaSpine’s respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the merger will be completed, and the expected timing of the merger. Many of these factors are beyond Orthofix’s and SeaSpine’s control. As a result, the market value represented by the exchange ratio will also vary.

Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the merger, it is possible that some customers, suppliers and other persons with whom Orthofix and/or SeaSpine has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Orthofix or SeaSpine, as the case may be, as a result of the merger or otherwise, which could negatively affect Orthofix’s or SeaSpine’s respective revenues, earnings and/or cash flows, as well as the market price of Orthofix common stock or SeaSpine common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Orthofix and SeaSpine is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to modify or terminate contracts, acquire or dispose of assets, incur indebtedness, pay dividends, incur capital expenditures or settle claims. Such limitations could adversely affect each of Orthofix’s and SeaSpine’s business and operations prior to the completion of the merger.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger. For further discussion, see the section entitled “The Merger Agreement — Covenants and Agreements — Conduct of Business.”

Completion of the merger may trigger change in control or other provisions in certain distributor, customer and other agreements to which Orthofix or SeaSpine is a party, which may have an adverse impact on the combined company’s business and results of operations following completion of the merger.

The completion of the merger may trigger change in control and other provisions in certain agreements to which Orthofix or SeaSpine is a party. If Orthofix or SeaSpine is unable to negotiate waivers of those provisions, counterparties may exercise their rights and remedies under the agreements, including terminating the agreements or seeking monetary damages or equitable remedies. Even if Orthofix and SeaSpine are able to negotiate consents or waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Orthofix or SeaSpine. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations following completion of the merger.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company following completion of the merger.

Orthofix and SeaSpine are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain certain key management personnel and employees of Orthofix and SeaSpine. Prior to the completion of the merger, current and prospective employees of Orthofix and SeaSpine may experience uncertainty about their roles following the completion of the transactions, which may have an adverse effect on the ability of each of Orthofix and SeaSpine to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that Orthofix and SeaSpine have previously been able to attract or retain their own employees.

The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.

The unaudited pro forma combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined financial information is subject to a number of assumptions and does not take into account any synergies related to the proposed transaction. Further, the combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that Orthofix will be identified as the acquiror under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the merger. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma combined financial information reflected in this joint proxy statement/prospectus. For further discussion, see “Unaudited Pro Forma Combined Financial Information.”

Orthofix’s executive officers and directors and SeaSpine’s executive officers and directors have interests in the merger that may be different from, or in addition to, Orthofix’s stockholders’ and SeaSpine’s stockholders’ interests.

When considering the recommendation of the Orthofix Board that Orthofix stockholders approve the Orthofix share issuance proposal and the recommendation of the SeaSpine Board that the SeaSpine stockholders approve the SeaSpine merger proposal, such stockholders should be aware that certain directors and executive officers of Orthofix and directors and executive officers of SeaSpine have certain interests in the merger that may be different from, or in addition to, the interests of such stockholders. The Orthofix Board was aware of the interests of Orthofix’s directors and executive officers, the SeaSpine Board was aware of the interests of SeaSpine’s directors and executive officers, and each board considered such interests, among other matters, when it approved the merger agreement and in making its recommendations to its stockholders. Additional interests of the executive officers of Orthofix in the merger include certain performance stock unit achievement rights and certain post separation cash severance and equity acceleration rights, in each case as a result of the Orthofix Board’s determination, upon completion of the merger, to treat the transaction, if consummated, as a “Change in Control” under applicable agreements and equity plans. Additional interests of the directors of Orthofix include continued service on the board of the combined company or certain equity acceleration rights in the event that the director is not continuing. Additional interests of the directors and executive officers of SeaSpine in the merger include (i) the payment of certain severance and other benefits upon a qualifying termination of employment or service following the completion of the merger, (ii) continued employment or service on the board of the combined company and (iii) the continued provision of indemnification and insurance coverage for current and former directors and executive officers of SeaSpine in accordance with the merger agreement. See the sections entitled “Interests of Orthofix’s Directors and Executive Officers in the Merger” and “Interests of SeaSpine’s Directors and Executive Officers in the Merger” for a more detailed description of these interests. As a result of these interests, these directors (as applicable) and executive officers might be more likely to support and to vote in favor of the proposals described in this joint proxy statement/prospectus than if they did not have these interests. Orthofix stockholders and SeaSpine stockholders should consider whether these interests might have influenced these directors (as applicable) and executive officers to recommend adopting the merger agreement.

Following the merger, the composition of the combined company board of directors will be different than the composition of the current Orthofix Board or the current SeaSpine Board.

The Orthofix Board currently consists of nine directors and the SeaSpine Board currently consists of nine directors. Upon completion of the merger, the board of directors of the combined company will consist of nine directors, including five directors designated by Orthofix and four directors designated by SeaSpine. See the section entitled “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Governance of the Combined Company.” This new composition of the board of directors of the combined company may affect the future decisions of the combined company.

The opinions of Orthofix’s and SeaSpine’s financial advisors will not reflect changes in circumstances between the signing of the merger agreement and completion of the merger.

Orthofix and SeaSpine have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus and do not expect to receive updated opinions prior to completion of the merger. Changes in the operations and prospects of Orthofix or SeaSpine, general market and economic conditions and other factors that may be beyond the control of Orthofix or SeaSpine, and on which Orthofix’s and SeaSpine’s financial advisors’ opinions were based, may significantly alter the value of Orthofix or SeaSpine or the prices of shares of Orthofix common stock or SeaSpine common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Orthofix’s and SeaSpine’s financial advisors will not be updating their opinions, the opinions will not address the fairness of the exchange ratio from a financial point of view at the time the merger is completed. The Orthofix’s board of directors’ recommendation that Orthofix stockholders vote “FOR”

the proposals being submitted to the Orthofix stockholders and the SeaSpine Board’s recommendation that SeaSpine stockholders vote “FOR” the proposals being submitted to the SeaSpine stockholders, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Orthofix and SeaSpine received from their respective financial advisors, please refer to “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of the Share Issuance — Opinion of Orthofix’s Financial Advisor” and “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of the Share Issuance — Opinion of SeaSpine’s Financial Advisor.”

Shareholder litigation could prevent or delay the closing of the merger or otherwise negatively affect the business and operations of Orthofix and SeaSpine.

On each of November 17, 2022 and November 21, 2022, purported SeaSpine stockholders filed a complaint against SeaSpine and the members of the SeaSpine Board in the United States District Court for the Southern District of New York. The complaints assert claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act for allegedly causing the filing with the SEC on November 8, 2022 of a materially incomplete and misleading registration statement on Form S-4. Among other remedies, the plaintiffs seek to enjoin the merger. On November 19, 2022, counsel to two different purported SeaSpine stockholders sent demand letters making similar assertions. In addition, on November 15, 2022, counsel to a purported Orthofix stockholder sent a demand letter to Orthofix’s counsel attaching a draft federal court complaint against Orthofix and the members of the Orthofix Board making similar claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act, and also seeking to enjoin the merger. Although the ultimate outcome of these lawsuits cannot be predicted with certainty, Orthofix and SeaSpine believe the claims are without merit and intend to defend against these actions vigorously.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Additional lawsuits against Orthofix, SeaSpine, Merger Sub and/or the directors and officers of Orthofix and/or SeaSpine in connection with the merger may be filed in the future. Neither Orthofix nor SeaSpine can assure you as to the outcome of any lawsuit that has been or may be filed, including the amount of costs associated with defending claims or any other liabilities that may be incurred in connection with such litigation. If the plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected time frame. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of Orthofix’s and SeaSpine’s business. See “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Litigation Related to the Merger.”

Risks Related to the Combined Company

The combined company may be unable to successfully integrate the Orthofix and SeaSpine businesses and realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on the combined company’s ability to successfully combine and integrate the Orthofix and SeaSpine businesses, and realize the anticipated benefits, including synergies, cost savings, innovation and technological opportunities and operational efficiencies from the merger in a manner that does not materially disrupt existing customer, supplier and employee relations and does not result in decreased revenues due to losses of, or decreases in orders by, customers. If the combined company is unable to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits may not be realized fully or at all, or may take longer to realize than expected, and the value of the combined company common stock may decline. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected.

The integration of the two companies may result in material challenges, including, without limitation:

•	managing a larger, more complex combined medical device business;

•	maintaining employee morale and retaining key management and other employees;

•

retaining existing business and operational relationships, including customers, suppliers and employees and other counterparties, as may be impacted by contracts containing consent and/or other provisions that may be triggered by the merger, and attracting new business and operational relationships;

•

consolidating corporate and administrative infrastructures and eliminating duplicative operations, including unanticipated issues in integrating information technology, communications and other systems;

•	coordinating geographically separate organizations; and

•	unforeseen expenses or delays associated with the merger.

Many of these factors will be outside of Orthofix’s and/or SeaSpine’s control, and any one of them could result in delays, increased costs, decreases in the amount of expected revenues and other adverse impacts, which could materially affect the combined company’s financial position, results of operations and cash flows.

In addition, SeaSpine completed its merger with 7D Surgical, Inc. on May 20, 2021, and the integration of the SeaSpine business and 7D Surgical, Inc. remains in process. This ongoing integration may increase the complexity of, and challenges associated with, the integration of the Orthofix and SeaSpine businesses, which may make it more difficult for Orthofix and SeaSpine to achieve the anticipated benefits of the merger fully or at all, or within the anticipated time frame.

Due to legal restrictions, Orthofix and SeaSpine are currently permitted to conduct only limited planning for the integration of the two companies following the merger. The actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized on a timely basis, if at all.

Upon completion of the merger, SeaSpine stockholders will have different rights under the combined company’s governing documents than they do currently under SeaSpine’s governing documents.

Upon completion of the merger, SeaSpine stockholders will no longer be stockholders of SeaSpine, but will instead become stockholders of the combined company and their rights as stockholders will be governed by the terms of the combined company’s certificate of incorporation and bylaws. The terms of the combined company’s certificate of incorporation and bylaws will be in some respects different than the terms of SeaSpine’s certificate of incorporation and bylaws, which currently govern the rights of SeaSpine stockholders.

For a more complete description of the different rights associated with shares of SeaSpine common stock and shares of combined company common stock, see the section entitled “Comparison of the Rights of Orthofix Stockholders and SeaSpine Stockholders.”

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its complex operations following the completion of the merger.

Following the completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either SeaSpine’s business or Orthofix’s business. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of the Orthofix and SeaSpine businesses, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful in integrating the businesses or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

Each of Orthofix and SeaSpine expects to incur substantial expenses related to the completion of the merger and the integration of the Orthofix and SeaSpine businesses.

Each of Orthofix and SeaSpine will incur substantial expenses in connection with the completion of the merger to integrate a large number of processes, policies, procedures, operations, technologies and systems of Orthofix and SeaSpine in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. The combined company may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transactions, and/or losses of, or decreases in orders by, customers, and may also incur costs to retain certain key management personnel and employees. Orthofix and SeaSpine will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond the parties’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

The market price of the combined company common stock after the merger is completed may be affected by factors different from those affecting the price of Orthofix common stock or SeaSpine common stock before the merger is completed.

Upon completion of the merger, holders of Orthofix common stock and holders of SeaSpine common stock will be holders of common stock of the combined company. As the businesses of Orthofix and SeaSpine are different, the results of operations, as well as the price of the combined company common stock, may, in the future, be affected by factors different from those factors affecting each of Orthofix and SeaSpine as an independent stand-alone company. The combined company will face additional risks and uncertainties to which each of Orthofix and SeaSpine may currently not be exposed. As a result, the market price of the combined company’s shares may fluctuate significantly following completion of the merger. For a discussion of the Orthofix business and SeaSpine business and of some important factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information.”

The market price of the combined company common stock may decline as a result of the merger, including as a result of some Orthofix and/or SeaSpine stockholders adjusting their portfolios.

The market price of the combined company common stock may decline as a result of the merger if, among other things, the operational cost savings estimates in connection with the integration of the Orthofix and SeaSpine businesses are not realized, there are unanticipated negative impacts on Orthofix’s financial position, or if the transaction costs related to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

In addition, sales of combined company common stock after the completion of the merger may cause the market price of such common stock to decrease. Based on the number of shares of SeaSpine common stock outstanding and reserved for issuance, Orthofix expects to issue an aggregate of approximately 16.6 million shares of Orthofix common stock to holders of SeaSpine common stock in the merger. This estimate is based on the number of outstanding shares of SeaSpine common stock as of October 7, 2022, including share equity awards and exchangeable shares but excluding outstanding options (as such options are not currently expected to be exercised prior to closing given the applicable exercise prices). SeaSpine stockholders may decide not to hold the shares of combined company common stock they will receive in the merger. Certain SeaSpine stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of combined company common stock that they receive in the merger. Orthofix stockholders may decide not to continue to hold their shares of common stock following completion of the merger. Certain Orthofix stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell their shares of common stock following completion of the merger. Such sales of combined company common stock could have the effect of depressing the market price for the combined company common stock.

Any of these events may make it more difficult for the combined company to sell equity or equity-related securities, dilute your ownership interest in the combined company and have an adverse impact on the price of the combined company common stock.

Other Risk Factors

Orthofix’s and SeaSpine’s businesses are and will be subject to the risks described above. In addition, Orthofix and SeaSpine are, and will continue to be, subject to the risks described in, as applicable, the Orthofix Annual Report on Form 10-K for the year ended December  31, 2021, and the SeaSpine Annual Report on Form 10-K for the year ended December 31, 2021, as may be updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in, or incorporated by reference into, this joint proxy statement/prospectus, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide SeaSpine’s and Orthofix’s respective management’s current expectations or plans for Orthofix’s, SeaSpine’s, or the combined company’s future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, research and development, referred to as R&D, spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the merger, including estimated synergies and customer cost savings resulting from the merger, the expected timing of completion of the merger, estimated costs associated with such transactions, the composition of the combined company Board, the expected management team, and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•	negative effects of the announcement or pendency of the merger on the market price of Orthofix’s and/or SeaSpine’s respective common stock and/or on their respective financial performance;

•

the ability of the parties to receive the required regulatory approvals for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s stockholders and SeaSpine’s stockholders and to satisfy the other conditions to the completion of the merger on a timely basis or at all;

•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;

•	risks relating to the value of the Orthofix shares to be issued in the merger, significant transaction costs and/or unknown liabilities;

•

the possibility that the anticipated benefits, including technological innovation and cost synergies, from the merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction;

•	risks associated with transaction-related litigation;

•	the risk that the integration between the Orthofix and SeaSpine businesses may be more difficult, time-consuming or costly than expected;

•	the ability of each of SeaSpine, Orthofix, and the combined company to retain and hire key personnel;

•	the intended qualification of the merger as a tax-free reorganization for U.S. federal income tax purposes;

•

the impact of the merger on the respective businesses of SeaSpine and Orthofix, including the impact on relationships of the combined company with customers, suppliers, employees and other business counterparties;

•	the scope, nature, impact or timing of the merger;

•

the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the United States and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end-market demand, the impact of weather conditions and natural disasters, and the financial condition of Orthofix’s and SeaSpine’s customers and suppliers;

•

challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including expected returns under customer contracts) of advanced technologies and new products and services;

•	future availability of credit and factors that may affect such availability, including credit market conditions and capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	company cost reduction efforts, restructuring costs and savings and other consequences thereof;

•	new business and investment opportunities;

•	the ability to realize the intended benefits of organizational changes;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the outcome of legal proceedings, investigations and other contingencies;

•

the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

•	the effect of changes in tax, healthcare, regulatory and other laws and regulations in the United States and other countries in which Orthofix, SeaSpine and the businesses of each operate; and

•

other risk factors as detailed from time to time in Orthofix’s and SeaSpine’s reports filed with the SEC, including Orthofix’s and SeaSpine’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section entitled “Risk Factors.”

A detailed discussion of risks related to the merger, the combined company’s business, Orthofix’s business and SeaSpine’s business is included below under the heading “Risk Factors” beginning on page 33 of this joint proxy statement/prospectus. There can be no assurance that the merger or any other transaction described in this joint proxy statement/prospectus will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. See “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

THE PARTIES TO THE MERGER

Orthofix Medical Inc.

Orthofix is a global medical device company with a spine and orthopedics focus. Orthofix’s mission is to deliver innovative, quality-driven solutions while partnering with health care professionals to improve patient mobility. Headquartered in Lewisville, Texas, Orthofix’s spine and orthopedic products are distributed in more than 60 countries via its sales representatives and distributors. Orthofix manages its business by its two reporting segments, Global Spine and Global Orthopedics, which accounted for 77% and 23%, respectively, of its total net sales in 2021.

Within the Global Spine segment, Orthofix provides implantable medical devices, biologics, and other regenerative solutions which aim to restore the quality of life of patients suffering from diseases and traumas of the spine. Orthofix offers a variety of treatment solutions that uniquely incorporate multiple treatment modalities, such as mechanical, biological, and electromagnetic modes, to achieve desired clinical outcomes.

The Global Orthopedics reporting segment offers products and solutions that allow physicians to successfully treat a variety of orthopedic conditions unrelated to the spine. This reporting segment specializes in the design, development, and marketing of orthopedic products used in fracture repair, deformity correction, and bone reconstruction procedures. Orthofix distributes these products through a global network of distributors and sales representatives to sell its orthopedic products to hospitals and healthcare providers.

Orthofix has administrative and training facilities in the U.S., Italy, Brazil, U.K., France, and Germany, and manufacturing facilities in the U.S. and Italy. Orthofix directly distributes products in the U.S., Italy, the U.K., Germany, and France. In several of these and other markets, Orthofix also distributes its products through independent distributors.

Orthofix originally was formed in 1987 in Curaçao as “Orthofix International N.V.” In 2018, Orthofix completed a change in its jurisdiction of organization from Curaçao to the State of Delaware and changed its name to “Orthofix Medical Inc.” As a result, it is now a corporation existing under the laws of the State of Delaware.

Orthofix’s principal executive offices are located at 3451 Plano Parkway, Lewisville, Texas 75056, and its telephone number is (214) 937-2000. Orthofix’s website address is www.orthofix.com. Information contained on Orthofix’s website does not constitute part of this joint proxy statement/prospectus. Orthofix’s stock is publicly traded on Nasdaq under the ticker symbol “OFIX.” Additional information about Orthofix is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

SeaSpine Holdings Corporation

SeaSpine is a global medical technology company focused on the design, development and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. SeaSpine has a comprehensive portfolio of orthobiologics and spinal implant solutions, as well as a surgical navigation system, to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to perform fusion procedures in the lumbar, thoracic and cervical spine. SeaSpine believes this broad combined portfolio is essential to meet the “complete solution” requirements of these surgeons. SeaSpine reports revenue in two product categories: (i) orthobiologics and (ii) spinal implants and enabling technologies. SeaSpine’s orthobiologics products consist of a broad range of advanced and traditional bone graft substitutes designed to improve bone fusion rates following a wide range of orthopedic surgeries, including spine, hip, and extremities procedures. SeaSpine’s spinal implants and enabling technologies portfolio consists of an extensive line of products and image-guided surgical solutions to facilitate spinal fusion in degenerative, minimally invasive surgery (MIS), and complex spinal deformity procedures. Expertise in orthobiologic sciences and spinal implants, software and advanced optics product development allows SeaSpine to offer surgeon customers a differentiated portfolio and a complete solution to meet their patients’ fusion requirements. SeaSpine currently markets its products in the United States and in approximately 30 countries worldwide.

SeaSpine was incorporated in Delaware on February 12, 2015. Its principal executive offices are at 5770 Armada Drive, Carlsbad, California, and its telephone number is (760) 727-8399. SeaSpine’s website address is www.seaspine.com. Information contained on SeaSpine’s website does not constitute part of this joint proxy statement/prospectus. SeaSpine’s stock is publicly traded on Nasdaq under the ticker symbol “SPNE.” Additional information about SeaSpine is included in documents incorporated by reference in this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Orca Merger Sub Inc.

Orca Merger Sub Inc., a wholly owned subsidiary of Orthofix, is a Delaware corporation incorporated on October 7, 2022, for the purpose of effecting the merger. Orca Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Orca Merger Sub Inc. are located at 3451 Plano Parkway, Lewisville, Texas 75056, and its telephone number is (214) 937-2000.

THE ORTHOFIX SPECIAL MEETING

This joint proxy statement/prospectus is being provided to Orthofix stockholders as part of a solicitation of proxies by the Orthofix Board for use at the Orthofix special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides Orthofix stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Orthofix special meeting.

Date, Time and Place

The Orthofix special meeting will be held at Hampton Inn & Suites, 3650 Plano Pkwy, The Colony, TX 75056 on January 4, 2023, at 11 a.m. Central Time. Orthofix intends to mail this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Orthofix special meeting on or about November 23, 2022.

Purpose of the Orthofix Special Meeting

At the Orthofix special meeting, Orthofix stockholders will be asked to consider and vote on the following:

1.

Approval of the Orthofix Share Issuance. To vote on a proposal to approve the issuance of Orthofix common stock, par value $0.10 per share, to SeaSpine stockholders in connection with the merger contemplated by the merger agreement; and

2.

Adjournment of the Orthofix Special Meeting. To vote on a proposal to approve the adjournment of the Orthofix special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Orthofix special meeting to approve the Orthofix share issuance proposal.

Completion of the merger is conditioned on the approval of the Orthofix share issuance proposal.

Recommendation of the Orthofix Board

On October 10, 2022, the Orthofix Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Orthofix common shares in the merger, on the terms and subject to the conditions set forth in the merger agreement, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of Orthofix common shares in the merger, are advisable and fair to and in the best interests of, Orthofix and its stockholders. Accordingly, the Orthofix Board unanimously recommends that Orthofix stockholders vote “FOR” the Orthofix share issuance proposal and “FOR” the Orthofix adjournment proposal.

Orthofix stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

Orthofix Record Date; Orthofix Stockholders Entitled to Vote

Only holders of record of Orthofix common stock at the close of business on November 10, 2022, the Orthofix record date, will be entitled to notice of, and to vote at, the Orthofix special meeting or any adjournments or postponements thereof.

As of the close of business on the Orthofix record date, there were 20,011,598 shares of Orthofix common stock outstanding and entitled to vote at the Orthofix special meeting. Each share of Orthofix common stock outstanding on the Orthofix record date entitles the holder thereof to one vote on each proposal to be considered at the Orthofix special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the Orthofix special meeting.

Your vote is important. We expect that many Orthofix stockholders will not attend the Orthofix special meeting in person, and instead will be represented by proxy. Most Orthofix stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed Orthofix proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other holder of record to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate Orthofix stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for Orthofix stockholders of record will close at the start of the Orthofix special meeting at 11 a.m. Central Time on January 4, 2023. If your shares are held through a broker, bank or other holder of record and Internet or telephone facilities are made available to you, these facilities may close sooner than those for Orthofix stockholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the Orthofix special meeting. Executing your proxy in advance will not limit your right to vote at the Orthofix special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Orthofix special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Orthofix special meeting and not revoked will be voted at the Orthofix special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Orthofix Board recommends for such proposal.

A complete list of Orthofix stockholders entitled to vote at the Orthofix special meeting will be available for examination by any Orthofix stockholder in the Corporate Secretary’s Office at Orthofix Medical Inc., 3451 Plano Parkway, Lewisville, Texas 75056 for purposes pertaining to the Orthofix special meeting, during ordinary business hours for a period of ten days before the Orthofix special meeting, and at the time and place of the Orthofix special meeting.

Voting by Orthofix’s Directors and Executive Officers

As of the close of business on November 10, 2022, the most recent practicable date for which such information was available, directors and executive officers of Orthofix and their affiliates owned and were entitled to vote 211,519 shares (or approximately 1.1%) of Orthofix common stock. It is currently expected that Orthofix’s directors and executive officers will vote their shares of Orthofix common stock in favor of each of the proposals to be considered at the Orthofix special meeting, although none of them have entered into any agreement obligating them to do so. For information with respect to Orthofix common stock owned by directors and executive officers of Orthofix, please see the section entitled “Orthofix Beneficial Ownership Table.”

Quorum

The Orthofix bylaws provide that the presence at the Orthofix special meeting, in person or represented by proxy, of the holders of a majority of the aggregate the voting power of the Orthofix common stock outstanding and entitled to vote at the meeting as of the Orthofix record date constitutes a quorum for the transaction of business at the Orthofix special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Orthofix special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Orthofix special meeting.

Required Vote

The required votes to approve the Orthofix proposals are as follows:

•

The Orthofix share issuance proposal requires the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal.

•

The Orthofix adjournment proposal requires the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote on the proposal.

Voting of Proxies by Holders of Record

If you were the record holder of your Orthofix shares as of the Orthofix record date, you may submit your proxy to vote by mail, by telephone or via the Internet.

Voting via the Internet or by Telephone

•	To submit your proxy via the Internet, go to www.proxypush.com/OFIX. Have your Orthofix proxy card in hand when you access the website and follow the instructions to vote your shares.

•	To submit your proxy by telephone, call (866) 240-4561. Have your Orthofix proxy card in hand when you call and then follow the instructions to vote your shares.

•	If you vote via the Internet or by telephone, you must do so before the start of the Orthofix special meeting at 11 a.m. Central Time on January 4, 2023.

Voting by Mail

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•

To submit your proxy by mail, simply mark, sign and date your Orthofix proxy card and return it in the pre-paid envelope that has been provided, or in an envelope addressed to: Mediant, P.O. Box 8016, Cary, NC 27512-9903.

•	If you vote by mail, your Orthofix proxy card must be received no later than 5 p.m. Eastern Time on January 3, 2023.

General

Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the Orthofix special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Orthofix Board.

Treatment of Abstentions; Failure to Vote

For purposes of the Orthofix special meeting, an abstention occurs when an Orthofix stockholder attends the Orthofix special meeting, either in person or by proxy, but abstains from voting. For each of the Orthofix share issuance proposal and the Orthofix adjournment proposal, if an Orthofix stockholder present in person at the Orthofix special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Orthofix stockholder is not present in person at the Orthofix special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Shares Held in Street Name

If your shares of Orthofix common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning an Orthofix proxy card directly to Orthofix or by voting in person at the Orthofix special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of Orthofix common stock on behalf of their customers may not give a proxy to Orthofix to vote those shares with respect to the Orthofix share issuance proposal and the Orthofix adjournment proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. Under current rules, each of the proposals to be considered at the Orthofix special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore banks, brokers and other nominee holders of record do not have discretionary authority to vote on any of the proposals to be considered at the Orthofix special meeting. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Therefore, if you are an Orthofix stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee may not vote your shares on the Orthofix share issuance proposal or the Orthofix adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal.

Attendance at the Orthofix Special Meeting and Voting in Person

You or your authorized proxy may attend the Orthofix special meeting if you were a registered or beneficial stockholder of Orthofix common stock as of the Orthofix record date.

You will need to obtain an admission ticket in advance to attend the Orthofix special meeting. To do so, please make your request by mail to Orthofix Investor Relations, 3451 Plano Parkway, Lewisville, Texas 75056, or by email at MergerInfo@Orthofix.com. Orthofix Investor Relations must receive your request for an admission ticket on or before 11:59 p.m. Central Time on January 2, 2023. Seating will be limited and requests for tickets will be processed in the order in which they are received.

If you own shares in “street name” through an account with a bank, broker or other nominee, then send proof of your Orthofix share ownership as of the Orthofix record date (for example, a brokerage firm account statement or a “legal proxy” from your intermediary) along with your ticket request. If you are not sure what proof to send, check with your intermediary.

If your shares are registered in your name with Orthofix’s stock registrar and transfer agent, Computershare, no proof of ownership is required because Orthofix can verify your ownership.

For security reasons, be prepared to show a form of government-issued photo identification when presenting your ticket for admission to the Orthofix special meeting. If you forget to bring your ticket, you will be admitted only if you provide photo identification. If you do not request a ticket in advance, you will be admitted only if space is available and you provide photo identification and satisfactory evidence that you were a stockholder of Orthofix common stock as of the Orthofix record date. If you need special assistance at the Orthofix special meeting because of a disability, please contact Orthofix Investor Relations.

If you are a stockholder of record and plan to attend the Orthofix special meeting and wish to vote in person, you will be given a ballot at the Orthofix special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee, and you wish to vote in person at the Orthofix special meeting, you must bring to the Orthofix special meeting a legal proxy from the record holder of the shares (your bank, broker or other nominee) authorizing you to vote at the Orthofix special meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Orthofix special meeting.

Revocability of Proxies

Any Orthofix stockholder of record giving a proxy has the power to revoke it. If you are an Orthofix stockholder of record, you may revoke your proxy in any of the following ways:

•

By delivering, before the close of business on January 3, 2023, to Orthofix’s Corporate Secretary (at Orthofix’s executive offices at 3451 Plano Parkway, Lewisville, Texas 75056) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked (i.e., your most recent duly submitted voting instructions will be followed);

•

By duly executing a subsequently dated proxy relating to the same shares of Orthofix common stock and delivering it to Orthofix’s Corporate Secretary at the address in the bullet point above (i.e., your most recent duly submitted voting instructions will be followed) before the close of business on January 3, 2023;

•

By duly submitting a subsequently dated proxy relating to the same shares of Orthofix common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before the start of the Orthofix special meeting at 11 a.m. Central Time on January 4, 2023; or

•

By attending the Orthofix special meeting in person and voting such shares during the Orthofix special meeting as described above, although attendance at the Orthofix special meeting will not, by itself, revoke a proxy.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or applicable plan administrator. You must contact your bank, broker or other nominee, or applicable plan administrator to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

The Orthofix Board is soliciting proxies for the Orthofix special meeting from its stockholders. Orthofix will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus, the Orthofix proxy card and any additional materials furnished to Orthofix stockholders. Proxies may be solicited by directors, officers and a small number of Orthofix’s regular employees by mail, email, in person and by telephone, but such persons will not receive any additional compensation for these activities. Orthofix has retained Saratoga Proxy Consulting LLC, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $75,000 plus reasonable out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Orthofix common stock of record for beneficial owners for forwarding to such beneficial owners. Orthofix may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, voting by telephone or completing your Orthofix proxy card, or have questions regarding the Orthofix special meeting, please contact Saratoga Proxy Consulting LLC, the proxy solicitor for Orthofix, at (212) 257-1311 or (888) 368-0379.

Your vote is very important regardless of the number of shares of Orthofix common stock that you own and the matters to be considered at the Orthofix special meeting are of great importance to the stockholders of Orthofix.

Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed Orthofix proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed Orthofix proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return an Orthofix proxy card promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Orthofix special meeting in person.

Tabulation of Votes

Orthofix has appointed Douglas Rice to serve as the Inspector of Election for the Orthofix special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement, the Orthofix special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place (if any) thereof, and the means of remote communication (if any) by which stockholders and proxyholders may be deemed present in person and vote as such adjourned meeting, are announced at the Orthofix special meeting at which the adjournment was taken unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each Orthofix stockholder of record entitled to vote at the Orthofix special meeting; or

•

if, after the adjournment, a new record date for determination of Orthofix stockholders entitled to vote is fixed for the adjourned meeting, in which case the Orthofix Board will fix as the record date for determining Orthofix stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Orthofix stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each Orthofix stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Orthofix special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

THE SEASPINE SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the SeaSpine stockholders as part of a solicitation of proxies by the SeaSpine Board for use at the SeaSpine special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/prospectus provides SeaSpine stockholders with information they need to know to be able to vote or instruct their vote to be cast at the SeaSpine special meeting.

Date, Time and Place

The SeaSpine special meeting will be held at the offices of DLA Piper LLP (US), 4365 Executive Drive, 4th Floor, San Diego, CA 92121 on January 4, 2023, at 9 a.m. Pacific Time. SeaSpine intends to mail this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the SeaSpine special meeting on or about November 23, 2022.

Purpose of the SeaSpine Special Meeting

At the SeaSpine special meeting, SeaSpine stockholders will be asked to consider and vote on the following:

1.

Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this joint proxy statement/prospectus;

2.

SeaSpine Merger-Related Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to SeaSpine’s named executive officers in connection with the merger contemplated by the merger agreement; and

3.

Adjournment of the SeaSpine Special Meeting. To vote on a proposal to approve the adjournment of the SeaSpine special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the SeaSpine special meeting to approve the SeaSpine merger proposal.

Completion of the merger is conditioned on the approval of the SeaSpine merger proposal.

Recommendation of the SeaSpine Board

On October 10, 2022, the SeaSpine Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of SeaSpine and its stockholders. Accordingly, the SeaSpine Board unanimously recommends that SeaSpine stockholders vote “FOR” the SeaSpine merger proposal, “FOR” the SeaSpine merger-related compensation proposal and “FOR” the SeaSpine adjournment proposal.

SeaSpine stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.

SeaSpine Record Date; SeaSpine Stockholders Entitled to Vote

Only holders of record of SeaSpine common stock at the close of business on November 10, 2022, the SeaSpine record date, will be entitled to notice of, and to vote at, the SeaSpine special meeting or any adjournments or postponements thereof.

As of the close of business on the SeaSpine record date, there were 37,755,164 shares of SeaSpine common stock outstanding and entitled to vote at the SeaSpine special meeting. Each share of SeaSpine common stock outstanding on the SeaSpine record date entitles the holder thereof to one vote on each proposal to be considered at the SeaSpine special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the SeaSpine special meeting.

Your vote is important. We expect that many SeaSpine stockholders will not attend the SeaSpine special meeting in person, and instead will be represented by proxy. Most SeaSpine stockholders have a choice of voting over the Internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other holder of record to see which options are available to you. The Internet and telephone voting procedures have been designed to authenticate stockholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The Internet and telephone voting facilities for SeaSpine stockholders of record will close at 11:59 p.m. Eastern Time on January 3, 2023. If your shares are held through a broker, bank or other holder of record and Internet or telephone facilities are made available to you, these facilities may close sooner than those for SeaSpine stockholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an Internet or telephone vote) or by voting by ballot at the SeaSpine special meeting. Executing your proxy in advance will not limit your right to vote at the SeaSpine special meeting if you decide to attend in person. However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the SeaSpine special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the SeaSpine special meeting and not revoked will be voted at the SeaSpine special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the SeaSpine Board recommends for such proposal.

A complete list of SeaSpine stockholders entitled to vote at the SeaSpine special meeting will be available for examination by any SeaSpine stockholder in the Investor Relations Department at SeaSpine’s corporate office at 5770 Armada Drive, Carlsbad, California 92008 for purposes pertaining to the SeaSpine special meeting, during ordinary business hours for a period of ten days before the SeaSpine special meeting, and at the time and place of the SeaSpine special meeting.

Voting by SeaSpine’s Directors and Executive Officers

As of the close of business on November 10, 2022, the most recent practicable date for which such information was available, directors and executive officers of SeaSpine and its affiliates owned and were entitled to vote 1,398,440 shares (or approximately 3.7%) of SeaSpine common stock. It is currently expected that SeaSpine’s directors and executive officers will vote their shares of common stock in favor of each of the proposals to be considered at the SeaSpine special meeting, although none of them have entered into any agreement obligating them to do so. For information with respect to SeaSpine common stock owned by directors and executive officers of SeaSpine, please see the section entitled “SeaSpine Beneficial Ownership Table.”

Quorum

The SeaSpine bylaws provide that the presence at the SeaSpine special meeting, in person or by proxy, of holders representing a majority in voting power of the shares of the SeaSpine common stock outstanding and entitled to vote at the meeting as of the SeaSpine record date constitutes a quorum for the transaction of business at the SeaSpine special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the SeaSpine special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the SeaSpine special meeting.

Required Vote

The required votes to approve the SeaSpine proposals are as follows:

•

The SeaSpine merger proposal requires the affirmative vote of the holders of a majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal.

•

The SeaSpine merger-related compensation proposal requires the affirmative vote of holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy. Because the vote on the SeaSpine merger-related compensation proposal is advisory only, it will not be binding on either SeaSpine or Orthofix.

Accordingly, if the SeaSpine merger proposal is approved and the merger is completed, the SeaSpine merger-related compensation will be payable to SeaSpine’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the SeaSpine merger-related compensation proposal.

•

The SeaSpine adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy.

Voting of Proxies by Holders of Record

If you were the record holder of your SeaSpine shares as of the SeaSpine record date, you may submit your proxy to vote by mail, by telephone or via the Internet. For additional information, please see the section entitled “The SeaSpine Special Meeting-SeaSpine Record Date; SeaSpine Stockholders Entitled to Vote.”

Voting via the Internet or by Telephone

•	To submit your proxy via the Internet, go to www.proxypush.com/SPNE. Have your SeaSpine proxy card in hand when you access the website and follow the instructions to vote your shares.

•	To submit your proxy by telephone, call (866) 249-5109. Have your SeaSpine proxy card in hand when you call and then follow the instructions to vote your shares.

•	If you vote via the Internet or by telephone, you must do so before the start of the SeaSpine special meeting at 9 a.m. Pacific Time on January 4, 2023.

Voting by Mail

As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.

•

To submit your proxy by mail, simply mark your SeaSpine proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed SeaSpine proxy card to the following address: Mediant, P.O. Box 8016, Cary, NC 27512-9903.

•	If you vote by mail, your SeaSpine proxy card must be received no later than 11:59 p.m. Eastern Time on January 3, 2023.

General

Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.

All properly signed proxies that are timely received and that are not revoked will be voted at the SeaSpine special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the SeaSpine Board.

Treatment of Abstentions; Failure to Vote

For purposes of the SeaSpine special meeting, an abstention occurs when a SeaSpine stockholder attends the SeaSpine special meeting, either in person or by proxy, but abstains from voting.

•

For the SeaSpine merger proposal, if a SeaSpine stockholder present in person at the SeaSpine special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the effect of a vote cast “AGAINST” such proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy, it will have the effect of a vote cast “AGAINST” such proposal.

•

For the SeaSpine merger-related compensation proposal, if a SeaSpine stockholder present in person at the SeaSpine special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).

•

For the SeaSpine adjournment proposal, if a SeaSpine stockholder present in person at the SeaSpine special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a SeaSpine stockholder is not present in person at the SeaSpine special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Shares Held in Street Name

If your shares of SeaSpine common stock are held in an account at a bank, broker or other nominee holder of record (i.e., in “street name”), you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a SeaSpine proxy card directly to SeaSpine or by voting in person at the SeaSpine special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, banks, brokers or other nominees who hold shares of SeaSpine common stock on behalf of their customers may not give a proxy to SeaSpine to vote those shares with respect to the SeaSpine merger proposal, the SeaSpine merger-related compensation proposal and the SeaSpine adjournment proposal without specific instructions from their customers, as banks, brokers and other nominees do not have discretionary voting power on these “non-routine” matters. Under current rules, each of the three proposals to be considered at the SeaSpine special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore banks, brokers and other nominee holders of record do not have discretionary authority to vote on any of the three proposals to be considered at the SeaSpine special meeting. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Therefore, if you are a SeaSpine stockholder and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the SeaSpine merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•

your bank, broker or other nominee may not vote your shares on the SeaSpine merger-related compensation proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (assuming a quorum is present); and

•	your bank, broker or other nominee may not vote your shares on the SeaSpine adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal.

Attendance at the SeaSpine Special Meeting and Voting in Person

SeaSpine stockholders of record as of the record date for the SeaSpine special meeting will be required to present a valid government-issued photo identification to gain admittance to the SeaSpine special meeting. SeaSpine stockholders who hold their shares through a bank, broker or other nominee and who wish to attend the SeaSpine special meeting will be required to present verification of ownership of SeaSpine common stock, such as a bank or brokerage firm account statement, and will be required to present a valid government-issued photo identification to gain admittance to the SeaSpine special meeting.

Because of security procedures, SeaSpine stockholders of record as of the record date who plan to attend the SeaSpine special meeting will need to obtain an admission ticket in advance. Admission tickets will be available to both registered and beneficial owners of SeaSpine common stock. You may apply for an admission ticket by mail to Office of the Corporate Secretary, 5770 Armada Drive, Carlsbad, California 92008. SeaSpine’s Corporate Secretary must receive your request for an admission ticket on or before 11:59 p.m. Eastern Time on January 2, 2023. If you are a beneficial owner of SeaSpine common stock and hold your shares through a bank, broker or other nominee and you plan to attend the SeaSpine special meeting in person, in addition to following the procedures described above, you will also need to provide proof of beneficial ownership at the SeaSpine record date to obtain your admission ticket for the SeaSpine special meeting. Please note that seating will be limited and requests for admission tickets will be accepted on a first-come, first-served basis.

If you are a stockholder of record and plan to attend the SeaSpine special meeting and wish to vote in person, you will be given a ballot at the SeaSpine special meeting. Please note, however, that if your shares are held of record by a bank, broker or other nominee, and you wish to vote in person at the SeaSpine special meeting, you must bring to the SeaSpine special meeting a legal proxy from the record holder of the shares (your bank, broker or other nominee) authorizing you to vote at the SeaSpine special meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the SeaSpine special meeting. In addition, SeaSpine stockholders seeking to attend the SeaSpine special meeting and their carried items may be subject to search.

Revocability of Proxies

Any SeaSpine stockholder of record giving a proxy has the power to revoke it. If you are a SeaSpine stockholder of record, you may revoke your proxy in any of the following ways:

•

By delivering, before 11:59 p.m. Eastern Time on January 2, 2023, to SeaSpine’s Corporate Secretary (at the Office of the Corporate Secretary, 5770 Armada Drive, Carlsbad, California 92008) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked (i.e., your most recent duly submitted voting instructions will be followed);

•

By duly executing a subsequently dated proxy relating to the same shares of SeaSpine common stock and delivering it to SeaSpine’s Corporate Secretary at the address in the bullet point above (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern Time on January 2, 2023;

•

By duly submitting a subsequently dated proxy vote relating to the same shares of SeaSpine common stock by telephone or via the Internet (using the original instructions provided to you) (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m. Eastern Time on January 3, 2023; or

•

By attending the SeaSpine special meeting in person and voting such shares during the SeaSpine special meeting as described above, although attendance at the SeaSpine special meeting will not, by itself, revoke a proxy.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. You must contact your bank, broker or other nominee to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

The SeaSpine Board is soliciting proxies for the SeaSpine special meeting from its stockholders. SeaSpine will bear a portion of the cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this joint proxy statement/prospectus, the SeaSpine proxy card and any additional materials furnished to SeaSpine stockholders. Proxies may be solicited by directors, officers and a small number of SeaSpine’s regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. SeaSpine has retained Kingsdale Advisors, a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $13,500 plus reasonable out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of SeaSpine common stock of record for beneficial owners for forwarding to such beneficial owners. SeaSpine may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.

Assistance

If you need assistance with voting via the Internet, voting by telephone or completing your SeaSpine proxy card, or have questions regarding the SeaSpine special meeting, please contact Kingsdale Advisors, the proxy solicitor for SeaSpine, toll free at (855) 476-7861 or collect outside North America at (917) 813-1235.

Your vote is very important regardless of the number of shares of SeaSpine common stock that you own and the matters to be considered at the SeaSpine special meeting are of great importance to the stockholders of SeaSpine. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or, if applicable, complete, date, sign and promptly return the enclosed SeaSpine proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed SeaSpine proxy card.

Please vote your shares via the Internet or by telephone, or sign, date and return a SeaSpine proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the SeaSpine special meeting in person.

Tabulation of Votes

SeaSpine has appointed Patrick Keran to serve as the Inspector of Election for the SeaSpine special meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Adjournments

Subject to certain restrictions contained in the merger agreement, the SeaSpine special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place (if any) thereof, and the means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at the meeting, are announced at the SeaSpine special meeting at which the adjournment was taken unless:

•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each SeaSpine stockholder of record entitled to vote at the SeaSpine special meeting; or

•

if, after the adjournment, a new record date for determination of SeaSpine stockholders entitled to vote is fixed for the adjourned meeting, in which case the SeaSpine Board will fix as the record date for determining SeaSpine stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of SeaSpine stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each SeaSpine stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the SeaSpine special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

SEASPINE PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND

ORTHOFIX PROPOSAL I: APPROVAL OF THE SHARE ISSUANCE

The following is a discussion of the merger between Orthofix and SeaSpine. The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A, and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Orthofix or SeaSpine. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Orthofix and SeaSpine make with the SEC that are incorporated by reference into this joint proxy statement/prospectus, as described in the section entitled “Where You Can Find More Information.”

Background of the Merger

In order to assist Orthofix management in exploring, reviewing and evaluating potential opportunities for corporate strategic planning, the Orthofix Board formed a strategic steering committee in September 2021. The primary responsibilities of the Orthofix strategic steering committee included (1) overseeing the retention of advisors to assist with the review and evaluation of the Orthofix strategic plan and (2) oversight of a process to review and evaluate potential strategic alternatives for Orthofix, including opportunities for strategic business combinations and similar strategic transactions.

The SeaSpine Board, together with members of SeaSpine management, regularly review and assess the performance, future growth prospects, business plans and overall strategic direction of SeaSpine, and consider a variety of strategic alternatives that may be available to SeaSpine, including continuing to pursue SeaSpine’s strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value.

From October 2021 through February 2022, the Orthofix strategic steering committee met periodically, including with outside advisors, to review the competitive landscape and recent developments in the medical device industry and to identify, evaluate and consider potential strategic opportunities for Orthofix.

On October 28, 2021, at a meeting of the Orthofix strategic steering committee, the committee reviewed with Orthofix management proposals from two global management consulting firms to assist the committee and Orthofix management with an assessment of strategic alternatives, which proposals were solicited by Orthofix management at the direction of the strategic steering committee. A third global management consulting firm was also invited to submit a proposal but declined to do so. After this review, the committee directed Orthofix management to engage one of two global management consulting firms that had submitted proposals (“Consultant A”). The Orthofix strategic steering committee selected Consultant A due to, among other reasons, its prior experience assisting Orthofix with a previous consulting matter, its extensive experience in Orthofix’s industry and its familiarity with Orthofix’s business and strategic objectives.

On December 9, 2021, at a meeting of the Orthofix strategic steering committee, representatives of Consultant A provided the committee with preliminary views on the Orthofix business and an overview and timeline for their review of potential strategic alternatives.

On December 13, 2021, at a meeting of the Orthofix Board, representatives from Consultant A, at the direction of the strategic steering committee, presented to the Orthofix Board an overview and timeline for their review of potential strategic alternatives for Orthofix. The Orthofix Board directed the Consultant A team to proceed with their work as presented and to provide interim reports to the Orthofix strategic steering committee and to the Orthofix Board.

On January 20, 2022, the Orthofix strategic steering committee held a meeting that included members of Orthofix management and representatives of Consultant A. Representatives of Perella Weinberg, which had previously served, from time to time, as a financial advisor to Orthofix, were also in attendance at the request of the committee. The Orthofix strategic steering committee requested Perella Weinberg to provide advice and recommendations with respect to strategic alternatives due to, among other things, its prior experience assisting Orthofix with various matters, its extensive experience in Orthofix’s industry, its familiarity with Orthofix’s business and strategic objectives, and its qualifications and deep expertise in the matters that were to be considered by the Orthofix Board. The committee and representatives of Consultant A discussed Consultant A’s analysis of the current Orthofix business and product portfolio, its strategic plan and potential strategic opportunities to create additional value for Orthofix stockholders, including by increasing scale and revenue growth through larger scale mergers and acquisitions opportunities in the spine and biologics segments. The committee and representatives of Consultant A also discussed potential transaction counterparties that could align with such a growth-focused strategy. The committee and representatives of Perella Weinberg discussed various potential alternatives to create additional value for Orthofix stockholders, including strategies involving (i) investing in new and existing products, (ii) executing a transformative merger and acquisition transaction to achieve scale and accelerate revenue growth, (iii) divesting non-core assets, and (iv) a near-term sale of Orthofix. The committee and representatives of Perella Weinberg discussed various considerations in connection with these alternatives, including Perella Weinberg’s analysis of various potential benefits, risks and obstacles to each alternative strategy. The committee and representatives of Perella Weinberg also discussed Perella Weinberg’s preliminary analysis of certain potential larger scale business combination counterparties that could align with a growth-focused strategy, including SeaSpine. After discussion, it was the consensus of the committee that a larger scale business combination transaction to achieve scale and accelerate revenue growth was the most compelling option, and that a potential combination with SeaSpine appeared to offer the most compelling strategic fit to align with this strategy. The committee therefore directed Orthofix management and representatives of Perella Weinberg to analyze in greater detail a potential SeaSpine business combination and to provide an updated report to the Orthofix strategic steering committee at a future meeting. The Orthofix strategic steering committee also determined that, given SeaSpine appeared as a preliminary matter to be the most compelling strategic option for Orthofix, Orthofix should focus its analysis on a SeaSpine opportunity and determine its feasibility before spending substantial time and resources on analyzing alternative opportunities.

On February 16, 2022, the Orthofix strategic steering committee held a meeting that included members of Orthofix management and representatives of Consultant A and Perella Weinberg. The committee discussed with representatives of Perella Weinberg and Orthofix management a preliminary analysis prepared by Perella Weinberg of SeaSpine’s business and management, financial profile, projections, industry analyst views and historical performance of its common stock, as well as certain considerations for a potential business combination with SeaSpine, including potential merger structures. After discussion, it was the consensus of the committee that an all-stock “merger of equals” transaction structure would likely offer the most compelling transaction structure for Orthofix stockholders, including with respect to likelihood of consummation. At the conclusion of the meeting, the Orthofix strategic steering committee directed Mr. Serbousek to contact Keith C. Valentine, chief executive officer of SeaSpine, to determine if SeaSpine was interested in engaging in preliminary discussions regarding a potential business combination with Orthofix and to conduct such preliminary initial discussions.

On February 23, 2022, Mr. Serbousek spoke by telephone to Mr. Valentine and communicated to him that Orthofix was interested in exploring a potential business combination with SeaSpine.

On February 24, 2022, Orthofix provided SeaSpine with a draft mutual confidentiality agreement.

Also on February 24, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler, financial advisor to SeaSpine. The SeaSpine Board selected Piper Sandler to serve as SeaSpine’s financial advisor in connection with the potential transaction due to, among other things, their extensive experience in SeaSpine’s industry and their familiarity with SeaSpine’s business and strategic objectives, including through their prior experience assisting SeaSpine with various matters, and their qualifications and deep expertise in the matters that were to be considered by the SeaSpine Board. Members of SeaSpine management and representatives of Piper Sandler discussed with the SeaSpine Board an overview of current market conditions, including capital market conditions, potential strategic opportunities, certain strategic and financial considerations with respect to such opportunities, and the financial implications of a potential business combination with other companies, as well as executing SeaSpine’s standalone business plan, including the impact of raising additional financing to execute such standalone business plan.

Between February 24 and February 28, 2022, Orthofix management and SeaSpine management negotiated a mutual confidentiality agreement and, on February 28, 2022, Orthofix and SeaSpine entered into the mutual confidentiality agreement to facilitate the preliminary exchange of non-public information between the two companies and their advisors for the purpose of exploring a potential business combination transaction. The confidentiality agreement contained a standstill provision as well as a “don’t ask, don’t waive” provision but also allowed for non-public communications between senior management of each company to request waivers of the standstill provisions.

On March 3, 2022, Mr. Serbousek and Kimberley A. Elting, Orthofix chief legal and development officer and president of global orthopedics, met in Carlsbad, California with Mr. Valentine and Patrick L. Keran, SeaSpine senior vice president, general counsel and secretary. During the discussions, each party indicated that it was open to exploring, on a preliminary basis, the opportunity for a potential business combination transaction between Orthofix and SeaSpine that would be structured as a merger of equals. The parties then discussed potential synergies that could result from a potential business combination of Orthofix and SeaSpine.

On March 9, 2022, the Orthofix Board held a meeting during which members of the strategic steering committee and Orthofix management updated the Orthofix Board on the strategic alternatives work that had been done over the prior three months, which had been overseen by the strategic steering committee. The update included a review of the work done by Consultant A and Perella Weinberg, the recommendations of these advisors, and the direction provided to management by the strategic steering committee. The Orthofix Board also received an update regarding the preliminary discussions between Orthofix management and SeaSpine management, including both the initial call between Mr. Serbousek and Mr. Valentine on February 23, 2022, and the subsequent in-person meeting on March 3, 2022 in Carlsbad, California. The Orthofix Board directed Orthofix management to continue preliminary discussions with SeaSpine in order to assess the feasibility and merits of a potential business combination transaction with SeaSpine. The Orthofix Board also determined that the full Orthofix Board would oversee discussions and negotiations with SeaSpine regarding a potential business combination, in lieu of the Orthofix strategic steering committee, and that management should report back to the full Orthofix Board regarding the status of further discussions with SeaSpine.

On March 16, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone to further discuss a potential business combination of Orthofix and SeaSpine.

On March 17 and March 22, 2022, members of Orthofix management and members of SeaSpine management met by videoconference. In addition to financial due diligence matters, the parties discussed their respective commercial structures, product portfolios, management teams, potential synergies and possible benefits to the two companies of a business combination. No specific transaction terms were discussed.

On March 23, 2022, the SeaSpine Board held a meeting. Members of SeaSpine management and representatives of Piper Sandler attended the meeting and provided the SeaSpine Board with an update on the discussions and due diligence efforts with Orthofix in connection with a potential business combination and certain materials regarding precedent merger and acquisition transactions.

On March 24, 2022, members of Orthofix management met by videoconference with representatives of the SeaSpine clinical regulatory team to discuss Orthofix spine products.

On March 25, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone to further discuss a potential business combination of Orthofix and SeaSpine.

On March 28, 2022, the Orthofix Board held a regular meeting in Sarasota, Florida. Several members of Orthofix management participated for certain portions of the meeting. During the meeting, Mr. Hannon described his current social and former professional relationships with two current SeaSpine executives and Mr. Hinrichs described his former professional relationship with one current SeaSpine executive and social relationships with a SeaSpine director. Each of Messrs. Hannon and Hinrichs informed the Orthofix Board that he did not believe the relationships would affect his independence with respect to the consideration of a potential business combination with SeaSpine. After Messrs. Hannon and Hinrichs temporarily recused themselves from the Orthofix Board meeting, the Orthofix Board discussed the relationships and determined that each of Messrs. Hannon and Hinrichs were independent with respect to the consideration of the potential business combination with SeaSpine. The Orthofix Board then discussed engaging Perella Weinberg to serve as Orthofix’s financial advisor in connection with the potential transaction. The Orthofix Board considered, among other things, Perella Weinberg’s prior experience assisting Orthofix with various matters, its extensive experience in Orthofix’s industry, its familiarity with Orthofix’s business and strategic objectives, and its qualifications and deep expertise in the matters that were to be considered by the Orthofix Board. Ms. Elting provided the Orthofix Board with an overview of the engagement terms proposed by Perella Weinberg and noted that the engagement letter would be presented to the Orthofix Board by email for review and approval prior to its execution. On April 18, 2022, following such email distribution and approval by the Orthofix Board, Orthofix and Perella Weinberg executed the engagement letter.

Representatives of Perella Weinberg and Hogan Lovells US LLP (“Hogan Lovells”), outside legal counsel to Orthofix, joined for certain portions of the Orthofix Board meeting. Representatives of Hogan Lovells discussed with the Orthofix Board and Orthofix management the directors and officers’ fiduciary duties and certain other legal matters in the context of reviewing and analyzing a potential business combination transaction. The Orthofix Board and Orthofix management then discussed with representatives of Perella Weinberg an update on meetings and negotiations with SeaSpine. Next, the Orthofix Board, Orthofix management and representatives of Perella Weinberg reviewed a preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the potential business combination. The Orthofix Board directed Orthofix management to continue preliminary discussions with SeaSpine in order to assess the feasibility and merits of a potential transaction with SeaSpine.

On April 1, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler and DLA Piper LLP (US), outside legal counsel to SeaSpine (“DLA”). Members of SeaSpine management and representatives of Piper Sandler provided the SeaSpine Board with an update on the status of discussions with Orthofix regarding a potential business combination. Representatives of DLA discussed with the SeaSpine Board the directors’ fiduciary duties in the context of reviewing and analyzing a potential business combination transaction.

Later on April 1, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone to further discuss a potential business combination of Orthofix and SeaSpine and agreed to direct representatives of Perella Weinberg and Piper Sandler to discuss a potential business combination of Orthofix and SeaSpine.

At the direction of each of Orthofix and SeaSpine, respectively, between April 3 and April 12, 2022, representatives of Perella Weinberg and Piper Sandler had several discussions regarding a potential business combination of Orthofix and SeaSpine, including with respect to the preliminary financial analysis prepared by each financial advisor.

On April 13, 2022, the Orthofix Board held a meeting. Members of Orthofix management and representatives of Perella Weinberg also attended the meeting. The Orthofix Board discussed with representatives of Perella Weinberg (i) the status of meetings and negotiations with SeaSpine and (ii) a draft term sheet for a potential business combination between Orthofix and SeaSpine. Next, the Orthofix Board and representatives of Perella Weinberg reviewed an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the potential business combination. The Orthofix Board discussed the information presented at the meeting and authorized Orthofix’s management to further explore a potential stock-for-stock “merger of equals” transaction with SeaSpine, including by delivering a non-binding indication of interest for a business combination in which Orthofix stockholders would retain ownership of 58.5% of a combined company.

Also on April 13, 2022, SeaSpine management circulated to the SeaSpine Board a summary of the recent discussions with Orthofix representatives regarding a potential business combination that had been provided by representatives of Piper Sandler. Following review of the summary, the SeaSpine Board reached an informal consensus that the anticipated Orthofix proposal for a potential business combination as summarized by representatives of Piper Sandler was insufficient for initiating negotiations and continued discussion.

On April 14, 2022, before SeaSpine management had notified Orthofix of the SeaSpine Board’s determination for discontinued discussions, Orthofix delivered to SeaSpine a written preliminary, non-binding indication of interest outlining the terms of a business combination between Orthofix and SeaSpine in which Orthofix stockholders would retain ownership of 58.5% of the combined company, the board of directors of the combined company would be comprised of five (5) members selected by the Orthofix Board and four (4) members selected by the SeaSpine Board, and the parties would mutually agree on the individuals to fill the Chairperson and Chief Executive Officer roles. The preliminary non-binding indication of interest also stated that any transaction would be subject to completion of due diligence.

On April 15, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler and DLA. Representatives of DLA discussed with the SeaSpine Board the directors’ fiduciary duties in the context of reviewing and analyzing a potential business combination transaction. Members of SeaSpine management and representatives of Piper Sandler and DLA also provided a status update on discussions and negotiations with Orthofix and reviewed the April 14 preliminary, non-binding indication of interest from Orthofix. Representatives of Piper Sandler reviewed with the SeaSpine Board certain financial aspects of such non-binding indication of interest and certain preliminary financial analyses relating to such indication of interest, as well as a review of other potential strategic counterparties. Following this discussion, the SeaSpine Board determined that the non-binding indication of interest did not provide sufficient value and reaffirmed that SeaSpine management should discontinue discussions with Orthofix.

Later on April 15, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone regarding the Orthofix preliminary non-binding indication of interest delivered to SeaSpine. Mr. Valentine informed Mr. Serbousek that the SeaSpine Board had determined that the Orthofix non-binding indication of interest did not provide sufficient value to SeaSpine stockholders and that SeaSpine would not continue discussions with Orthofix at that time. Representatives of Piper Sandler also communicated the views of the SeaSpine Board to representatives of Perella Weinberg.

On April 20, 2022, the Orthofix Board held a meeting, with members of Orthofix management and representatives of Perella Weinberg attending the meeting. The Orthofix Board discussed with representatives of Perella Weinberg the status of negotiations between Orthofix and SeaSpine that had occurred since the delivery of the April 14 preliminary, non-binding indication of interest from Orthofix to SeaSpine, including the SeaSpine response that the non-binding indication of interest did not provide sufficient value to SeaSpine stockholders and that SeaSpine would not continue discussions with Orthofix at this time. After discussion, including a review by the Orthofix Board with Perella Weinberg of an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the potential business combination, the Orthofix Board determined that Orthofix would not seek further discussions until after each company had released its first quarter 2022 earnings results in early May 2022.

Also on April 20, 2022, Mr. Valentine had an in-person meeting in San Diego, California with the chief executive officer of Party A, a strategic company, to meet one another and discuss general market challenges.

In early May 2022, Mr. Valentine called the chief executive officer of Party A to discuss a potential strategic transaction.

In late May 2022, Mr. Serbousek and Mr. Valentine spoke by telephone regarding the terms of the April 14 preliminary, non-binding indication of interest and, separately, representatives of Perella Weinberg and Piper Sandler spoke by telephone regarding the same.

On May 27, 2022, the Orthofix Board held a meeting, and members of Orthofix management and representatives of Perella Weinberg also attended the meeting. Mr. Serbousek and representatives of Perella Weinberg discussed with the Orthofix Board an update regarding their respective discussions with SeaSpine management and Piper Sandler. Next, the Orthofix Board and representatives of Perella Weinberg reviewed an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to different potential ownership levels by Orthofix stockholders in a combined company following the potential business combination. After discussion, the Orthofix Board directed Orthofix management to deliver an updated non-binding indication of interest for a combination in which Orthofix stockholders would retain ownership of 58.0% of a combined company.

On May 31, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone. Mr. Serbousek previewed that Orthofix would be sending SeaSpine an updated non-binding indication of interest letter for a combination in which Orthofix stockholders would retain ownership of 58.0% of the outstanding common stock of a combined company. Consistent with the April 14, 2022 indication of interest, this letter proposed that the board of directors of the combined company would be comprised of five (5) members selected by the Orthofix Board and four (4) members selected by the SeaSpine Board. In addition, this letter proposed that Mr. Valentine would serve as the combined company’s Chief Executive Officer and Mr. Serbousek would serve as the combined company’s Executive Chairman.

Later on May 31, 2022, Orthofix delivered to SeaSpine a written preliminary, non-binding indication of interest outlining the terms of a business combination between Orthofix and SeaSpine in which Orthofix stockholders would retain ownership of 58.0% of the combined company.

On June 1, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler. The SeaSpine Board discussed the May 31 updated non-binding indication of interest from Orthofix and representatives of Piper Sandler and members of SeaSpine management provided an update on the status of discussions and negotiations with Orthofix. Representatives of Piper Sandler also discussed with the SeaSpine Board an overview of current market conditions, including capital market conditions, and potential financing alternatives for SeaSpine. The SeaSpine Board directed Piper Sandler to prepare a review of certain financial aspects of the most recent non-binding indication of interest from Orthofix.

On June 6, 2022, the Orthofix Board held a meeting via videoconference. Several members of Orthofix management also attended the meeting. Mr. Serbousek provided the Orthofix Board with an update on discussions with SeaSpine, including with respect to the May 31 updated non-binding indication of interest that had been delivered to SeaSpine.

On June 9, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler. Representatives of Piper Sandler reviewed with the SeaSpine Board certain financial aspects of the most recent non-binding indication of interest from Orthofix (as requested by the SeaSpine Board on June 1, 2022) and certain preliminary financial analyses relating to such indication of interest, financial implications of executing SeaSpine’s standalone business plan, including the impact of raising additional financing to execute such standalone business plan, as well as certain financial aspects of a potential business combination with Party A and certain preliminary financial analyses relating to such potential business combination with Party A. After further discussion, the SeaSpine Board directed SeaSpine management to provide Orthofix with a counter-proposal to the Orthofix May 31 updated non-binding indication of interest that reflected an exchange ratio of 0.5000 (i.e., each share of SeaSpine common stock would convert in the merger into 0.5000 shares of Orthofix common stock), which implied that SeaSpine stockholders would retain an ownership share of approximately 48% in a combined company.

On June 10, 2022, SeaSpine countered Orthofix’s most recent non-binding indication of interest with respect to a proposed business combination such that SeaSpine stockholders would retain an ownership share of 48% in a combined company.

Later on June 10, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone. Mr. Valentine reiterated SeaSpine’s interest in the proposed business combination but relayed SeaSpine’s position that an ownership share of 42% for the SeaSpine stockholders in a combined company was not acceptable to the SeaSpine Board.

On June 15, 2022, the Orthofix Board held a meeting to discuss the updated non-binding indication of interest that had been delivered to Orthofix by SeaSpine on June 10, 2022. Representatives of Perella Weinberg also attended the meeting along with a member of Orthofix management. Mr. Serbousek and representatives of Perella Weinberg discussed with the Orthofix Board an update on discussions with SeaSpine regarding the June 10 SeaSpine non-binding indication of interest. Next, the Orthofix Board and representatives of Perella Weinberg reviewed an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the ownership level for Orthofix stockholders in a combined company following the potential business combination as proposed by SeaSpine in its June 10 non-binding indication of interest. After discussion, the Orthofix Board directed Orthofix management and representatives of Perella Weinberg to communicate to SeaSpine that an ownership share of 52% for the Orthofix stockholders in a combined company was not acceptable to the Orthofix Board.

On June 16, 2022, following consideration of the terms of a negotiated proposed engagement letter with Piper Sandler, the SeaSpine Board approved by written consent the proposed engagement letter and directed SeaSpine management to execute the proposed engagement letter on behalf of SeaSpine, following which the parties executed the engagement letter.

On June 18, 2022, representatives of Piper Sandler and Perella Weinberg spoke by telephone to discuss the June 10 SeaSpine non-binding indication of interest and the proposed ownership allocation set forth therein.

On June 21, 2022, SeaSpine and Party A executed a confidentiality agreement, which contained customary limitations regarding the use and disclosure of SeaSpine confidential information, including a restriction on trading in the securities of SeaSpine and a standstill provision which would terminate on the public announcement of a contemplated transaction.

On June 23, 2022, the management teams of SeaSpine and Party A held a virtual preliminary due diligence session.

On June 25, 2022, representatives of Piper Sandler and Perella Weinberg spoke by telephone to discuss the June 10 SeaSpine non-binding indication of interest and the proposed ownership allocation set forth therein. Representatives of Perella Weinberg informed representatives of Piper Sandler that Orthofix did not intend to provide a counterproposal but rather proposed “restarting” negotiations with SeaSpine to seek to negotiate a resolution with respect to the ownership allocation in a combined company.

On June 29, 2022, the SeaSpine Board held a meeting, together with several members of SeaSpine management and representatives of Piper Sandler, to discuss the current negotiations with each of Orthofix and Party A. The SeaSpine Board reviewed and discussed with members of SeaSpine management and representatives of Piper Sandler the terms of the Orthofix May 31 updated non-binding indication of interest. Representatives of Piper Sander then reviewed certain financial aspects of such non-binding indication of interest, as well as certain financial aspects of a potential business combination with Party A. Following such discussion, the SeaSpine Board authorized a non-binding indication of interest to be delivered to Orthofix in which SeaSpine stockholders would retain ownership of 45.0% of a combined company and directed Mr. Valentine to deliver such proposal.

On June 30, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone. Mr. Valentine discussed with Mr. Serbousek the continued interest of the SeaSpine Board in a business combination with Orthofix and previewed a forthcoming proposal from SeaSpine to Orthofix in which SeaSpine stockholders would retain ownership of 45.0% of a combined company. Also on June 30, 2022, representatives of Piper Sandler spoke by telephone with representatives of Perella Weinberg regarding the forthcoming proposal from SeaSpine.

From June 30 to July 20, 2022, members of SeaSpine management, together with representatives of SeaSpine’s outside advisors, conducted a series of due diligence sessions with representatives of Party A, which included discussions of SeaSpine financial, tax, operational, human resources and legal matters. Several such sessions were held during this period.

On July 3, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone. Mr. Valentine orally presented a non-binding proposal in which SeaSpine stockholders would retain ownership of 45.0% of a combined company and indicated that the SeaSpine Board was interested in proceeding with further meetings and discussions.

On July 5, 2022, representatives of Perella Weinberg and representatives of Piper Sandler spoke by telephone to confirm the specifics of the non-binding proposal of SeaSpine presented by Mr. Valentine to Mr. Serbousek on July 3, 2022 in which SeaSpine stockholders would retain ownership of 45.0% of a combined company. Representatives of Perella Weinberg then updated members of Orthofix management on the status of discussions with SeaSpine, including the details of SeaSpine’s non-binding proposal.

On July 7, 2022, the Orthofix Board held a meeting to discuss the non-binding proposal presented by SeaSpine to Mr. Serbousek on July 3, 2022, as further detailed by Piper Sandler to Perella Weinberg on July 5, 2022. Representatives of Perella Weinberg attended the meeting along with members of Orthofix management. Mr. Serbousek provided the Orthofix Board with an update on discussions with SeaSpine, including the details of SeaSpine’s most recent non-binding proposal. Next, the Orthofix Board and representatives of Perella Weinberg reviewed an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the potential business combination. After discussion, the Orthofix Board directed Orthofix management and representatives of Perella Weinberg to communicate to SeaSpine that that an ownership share of 55% for the Orthofix stockholders in a combined company was not acceptable to the Orthofix Board and reiterated the prior Orthofix position that Orthofix stockholders would retain ownership of 58.0% of the combined company.

On July 10, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone regarding the status of the negotiations regarding the ownership allocation for a combined company and determined that further discussions and meetings should take place, initially among financial advisors.

On July 15, 2022, representatives of Perella Weinberg and Piper Sandler discussed the potential benefit of an in-person meeting of certain members of the boards and management of each company along with financial advisors.

Between July 11 and August 8, 2022, conference calls were held between representatives of Perella Weinberg and Piper Sandler and between members of the Orthofix and SeaSpine management to discuss and prepare for an in-person meeting scheduled for August 8.

On August 8, 2022, an in-person meeting was held in the Dallas, Texas area to discuss the benefits of a potential business combination and due diligence matters. Attendees from the Orthofix Board included Catherine

M. Burzik, the Orthofix Chair of the Board, and Messrs. Burris, Hinrichs and Paolucci. Attendees from the SeaSpine Board included Kirtley C. Stephenson, SeaSpine nonexecutive Chairman of the Board, and Stuart M. Essig, Ph.D., SeaSpine Lead Independent Director. Members of Orthofix management and SeaSpine management, along with representatives of Perella Weinberg and Piper Sandler, were also in attendance. No specific transaction terms were discussed.

On each of August 11, August 15 and August 17, 2022, members of Orthofix management and SeaSpine management, along with representatives of Perella Weinberg and Piper Sandler, met by videoconference to discuss potential cost and revenue synergies and potential dissynergies.

On August 11, 2022, Mr. Valentine spoke by telephone with the chief executive officer of Party A during which the Party A chief executive officer previewed a forthcoming indication of interest from Party A with respect to a potential acquisition of SeaSpine by Party A.

On August 12, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and certain representatives of Piper Sandler, to discuss the current negotiations with Orthofix and Party A. Representatives of Piper Sandler also discussed with the SeaSpine Board an overview of current market conditions, certain financial aspects of the non-binding indication of interest from Orthofix and certain preliminary financial analyses relating to such indication of interest, as well as certain financial aspects of a potential business combination with Party A.

On August 18, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Representatives of Perella Weinberg and members of Orthofix management also attended the meeting. The Orthofix Board discussed with Orthofix management and representatives of Perella Weinberg the status of negotiations with SeaSpine, including with respect to the August 8 in-person meeting. Next, the Orthofix Board and representatives of Perella Weinberg reviewed an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the potential business combination. After discussion, including with respect to the ownership allocation in a combined company, the Orthofix Board directed Mr. Serbousek to negotiate the final ownership allocation, provided that the ownership share for the Orthofix stockholders in a combined company would not be less than 56.5%.

Also on August 18, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler, to discuss both updated synergy assumptions developed during recent diligence discussions between the parties and the further discussions between the parties of the ownership allocation in a combined company. Representatives of Piper Sandler discussed with the SeaSpine Board an overview of current market conditions, including capital market conditions and potential financing alternatives for SeaSpine, as well as reviewed certain financial aspects of the most recent non-binding indication of interest from Orthofix and certain preliminary financial analyses relating to such indication of interest, together with a review of certain financial aspects of a potential business combination with Party A.

Later on August 18, 2022, Dr. Essig and Ms. Burzik spoke by telephone to discuss the interest and support of each party’s board of directors for a potential business combination.

On August 19, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler, to discuss the ownership allocation of a combined company. Following discussion, management was directed to propose a revised indication of interest to Orthofix in which SeaSpine stockholders would retain an implied ownership of 44.0% of a combined company based on the proposed exchange ratio.

On August 20 and 21, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone regarding the ownership allocation for a combined company and Mr. Valentine delivered to Mr. Serbousek a revised non-binding indication of interest with respect to a proposed business combination in which SeaSpine stockholders would retain ownership of 44.0% of a combined company.

Later on August 21, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Representatives of Perella Weinberg and members of Orthofix management also attended the meeting. The Orthofix Board discussed with Orthofix management and representatives of Perella Weinberg the status of negotiations with SeaSpine, including that SeaSpine had continued to propose a business combination in which SeaSpine stockholders would retain ownership of 44.0% of a combined company. After discussion, the Orthofix Board directed Mr. Serbousek to propose a business combination in which Orthofix stockholders would retain ownership of 57.0% of a combined company.

Following receipt of the revised non-binding indication of interest from Orthofix, the SeaSpine Board held a meeting on August 22, 2022, together with members of SeaSpine management and representatives of Piper Sandler and DLA, during which Party A sent SeaSpine a non-binding indication of interest with respect to a proposed strategic transaction. The indication of interest was for an all-stock transaction based on an exchange ratio range that at the time implied a value for SeaSpine of approximately $6.35 to $7.08 per share, which was in the range of an at-market price at that time. At the meeting, members of SeaSpine management informed the SeaSpine Board of the terms of the revised indication of interest from Orthofix and a preliminary assessment of the Party A proposal. Representatives of Piper Sandler reviewed with the SeaSpine Board certain financial aspects of the most recent non-binding indication of interest from Orthofix. Representatives of DLA discussed with the SeaSpine Board the directors’ fiduciary duties in the context of reviewing and analyzing a potential business combination transaction. Following discussion, the SeaSpine Board directed Piper Sandler to prepare a review of certain financial aspects of the non-binding indication of interest submitted by Party A. Further, the SeaSpine Board directed management to send a revised indication of interest to Orthofix providing for a proposed business combination in which SeaSpine stockholders would retain ownership of 43.5% of the combined company.

Later on August 22, 2022, Mr. Serbousek spoke by telephone with Mr. Valentine and informed him that the Orthofix Board was supportive of a potential business combination in which Orthofix stockholders would retain ownership of 57.0% of a combined company. After further discussion, Mr. Valentine proposed a potential business combination in which Orthofix stockholders would retain ownership of 56.5% of the combined company and SeaSpine stockholders would retain ownership of 43.5% of the combined company. Mr. Serbousek informed Mr. Valentine that he was willing to discuss this proposal with the Orthofix Board.

On August 23, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Representatives of Perella Weinberg and members of Orthofix management also attended the meeting. The Orthofix Board discussed with Orthofix management and representatives of Perella Weinberg the status of negotiations with SeaSpine, including that SeaSpine had presented an updated proposal in which SeaSpine stockholders would retain ownership of 43.5% of the combined company. After discussion, the Orthofix Board determined that the following terms would be acceptable, subject to satisfactory completion of due diligence and negotiation and execution of a definitive agreement: (1) a business combination between Orthofix and SeaSpine in which Orthofix stockholders would retain ownership of 56.5% of the combined company, (2) the board of directors of the combined company would be comprised of five (5) members selected by the Orthofix Board and four (4) members selected by the SeaSpine Board, and (3) the individuals to fill the Chairperson and Chief Executive Officer roles would be selected by the Orthofix Board.

Following the Orthofix Board meeting, Mr. Serbousek spoke by telephone with Mr. Valentine and informed him of the Orthofix Board’s determination, and Mr. Serbousek and Mr. Valentine agreed to work expeditiously to complete due diligence and to prepare, finalize and enter into a definitive merger agreement reflecting the agreed-upon ownership allocation.

On August 24, 2022, Mr. Valentine spoke by telephone with the Party A chief executive officer to discuss Party A’s non-binding indication of interest and expected transaction process, as well as the perspective of the Party A board of directors on a possible strategic transaction with SeaSpine.

On August 25, 2022, representatives of Piper Sandler contacted members of Party A management to schedule a discussion to review Party A’s non-binding indication of interest.

Also on August 25, 2022, representatives of Piper Sandler and Perella Weinberg spoke by telephone to discuss a process to expeditiously complete due diligence and prepare, finalize and enter into a definitive agreement with respect to a SeaSpine-Orthofix business combination.

On August 25 and 26, 2022, Ms. Burzik and Dr. Essig spoke by telephone to discuss the process for determining the composition of the combined company’s board of directors and executive leadership team.

On August 26, 2022, members of Orthofix and SeaSpine management and representatives from each of Perella Weinberg, Hogan Lovells, DLA and Piper Sandler spoke via videoconference regarding a process to expeditiously complete due diligence and prepare, finalize and enter into a definitive agreement with respect to a SeaSpine-Orthofix business combination.

Also on August 26, 2022, representatives of Piper Sandler spoke with members of Party A senior management to review Party A’s non-binding indication of interest.

Later on August 26, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler and DLA. Representatives of Piper Sandler reviewed with the SeaSpine Board certain financial aspects of the non-binding indication of interest from Party A (as requested by the SeaSpine Board on August 22, 2022), as well as certain financial aspects of the most recent non-binding indication of interest from Orthofix. Representatives of DLA discussed with the SeaSpine Board the directors’ fiduciary duties in the context of reviewing and analyzing a potential business combination transaction. Following discussion, the SeaSpine Board unanimously determined that the terms of the Party A non-binding indication of interest did not, at that time, provide the SeaSpine stockholders with sufficient value. Mr. Valentine was directed to convey such determination to Party A, which Mr. Valentine conveyed following the meeting.

Later on August 26, 2022, representatives of Piper Sandler informed representatives of Party A that SeaSpine would be interested only in a transaction in which SeaSpine stockholders would receive a premium to the current trading price of the SeaSpine common stock. Representatives of Party A replied that it was unlikely the value in its non-binding indication of interest would be increased due to the current low trading price of Party A common stock.

On August 28, 2022, Mr. Valentine and several members of the Orthofix Board met in-person in San Diego, California to discuss staffing, organizational structure, and the role of the chief executive officer in a combined company.

On August 30, 2022, Ms. Burzik and several members of the Orthofix Board spoke by videoconference with Dr. Essig to discuss the process for determining the composition of the combined company’s executive leadership team and an initial timeline for the proposed transaction through the execution of the definitive agreement.

Also on August 30, 2022, representatives of Hogan Lovells spoke by telephone with representatives of DLA to discuss structuring the proposed transaction between Orthofix and SeaSpine and the drafting responsibilities and timing for the preparation of an initial draft of a definitive agreement.

On August 30 and August 31, 2022, representatives of Party A reiterated to SeaSpine that Party A was unlikely to increase the value that it had presented in its non-binding indication of interest.

On August 31, 2022, Mr. Serbousek and Mr. Valentine held an in-person meeting in Dallas, Texas to discuss their respective views on talent engagement and retention.

On September 2, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Representatives of Perella Weinberg and members of Orthofix management also attended the meeting. The Orthofix Board discussed with Orthofix management and representatives of Perella Weinberg the status of the proposed due diligence process, the preparation of a draft definitive agreement by Hogan Lovells and an initial timeline for the proposed transaction through the execution the execution of the definitive agreement.

Also on September 2, 2022, the SeaSpine Board held a meeting to discuss the potential business combination with Orthofix. Representatives of Piper Sandler and DLA and members of SeaSpine management attended the meeting and provided the SeaSpine Board with an update on due diligence, including the status of the virtual data room and scheduling calls, and discussions regarding the governance and executive leadership team for the combined company.

Later on September 2, 2022, Ms. Burzik and Dr. Essig spoke by telephone regarding the roles and responsibilities of the Chief Executive Officer and of the Executive Chairman of the combined company’s board.

During the period from September 2, 2022 through October 10, 2022, representatives and advisors of Orthofix reviewed materials provided by SeaSpine, including through SeaSpine’s online electronic data room that became available on September 6, 2022, and engaged in business and legal due diligence discussions by telephone with various representatives and advisors of SeaSpine, and submitted a number of requests for additional due diligence information. During this same period, representatives and advisors of SeaSpine reviewed materials provided by Orthofix, including through Orthofix’s online electronic data room that became available on September 6, 2022, and engaged in business and legal due diligence discussions by telephone with various representatives and advisors of Orthofix, and submitted a number of requests for additional due diligence information. During this period, both Orthofix and SeaSpine continually updated their respective electronic data rooms based on requests received from the other party and its advisors.

Between September 2, 2022 and October 10, 2022, members of Orthofix management and SeaSpine management and their respective legal and financial advisors held frequent discussions regarding due diligence.

On September 8, 2022, representatives of Hogan Lovells sent an initial draft of a merger agreement to representatives of DLA. The draft agreement required, among other things, each party to pay a termination fee in the event the party terminated the agreement in order to enter into another agreement and under certain other circumstances, equal to approximately 3.5% of the transaction value on the date of signing. The draft agreement also included a customary non-solicitation provision with respect to competing proposals, largely reciprocal representations and warranties and a closing condition regarding the delivery of a legal opinion with respect to the tax treatment of the transaction.

During the period between September 8, 2022 and the execution of the merger agreement on October 10, 2022, each of Orthofix and SeaSpine management and their respective financial advisors and outside counsel spent significant time negotiating the terms of the transaction, including, in particular: the circumstances in which Orthofix and SeaSpine could consider unsolicited acquisition proposals made by third parties as well as the terms upon which Orthofix and SeaSpine might be required to pay a fee upon termination of the merger agreement and the amount of any such termination fee; the commitments to achieve satisfaction of conditions to closing, including regulatory approvals; the remedies available to either party in the event of termination or breach of the merger agreement; the conditions to the consummation of the merger; the definition of material adverse effect; and the scope of, and qualifications to, the representations and warranties. During this period, the parties exchanged multiple drafts of the merger agreement and negotiated the disclosure schedules to the merger agreement.

On September 9, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone to discuss personnel matters with respect to the combined company and the anticipated location of the combined company’s primary offices.

Later on September 9, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Members of Orthofix management and representatives of Perella Weinberg also attended the meeting. The Orthofix Board discussed with Orthofix management and representatives of Perella Weinberg the status of due diligence, the draft merger agreement and discussions regarding the executive leadership team for the combined company.

Also on September 9, 2022, Mr. Valentine and the Party A chief executive officer spoke by telephone to preview a potential Party A revised proposal that would reflect an all-stock deal structure. During the discussion, Party A represented that they would be willing to offer a 15% premium to the current trading price of the SeaSpine common stock.

Later on September 9, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler and DLA. Members of SeaSpine management and Piper Sandler presented the updated Party A non-binding indication of interest received earlier that day and the terms thereof. Representatives of Piper Sandler also reviewed with the SeaSpine Board certain financial aspects of the non-binding indication of interest from Orthofix. Representatives of DLA discussed with the SeaSpine Board the directors’ fiduciary duties in the context of reviewing and analyzing a potential business combination transaction.

On September 10, 2022, Ms. Burzik and Dr. Essig spoke by telephone regarding the progress on each party’s due diligence review and the timing of each party’s upcoming meetings of its board of directors.

On September 12, 2022, Party A informed SeaSpine management that Party A could potentially provide a revised proposal that would represent a 30-32% premium to the current trading price of SeaSpine common stock. On September 14, 2022, Party A provided Mr. Valentine with a revised non-binding indication of interest that included an $8.60 per share value (which was approximately a 32% premium to the current trading price of SeaSpine common stock) in an all stock, fixed price transaction, but which also indicated that Party A would require 45 days to complete its due diligence. Mr. Valentine promptly conveyed the revised non-binding indication of interest to the SeaSpine Board.

On September 14, 2022, the Orthofix Board held a meeting, together with members of Orthofix management, to discuss change of control compensation and benefits in connection with the proposed business combination, including the proposed treatment of equity compensation awards at both Orthofix and SeaSpine. Management also provided the Orthofix Board with an update on the status of due diligence and the negotiations with SeaSpine on the draft definitive agreement. After subsequently meeting in executive session without management present, the Orthofix Board determined to treat the transaction, if consummated, as a “change in control” under applicable Orthofix executive compensation agreements and equity plans.

On September 15, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of DLA. Representatives of DLA discussed with the SeaSpine Board the directors’ fiduciary duties in the context of reviewing and analyzing a potential business combination transaction. The SeaSpine Board discussed the revised non-binding indication of interest from Party A provided on September 14, 2022, as well as materials provided by representatives of Piper Sandler reviewing certain financial aspects of the non-binding indications of interests from Orthofix and Party A, which materials a representative of Piper Sandler had reviewed with the SeaSpine Board the previous evening. The SeaSpine Board discussed potential challenges arising from a transaction with Party A, including concerns around timing, regulatory approvals, synergies and other potential issues for the combined company. Following discussion, the SeaSpine Board determined that the terms presented in the Party A non-binding indication of interest did not, at that time, provide the SeaSpine stockholders with sufficient value given the expressed concerns.

On September 16, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Members of Orthofix management and representatives of Perella Weinberg also attended the meeting. The Orthofix Board discussed with Orthofix management and representatives of Perella Weinberg the proposed investor communications plan to be implemented upon announcement of the proposed business combination and the status of due diligence and the negotiations with SeaSpine on the draft merger agreement.

On September 17, 2022, Ms. Burzik and Dr. Essig began holding weekly telephone calls to share updates on matters related to the transaction, including with respect to due diligence, composition of the board and executive leadership team for the combined company, and timing to complete due diligence and negotiation of the definitive agreement.

On September 18, 2022, Ms. Burzik and Mr. Valentine met in-person in Carlsbad, California to discuss the role of the chief executive officer in the combined company.

On September 20, 2022, representatives of Piper Sandler called members of Party A management to discuss the Party A revised non-binding indication of interest dated September 14. Party A emphasized the fixed $8.60 per share value and that Party A would require 45 days to complete its due diligence. Following this discussion, representatives of Piper Sandler informed Party A that the Party A revised non-binding indication of interest was not competitive on timing or certainty of transaction execution.

On September 21, 2022, members of Orthofix management and SeaSpine management, along with representatives from each of Perella Weinberg and Piper Sandler, met by videoconference to discuss the ongoing negotiations with respect to the draft merger agreement and the status of due diligence.

On September 21, 2022, Mr. Valentine met in person in San Diego County, California with the Party A chief executive officer to discuss the assumptions underlying the Party A revised non-binding indication of interest delivered to SeaSpine on September 14, 2022.

On September 23, 2022, the SeaSpine Board held a meeting. Members of SeaSpine management and representatives of Piper Sandler and DLA attended the meeting and provided the SeaSpine Board with an update on negotiations with Orthofix on the draft merger agreement and status of due diligence. Representatives of Piper Sandler reviewed with the SeaSpine Board certain financial aspects of each of the non-binding indications of interests from Party A and Orthofix.

Also on September 23, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Members of Orthofix management attended the meeting and provided the Orthofix Board with an update on status of Orthofix’s due diligence review of SeaSpine and described the material risks identified by Orthofix during the due diligence process. Members of Orthofix management also provided the Orthofix Board with an update on the status of negotiations with Orthofix on the draft merger agreement, the development of the communications plan and the preliminary financial analysis of the combined company.

Later on September 23, 2022, Mr. Serbousek and Mr. Valentine spoke by telephone to discuss the anticipated timing of the announcement of the proposed business combination.

Also on September 23, 2022, members of Orthofix management and SeaSpine management, along with representatives of Perella Weinberg and Piper Sandler, met by videoconference to discuss the status of the financial due diligence, the availability of the Orthofix credit facility to the combined company and a preliminary financial analysis of the combined company.

On September 24, 2022, Ms. Burzik and Dr. Essig spoke by telephone regarding the status of due diligence and the anticipated timing of the announcement of the proposed business combination.

On September 27, 2022, members of Orthofix management and SeaSpine management, along with representatives from Perella Weinberg and Piper Sandler, met by videoconference to discuss the status of the ongoing negotiations with respect to the draft merger agreement and due diligence review as well as the anticipated timing of the announcement of the proposed business combination.

Later on September 27, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler and DLA. At the invitation of the SeaSpine Board, the Party A chief executive officer attended a portion of the meeting. At the meeting, Party A’s chief executive officer presented Party

A’s rationale for and the potential benefits of a SeaSpine-Party A business combination as outlined in the revised non-binding indication of interest from September 14, including a discussion regarding timing for completion of such a transaction and potential challenges to complete a business combination. Following this presentation, Party A’s chief executive officer left the meeting and members of SeaSpine management provided the SeaSpine Board with an update on the ongoing negotiations with Orthofix with respect to the draft merger agreement.

On September 28, 2022, the Orthofix Board of directors held a regular meeting. Members of Orthofix management attended the meeting and provided the Orthofix Board with an update on the ongoing negotiations with SeaSpine, as well as the status of Orthofix’s due diligence review of SeaSpine, including an overview of material risks identified by Orthofix during the due diligence process. Representatives of Hogan Lovells attended a portion of the meeting and reviewed with the Orthofix Board the materials terms of the draft merger agreement and discussed with the Orthofix Board of directors the directors’ fiduciary duties in the context of reviewing and evaluating a potential business combination transaction. Representatives of Perella Weinberg also attended a portion of the meeting and discussed with Orthofix Board an updated preliminary financial analysis, prepared by Perella Weinberg at the direction of the Orthofix Board and based on public data and input from Orthofix and SeaSpine management, with respect to the potential business combination.

On September 30, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and representatives of Piper Sandler and DLA. Members of SeaSpine management provided the SeaSpine Board with an update on the ongoing negotiations with Orthofix with respect to the draft merger agreement. Members of SeaSpine management and representatives of Piper Sandler provided the SeaSpine Board with an update on the status of discussions with Party A. Representatives of Piper Sandler reviewed with the SeaSpine Board certain financial aspects of each of the non-binding indications of interests from Party A and Orthofix. After discussion, the SeaSpine Board directed Piper Sandler to reiterate to Party A that Party A’s revised non-binding indication of interest from September 14 was not competitive with respect to timing or certainty.

Also on September 30, 2022, Ms. Burzik and Dr. Essig spoke by telephone regarding the status of due diligence and the anticipated timing of the announcement of the proposed business combination.

Later on September 30, 2022, members of Orthofix management and SeaSpine management, along with representatives of Perella Weinberg and Piper Sandler, met by videoconference to discuss the proposed investor communications plan to be implemented upon announcement of the proposed business combination.

On October 3, 2022, the Orthofix Board held a meeting to discuss the potential business combination with SeaSpine. Members of Orthofix management and representatives of Perella Weinberg attended the meeting and discussed with the Orthofix Board the proposed investor communications plan to be implemented upon announcement of the proposed business combination and provided the Orthofix Board with an update on the status of due diligence and the negotiations with SeaSpine on the draft merger agreement

On October 4, 2022 and October 5, 2022, representatives of Piper Sandler held calls with management of Party A and reiterated that Party A’s revised non-binding indication of interest from September 14 was not competitive with respect to timing or certainty. Following these calls, on October 6, 2022, Party A formally rescinded its non-binding indication of interest.

From October 4 through October 7, 2022, members of Orthofix management and SeaSpine management, along with representatives of Perella Weinberg and Piper Sandler, met daily by videoconference to discuss the status of due diligence, negotiations on the draft merger agreement, development of the investor communications plan and the anticipated timing of the announcement of the proposed business combination.

On October 6, 2022, Ms. Burzik and certain other members of the Orthofix Board spoke by telephone with Dr. Essig to discuss the treatment of the proposed transaction as a “change of control” for purposes of certain Orthofix executive compensation plans and agreements as well as a process for setting compensation for the Chief Executive Officer and Executive Chairman of the combined company.

On October 8, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and certain representatives of Piper Sandler and DLA. Management and DLA provided an update on diligence matters and the negotiation of the draft merger agreement. Representatives of Piper Sandler reviewed with the SeaSpine Board their preliminary financial analyses relating to the fairness to the holders of SeaSpine common stock of the exchange ratio. Representatives of Piper Sandler also updated the SeaSpine Board to confirm the rescission of the non-binding indication of interest by Party A.

On October 9, 2022, Dr. Essig and Ms. Burzik held a call to discuss various matters, including a process for selecting non-executive directors of the combined company.

Later on October 9, 2022, the Orthofix Board held a meeting. Members of Orthofix management and representatives from Perella Weinberg and Hogan Lovells attended the meeting. In advance of the meeting, the directors were provided with a near-final draft of the merger agreement and a summary of the key terms. At the meeting, Orthofix management referred the Orthofix Board to the detailed materials circulated on October 8, which included a draft fairness opinion from Perella Weinberg. Members of Orthofix management reported that the parties were in agreement on all significant deal points. Members of Orthofix management then provided the Orthofix Board with an update on the status and results of the Orthofix due diligence review. Representatives of Hogan Lovells reviewed with the Orthofix Board the material terms of the near-final draft of the merger agreement and discussed with the Orthofix Board the directors’ fiduciary duties in the context of reviewing and evaluating a potential business combination transaction. Representatives of Hogan Lovells also reviewed with the Orthofix Board the terms of, and considerations with respect to, an amendment to the forum selection bylaw in the Orthofix bylaws, including the scope of the amendment and the potential benefits of adopting the amendment. Members of Orthofix management reviewed with the Orthofix Board the financial projections prepared by Orthofix management and the underlying assumptions, which projections were to be used, at the Orthofix Board’s direction, by Perella Weinberg in the preparation of its fairness opinion. The Orthofix Board considered that Mr. Serbousek would be the Executive Chairman of the combined company, Ms. Burzik would be the lead independent director of the combined company’s board, several Orthofix directors would be directors at the combined company, and the compensation implications for Mr. Serbousek and other members of Orthofix’s management and board, including that the proposed transaction would be treated as a “change of control” for purposes of certain Orthofix executive compensation plans and agreements. Members of Orthofix management and the Orthofix Board discussed a number of factors, including those outlined under “—Orthofix Board’s Recommendation and Reasons for the Merger” beginning on page 75 of this joint proxy statement/prospectus. In addition, representatives from Perella Weinberg discussed with the Orthofix Board the methodology, analyses and assumptions which were being considered in connection with its fairness analysis.

On October 10, 2022, Orthofix and its representatives and advisors and SeaSpine and its representatives and advisors finalized the merger agreement.

On October 10, 2022, the SeaSpine Board held a meeting, together with members of SeaSpine management and certain representatives of Piper Sandler and DLA. During the meeting, members of SeaSpine management updated the SeaSpine Board on the status of negotiations and due diligence between the companies. Representatives of DLA discussed with the SeaSpine Board their fiduciary duties and reviewed the terms of the final definitive merger agreement. Representatives of Piper Sandler reviewed with the SeaSpine Board their updated financial analyses relating to the fairness to the holders of SeaSpine common stock of the exchange ratio, and Piper Sandler rendered its oral opinion to the SeaSpine Board, (which was subsequently confirmed in writing by delivery of its written opinion, dated October 10, 2022), to the effect that, as of such date, and based upon and subject to the various assumptions and limitations set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the holders of SeaSpine common stock. See “—Opinion of SeaSpine’s Financial Advisor” beginning on page 91 of this joint proxy statement/prospectus. Members of SeaSpine management and the SeaSpine Board discussed a number of factors related to the merger, including those outlined under “—SeaSpine Board’s Recommendation and Reasons for the Merger” beginning on page 81 of this joint proxy statement/prospectus. Following discussion, the SeaSpine Board unanimously determined that the merger was fair to, and in the best interests of, SeaSpine and its stockholders, approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, and resolved to recommend adoption of the merger agreement to holders of shares of SeaSpine’s common stock.

Also later on October 10, 2022, the Orthofix Board held a meeting. Members of Orthofix management and representatives from Perella Weinberg and Hogan Lovells also attended the meeting. In advance of the meeting, the directors were provided with the final form of merger agreement and an updated summary of the material terms reflected therein. Representatives of Hogan Lovells reviewed and discussed with the Orthofix Board the changes that had been made to the draft merger agreement since the draft that had been distributed to the Orthofix Board in advance of the October 9 meeting. Representatives from Perella Weinberg then orally rendered its opinion to the Orthofix Board, subsequently confirmed in writing, that, as of October 10, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations set forth therein, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to Orthofix. The text of the Perella Weinberg opinion is attached as Annex B to this joint proxy statement/prospectus. Following additional discussion and deliberation, the Orthofix Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Orthofix common stock pursuant thereto, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Orthofix common stock pursuant thereto, are fair to, and in the best interests of, Orthofix and its stockholders, resolved to recommend approval of the issuance of shares of Orthofix common stock pursuant to the merger agreement to holders of shares of Orthofix common stock, and directed that the issuance of shares of Orthofix common stock be submitted to the Orthofix stockholders for approval.

Later on October 10, 2022, after the close of trading on the Nasdaq Global Select Market, Orthofix, SeaSpine and Merger Sub executed the merger agreement.

On October 11, 2022, before the opening of trading on the Nasdaq Global Select Market, Orthofix and SeaSpine issued a joint press release announcing the execution of the merger agreement.

Orthofix Board’s Recommendation and Reasons for the Merger

On October 10, 2022, the Orthofix Board unanimously (1) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of Orthofix common stock in the merger, on the terms and subject to the conditions set forth in the merger agreement, (2) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Orthofix common shares in the merger, are fair to, and in the best interests of, Orthofix and its stockholders, on the terms and subject to the conditions set forth in the merger agreement, (3) resolved to recommend the approval of the Orthofix share issuance proposal to the Orthofix stockholders, on the terms and subject to the conditions set forth in the merger agreement, and (4) directed that the Orthofix share issuance proposal be submitted to Orthofix stockholders for approval.

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Orthofix common stock in connection with the merger, the Orthofix Board consulted with Orthofix’s management and legal and financial advisors through an extensive strategic review and due diligence process. In reaching its decision, the Orthofix Board evaluated, among other things, the financial effects of the transactions from the perspective of Orthofix and its stockholders and the impact of the transactions on Orthofix and its business from a strategic and operational perspective. In recommending that Orthofix stockholders vote their shares of Orthofix common stock in favor of the Orthofix share issuance, the Orthofix Board considered a number of factors, including the following (not necessarily listed in order of relative importance):

•	Orthofix’s businesses and operations and its current and historical financial condition and results of operations;

•

Orthofix’s strategic plan and related financial projections, the risks and uncertainties in executing on the strategic plan and achieving the financial projections, including risks related to consolidation and increased competition among participants in Orthofix’s industry, current dynamics and outlooks of Orthofix’s industry, and the “risk factors” set forth in Orthofix’s Annual Report on Form 10-K for the year ended December 31, 2021, and subsequent reports filed with the SEC;

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The current and expected valuation of Orthofix common stock, as well as the historic trading ranges of Orthofix common stock and the potential trading range of Orthofix common stock absent announcement of the merger agreement;

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Various analyses as to the valuation of Orthofix as an independent company, including to account for the anticipated earnings over time from the existing Orthofix business, including in comparison to the expected attractive valuation of the combined company in the future;

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The perceived risks of Orthofix as a standalone public company and the assessment by the Orthofix Board, taking into account, among other things, its review of potential strategic options with the assistance of Orthofix management and Orthofix’s advisors;

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That the merger of equals transaction allows Orthofix to strengthen its highly complementary spine and orthopedics portfolios by engaging in a merger of equals transaction that will address the high growth segments of the global spine and orthopedic markets;

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The current competitive landscape for spine, orthopedics and biologics and regenerative product lines, including the competitive advantages of firms with significant scale and accelerated adoption of innovative and differentiated technologies across all channels;

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The value creation potential that is expected to be enhanced in a combination with SeaSpine compared to the potential of Orthofix on a standalone basis, by increasing Orthofix’s competitive strengths across the spine and biologics product lines;

•	That the combined company’s financial strength and broad product offerings will allow it to sustain investment in rapid product innovation and introduction;

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The combined company’s expected enhanced technology and research and development capabilities, which will help the combined company accelerate adoption of innovative and differentiated technologies across all product lines, which is expected to provide the combined company with additional growth opportunities as compared to Orthofix on a standalone basis and to enhance the combined company’s position as a leading global spine and orthopedics company;

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The Orthofix Board’s belief that SeaSpine’s business profile — i.e., a concentrated product offering focused on spine and biologics that the Orthofix Board believes have attractive future growth prospects — would coincide well with Orthofix’s medium- and long-term strategic focus on having complementary portfolios bridging across growing markets, and enable the combined company not to be overly reliant on any single product that participates in slower growth markets;

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That many of the same engineering, manufacturing, sales and distribution capabilities are required to support both the Orthofix and SeaSpine businesses, and the expected complementary capabilities and technology sharing enabled by bringing Orthofix and SeaSpine together, which are expected to enhance product offerings for surgeons and accelerate revenue opportunities beyond what Orthofix could have accomplished on its own over the medium- and long-term, including:

•

that Orthofix can capitalize on SeaSpine’s current and future products, which are expected to allow the combined company to enhance its products and win greater market share, and that SeaSpine’s spine business has a differentiated enabling technology in 7D Flash Navigation, which participates in one of the highest-growth segments in the spine industry;

•

that SeaSpine can capitalize on Orthofix’s capabilities, such as Orthofix’s financial resources, which are expected to enable the combined company to fund a leading portfolio of spine and biologic products in the future;

•	The expected generation of more than $40 million of annual cost synergies, by the third year following completion of the merger, through the reduction of redundant overhead and public company costs;

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The expected strong cash flow generation and balance sheet of the combined company, which is expected to provide for the development of the current and future commercialization of SeaSpine and Orthofix products;

•	The complementary cultures of Orthofix and SeaSpine, including a strong performance-based culture focused on integrity, collaboration, innovation, diversity and corporate social responsibility;

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The fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by SeaSpine stockholders in the merger as a result of possible changes in the market price of Orthofix’s common stock following the announcement of the merger;

•	The benefits of an all-stock combination that allows Orthofix stockholders, as well as SeaSpine stockholders, to continue to participate in the significant upside of the combined company’s business;

•	The resulting percentage ownership interest that current Orthofix stockholders would have in the combined company following the merger;

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The written opinion of Perella Weinberg, dated October 10, 2022, to the Orthofix Board, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Perella Weinberg as set forth in such written opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view to Orthofix, as described in greater detail in the section entitled “— Opinion of Orthofix’s Financial Advisor.” The full text of the written opinion of Perella Weinberg, dated October 10, 2022, which sets forth assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Perella Weinberg in rendering its opinion, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety;

•	The structure of the transaction as a merger of equals, including the governance terms in the merger agreement providing that, among other things:

•	a highly independent board of directors, with seven (of nine) directors expected to be independent, including a Lead Independent Director;

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the board of directors of the combined company would include five directors who are directors of Orthofix as of immediately prior to the completion of the merger, and four directors who are directors of SeaSpine as of immediately prior to the completion of the merger;

•	SeaSpine’s Chief Executive Officer prior to the completion of the merger would serve as the Chief Executive Officer of the combined company;

•	Orthofix’s Chief Executive Officer prior to the completion of the merger would serve as the Executive Chairman of the combined company; and

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the belief of the Orthofix Board that the above-described arrangements would reasonably assure the continuity of the management and oversight of the combined company following completion of the merger and facilitate a strong management team drawn from both Orthofix and SeaSpine, leveraging the respective expertise of both management teams, to work together to integrate the two companies and provide a stable foundation for future management succession;

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Orthofix’s ability under the merger agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with third parties that make unsolicited transaction proposals;

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That if Orthofix were to receive an alternative transaction proposal that the Orthofix Board determines constitutes or would reasonably be expected to result in a superior proposal (as defined in “The Merger

Agreement — Covenants and Agreements — No Solicitation; Board Recommendations”), the Orthofix Board would be able, subject to certain conditions, to consider the superior proposal and, subject to payment of approximately $13.7 million plus up to $2.0 million in expense reimbursement, terminate the merger agreement in order to accept a superior proposal;

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The ability under the merger agreement for the Orthofix Board, subject to certain conditions, to change its recommendation in favor of the Orthofix share issuance proposal in response to an intervening event if the Orthofix Board determines in good faith that failure to take such action would be a breach of its fiduciary duties;

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The termination provisions contained in the merger agreement, including the fact that the Orthofix Board believed that the termination fee it would have to pay SeaSpine in specified circumstances of approximately $13.7 million plus up to $2.0 million in expense reimbursement is reasonable in light of, among other things, the benefits of the merger to Orthofix stockholders, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict the emergence of alternative transaction proposals, as well as the fact that generally no termination fee is payable by Orthofix to SeaSpine if Orthofix stockholders do not approve the Orthofix share issuance proposal and the Orthofix Board has not changed its recommendation to Orthofix stockholders to vote for such proposal so long as Orthofix has not breached certain provisions of the merger agreement, and that Orthofix would receive a termination fee of approximately $10.6 million plus up to $2.0 million in expense reimbursement from SeaSpine in specified circumstances;

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The outside date under the merger agreement, taking into account the ability of Orthofix or SeaSpine to extend the initial March 10, 2023, outside date in specified circumstances to June 10, 2023, (as more fully described in the section entitled “The Merger Agreement — Termination”), which is expected to allow for sufficient time to complete the merger;

•	The likelihood that the parties would complete the merger taking into account the commitments by Orthofix and SeaSpine to obtain applicable consents and approvals under regulatory laws;

•	The Orthofix Board’s knowledge of SeaSpine, taking into account publicly available information regarding SeaSpine and the results of Orthofix’s due diligence review of SeaSpine;

•	The Orthofix Board’s understanding of the current valuation of SeaSpine common stock, as well as the historic trading ranges of SeaSpine common stock;

•	The fact that the merger agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the Orthofix Board’s view, favorable to Orthofix and its stockholders;

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The fact that the merger agreement was unanimously approved by the Orthofix Board, which is comprised of a majority of independent directors who are not affiliated with SeaSpine and are not employees of Orthofix or any of its subsidiaries, and which received advice from Orthofix’s financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement;

•

The condition to completing the merger that the Orthofix share issuance must be approved by the affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy at the Orthofix special meeting and entitled to vote thereon and the SeaSpine merger proposal must be approved by the affirmative vote of the holders of a majority of the shares of SeaSpine common stock outstanding as of the SeaSpine record date and entitled to vote on the proposal, and the absence of any stock voting commitments by management or other stockholders, so that Orthofix stockholders and SeaSpine stockholders will have the right to approve or disapprove of the Orthofix share issuance proposal and the SeaSpine merger proposal; and

•	Orthofix’s ability to specifically enforce SeaSpine’s obligations under the merger agreement, including SeaSpine’s obligations to complete the merger.

The Orthofix Board also considered a number of uncertainties, risks and other factors in its deliberations concerning the merger and the other transactions contemplated by the merger agreement, including the following (not necessarily listed in order of relative importance):

•	The fact that Orthofix stockholders would forgo the opportunity to realize the potential value of Orthofix as a standalone public company;

•

The fact that the value of the merger consideration payable to SeaSpine stockholders could increase in the event that the Orthofix stock price or the value of the Orthofix business increases prior to the completion of the merger;

•

The fact that, under specified circumstances, Orthofix may be required to pay an approximate $13.7 million termination fee plus $2.0 million in expenses in the event the merger agreement is terminated and the effect this could have on Orthofix, including the possibility that the termination fee payable by Orthofix to SeaSpine upon the termination of the merger agreement in specified circumstances could discourage some potential transaction counterparties from making a transaction proposal, although the Orthofix Board believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in combining with Orthofix;

•

The ability of the SeaSpine Board upon SeaSpine’s receipt of an alternative transaction proposal that the SeaSpine Board determines constitutes or would reasonably be expected to result in a superior proposal, to, subject to certain conditions, consider the superior proposal and, subject to payment of approximately $10.6 million plus up to $2.0 million in expense reimbursement, terminate the merger agreement in order to accept a superior proposal;

•

The risk that the termination fee of approximately $10.6 million plus expense reimbursement of up to $2.0 million SeaSpine may be required to pay Orthofix in the event the merger agreement is terminated under specified circumstances may not be sufficient to compensate Orthofix for the harm it might suffer as a result of such termination;

•

The fact that the market price of Orthofix common stock could be affected by many factors if the merger agreement were terminated, including: (1) the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Orthofix, (2) the possibility that, as a result of the termination of the merger agreement, possible transaction partners may consider Orthofix to be a less attractive transaction partner and (3) the possible sale of Orthofix common stock by short-term investors following an announcement that the merger agreement was terminated;

•

The time, effort and substantial costs involved with entering into the merger agreement and completing the merger and the related disruptions to the operation of Orthofix’s business, including the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts;

•	The challenges inherent in combining the Orthofix business and the SeaSpine business;

•

The restrictions in the merger agreement on Orthofix’s conduct of business prior to the completion of the merger, which could delay or prevent Orthofix from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the Orthofix Board and management might believe were appropriate or desirable;

•	The fact that there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied;

•

The fact that the completion of the merger would require approval under or expiration or termination of the applicable waiting periods under the HSR Act, the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of the combined company, and the amount of time that might be required to obtain all required regulatory consents and approvals;

•	The risk that the Orthofix stockholders do not approve the Orthofix share issuance proposal and/or the SeaSpine stockholders do not approve the SeaSpine merger proposal;

•

The impact of the announcement, pendency or completion of the merger, or the failure to complete the merger, on Orthofix’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), customers and suppliers;

•	The fact that Orthofix stockholders will not be entitled to exercise appraisal or dissenters’ rights in connection with the merger;

•	The risk of litigation, injunctions or other legal proceedings related to the transactions contemplated by the merger agreement; and

•	The risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Note Regarding Forward-Looking Statements.”

The Orthofix Board believed that, overall, the merger and the other transactions contemplated by the merger agreement were a unique opportunity, and after taking into account the foregoing risks, the Orthofix Board determined that because the possible future of the combined company was so attractive and promising, the merger and the other transactions contemplated by the merger agreement were overwhelmingly in the interest of Orthofix stockholders.

This discussion of the information and factors considered by the Orthofix Board in reaching its conclusions and recommendation includes the principal factors considered by the Orthofix Board, but is not intended to be exhaustive and may not include all of the factors considered by the Orthofix Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the Orthofix Board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and to make its recommendation to Orthofix stockholders. Rather, the Orthofix Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Orthofix’s management and Orthofix’s advisors, as well as the directors’ individual experiences and expertise. In addition, individual members of the Orthofix Board may have assigned different weights to different factors.

Orthofix’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Orthofix stockholders generally. The Orthofix Board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to Orthofix stockholders. For a discussion of these interests, see the section entitled “Interests of Orthofix’s Directors and Executive Officers in the Merger.”

For the reasons set forth above, the Orthofix Board has unanimously (i) determined that the merger agreement and the other transactions contemplated thereby, including the issuance of shares of Orthofix common stock in the merger, are advisable and in the best interests of Orthofix and the Orthofix stockholders, (ii) authorized, approved and adopted the merger agreement and authorized the issuance of shares of Orthofix common stock in the merger and (iii) directed that the issuance of shares of Orthofix common stock in the merger be submitted for consideration at the special meeting and recommended that the Orthofix stockholders vote in favor of the issuance of shares of Orthofix common stock. Accordingly, the Orthofix Board unanimously recommends that Orthofix stockholders vote “FOR” the Orthofix share issuance proposal at the Orthofix special meeting.

THE ORTHOFIX BOARD UNANIMOUSLY RECOMMENDS THAT ORTHOFIX STOCKHOLDERS VOTE “FOR” THE ORTHOFIX SHARE ISSUANCE PROPOSAL AND “FOR” THE ORTHOFIX ADJOURNMENT PROPOSAL.

SeaSpine Board’s Recommendation and Reasons for the Merger

On October 10, 2022, after careful consideration the SeaSpine Board unanimously (1) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, (2) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the merger consideration, are fair to, and in the best interests of, SeaSpine and SeaSpine’s stockholders, (3) resolved to recommend the approval of the adoption of merger agreement to the SeaSpine stockholders and (4) directed that the adopting merger agreement be submitted to SeaSpine stockholders for approval.

In reaching its decision to approve, and declare advisable, the merger agreement and to recommend that SeaSpine’s stockholders adopt the merger agreement, the SeaSpine Board, as described above in the section entitled “— Background of the Merger” beginning on page 59 of this joint proxy statement/prospectus, held a number of meetings, consulted with SeaSpine’s management and its legal and financial advisors and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of SeaSpine, Orthofix and the combined company following the merger (taking into account the results of SeaSpine’s due diligence of Orthofix), as well as the risks in achieving those prospects and the anticipated effects of the merger. The SeaSpine Board considered a variety of factors that weighed positively in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement. These factors included the following, which are not necessarily in order of importance:

•	SeaSpine’s businesses and operations and its current and historical financial condition and results of operations;

•

SeaSpine’s strategic plan and related financial projections, the risks and uncertainties in executing on the strategic plan and achieving the financial projections, risks and uncertainties related to potential financing transactions and the potential dilution to existing stockholders from such transactions, risks related to consolidation and increased competition among participants in SeaSpine’s industry, current dynamics and outlooks of SeaSpine’s industry, and the “risk factors” set forth in SeaSpine’s Annual Report on Form 10-K for the year ended December 31, 2021, and subsequent reports filed with the SEC;

•

the current and expected valuation of SeaSpine common stock, as well as the historic trading ranges of SeaSpine common stock and the potential trading range of SeaSpine common stock absent announcement of the merger agreement;

•	the expectation that the merger would create a larger, premier spine and orthopedics company;

•	the highly complementary nature of SeaSpine’s and Orthofix’s businesses, products and geographic markets;

•	the expectation that the combined company will be better positioned to pursue an aggressive growth strategy in comparison to SeaSpine on a stand-alone basis;

•

the belief that the combined company, in light of its larger scale, more comprehensive product offerings and market presence, will be better positioned to meet the challenges facing the spinal and orthopedic industries, including regulatory, financial, and economic challenges;

•

the opportunity for the combined company to generate annual cost synergies of more than $40 million by the third year following completion of the merger, through the reduction of redundant overhead and public company costs;

•	the fact that SeaSpine stockholders will own approximately 43.5% of the combined company immediately following completion of the merger;

•

the fact that the exchange ratio is fixed; the potential opportunity for SeaSpine stockholders to participate in a more diversified business profile as compared to SeaSpine’s business, financial condition, financial performance, competitive position, assets and future prospects as a standalone company;

•	current industry, economic and market conditions and trends;

•	the risks and uncertainties of alternative means of creating stockholder value and pursuing SeaSpine’s strategic goals;

•

the expectation that the merger will result in greater value to SeaSpine stockholders than the value that could be expected to be generated from the various other strategic alternatives available to SeaSpine; the fact that the per share price implied by the exchange ratio of 0.4163 represents a 39% premium to the closing price of a share of SeaSpine common stock on October 7, 2022, and a 20% and 16% premium for the 30 and 90 day trading periods (based on SeaSpine’s volume weighted average price), respectively, ending October 7, 2022;

•	the fact that the merger is intended to qualify as a tax-free reorganization;

•	SeaSpine’s knowledge of Orthofix’s business, operations, operating results, financial condition, strategy and future prospects;

•

The written opinion of Piper Sandler delivered to the SeaSpine Board on October 10, 2022, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler in rendering its written opinion, the exchange ratio was fair, from a financial point of view, to the holders of SeaSpine common stock, as more fully described below under “— Opinion of SeaSpine’s Financial Advisor,” which full text of the written opinion is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in this joint proxy statement/prospectus in its entirety;

•

the fact that, subject to compliance with the terms and conditions of the merger agreement, SeaSpine is permitted to conduct negotiations with third parties and to terminate the merger agreement in order to accept a superior proposal;

•	the limited number of conditions to the merger and the commitment made by the parties to cooperate and use reasonable best efforts to obtain regulatory clearances;

•

the fact that during its negotiations with Orthofix, SeaSpine received an indication of interest from a third party, which the SeaSpine Board concluded was of higher risk, less certainty, and not as strong an opportunity;

•	the risks and uncertainties of SeaSpine continuing to pursue its long-term business plan as an independent public company;

•

the governance arrangements contained in the merger agreement; and the fact that the combined company is expected to have in the range of $150 million in available liquidity upon completion of the merger; and

•

the expectation that the merger will result in greater value to the SeaSpine stockholders than the value that could be expected to be generated from the various other strategic alternatives available to SeaSpine.

The SeaSpine Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following, which are not necessarily listed in order of importance:

•	the fact that SeaSpine stockholders will own a smaller percentage in the combined company than SeaSpine stockholders own in SeaSpine currently;

•	the difficulty and costs inherent in the combination of SeaSpine and Orthofix;

•	that SeaSpine’s management anticipates some revenue dis-synergies as a result of the merger;

•	the risk that the combined company may face liquidity challenges during the next few years;

•	the fact that the exchange ratio will not adjust to compensate for changes in the price of Orthofix shares or SeaSpine shares prior to the consummation of the merger;

•	the potential adverse impact of business uncertainty prior to the effectiveness of the merger;

•	the potential consequences of non-consummation of the merger; the fact that one of Orthofix’s spine products has recently generated lower sales;

•	the risk that SeaSpine stockholders or Orthofix stockholders may fail to approve the merger;

•	the risk that the merger might not be completed in a timely manner;

•	risks related to regulatory approvals necessary to complete the merger;

•

risks related to certain terms of the merger agreement (including restrictions on the conduct of SeaSpine’s business prior to completion of the merger and the requirement that SeaSpine pay Orthofix a termination fee and expense reimbursement in certain circumstances); and

•	risks related to the diversion of management and resources from other strategic opportunities.

THE SEASPINE BOARD UNANIMOUSLY RECOMMENDS THAT SEASPINE STOCKHOLDERS VOTE “FOR” THE SEASPINE MERGER PROPOSAL, “FOR” THE SEASPINE MERGER-RELATED COMPENSATION PROPOSAL AND “FOR” THE  SEASPINE ADJOURNMENT PROPOSAL.

Opinion of Orthofix’s Financial Advisor

The Orthofix Board retained Perella Weinberg to act as its financial advisor in connection with the merger. The Orthofix Board requested that Perella Weinberg undertake a study to consider the fairness, from a financial point of view, to Orthofix, of the Exchange Ratio (as defined below) in the merger pursuant to the merger agreement. On October 10, 2022, Perella Weinberg rendered to the Orthofix Board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio of 0.4163 shares of Orthofix common stock to be received for each share of SeaSpine common stock (other than shares of SeaSpine common stock that are owned by Orthofix, Merger Sub, any direct or indirect wholly-owned subsidiaries of Orthofix or SeaSpine, or by SeaSpine as treasury shares) (such exchange ratio, the “Exchange Ratio”) in the merger pursuant to the merger agreement was fair, from a financial point of view, to Orthofix.

The full text of Perella Weinberg’s written opinion, dated October 10, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference herein.

Perella Weinberg’s opinion was addressed to and provided for the information and assistance of the Orthofix Board, in its capacity as such, in connection with, and for the purpose of, the Orthofix Board’s evaluation of the Exchange Ratio from a financial point of view, and does not address any other term, aspect or implication of the merger agreement or the merger. Perella Weinberg’s opinion does not address the underlying decision by Orthofix to engage in the merger nor the relative merits of the merger compared with any alternative transactions or business strategies. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of shares of Orthofix common stock as to how such holder should vote or otherwise act with respect to the merger or any other matter. Perella Weinberg’s opinion does not in any manner address what the value of shares of SeaSpine common stock actually will be when issued or the prices at which shares of Orthofix common stock or SeaSpine common stock will trade at any time, including following announcement or completion of the merger. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any other class of securities, creditors or other constituencies of Orthofix. The description of Perella Weinberg’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

1.

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Orthofix and SeaSpine, including equity research analyst reports;

2.

reviewed certain internal financial statements, analyses and forecasts, as described in the section entitled “Certain Unaudited Prospective Financial Information — Certain Orthofix Unaudited Prospective Financial Information” (the “Orthofix Forecasts”) and other internal financial information and operating data relating to the business of Orthofix, in each case, prepared by management of Orthofix and approved for Perella Weinberg’s use by management of Orthofix;

3.

reviewed certain internal financial statements, analyses and forecasts, as described in the section entitled “Certain Unaudited Prospective Financial Information — Certain SeaSpine Unaudited Prospective Financial Information” (the “SeaSpine Forecasts”) and other internal financial information and operating data relating to the business of SeaSpine, in each case, prepared by management of SeaSpine and approved for Perella Weinberg’s use by management of Orthofix;

4.

discussed the past and current business, operations, financial condition and prospects of Orthofix and the combined company with senior management of Orthofix, the Orthofix Board, and other representatives and advisors of Orthofix;

5.

discussed the past and current business, operations, financial condition and prospects of SeaSpine and the combined company with senior executives of Orthofix and SeaSpine, the Orthofix Board, and other representatives and advisors of Orthofix and SeaSpine;

6.	discussed with members of the senior managements of Orthofix and SeaSpine their assessment of the strategic rationale for, and the potential benefits of, the merger;

7.

reviewed certain estimates as to the amount and timing of certain cost savings and related expenses, operating efficiencies and financial synergies anticipated by management of Orthofix to result from the consummation of the merger (the “Synergies”) as approved for Perella Weinberg’s use by the management of Orthofix;

8.	compared the financial performance of Orthofix and SeaSpine with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

9.

reviewed the historical trading prices and trading activity for the Orthofix common stock and the SeaSpine common stock and compared such price and trading activity with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

10.	participated in discussions among representatives of Orthofix and SeaSpine and their respective advisors;

11.	reviewed a draft of the merger agreement dated October 10, 2022; and

12.	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

For purposes of its opinion, Perella Weinberg assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by Perella Weinberg (including information that was available from public sources) and further relied upon the assurances of management of Orthofix that they were not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Orthofix Forecasts, Perella Weinberg was advised by management of Orthofix and assumed, with Orthofix’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Orthofix as to the future financial performance of Orthofix and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the assumptions on which they were based. With respect to the SeaSpine

Forecasts, Perella Weinberg was advised by management of SeaSpine and assumed, with Orthofix’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of SeaSpine as to the future financial performance of SeaSpine and the other matters covered thereby and Perella Weinberg expressed no view as to the reasonableness of the assumptions on which they were based. Perella Weinberg assumed, with Orthofix’s consent, that the Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Orthofix and SeaSpine to result from the merger will be realized in the amounts and at the times projected by the managements of Orthofix and SeaSpine, and Perella Weinberg expressed no view as to the assumptions on which they were based. In arriving at its opinion, Perella Weinberg did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Orthofix, SeaSpine or any of their respective subsidiaries. Perella Weinberg did not assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of Orthofix, SeaSpine or any other party. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement, or the impact of the merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

Perella Weinberg assumed that the final merger agreement would not differ from the draft of the merger agreement reviewed by it in any respect material to its analysis or opinion. Perella Weinberg also assumed that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that were referred to therein were true and correct in all respects material to its analysis and opinion, (ii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to its analysis and opinion, and (iii) the merger would be consummated in a timely manner in accordance with the terms set forth in the merger agreement, without any modification, amendment, waiver or delay that would be material to its analysis or opinion. In addition, Perella Weinberg assumed that in connection with the receipt of all approvals and consents required in connection with the merger, no delays, limitations, conditions or restrictions would be imposed that would be material to its analysis.

Perella Weinberg’s opinion addresses only the fairness, from a financial point of view, to Orthofix, as of October 10, 2022, of the Exchange Ratio in the merger pursuant to the merger agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the merger agreement or any other document contemplated by or entered into in connection with the merger agreement, the form or structure of the merger or the likely timeframe in which the merger will be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the merger agreement, or any class of such persons, whether relative to the Exchange Ratio or otherwise. Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Orthofix, as to the underlying decision by Orthofix to engage in the merger or as to the relative merits of the merger compared with any alternative transactions or business strategies. Nor did Perella Weinberg express any opinion as to any tax or other consequences that might result from the transactions contemplated by the merger agreement or any other related document, although it assumed with Orthofix’s consent, for purposes of its analysis, that the merger would receive the tax treatment contemplated by the merger agreement. Perella Weinberg’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Perella Weinberg understood Orthofix received such advice as it deemed necessary from qualified professionals. Perella Weinberg was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or part of Orthofix.

Perella Weinberg’s opinion was necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Orthofix Board in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, these tables must be read together with the text of each summary. These tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses. Future results may differ from those described and such differences may be material.

Selected Publicly-Traded Companies Analysis

Perella Weinberg performed a selected publicly-traded companies analysis, which is a method of deriving an implied value range for a company’s equity securities based on a review of publicly-traded companies selected by Perella Weinberg as being generally deemed relevant for comparative purposes. Perella Weinberg reviewed and compared certain financial information for Orthofix and SeaSpine to corresponding financial information, financial market multiples and ratios of the following publicly-traded companies:

Large Orthopedic Peers:

•	Globus Medical Inc.

•	CONMED Corporation

•	NuVasive, Inc.

•	Integra LifeSciences Holdings Corporation

•	Smith & Nephew plc

•	Zimmer Biomet Holdings Inc.

Orthofix and SeaSpine Peers:

•	Anika Therapeutics, Inc.

•	Bioventus Inc.

•	ZimVie Inc.

SeaSpine Only Peers:

•	Alphatec Spine, Inc.

•	Si-Bone, Inc.

Although none of the above companies is identical to Orthofix or SeaSpine, Perella Weinberg selected these companies because they had publicly-traded equity securities and were deemed by Perella Weinberg to be similar to Orthofix and SeaSpine in one or more respects, including operating in the orthopedics and medical technology industries. In selecting these companies, Perella Weinberg considered various factors, including the similarity of the lines of business to Orthofix’s and SeaSpine’s lines of business, as well as the business models, technology, service offerings and end-market exposure of such companies.

For each of Orthofix, SeaSpine and the selected publicly-traded companies, Perella Weinberg reviewed such company’s enterprise value (referred to as “EV”) as of October 7, 2022, as a multiple of estimated revenue for (i) the calendar year ending 2022 (“2022E Revenue”) and (ii) for the calendar year ending 2023 (“2023E Revenue”). For each of Orthofix and the selected publicly-traded companies, Perella Weinberg reviewed such company’s EV as of October 7, 2022, as a multiple of estimated earnings before interest, taxes, depreciation, and amortization (referred to as “EBITDA”) for (i) the calendar year ending 2022 (“2022E EBITDA”) and (ii) for the calendar year ending 2023 (“2023E EBITDA”). For each of the selected companies, Perella Weinberg calculated and compared financial information and financial market multiples and ratios based on company filings for historical information and consensus third party research estimates for forecasted information.

Set forth below are the high, low and median multiples resulting from this analysis:

	EV / 2022E Revenue	EV / 2023E Revenue	EV / 2022E EBITDA[1]	EV / 2023E EBITDA[1]
Large Orthopedic Peers:
High	5.1x	4.6x	16.9x	14.8x
Low	2.4x	2.3x	9.2x	8.6x
Median	3.1x	2.9x	11.6x	10.9x
Orthofix Peers:
High	2.3x	2.1x	25.1x	29.9x
Low	0.7x	0.7x	5.7x	4.8x
Median	1.9x	1.7x	13.3x	10.2x
SeaSpine Peers:
High	4.7x	3.9x	—	—
Low	0.7x	0.7x	—	—
Median	2.3x	2.1x	—	—

1.	SeaSpine valued on EV / Revenue multiples only.

Based on the analysis of the relevant metrics described above and on professional judgments made by Perella Weinberg, Perella Weinberg selected and applied a range of multiples of (i) 0.75x to 1.75x to EV / 2022E Revenue of Orthofix using the Orthofix Forecasts, (ii) 0.75x to 1.75x to EV / 2023E Revenue of Orthofix using the Orthofix Forecasts, (iii) 1.75x to 2.75x to EV / 2022E Revenue of SeaSpine using the SeaSpine Forecasts, (iv) 1.50x to 2.50x EV/ 2023E Revenue for SeaSpine using the SeaSpine Forecasts, (v) 6.50x to 10.00x to EV / 2022E EBITDA of Orthofix using the Orthofix Forecasts and (vi) 5.00x to 9.00x to EV / 2023E EBITDA of Orthofix using the Orthofix Forecasts. From these analyses, for each of Orthofix and SeaSpine, Perella Weinberg derived ranges of implied equity values from the enterprise values by adding cash and other investments and subtracting debt. Perella Weinberg calculated implied values per share by dividing the implied equity values by the applicable diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case provided by the managements of SeaSpine and Orthofix, as applicable, and using the treasury method for calculation of option dilution). The ranges of implied values per share derived from these calculations are summarized in the following table:

	Orthofix Share Price (based on Orthofix Forecasts)	SeaSpine Share Price (based on SeaSpine Forecasts)
	Range	Range

Implied Value Range Per Share (using EV / 2022E Revenue)	$19—$41	$11—$17
Implied Value Range Per Share (using EV / 2023E Revenue)	$20—$44	$11—$18
Implied Value Range Per Share (using EV / 2022E EBITDA)[1]	$20—$30	$11—$17
Implied Value Range Per Share (using EV / 2023E EBITDA)[1]	$19—$31	$11—$18

1	SeaSpine valued on EV / Revenue multiples only.

Perella Weinberg then calculated the exchange ratio ranges implied by the selected publicly-traded companies analysis. For each of the foregoing analyses, Perella Weinberg calculated (i) the ratio of the highest implied value per share for SeaSpine derived from the selected publicly-traded companies analysis to the lowest implied value per share for Orthofix derived from the selected publicly-traded companies analysis and (ii) the ratio of the lowest implied value per share for SeaSpine derived from the selected publicly-traded companies analysis to the highest implied value per share for Orthofix derived from the selected publicly-traded companies analysis to calculate the following implied exchange ratio ranges:

Metric	Implied Exchange Ratio Range
EV / 2022E Revenue	0.280x—0.901x
EV / 2023E Revenue	0.258x—0.876x
EV / 2022E EBITDA[1]	0.381x—0.839x
EV / 2023E EBITDA[1]	0.361x—0.963x

1	SeaSpine valued on EV / Revenue multiples only.

These exchange ratio ranges can be compared to the exchange ratio of 0.4163 shares of Orthofix common stock to be received for each share of SeaSpine common stock as provided for in the merger agreement.

Although the selected publicly-traded companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to Orthofix’s or SeaSpine’s business. Perella Weinberg’s comparison of selected publicly-traded companies to Orthofix and SeaSpine and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected publicly-traded companies in such transactions and of the merger and was based on Perella Weinberg’s experience working with corporations on various merger and acquisition transactions.

Discounted Cash Flow Analysis

For each of Orthofix and SeaSpine, Perella Weinberg performed a discounted cash flow analysis, which is a method of deriving an implied value range for a company’s equity securities based on the sum of the company’s unlevered free cash flows over a forecast period and the terminal value at the end of the forecast period. In connection with this analysis, Perella Weinberg used the Orthofix Forecasts for Orthofix and the SeaSpine Forecasts for SeaSpine. In performing this analysis, Perella Weinberg:

•

calculated the present value as of October 7, 2022, of the estimated standalone unlevered free cash flows (calculated as net operating profit after tax, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and certain other cash flow items set forth in the Orthofix Forecasts and the SeaSpine Forecasts) that each of Orthofix and SeaSpine was forecasted to generate for 2H’ 2022E through 2031E using discount rates ranging from 9.75% to 10.75% for Orthofix and 10.50% to 11.50% for SeaSpine, in each case based on estimates of the weighted average cost of capital of each company; and

•

adding terminal values of each of Orthofix and SeaSpine using perpetuity growth rates ranging from 2.0% to 3.0% for Orthofix and 3.0% to 5.0% for SeaSpine and the same discount rates for each of Orthofix and SeaSpine as set forth above.

From the ranges of implied enterprise values generated by the foregoing analysis, for each of Orthofix and SeaSpine, Perella Weinberg derived ranges of implied equity values by adding cash and other investments and subtracting debt and net non-operating liabilities. Perella Weinberg calculated implied values per share by dividing the implied equity values by the applicable diluted shares (based upon the number of issued and outstanding shares and other equity interests in each case provided by the managements of SeaSpine and Orthofix, as applicable, and using the treasury method for calculation of option dilution). The ranges of implied values per share derived from these calculations are summarized in the following table:

	Orthofix Share Price (based on Orthofix Forecasts)	SeaSpine Share Price (based on SeaSpine Forecasts)
	Range	Range
Implied Value Range Per Share	$24—$30	$6—$11

Perella Weinberg then calculated the exchange ratio ranges implied by the discounted cash flow analysis. For each of the foregoing analyses, Perella Weinberg calculated (i) the ratio of the highest implied value per share for SeaSpine derived from the discounted cash flow analysis to the lowest implied value per share for Orthofix derived from the discounted cash flow analysis and (ii) the ratio of the lowest implied value per share for SeaSpine derived from the discounted cash flow analysis to the highest implied value per share for Orthofix derived from the discounted cash flow to calculate the following implied exchange ratio ranges:

Implied Exchange Ratio Range
Orthofix Forecasts / SeaSpine Forecasts	0.213x—0.453x

These exchange ratio ranges can be compared to the exchange ratio of 0.4163 shares of Orthofix common stock to be received for each share of SeaSpine common stock as provided for in the merger agreement.

Perella Weinberg also performed an additional discounted cash flow analysis of the present value of the Synergies expected to result from the merger. The Synergy estimates were discounted to present value using a range of discount rates from 9.75% to 10.75% and a perpetuity growth rate of 3.0%. Perella Weinberg then calculated a range of implied present values per share of the combined company post-Merger taking into account: (i) Orthofix’s standalone discounted cash flow value as set forth above, plus (ii) either (A) SeaSpine’s standalone discounted cash flow value as set forth above or (B) SeaSpine’s standalone discounted cash flow value, utilizing the Orthofix discount rates of 9.75% to 10.75% rather than the SeaSpine discount rates of 10.50% to 11.50%, (iii) the present value of the Synergies expected to result from the merger, minus (iv) the Orthofix and SeaSpine managements’ estimates of the transaction-related expenses. These analyses resulted in the following reference ranges of implied equity values per share:

Pro Forma Share Price (including Synergies)
Range
Implied Value Range Per Share (SeaSpine discount rate)	$30 – $39
Implied Value Range Per Share (Orthofix discount rate)	$31 – $42

Additional Financial Analyses

Historical Share Price Analysis

For the information of the Orthofix Board and for reference purposes only, Perella Weinberg reviewed the share price performance of Orthofix and SeaSpine during various periods, including the 52-week and the 6-month periods, each ending on October 7, 2022. Perella Weinberg noted that the ranges of intraday low and high trading prices of Orthofix common stock and SeaSpine common stock during each respective period were as follows:

	Orthofix Common Stock Share Price		SeaSpine Common Stock Share Price
Trading Period	Low	High	Low	High
Last 52 Weeks	$18	$39	$5	$17
Last 6 Months	$18	$35	$5	$11

Based on the minimum and maximum share prices of Orthofix and SeaSpine, in each case, during the 52-week and the 6-month periods, each ending on October 7, 2022, Perella Weinberg derived ranges of implied exchange ratios of shares of Orthofix common stock to shares of SeaSpine common stock of 0.141x to 0.915x and 0.155x to 0.622x, respectively. These exchange ratio ranges can be compared to the exchange ratio of 0.4163 shares of Orthofix common stock to be received for each share of SeaSpine common stock as provided for in the merger agreement.

Research Analyst Price Targets

For the information of the Orthofix Board and for reference purposes only, Perella Weinberg observed the most recent publicly available price targets for Orthofix and SeaSpine common stock published by (i) all Wall Street research analysts and (ii) Wall Street research analysts who covered both of Orthofix and SeaSpine. The selected price targets reflect each research analyst’s estimate of the future public market trading prices of shares of Orthofix common stock and SeaSpine common stock. Perella Weinberg noted that the analysts’ price targets for (i) all Wall Street research analysts ranged from $28 to $48 per share for Orthofix common stock and from $12 to $26 per share for SeaSpine common stock and (ii) Wall Street research analysts who covered both of Orthofix and SeaSpine ranged from $28 to $45 per share for Orthofix common stock and $16 to $26 per share for SeaSpine common stock.

Based on comparisons of the high and low research analyst price targets for Orthofix and SeaSpine, Perella Weinberg derived a range of implied exchange ratios of shares of Orthofix common stock to shares of SeaSpine common stock of 0.250x to 0.938x, when including all research analysts, and 0.356x to 0.938x, when only including research analysts that covered both of Orthofix and SeaSpine. These exchange ratio ranges can be compared to the exchange ratio of 0.4163 shares of Orthofix common stock to be received for each share of SeaSpine common stock as provided for in the merger agreement.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company used in the analyses described herein as a comparison is directly comparable to Orthofix, SeaSpine or the merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Orthofix Board as to the fairness, from a financial point of view, to Orthofix, as of the date of such opinion, of the Exchange Ratio in the merger pursuant to the merger agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon third party research analyst estimates, which are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of Orthofix, SeaSpine, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by third parties.

As described above, the opinion of Perella Weinberg to the Orthofix Board was one of many factors taken into consideration by the Orthofix Board in making its determination to approve the merger. The type and amount of consideration payable in the merger, including the Exchange Ratio, was determined through negotiations between Orthofix and SeaSpine, rather than by any financial advisor, and was approved by the Orthofix Board. The decision to enter into the merger agreement was solely that of the Orthofix Board.

Perella Weinberg acted as financial advisor to the Orthofix Board in connection with, and participated in certain negotiations leading to, the merger. For its services in connection with the merger, Perella Weinberg will receive an aggregate fee, estimated based on the information that is available as of the date of the public announcement of the merger, of approximately $5,600,000, $2,500,000 of which was payable in connection with the delivery of Perella Weinberg’s opinion and the remainder of which is contingent upon consummation of the merger. Orthofix agreed to reimburse Perella Weinberg for its reasonable and documented out-of-pocket expenses, to pay to Perella Weinberg a portion of any break-up fee received in connection with a termination of the merger, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by Orthofix and the rendering of its opinion.

Perella Weinberg has provided investment banking services to Orthofix or its affiliates on matters unrelated to the merger including during the two-year period prior to the date hereof; however, during the two-year period prior to the date hereof, Perella Weinberg has not received compensation for such services. During the two-year period prior to the date hereof, no material investment banking relationship existed between Perella Weinberg or its affiliates, on the one hand, and SeaSpine or any of its affiliates, on the other hand, pursuant to which Perella Weinberg or its affiliates has received or anticipates receiving compensation. However, Perella Weinberg and its affiliates in the future may provide investment banking and other financial services to SeaSpine and/or Orthofix and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of its business activities, Perella Weinberg and its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Orthofix, SeaSpine or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the merger.

Opinion of SeaSpine’s Financial Advisor

On October 10, 2022, Piper Sandler rendered its oral opinion to the SeaSpine Board (which was subsequently confirmed in writing by delivery of Piper Sandler’s written opinion, dated the same date) to the effect that, as of October 10, 2022, and based upon and subject to the various assumptions and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to the holders of SeaSpine common stock.

The full text of the Piper Sandler written opinion dated October 10, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus. The Piper Sandler opinion addresses solely the fairness, from a financial point of view, to holders of SeaSpine common stock of the exchange ratio. Piper Sandler’s opinion was provided to the SeaSpine Board in connection with its consideration of the merger and was not intended to be and does not constitute a recommendation to any SeaSpine stockholder as to how such stockholder should act or vote with respect to the merger or any other matter. Piper Sandler’s opinion was approved for issuance by the Piper Sandler opinion committee.

In connection with rendering the opinion described above and performing its related financial analyses, Piper Sandler, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement labeled “Execution Version”;

•	reviewed and analyzed certain financial and other data with respect to SeaSpine and Orthofix which was publicly available;

•

reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of SeaSpine (including current net operating losses (“NOLs”) available to SeaSpine), as described in the section entitled “Certain Unaudited Prospective Financial Information — Certain SeaSpine Unaudited Prospective Financial Information,” and Orthofix, as described in the section entitled “Certain Unaudited Prospective Financial Information — Certain Orthofix Unaudited Prospective Financial Information,” that were publicly available, as well as those that were furnished to Piper Sandler by SeaSpine and Orthofix, respectively, which included financial forecasts related to the combined company, including the analyses and forecasts of certain cost savings, operating efficiencies, strategic benefits and other synergies expected by managements of SeaSpine and Orthofix to result from the merger, including the ability of the combined company to use such NOLs and the costs expected to realize such synergies (collectively, the “Synergies”);

•

conducted discussions with members of senior management and representatives of SeaSpine and Orthofix concerning the two immediately preceding matters described above, as well as their respective businesses and prospects before and after giving effect to the merger and the Synergies, including discussions with members of senior management of SeaSpine regarding the ability of SeaSpine to finance its current business plan and the options available to SeaSpine regarding such financing;

•	reviewed the current and historical reported prices and trading activity of SeaSpine common stock and Orthofix common stock; and

•	compared the financial performance of SeaSpine and Orthofix with that of certain other publicly-traded companies that Piper Sandler deemed relevant.

In addition, Piper Sandler conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Sandler in connection with the preparation of its fairness opinion and reviewed with the SeaSpine Board at a meeting held on October 10, 2022.

This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Sandler. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Sandler or the SeaSpine Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 7, 2022, and is not necessarily indicative of current market conditions.

Unless the context indicates otherwise, for purposes of the financial analyses described below, Piper Sandler calculated enterprise value (“EV”) for SeaSpine, Orthofix and each selected public company (defined as the relevant company’s common equity value, plus book value of preferred stock, plus fair value of contingent consideration, plus debt, plus capital leases, less cash and cash equivalents, less investments in partnerships, and less short and long term marketable securities (“net debt”), plus, where applicable, book value of non-controlling interests), based on (a) the market value of the relevant company’s diluted common equity, using closing stock prices on October 7, 2022, (b) the relevant company’s net debt as of such company’s most recently reported quarter end, which in each case was as of June 30, 2022, and in the case of Orthofix, adjusted for financial leases, and (c) in the case of SeaSpine and Orthofix, implied per share values for each using diluted shares, calculated using the treasury stock method, of SeaSpine common stock and Orthofix common stock, respectively as of October 7, 2022 (the “SeaSpine Closing Price” and the “Orthofix Closing Price,” respectively). Additionally, “gross profit” in the case of SeaSpine was adjusted to exclude technology amortization, non-cash stock based compensation expense and purchase accounting fair market value charges. Further, historical and projected financial data used in the analyses below were not adjusted to reflect any potential accounting adjustments to conform SeaSpine and Orthofix accounting policies.

For purposes of certain analyses below, the term “Implied Per-Share Merger Consideration” refers to the implied per share value of the merger consideration of $7.64, based on the exchange ratio of 0.4163 shares of Orthofix common stock per share of SeaSpine common stock and the Orthofix Closing Price.

Selected Public Companies Analysis

Selected Public Companies Analysis - SeaSpine Standalone

Piper Sandler reviewed, among other things, historical financial information for SeaSpine for the last twelve-months for which financial information was publicly available (“LTM”), which was as of June 30, 2022, as well as projected financial data for SeaSpine prepared by SeaSpine’s management for the years ending December 31, 2022 (“2022E”) and December 31, 2023 (“2023E”), see the section entitled “— Certain Unaudited Prospective Financial Information,” and compared such data to corresponding historical financial information and Wall Street consensus research estimates (“Consensus Estimates”) for selected public companies. Such selected public companies included those that Piper Sandler considered to be (i) orthopedic medical technology companies based in the U.S. with (a) LTM revenue less than $2 billion and (b) projected revenue growth in 2022 and 2023 less than 30% (the “Select Orthopedic Companies”), (ii) spine implant companies based in the U.S. (the “Spine Implant Companies”), and (iii) medical technology companies with (a) LTM revenue less than $750 million, (b) projected revenue growth in 2022 and 2023 between 10% and 25% and (c) LTM EBITDA (which is defined as earnings before interest, tax, depreciation and amortization) margin less than 0% (the “Growth Med Tech with Losses Companies”).

Piper Sandler selected the following Select Orthopedic Companies:

•	Anika Therapeutics, Inc.

•	Bioventus Inc.(1)

•	ConforMIS, Inc.

•	CONMED Corporation(2)

•	Enovis Corporation

•	Globus Medical, Inc.

•	NuVasive, Inc.

•	Paragon 28, Inc.

•	SI-Bone, Inc.

•	Surgalign Holdings, Inc.

•	Xtant Medical Holdings, Inc.(3)

•	ZimVie Inc.

Piper Sandler selected the following Spine Implant Companies:

•	Alphatec Holding, Inc.

•	Globus Medical, Inc.

•	NuVasive, Inc.

•	SI-Bone, Inc.

•	Surgalign Holdings, Inc.

•	Xtant Medical Holdings, Inc.

Piper Sandler selected the following Growth Med Tech with Losses Companies:

•	Apollo Endosurgery, Inc.

•	Apyx Medical Corporation

•	AtriCure, Inc.

•	Cerus Corporation

•	KORU Medical Systems, Inc.

•	Neuronetics, Inc.

•	Paragon 28, Inc.

•	SI-Bone, Inc.

•	Sientra, Inc.

(1)	Analyses use of EV reflects pro forma acquisition of CartiHeal Ltd.
(2)	Analyses use of EV reflects pro forma acquisition of Biorez, Inc.
(3)

Consensus Estimates for Xtant Medical Holdings do not exist because of lack of research coverage; 2022E and 2023E gross profit was calculated using the company’s year-to-date (“YTD”) gross margin; analyses performed pro forma for the private placement that closed in August 2022.

For these selected public companies analyses, Piper Sandler compared, among other things, the implied EV/revenue and EV/gross profit multiples for each of LTM, 2022E and 2023E for SeaSpine, based on each of the SeaSpine Closing Price and the Implied Per-Share Merger Consideration, to the corresponding multiple for the selected public companies. The projected 2022E and 2023E revenue and gross profit financial information for (i) SeaSpine was based on estimates provided to Piper Sandler by SeaSpine’s management and (ii) the selected public companies was based on Consensus Estimates publicly available as of October 7, 2022.

The analyses indicated the following implied multiples:

Select Orthopedic Companies:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Maximum	8.1x	7.4x	6.2x	9.8x	9.1x	7.7x
75th Percentile	4.4x	4.0x	3.4x	6.1x	5.7x	4.9x
Mean	3.0x	2.8x	2.5x	4.2x	3.9x	3.5x
Median	2.4x	2.2x	2.0x	3.4x	3.0x	2.7x
25th Percentile	1.4x	1.4x	1.3x	2.6x	2.5x	2.3x
Minimum	0.5x	0.5x	0.4x	0.8x	0.7x	0.6x

Spine Implant Companies:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Maximum	5.3x	5.0x	4.6x	7.4x	6.8x	6.1x
75th Percentile	5.2x	4.6x	3.8x	6.9x	6.1x	4.9x
Mean	3.2x	3.0x	2.6x	4.5x	4.1x	3.5x
Median	3.6x	3.3x	2.8x	4.7x	4.3x	3.7x
25th Percentile	1.5x	1.5x	1.4x	2.5x	2.3x	2.3x
Minimum	0.5x	0.5x	0.4x	0.8x	0.7x	0.6x

Growth Med Tech with Losses Companies:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Maximum	8.1x	7.4x	6.2x	9.8x	9.1x	7.7x
75th Percentile	5.3x	4.7x	3.9x	7.6x	6.9x	5.9x
Mean	3.9x	3.6x	3.1x	5.7x	5.3x	4.4x
Median	4.0x	3.7x	3.2x	6.1x	5.8x	4.7x
25th Percentile	2.6x	2.5x	2.0x	3.8x	3.7x	2.9x
Minimum	0.9x	0.9x	0.7x	1.2x	1.2x	0.9x

SeaSpine:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
SeaSpine at the SeaSpine Closing Price ($5.51)	0.8x	0.7x	0.6x	1.3x	1.1x	0.9x
SeaSpine at the Implied Per-Share Merger Consideration ($7.64)	1.2x	1.1x	1.0x	1.9x	1.7x	1.4x

Based on these analyses, Piper Sandler noted that, based on (i) the SeaSpine Closing Price, each EV/revenue and EV/gross profit multiple was above the minimum multiple for each analysis, but below the 25th percentile multiples, except that, with respect to the Growth Med Tech with Losses Companies, (a) each EV/revenue multiple was below the minimum multiple for each respective period, and (b) the EV/gross profit multiples for 2022E and 2023E were below or equal to the respective minimum multiple, and (ii) the Implied Per-Share Merger Consideration, each EV/revenue and EV/gross profit multiple was above the minimum multiple for each analysis, but below the 25th percentile multiple for each analysis.

Piper Sandler then applied such multiples to SeaSpine’s LTM, 2022E and 2023E revenue and LTM, 2022E and 2023E gross profit in order to derive implied enterprise values for SeaSpine, after which Piper Sandler derived implied per share values using the balance sheet data and diluted share information described above. Piper Sandler observed that based on the mean and median and the 25th and 75th percentiles, respectively, for each analysis, the reference ranges of implied per share values for SeaSpine common stock, as compared to the Implied Per-Share Merger Consideration, were as follows:

Select Orthopedic Companies:

	Implied Per Share Value of SeaSpine Common Stock (Mean/Median)	Implied Per Share Value of SeaSpine Common Stock (25th/75th Percentile)
EV / LTM Revenue	$13.60 — $16.60	$8.62 — $23.24
EV / 2022E Revenue	$14.06 — $17.44	$9.40 — $23.81
EV / 2023E Revenue	$14.56 — $17.75	$10.22 — $23.61
EV / LTM Gross Profit	$12.49 — $15.34	$9.93 — $21.30
EV / 2022E Gross Profit	$12.75 — $16.07	$10.60 — $22.23
EV / 2023E Gross Profit	$13.65 — $17.16	$11.90 — $23.20

Spine Implant Companies:

	Implied Per Share Value of SeaSpine Common Stock (Mean/Median)	Implied Per Share Value of SeaSpine Common Stock (25th/75th Percentile)
EV / LTM Revenue	$17.81 — $19.45	$8.89 — $26.95
EV / 2022E Revenue	$18.53 — $20.13	$9.70 — $27.19
EV / 2023E Revenue	$18.66 — $20.07	$10.63 — $25.93
EV / LTM Gross Profit	$16.14 — $16.94	$9.43 — $23.53
EV / 2022E Gross Profit	$16.65 — $17.49	$10.14 — $23.72
EV / 2023E Gross Profit	$17.44 — $18.20	$11.65 — $23.34

Growth Med Tech with Losses Companies:

	Implied Per Share Value of SeaSpine Common Stock (Mean/Median)	Implied Per Share Value of SeaSpine Common Stock (25th/75th Percentile)
EV / LTM Revenue	$20.98 — $21.61	$14.53 — $27.58
EV / 2022E Revenue	$21.86 — $22.50	$15.65 — $27.76
EV / 2023E Revenue	$21.41 — $22.18	$14.61 — $26.48
EV / LTM Gross Profit	$20.07 — $21.23	$13.80 — $25.63
EV / 2022E Gross Profit	$20.92 — $22.63	$15.20 — $26.60
EV / 2023E Gross Profit	$21.14 — $22.48	$14.77 — $27.63

SeaSpine:

Implied Per-Share Merger Consideration	$7.64

Selected Public Companies Analysis - Orthofix Standalone

Piper Sandler reviewed, among other things, historical LTM financial information for Orthofix, as well as projected financial data for Orthofix prepared by Orthofix’s management for 2022E and 2023E, and compared such data to corresponding historical financial information and Consensus Estimates for selected public companies. Such selected public companies included (i) the Select Orthopedic Companies, (ii) those that Piper Sandler considered to be orthopedic companies based in the U.S. with (a) LTM revenue less than $5 billion and (b) LTM EBITDA margin greater than 0% (the “Profitable Orthopedic Companies”) and (iii) those that Piper Sandler considered to be medical technology companies with (a) LTM revenue less than $2 billion, (b) projected revenue growth in 2022 and 2023 less than 10%, (c) LTM gross margin greater than 50% and (d) LTM EBTIDA margin between 0% and 25% (the “Low Growth and Profitable Med Tech Companies”).

Piper Sandler selected the following Profitable Orthopedic Companies:

•	Bioventus Inc.(1)

•	CONMED Corporation(2)

•	Enovis Corporation

•	Globus Medical, Inc.

•	NuVasive, Inc.

•	ZimVie Inc.

Piper Sandler selected the following Low Growth and Profitable Med Tech Companies:

•	AngioDynamics, Inc.

•	CONMED Corporation(2)

•	LivaNova PLC

•	NuVasive, Inc.

•	Organogenesis Holdings Inc.

•	ZimVie Inc.

(1)	Analyses use of EV reflects pro forma acquisition of CartiHeal Ltd.
(2)	Analyses use of EV reflects pro forma acquisition of Biorez, Inc.

For these selected public companies analyses, Piper Sandler compared, among other things, the implied EV/revenue and EV/gross profit multiples for each of LTM, 2022E and 2023E for Orthofix, based on the Orthofix Closing Price, to the corresponding multiple for the selected public companies. The projected 2022E and 2023E revenue and gross profit financial information for (i) Orthofix was based on estimates provided to Piper Sandler by Orthofix’s management and (ii) the selected public companies was based on Consensus Estimates publicly available as of October 7, 2022.

The analysis indicated the following implied multiples:

Select Orthopedic Companies:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Maximum	8.1x	7.4x	6.2x	9.8x	9.1x	7.7x
75th Percentile	4.4x	4.0x	3.4x	6.1x	5.7x	4.9x
Mean	3.0x	2.8x	2.5x	4.2x	3.9x	3.5x
Median	2.4x	2.2x	2.0x	3.4x	3.0x	2.7x
25th Percentile	1.4x	1.4x	1.3x	2.6x	2.5x	2.3x
Minimum	0.5x	0.5x	0.4x	0.8x	0.7x	0.6x

Profitable Orthopedic Companies:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Maximum	5.3x	5.0x	4.6x	7.1x	6.8x	6.1x
75th Percentile	3.2x	3.0x	2.8x	5.5x	5.2x	4.7x
Mean	2.7x	2.5x	2.3x	4.1x	3.8x	3.5x
Median	2.4x	2.3x	2.1x	3.5x	3.0x	2.8x
25th Percentile	1.9x	1.8x	1.6x	3.1x	2.9x	2.6x
Minimum	0.7x	0.7x	0.7x	1.1x	1.1x	1.1x

Low Growth and Profitable Med Tech Companies:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Maximum	3.5x	3.2x	3.0x	6.2x	5.9x	5.3x
75th Percentile	2.6x	2.6x	2.5x	3.8x	3.9x	3.6x
Mean	2.0x	2.0x	1.8x	3.3x	3.2x	2.9x
Median	2.2x	2.1x	2.0x	3.6x	3.4x	3.1x
25th Percentile	1.2x	1.2x	1.1x	1.8x	1.7x	1.6x
Minimum	0.7x	0.7x	0.7x	1.1x	1.1x	1.1x

Orthofix:

	EV / Revenue			EV / Gross Profit
	LTM	2022E	2023E	LTM	2022E	2023E
Orthofix at the Orthofix Closing Price ($18.34)	0.8x	0.7x	0.7x	1.0x	1.0x	0.9x

Based on these analyses, Piper Sandler noted that based on the Orthofix Closing Price, (i) each EV/revenue and EV/gross profit multiple was below the 25th percentile multiple for each analysis, (ii) each EV/revenue and EV/gross profit multiple was above the minimum multiple for the respective period for the Select Orthopedic Companies, and (iii) each EV/revenue multiple was above or equal to the minimum multiple for the respective period for each of the Profitable Orthopedic Companies and the Low Growth and Profitable Med Tech Companies, but each EV/gross profit multiple was below the minimum for the respective period for the Profitable Orthopedic Companies and the Low Growth and Profitable Med Tech Companies.

Piper Sandler then applied such multiples to Orthofix’s LTM, 2022E and 2023E revenue and LTM, 2022E and 2023E gross profit in order to derive implied enterprise values for Orthofix, after which Piper Sandler derived implied per share values using the balance sheet data and diluted share information described above. Piper Sandler observed that based on the mean and median and the 25th and 75th percentiles, respectively, for each analysis, the reference ranges of implied per share values for Orthofix common stock, as compared to the Orthofix Closing Price, were as follows:

Select Orthopedic Companies:

	Implied Per Share Value of Orthofix Common Stock (Mean/Median)	Implied Per Share Value of Orthofix Common Stock (25th/75th Percentile)
EV / LTM Revenue	$52.67 — $64.91	$32.72 — $93.27
EV / 2022E Revenue	$49.85 — $62.51	$32.82 — $87.28
EV / 2023E Revenue	$48.70 — $60.04	$33.76 — $81.42
EV / LTM Gross Profit	$55.63 — $68.90	$43.87 — $98.30
EV / 2022E Gross Profit	$51.76 — $65.91	$42.80 — $93.57
EV / 2023E Gross Profit	$50.85 — $64.64	$44.11 — $89.40

Profitable Orthopedic Companies:

	Implied Per Share Value of Orthofix Common Stock (Mean/Median)	Implied Per Share Value of Orthofix Common Stock (25th/75th Percentile)
EV / LTM Revenue	$53.30 — $58.25	$41.72 — $69.45
EV / 2022E Revenue	$50.93 — $56.72	$40.91 — $66.88
EV / 2023E Revenue	$50.80 — $56.54	$40.96 — $66.39
EV / LTM Gross Profit	$57.46 — $66.63	$52.06 — $89.03
EV / 2022E Gross Profit	$51.91 — $63.78	$49.30 — $85.98
EV / 2023E Gross Profit	$53.12 — $64.38	$49.57 — $86.19

Low Growth and Profitable Med Tech Companies:

	Implied Per Share Value of Orthofix Common Stock (Mean/Median)	Implied Per Share Value of Orthofix Common Stock (25th/75th Percentile)
EV / LTM Revenue	$45.21 — $48.61	$27.56 — $57.49
EV / 2022E Revenue	$45.07 — $48.21	$27.40 — $58.68
EV / 2023E Revenue	$45.49 — $48.66	$27.44 — $59.85
EV / LTM Gross Profit	$53.98 — $59.11	$30.34 — $62.59
EV / 2022E Gross Profit	$53.81 — $58.01	$29.69 — $64.91
EV / 2023E Gross Profit	$54.74 — $58.72	$31.18 — $66.45

Orthofix:

Orthofix Closing Price	$18.34

Exchange Ratio Reference Ranges. Based on the per share value reference ranges for SeaSpine common stock and Orthofix common stock implied by each of (i) the Select Orthopedic Companies selected public companies analyses described above and (ii) the average of (a) each of the selected public companies analyses performed for SeaSpine on a standalone basis and (b) each of the selected public companies analyses performed for Orthofix on a standalone basis, each as described above, Piper Sandler then compared (a) the lower of the mean or median values implied by each of the LTM, 2022E and 2023E revenue analyses and LTM, 2022E and 2023E gross profit analyses for SeaSpine to the higher of the mean or median values implied by such respective reference ranges for Orthofix and the higher of the mean or median values implied by such reference ranges for SeaSpine to the lower of the mean or median values implied by such respective reference ranges of Orthofix, and (b) the 25th percentile implied values for each of the LTM, 2022E and 2023E revenue analyses and LTM, 2022E and 2023E gross profit analyses for SeaSpine to the 75th percentile implied values for such respective reference ranges for Orthofix and the 75th percentile implied values for such reference ranges for SeaSpine to the 25th percentile implied values for such respective reference ranges of Orthofix.

This analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio:

Select Orthopedic Companies:

	Implied Exchange Ratio Reference Range (Mean/Median)	Implied Exchange Ratio Reference Range (25th/75th Percentile)
LTM Revenue	0.2095x — 0.3151x	0.0924x—0.7101x
2022E Revenue	0.2250x — 0.3497x	0.1077x—0.7254x
2023E Revenue	0.2425x — 0.3646x	0.1255x—0.6992x
LTM Gross Profit	0.1813x — 0.2757x	0.1011x—0.4855x
2022E Gross Profit	0.1934x — 0.3104x	0.1133x—0.5194x
2023E Gross Profit	0.2112x — 0.3374x	0.1331x—0.5260x
Exchange Ratio		0.4163x

Average of all selected public companies analyses:

	Implied Exchange Ratio Reference Range (Mean/Median)	Implied Exchange Ratio Reference Range (25th/75th Percentile)
LTM Revenue	0.3057x — 0.3816x	0.1457x—0.7619x
2022E Revenue	0.3259x — 0.4121x	0.1638x—0.7782x
2023E Revenue	0.3312x — 0.4141x	0.1711x—0.7437x
LTM Gross Profit	0.2511x — 0.3206x	0.1328x—0.5569x
2022E Gross Profit	0.2691x — 0.3571x	0.1474x—0.5947x
2023E Gross Profit	0.2790x — 0.3647x	0.1584x—0.5931x
Exchange Ratio		0.4163x

Contribution Analysis

Piper Sandler calculated a range of theoretical relative equity values for each of SeaSpine and Orthofix by comparing their respective revenue and gross profit contributions to the combined company from 2022 through 2024. For this contribution analysis, Piper Sandler excluded the impact of Synergies on the combined company and adjusted for net cash at each of SeaSpine and Orthofix as of June 30, 2022, so as to review the relative valuations on an equity value basis. This analysis indicated the following theoretical (i) relative equity value percentages in the combined company attributable to each of SeaSpine and Orthofix equity holders, (ii) the implied per share value of SeaSpine common stock, assuming a fixed per share value of Orthofix common stock at the Orthofix Closing Price, and (iii) corresponding implied exchange ratios:

	Revenue			Gross Profit
	2022	2023	2024	2022	2023	2024
SeaSpine	35.6%	36.8%	38.8%	32.8%	34.6%	36.8%
Orthofix	64.4%	63.2%	61.2%	67.2%	65.4%	63.2%
Orthofix Closing Price	$18.34	$18.34	$18.34	$18.34	$18.34	$18.34
SeaSpine Implied Value Per Share	$5.48	$5.79	$6.29	$4.84	$5.24	$5.77
Implied Exchange Ratio	0.2990x	0.3154x	0.3428x	0.2639x	0.2857x	0.3147x

Exchange Ratio Reference Ranges. Based on such implied per share value reference ranges for SeaSpine common stock, Piper Sandler then compared the low end and high end of each implied per share value reference range to the Orthofix Closing Price. This analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range
Revenue	0.2990x — 0.3428x
Gross Profit	0.2639x — 0.3147x
Exchange Ratio	0.4163x

Discounted Cash Flows Analysis

SeaSpine Standalone. Using a discounted cash flows analysis, Piper Sandler calculated an estimated range of theoretical enterprise values for SeaSpine based on the net present value of (i) projected unlevered after-tax free cash flows from July 1, 2022 to December 31, 2031 (which reflected estimated NOL generation and usage over such period), discounted back to June 30, 2022, and (ii) a projected terminal value at December 31, 2031, calculated using a range of perpetuity growth rates ranging from 3.5% to 5.0%, discounted back to June 30, 2022. The after-tax free cash flows for each year were calculated based on estimates provided to Piper Sandler by SeaSpine’s management, see the section entitled “— Certain Unaudited Prospective Financial Information.” For this standalone discounted cash flow analysis, Piper Sander assumed that SeaSpine will raise additional capital of $80 million through one or more equity offerings during 2022 and/or 2023 at an assumed price of $5.51 per share, the SeaSpine Closing Price in order to finance the business plan set forth in such estimates. Piper Sandler calculated the range of net present values for unlevered free cash flows for such periods, as well as the terminal value, based on a range of discount rates ranging from 10.5% to 12.5%, based on its estimation of SeaSpine’s weighted average cost of capital (“WACC”), using the capital asset pricing model (“CAPM”), together with a size premium in order to derive a range of implied enterprise values for SeaSpine. Piper Sandler then derived a range of implied per share values for SeaSpine common stock using balance sheet data and diluted share information described above, which reference range was $2.93-$6.52, as compared to the Implied Per-Share Merger Consideration of $7.64.

Orthofix Standalone. Using a discounted cash flows analysis, Piper Sandler calculated an estimated range of theoretical enterprise values for Orthofix based on the net present value of (i) projected unlevered after-tax free cash flows from July 1, 2022 to December 31, 2031 (which reflected estimated NOL generation and usage over such period), discounted back to June 30, 2022, and (ii) a projected terminal value at December 31, 2031, calculated using a range of perpetuity growth rates ranging from 2.0% to 3.5%, discounted back to June 30, 2022. The after-tax free cash flows for each year were calculated based on estimates provided to Piper Sandler by Orthofix’s management, see the section entitled “— Certain Unaudited Prospective Financial Information.” Piper Sandler calculated the range of net present values for unlevered free cash flows for such periods, as well as the terminal value, based on a range of discount rates ranging from 9.2% to 11.2%, based on its estimation of Orthofix’s WACC, using CAPM, together with a size premium in order to derive a range of implied enterprise values for Orthofix. Piper Sandler then derived a range of implied per share values for Orthofix common stock using balance sheet data and diluted share information described above, which reference range was $18.15-$30.17, as compared to the Orthofix Closing Price of $18.34.

Exchange Ratio Reference Range. Based on the per share value reference ranges for SeaSpine common stock and Orthofix common stock implied by the discounted cash flow analyses described above, Piper Sandler then compared the low end of the implied per share value reference range for SeaSpine to the high end of such reference range for Orthofix and the high end of such reference range for SeaSpine to the low end of such reference range for Orthofix. This analysis indicated the following implied exchange ratio reference range, as compared to the exchange ratio:

Implied Exchange Ratio Reference Range	Exchange Ratio
0.0971x — 0.3595x	0.4163x

Has/Gets Analysis. Piper Sandler also performed a discounted cash flow analysis with respect to the combined company, taking into account the impact of the Synergies on the combined company, in order to assess the potential value creation for holders of SeaSpine common stock based on their pro forma ownership of the combined company as compared to their 100% ownership in SeaSpine as a standalone company. Piper Sandler calculated an estimated range of theoretical enterprise values for the combined company based on the net present value of (i) projected unlevered after-tax free cash flows from July 1, 2022 to December 31, 2031 and (ii) a projected terminal value at December 31, 2031, calculated using a range of perpetuity growth rates ranging from 2.65% to 4.15% (reflecting a blend of each of SeaSpine’s and Orthofix’s perpetuity growth rates described above, weighted based on the pro forma ownership), discounted back to June 30, 2022. The after-tax free cash flows for each year were calculated based on estimates provided to Piper Sandler by the managements of SeaSpine and Orthofix, respectively, and are described in the section entitled “— Certain Unaudited Prospective Financial Information,” as well as the Synergies provided to Piper Sandler by the managements of SeaSpine and Orthofix. Piper Sandler calculated the range of net present values for unlevered free cash flows for such periods, as well as the terminal value, based on a range of discount rates ranging from 8.7% to 10.7%, which reflected the estimated WACC of the combined company using CAPM (based on the estimated cost of equity for each company on a standalone basis, which included the impact of estimated section 382 of the Code limitations on the use of combined company NOL usage, weighted based on pro forma ownership) and a size premium. Piper Sandler then derived a range of implied per share values in the combined company for holders of SeaSpine common stock using estimated net debt of each of SeaSpine and Orthofix described above and diluted share information for the combined company based on the diluted share information for each of SeaSpine and Orthofix described above (but not assuming any additional capital raise by SeaSpine), and in the case of SeaSpine, as adjusted for the exchange ratio, which reference range was $11.24-$20.66, as compared to the range of implied per share values for SeaSpine common stock on a standalone basis of $2.93-$6.52, under the SeaSpine standalone discounted cash flow analysis described above.

Other Information

Piper Sandler also noted for the SeaSpine Board the following additional information that was not relied upon in rendering its opinion, but was provided for informational purposes.

•

Historical Trading Analysis—SeaSpine. Piper Sandler reviewed, among other things, the historical closing prices and trading volumes for SeaSpine common stock over the one-year period ended October 7, 2022 (the “1-Year Period”), which reflected low and high closing prices during such period ranging from $5.51 to $16.31 per share, as compared to the Implied Per-Share Merger Consideration of $7.64.

•

Historical Trading Analysis—Orthofix. Piper Sandler reviewed, among other things, the historical closing prices and trading volumes for Orthofix common stock over the 1-Year Period, which reflected low and high closing prices during such period ranging from $18.34 to $38.52 per share, as compared to the Orthofix Closing Price of $18.34.

•	Historical Stock Price Performance. Piper Sandler reviewed the historical closing prices for SeaSpine common stock, Orthofix common stock and the S&P 500 stock market index (the “S&P 500”) for certain historical periods, including the 1-Year Period and the two-year period ended October 7, 2022 (the “2-Year Period”). Piper Sandler noted that during the 1-Year Period and 2-Year Period (i) SeaSpine exhibited a price decline of 65% and 66%, respectively, (ii) Orthofix exhibited a price decline of 52% and 45%, respectively, and (iii) the S&P 500 exhibited a price decline of 17% and price increase of 6%, respectively.

•

Historical Trading Analysis—Exchange Ratio. Piper Sandler also reviewed the exchange ratio (calculated as the closing price of Orthofix common stock divided by the closing price of SeaSpine common stock on a certain date), for certain historical periods, which reflected (i) a 2-Year Period high of 0.5389x, (ii) a 2-Year Period low of 0.2278x, (iii) a 2-Year Period average of 0.3909x, (iv) a 1-Year Period high of 0.4995x, (v) a 1-Year Period low of 0.2278x and (vi) a 1-Year Period average of 0.3475x, (vii) a volume weighted average price (“VWAP”) for the YTD period beginning January 3, 2022, the ninety-day period, the sixty-day period and the thirty day period each ending October 7, 2022 of 0.3040x, 0.2931x, 0.3026x and 0.3125x, respectively, as compared to (viii) the exchange ratio on October 7, 2022 of 0.3004x and (x) the exchange ratio of 0.4163x.

•

Revenue Dollar Growth Contribution Analysis. Piper Sander also calculated a range of theoretical relative equity values for each of SeaSpine and Orthofix by comparing their respective revenue dollar growth contributions to the combined company from 2022 through 2024, calculated as the increase in revenue for the respective company over the preceding year. This contribution analysis was otherwise conducted as described above under “— Financial Analyses — Contribution Analysis,” and indicated theoretical relative equity value percentages in the combined company attributable to each of SeaSpine and Orthofix equity holders for (i) 2022 of 78.2% and 21.8%, respectively, (ii) 2023 of 48.4% and 51.6%, respectively, and (iii) 2024 of 53.4% and 46.6%, respectively.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Sandler and reviewed with the SeaSpine Board. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Piper Sandler believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Sandler opinion. In arriving at its opinion, Piper Sandler considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Sandler made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Sandler’s view of the actual value of SeaSpine, Orthofix or the combined company.

None of the selected companies used in the analyses above is directly comparable to SeaSpine or Orthofix. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading values of such companies.

Piper Sandler performed its analyses for purposes of providing its opinion to the SeaSpine Board. Certain of the analyses performed by Piper Sandler were based upon financial projections of future results furnished to Piper Sandler by the managements of SeaSpine and Orthofix, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These financial projections are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Sandler does not assume responsibility if future results are materially different from projected financial results.

Piper Sandler’s opinion was one of many factors taken into consideration by the SeaSpine Board in making the determination to approve the merger agreement. While Piper Sandler provided advice to the SeaSpine Board during SeaSpine’s negotiations with Orthofix, Piper Sandler did not recommend any specific amount or type of consideration.

Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of SeaSpine and Orthofix that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Sandler assumed, with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by Piper Sandler, that such information was reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of the management of SeaSpine and Orthofix as to the expected future results of operations and financial condition of SeaSpine and Orthofix, respectively, and the combined company to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate. Piper Sandler expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. Piper Sandler further assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Piper Sandler relied, with consent of the SeaSpine Board, on advice of the outside counsel and the independent accountants to SeaSpine, and on the assumptions of the management of SeaSpine, as to all accounting, legal, tax and financial reporting matters with respect to SeaSpine, Orthofix and the merger agreement.

In arriving at its opinion, Piper Sandler assumed that the executed merger agreement would be in all material respects identical to the last draft reviewed by Piper Sandler. Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto, and (iv) all conditions to the consummation of the merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the merger would be obtained in a manner that would not adversely affect SeaSpine, Orthofix or the contemplated benefits of the merger.

In arriving at its opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of SeaSpine or Orthofix, and Piper Sandler was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of SeaSpine or Orthofix under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler in connection with its opinion were going concern analyses. Piper Sandler expressed no opinion regarding the liquidation value of SeaSpine, Orthofix or any other entity. Without limiting the generality of the foregoing, Piper Sandler undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which SeaSpine, Orthofix or any of their affiliates is a party or may be subject, and at the direction of SeaSpine and with its consent, Piper Sandler’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed that neither SeaSpine nor Orthofix was party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger.

Piper Sandler’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion; events occurring after the date of Piper Sandler’s opinion could materially affect the assumptions used in preparing its opinion. Piper Sandler expressed no opinion as to the price at which shares of SeaSpine common stock or Orthofix common stock may trade following announcement of the merger or at any future time. Piper Sandler did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

Piper Sandler’s opinion addressed solely the fairness, from a financial point of view, to holders of SeaSpine common stock of the exchange ratio set forth in the merger agreement and did not address any other terms or agreement relating to the merger or any other terms of the merger agreement. Piper Sandler was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to SeaSpine or any other terms contemplated by the merger agreement or the fairness of the merger to any other class of securities, creditor or other constituency of SeaSpine. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the merger consideration to be received by holders of SeaSpine common stock in the merger or with respect to the fairness of any such compensation.

Information about Piper Sandler

As a part of its investment banking business, Piper Sandler is regularly engaged in the valuation of businesses in the medical manufacturing, medical technology and other industries and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The SeaSpine Board selected Piper Sandler to be its financial advisor and render its fairness opinion in connection with the merger on the basis of such experience and its familiarity with SeaSpine.

Piper Sandler acted as exclusive financial advisor to SeaSpine in connection with the merger and will receive an aggregate fee, estimated based on the information that is available as of the date of the public announcement of the merger, of approximately $4.3 million, $1 million of such fee which was payable to Piper Sandler for rendering its fairness opinion and is creditable against the total fee. The opinion fee was not contingent upon the consummation of the merger or the conclusions reached in Piper Sandler’s opinion. SeaSpine has also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with its services. Piper Sandler previously provided financial advisory and financing services to SeaSpine in connection with acting as SeaSpine’s joint bookrunner in connection with the SeaSpine common stock offering in April 2021, for which Piper Sandler received a fee of approximately $2.1 million. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of SeaSpine and Orthofix for their own account or the account of their customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to SeaSpine, Orthofix or entities that are affiliated with SeaSpine or Orthofix, for which Piper Sandler would expect to receive compensation.

Certain Unaudited Prospective Financial Information

Certain Orthofix Unaudited Prospective Financial Information

Orthofix does not publicly disclose long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty and subjectivity of the underlying assumptions and estimates. As a result, Orthofix does not endorse the unaudited prospective financial information as a reliable indication of future results.

Orthofix is including the limited unaudited prospective financial information in this joint proxy statement/prospectus solely because it was among the financial information made available to the Orthofix Board, Perella

Weinberg, SeaSpine and Piper Sandler in connection with their evaluation of the merger. In addition, the Orthofix Board directed Perella Weinberg to use this information in connection with rendering its fairness opinion to the Orthofix Board and performing its related financial analysis, as described above under the heading “Opinion of Orthofix’s Financial Advisor” in this joint proxy statement/prospectus. The unaudited prospective financial data presented below includes projections prepared by Orthofix management for internal planning purposes. Orthofix’s internally prepared unaudited prospective financial information was based on estimates and assumptions made by management as of the date it was prepared and does not take into account any circumstances or events occurring after the date it was prepared. Orthofix reviews and updates its internal projections regularly. Except to the extent required by applicable law, Orthofix has no obligation to update prospective financial data included in this joint proxy statement/prospectus and, except as provided below, has not done so and does not intend to do so.

The inclusion of this information should not be regarded as an indication that any of Orthofix, Perella Weinberg, SeaSpine or Piper Sandler or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated.

Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Orthofix and SeaSpine stockholders are urged to review the SEC filings of Orthofix for a description of risk factors with respect to the business of Orthofix. See “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 42 and 192, respectively, of this joint proxy statement/prospectus. The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The independent registered public accounting firm of Orthofix has not audited, reviewed, compiled or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, the independent registered public accounting firm of Orthofix does not express an opinion or provide any form of assurance with respect thereto for the purpose of this joint proxy statement/prospectus. The report of the independent registered public accounting firm of Orthofix contained in the Annual Report of Orthofix on Form 10-K for the year ended December 31, 2021, which is incorporated by reference into this joint proxy statement/prospectus, relates to the historical financial information of Orthofix. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The unaudited prospective financial information does not give effect to the merger.

The following table presents selected unaudited prospective financial data.

	Fiscal Year Ending December 31,
	2H 2022 F	2023 F	2024 F	2025 F	2026 F	2027 F	2028 F	2029 F	2030 F	2031 F
	(in millions)
Total Revenue	$250	$514	$562	$620	$672	$723	$773	$818	$882	$945
Adjusted Gross Profit (1)	$192	$397	$435	$481	$522	$562	$600	$635	$679	$719
Adjusted EBITDA (2)	$31	$69	$78	$93	$105	$118	$132	$145	$161	$176
Free Cash Flow (3)	($17)	($9)	($4)	$9	$22	$26	$39	$44	$36	$63

(1)

Non-GAAP measure. For this purpose, adjusted gross profit is calculated by adding back to gross profit certain charges associated with strategic investments and certain other items that affect the comparability and trend of Orthofix’s gross profit results.

(2)

Non-GAAP measure. For this purpose, EBITDA is calculated by adding back to net income charges for net interest expense, income taxes and depreciation and amortization expenses. The adjusted EBITDA forecast excludes non-cash share-based compensation expense, gains and/or losses related to foreign currency transactions, costs associated with strategic investments, adjustments in fair value of contingent consideration arrangements related to previous business combinations, costs attributable to establish initial compliance with the European Union Medical Device Regulation, and certain other items that affect the comparability and trend of Orthofix’s operating results.
(3)	Non-GAAP measure. For this purpose, free cash flow is calculated by subtracting capital expenditures from net cash from operating activities.

Although presented with numerical specificity, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by the management of Orthofix. At the time the unaudited prospective financial information was prepared, Orthofix’s management believed such assumptions and estimates were reasonable. In preparing the foregoing unaudited projected financial information, Orthofix made assumptions regarding, among other things, pricing and volume of products sold, production costs, interest rates, corporate financing activities, including amount and timing of the issuance of debt, the timing and amount of common stock issuances, the effective tax rate, the amount of general and administrative costs and Orthofix’s anticipated acquisition or disposition activities.

No assurances can be given that the assumptions made in preparing the above unaudited prospective financial information will accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions which may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 33 and 42, respectively, of this joint proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Orthofix and/or SeaSpine and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

Orthofix and SeaSpine stockholders are urged to review Orthofix’s most recent SEC filings for a description of Orthofix’s reported and anticipated results of operations and financial condition and capital resources during 2022, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Orthofix’s Annual Report on Form 10-K for the year ended December  31, 2021 and Quarterly Reports on Form 10-Q for the quarters ending March 31, 2022, June  30, 2022 and September 30, 2022, each of which is incorporated by reference into this joint proxy statement/prospectus.

Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. No representation is made by Orthofix, SeaSpine or any other person to any Orthofix or SeaSpine stockholders regarding the ultimate performance of Orthofix compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this joint proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and such information should not be relied on as such.

Orthofix does not intend to update or otherwise revise the above unaudited prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such prospective financial information are no longer appropriate, except as may be required by law.

Certain SeaSpine Unaudited Prospective Financial Information

Other than with respect to full-year revenue, adjusted gross margin and adjusted EBITDA for the current year, SeaSpine does not, as a matter of course, publicly disclose any additional information on forecasts or projections as to future performance, including earnings or other results, due to the inability to reasonably predict the underlying assumptions, estimates and projections. However, SeaSpine’s management regularly prepares internal financial forecasts regarding its future operations. Based on SeaSpine’s strategic planning process completed in December 2021, SeaSpine’s management prepared and provided to the SeaSpine Board and Piper Sandler updated forward-looking financial information for the years 2022 through 2024, and also provided extended projections for the years 2025 through 2031 based upon the internal projections developed by SeaSpine management. These projections include prospective financial information for SeaSpine on a standalone basis (the “SeaSpine Projections”). The SeaSpine Projections were provided to, and considered by, the SeaSpine Board in connection with its evaluation of the proposed strategic transaction with Orthofix and Merger Sub in comparison to SeaSpine’s other strategic alternatives, and the SeaSpine Board directed Piper Sandler to use the SeaSpine Projections in connection with rendering its fairness opinion to the SeaSpine Board and performing its related financial analysis, as described above under the heading “Opinion of SeaSpine’s Financial Advisor” in this joint proxy statement/prospectus.

The SeaSpine Projections and the other prospective financial information set forth below (collectively, the “SeaSpine Prospective Financial Information”) were prepared by SeaSpine’s management for internal use. They were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither SeaSpine’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the SeaSpine Prospective Financial Information or expressed any opinion or any form of assurance related thereto. The summary of the SeaSpine Prospective Financial Information is included solely to give SeaSpine’s stockholders access to certain financial projections that were made available to the SeaSpine Board and/or Piper Sandler and are not being included in this joint proxy statement/prospectus to influence any stockholder’s decision whether to approve the merger or for any other purpose.

The SeaSpine Prospective Financial Information, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of SeaSpine’s management. Because the SeaSpine Prospective Financial Information covers multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year. The assumptions upon which the SeaSpine Prospective Financial Information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond SeaSpine’s control. The SeaSpine Prospective Financial Information also reflects assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for SeaSpine’s business, and changes in market conditions. Important factors that may affect actual results and result in the SeaSpine Prospective Financial Information not being achieved include, but are not limited to, market acceptance of SeaSpine’s products, the ongoing impact of the COVID-19 pandemic, the introduction of new products, the impact of competition, the effect of regulatory actions, the effect of global economic conditions, changes in applicable laws, rules and regulations, and other risk factors described in SeaSpine’s annual report on Form 10-K for the fiscal year ended December 31, 2021, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this joint proxy statement/prospectus. In addition, the SeaSpine Prospective Financial Information may be affected by SeaSpine’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the SeaSpine Prospective Financial Information will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the SeaSpine Prospective Financial Information in this joint proxy statement/prospectus should not be regarded as an indication that SeaSpine or any of its affiliates, advisors or representatives considered or consider the SeaSpine Prospective Financial Information to be predictive of actual future events, and such summaries should not be relied upon as such. None of SeaSpine, Orthofix, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the SeaSpine Prospective Financial Information, and none of them undertakes any obligation to update or otherwise revise or reconcile the SeaSpine Prospective Financial Information to reflect circumstances existing after the date the SeaSpine Prospective Financial Information was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the SeaSpine Prospective Financial Information are shown to be in error. SeaSpine does not intend to make publicly available any update or other revision to the SeaSpine Prospective Financial Information, except as otherwise required by law. None of SeaSpine, Orthofix, Merger Sub, or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of SeaSpine compared to the information contained in this summary or that the SeaSpine Prospective Financial Information will be achieved. SeaSpine has made no representation to Orthofix or Merger Sub in the merger agreement or otherwise, concerning the SeaSpine Prospective Financial Information.

Certain of the SeaSpine Prospective Financial Information may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by SeaSpine may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the SeaSpine Prospective Financial Information, SeaSpine stockholders are cautioned not to place undue, if any, reliance on the SeaSpine Prospective Financial Information included below. This SeaSpine Prospective Financial Information is not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below. The SeaSpine Prospective Financial Information should not be utilized as public guidance and will not be provided in the ordinary course of SeaSpine’s business in the future.

SeaSpine Projections. The following table presents risk-adjusted summary selected unaudited projected financial information for SeaSpine on a standalone basis for the six months ended December 31, 2022 and for calendar years 2023 through 2031 prepared by management in connection with the review of the proposed strategic transaction with Orthofix and Merger Sub.

SeaSpine Management Projections (Risk-Adjusted)

(Amounts in Millions)

		Fiscal Year
	Six Months Ended December 31, 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Revenue	$129	$273	$329	$388	$444	$503	$563	$622	$680	$735
Adjusted Gross Profit (1)	$84	$187	$231	$274	$316	$360	$406	$451	$494	$536
Adjusted EBITDA (2)	($6)	($14)	$6	$25	$45	$63	$82	$101	$119	$137
Unlevered Free Cash Flow	($41)	($72)	($43)	($22)	($8)	$2	$13	$25	$38	$51

(1)

Non-GAAP measure. For this purpose, adjusted gross profit is calculated by adding back to gross profit certain charges associated with non-cash share-based compensation expense and certain other items that affect the comparability and trend of SeaSpine’s gross profit results.

(2)

Non-GAAP measure. For this purpose, EBITDA is calculated by adding back to net income charges for net interest expense, other non-operating income or expense items, income taxes and depreciation and amortization expenses. The adjusted EBITDA forecast excludes non-cash share-based compensation expense, instrument replacement expense and certain other items that affect the comparability and trend of SeaSpine’s operating results.

Certain Projected Synergies

In connection with the potential transaction between Orthofix and SeaSpine, Orthofix management and SeaSpine management jointly identified certain unaudited cost synergies of over $40 million estimated to result from the merger and be realized by the combined company on an annual basis by the third year following completion of the merger. Orthofix management provided the projected synergies to the Orthofix Board and Orthofix’s financial advisor, and SeaSpine management provided the projected synergies to the SeaSpine Board and SeaSpine’s financial advisor, in each case in connection with the merger.

The projected synergies were prepared by Orthofix management and SeaSpine management in good faith, constitute forward-looking information, and are based on numerous estimates and assumptions and are generally based on information and market factors known to Orthofix management and SeaSpine management at the time of preparation. The projected synergies will be affected by the combined company’s ability to achieve cost-saving goals, objectives and targets over the applicable period. As a result, there can be no assurance that the underlying assumptions are correct or that the projected synergies will be realized, and actual synergies likely will differ, and may differ materially, from those reflected in the projected synergies.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, NEITHER ORTHOFIX NOR SEASPINE INTENDS TO UPDATE, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE FOREGOING ORTHOFIX UNAUDITED PROSPECTIVE FINANCIAL INFORMATION, SEASPINE PROSPECTIVE FINANCIAL INFORMATION, OR PROJECTED SYNERGIES TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE INCORRECT OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing and the uncertainties inherent in the Orthofix unaudited prospective financial information, the SeaSpine Prospective Financial Information and the projected synergies, stockholders of each of Orthofix and SeaSpine are cautioned not to place undue, if any, reliance on such information.

Governance of the Combined Company

The merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, contains certain provisions relating to the governance of the combined company following completion of the merger, which reflects the merger of equals structure of the proposed business combination as set forth below.

Headquarters

After the completion of the merger, the combined company will be headquartered in Lewisville, TX. This location will conduct general business, product development, medical education and manufacturing. The combined company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead, U.K., Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

Management of the Combined Company

The combined company will be led by an experienced Board of Directors and leadership team that leverages the talent within both organizations.

Jon Serbousek, Orthofix’s current President, Chief Executive Officer, will serve as the combined company’s Executive Chairman of the Board, and Keith Valentine, SeaSpine’s current President and Chief Executive

Officer, will serve as the combined company’s President and Chief Executive Officer and as a member of the combined company’s Board. Post-closing management roles of the combined company are also expected to include the following:

•	John Bostancic, SeaSpine’s current Chief Financial Officer, as the combined company’s Chief Financial Officer.

•	Kimberley Elting, Orthofix’s current Chief Legal and Development Officer and President, Global Orthopedics, as the combined company’s President, Global Orthopedics.

•	Kevin Kenny, Orthofix’s current President of Global Spine, as the combined company’s President, Global Spine.

•	Patrick Keran, SeaSpine’s current Senior Vice President, General Counsel and Secretary, as the combined company’s Chief Legal Officer.

•	Douglas Rice, Orthofix’s current Chief Financial Officer, providing assistance with the integration activities during a post-closing transition period.

•	Beau Standish, SeaSpine’s current President, Enabling Technologies, as the combined company’s President, Global Enabling Technologies.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have nine members, consisting of:

•

Five directors, designated by the Orthofix Board, one of whom shall be the Executive Chair of the board of directors of the combined company; and each of whom, other than Mr. Serbousek, currently qualify, and are expected to continue to qualify, as an “independent director” under Nasdaq’s listing standards and the applicable rules of the SEC, referred to as the Orthofix continuing directors; and

•

Four directors, designated by the SeaSpine Board, each of whom, other than Mr. Valentine, is expected to qualify as an “independent director” under Nasdaq’s listing standards and the applicable rules of the SEC, referred to as the SeaSpine continuing directors.

Following the completion of the merger, the board of directors of the combined company will continue to be comprised of the Orthofix continuing directors and the SeaSpine continuing directors, as described above.

Lead Independent Director

The Lead Independent Director of the combined company board will be an Orthofix-nominated director and is expected to be the current Chair of the Orthofix Board, Catherine Burzik.

Committees of the Board of Directors

Following the completion of the merger, the board of directors of the combined company will have the following standing committees: the Audit and Finance Committee, the Compensation and Talent Development Committee, the Compliance and Ethics Committee, and the Nominating, Governance and Sustainability Committee. The compositions of the respective committees will be discussed and agreed upon by the Orthofix Board and the SeaSpine Board prior to the effective time, provided that the Chair of the Nominating, Governance and Sustainability Committee will be a SeaSpine nominated director. See “The Merger Agreement — Governance of the Combined Company.”

Treatment of Indebtedness

It is expected that, at the completion of the merger, Orthofix will terminate SeaSpine’s existing amended and restated credit facility, as amended, with Wells Fargo Bank, National Association and, pursuant to the terms of the merger agreement, pay off all outstanding principal and accrued interest and related fees, totaling approximately $26 million, in connection with such termination.

Litigation Relating to the Merger

On each of November 17, 2022 and November 21, 2022, purported SeaSpine stockholders filed a complaint against SeaSpine and the members of the SeaSpine Board in the United States District Court for the Southern District of New York. The complaints assert claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act for allegedly causing the filing with the SEC on November 8, 2022 of a materially incomplete and misleading registration statement on Form S-4. Among other remedies, the plaintiffs seek to enjoin the merger. On November 19, 2022, counsel to two different purported SeaSpine stockholders sent demand letters making similar assertions. In addition, on November 15, 2022, counsel to a purported Orthofix stockholder sent a demand letter to Orthofix’s counsel attaching a draft federal court complaint against Orthofix and the members of the Orthofix Board making similar claims under Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder and Section 20(a) of the Exchange Act, and also seeking to enjoin the merger. Although the ultimate outcome of these lawsuits cannot be predicted with certainty, Orthofix and SeaSpine believe the claims are without merit and intend to defend against these actions vigorously.

If any plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected time frame. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of Orthofix’s and SeaSpine’s business. Although the ultimate outcome of these lawsuits cannot be predicted with certainty, Orthofix and SeaSpine believe that the claims are without merit and intend to defend against these actions vigorously. Additional lawsuits against Orthofix, SeaSpine, Merger Sub and/or the directors and officers of Orthofix and/or SeaSpine in connection with the merger may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Orthofix and SeaSpine will not necessarily announce such additional filings.

Regulatory Approvals

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Orthofix and SeaSpine each filed their respective HSR Act notification forms on October 21, 2022, which commenced the initial waiting period of 30 days. On November 21, 2022, the waiting period under the HSR Act expired without a request for additional information.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Timing of the Merger

The merger is expected to be completed in the first quarter of 2023. Neither Orthofix nor SeaSpine can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals. See “The Merger Agreement — Conditions to the Merger.”

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of SeaSpine’s current and former directors and officers. See “The Merger Agreement — Covenants and Agreements — Indemnification, Exculpation and Insurance” for information about these rights.

No Appraisal Rights in the Merger

Appraisal rights are statutory rights that, if applicable under Delaware law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction, including a merger.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation, which shares are publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Because Orthofix is not a constituent corporation in the merger and because SeaSpine common stock is listed on Nasdaq, a national securities exchange, and because SeaSpine stockholders will receive as merger consideration only shares of Orthofix common stock, which will be publicly listed on Nasdaq upon the completion of the merger, and cash in lieu of fractional shares, neither Orthofix stockholders nor SeaSpine stockholders will be entitled to exercise statutory appraisal rights in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of material U.S. federal income tax consequences of the merger. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available on the date of this joint proxy statement/prospectus and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this joint proxy statement/prospectus.

This discussion applies only to U.S. holders (as defined below) of shares of SeaSpine common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the merger will be completed in accordance with the merger agreement and as described in this joint proxy statement/prospectus. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of SeaSpine common stock in light of their particular circumstances nor does it address tax considerations applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations or governmental organizations, banks or other financial institutions, real estate investment trusts or regulated investment companies, mutual funds, certain former U.S. citizens or long-term residents of the United States, broker-dealers, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes), or other pass-through entities or owners thereof, traders in securities who elect a mark-to-market method of accounting, holders who hold their SeaSpine common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” holders who acquired SeaSpine common stock upon the exercise of employee stock options or otherwise as compensation, tax-qualified retirement plans, persons who hold their SeaSpine common shared as

“qualified small business stock” pursuant to Section 1202 of the Code, or U.S. holders whose functional currency is not the U.S. dollar). This discussion also does not address any tax consequences arising under the alternative minimum tax, the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided with respect to any tax considerations under estate and gift tax laws and any applicable state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. The following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation the tax consequences to holders of options, warrants or similar rights to purchase SeaSpine shares.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds SeaSpine common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, Holders of SeaSpine common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the U.S. federal income tax consequences of the merger.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of SeaSpine common stock that is, or is treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, either if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS OF SEASPINE COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

It is a condition to SeaSpine’s obligation to complete the merger that SeaSpine receive an opinion of its outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of SeaSpine and Orthofix, and that the merger will be completed in accordance with the terms of the merger agreement and as described in this joint proxy statement/prospectus. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the transaction-related agreements and documents or in any documents relating to the opinion of counsel are inaccurate or not complied with by Orthofix or SeaSpine, such opinion of counsel may be invalid and the conclusions reached therein could be jeopardized. The tax opinion will be based on the law in effect on the date of the opinion and will assume that there will be no change in applicable law between such date and the effective time of the merger. An opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by SeaSpine of the opinion of counsel, there can be no assurance that the IRS will not assert that the merger fails to qualify as a “reorganization” or that a court would not sustain such a challenge.

Reorganization Treatment

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to U.S. holders of SeaSpine common stock generally will be as follows:

Exchange of Shares of SeaSpine Common Stock for Shares of Orthofix Common Stock

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to U.S. holders of SeaSpine common stock generally will be as follows:

Exchange of Shares of SeaSpine Common Stock for Shares of Orthofix Common Stock

A U.S. holder who exchanges its shares of SeaSpine common stock for shares of Orthofix common stock generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of fractional shares of Orthofix common stock (in the manner described below). Each U.S. holder’s aggregate tax basis in the shares of Orthofix common stock received in the merger (including any fractional share deemed received and sold for cash, as discussed below) will equal such stockholder’s aggregate adjusted tax basis in the shares of SeaSpine common stock surrendered in the merger. The holding period of the shares of Orthofix common stock received by the U.S. holder in the merger (including any fractional share deemed received and sold for cash, as discussed below) will include such stockholder’s holding period for the shares of SeaSpine common stock surrendered in the merger. In addition, for purposes of the above discussion of the tax bases and holding periods for SeaSpine common stock and Orthofix common stock, stockholders who acquired different blocks of SeaSpine common stock on different dates or at different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the merger. Stockholders should consult their own tax advisors with respect to the determination of the tax bases and/or holding periods of the particular shares of Orthofix common stock received in the merger.

Capital gains or losses recognized in the merger generally will constitute long-term capital gain or loss if the U.S. Holder’s holding period in the SeaSpine common stock surrendered in the merger is more than one year as of the effective date thereof. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, are currently subject to taxation at preferential rates. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations.

A SeaSpine stockholder will be required to retain records pertaining to the merger. Each U.S. Holder who owned, immediately before the merger, at least five percent (by vote or value) of the total outstanding stock of SeaSpine or who holds stock of SeaSpine with a basis of $1,000,000 or more is required to attach a statement to such U.S. Holder’s U.S. federal income tax return for the year in which the merger are consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the names and employer identification numbers of Orthofix and SeaSpine, the date of the merger, the stockholder’s tax basis in, and the fair market value of, such stockholder’s SeaSpine shares surrendered in the merger.

If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of SeaSpine common stock for Orthofix common stock equal to the difference between the fair market value, at the time of the merger, of the Orthofix common stock received in the merger (including any cash received in lieu of a fractional share) and such U.S. Holder’s tax basis in the SeaSpine common stock surrendered in the merger. Such gain or loss would be long-term capital gain or loss if the SeaSpine shares were held for more than one year at the time of the merger. In such event, the tax basis of Orthofix shares received in the merger would equal its fair market value at the effective time thereof, and the holding period of such Orthofix shares would commence the day after the effective time of the merger. SeaSpine stockholders are urged to consult their own tax advisors regarding the possibility of the merger failing to qualify as a reorganization and the tax consequences of such event.

Cash in Lieu of Fractional Shares

A U.S. holder of shares of SeaSpine common stock who receives cash in lieu of a fractional share of Orthofix common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any gain or loss recognized generally will be long-term capital gain or loss if, as of the date such cash is received, the shares of SeaSpine common stock surrendered in the merger were held for more than one year. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Payments of cash to U.S. holders of SeaSpine common stock made in connection with the merger generally will be subject to information reporting and, under certain circumstances, may be subject to backup withholding (currently, at a rate of 24%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Certain persons, including corporations, are exempt from backup withholding but may be required to demonstrate such status by providing appropriate documentation. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS OF SEASPINE COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Accounting Treatment

Orthofix prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of SeaSpine by Orthofix under the acquisition method of accounting in accordance with GAAP. Orthofix will be treated as the acquiror for accounting purposes.

All unaudited pro forma combined financial information contained in this joint proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of SeaSpine’s assets and liabilities. Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of SeaSpine as compared to the unaudited pro forma information included in this joint proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the merger.

Nasdaq Listing; Delisting and Deregistration of SeaSpine Common Stock

Orthofix shall, in accordance with the requirements of Nasdaq, file with Nasdaq a Listing of Additional Shares Notice covering the shares of Orthofix common stock to be issued to SeaSpine stockholders in the merger, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the closing date. If the merger is completed, SeaSpine common stock will cease to be listed on Nasdaq and SeaSpine common stock will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which merger agreement is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide you with information regarding the terms and conditions of the merger agreement. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about Orthofix or SeaSpine. Factual disclosures about Orthofix and SeaSpine contained in this joint proxy statement/prospectus and/or in the public reports of Orthofix and SeaSpine filed with the SEC (as described in the section entitled “Where You Can Find More Information”) may supplement, update or modify the disclosures about Orthofix and SeaSpine contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Orthofix’s or SeaSpine’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Orthofix or SeaSpine at the time they were made or otherwise.

Structure of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, at the effective time of the merger, referred to as the effective time, Merger Sub will merge with and into SeaSpine, and the separate corporate existence of Merger Sub will cease. SeaSpine will continue as the surviving corporation and a wholly owned subsidiary of Orthofix.

At the effective time, the certificate of incorporation of SeaSpine and the bylaws of SeaSpine will be amended and restated in their entirety to be in the form of the certificate of incorporation of Merger Sub (subject to the continuing direct and officer indemnification requirements set forth in the merger agreement) and the bylaws of Merger Sub, respectively, as in effect immediately prior to the effective time (except that (1) the name of the surviving corporation will be “SeaSpine Holdings Corporation”), until amended in accordance with applicable law and such certificate of incorporation and bylaws, as applicable.

Merger Consideration

At the effective time, by virtue of the merger and without any further action of the parties or any holder of shares thereof, each issued and outstanding share of SeaSpine common stock (other than excluded shares, which will be canceled and retired and cease to exist) will be converted into the right to receive 0.4163 fully paid and nonassessable shares of Orthofix common stock.

The 0.4163 shares of Orthofix common stock into which each share of SeaSpine common stock (other than excluded shares) will be converted is referred to as the exchange ratio. Based on the closing price of Orthofix common stock on Nasdaq of $18.40 on October 10, 2022, the last trading day before public announcement of the merger, the merger consideration represented approximately $7.66 for each share of SeaSpine common stock. The closing price of SeaSpine common stock on the Nasdaq on October 10, 2022 was $5.57.

In the event that either Orthofix or SeaSpine changes the number of its shares issued and outstanding prior to the effective time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the exchange ratio would be equitably adjusted to reflect such change.

The exchange ratio is fixed, which means that it will not change between now and the date of the completion of the merger, regardless of whether the market price of either SeaSpine common stock or Orthofix common stock changes. Therefore, the value of the merger consideration will depend on the market price of Orthofix common stock at the completion of the merger.

The market price of Orthofix common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the special meetings, the date the merger is completed and thereafter. The market value of the Orthofix common stock to be issued in exchange for SeaSpine common stock upon the completion of the merger will not be known at the time of the SeaSpine special meeting or the Orthofix special meeting. Therefore, current and historical market prices of Orthofix common stock are not reflective of the value that SeaSpine stockholders will receive in the merger, and the current stock price quotations for SeaSpine common stock and Orthofix common stock may not provide meaningful information to Orthofix stockholders in determining whether to approve the Orthofix share issuance proposal or to SeaSpine stockholders in determining whether to approve the SeaSpine merger proposal. Both Orthofix’s and SeaSpine’s common stock is traded on Nasdaq under the symbols “OFIX” and “SPNE,” respectively. Orthofix stockholders and SeaSpine stockholders are encouraged to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Orthofix will not issue fractional shares of Orthofix common stock in connection with the merger, no dividends or distributions of Orthofix will relate to fractional share interests, and fractional share interests will not entitle the owner thereof to vote or to any rights as an Orthofix stockholders. Each SeaSpine stockholder that otherwise would have been entitled to receive a fraction of a share of Orthofix common stock will receive, in lieu thereof and upon surrender of such certificate or book-entry share representing SeaSpine common stock, an amount in cash (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the volume weighted average trading price per share of Orthofix common stock on Nasdaq for the five consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time.

In accordance with Section 262 of the DGCL, no appraisal rights will be available to holders of SeaSpine common stock or Orthofix common stock in connection with the merger. Orthofix stockholders will continue to own their existing shares of Orthofix common stock, the form of which will not be changed by the merger.

Treatment of SeaSpine Equity Awards

SeaSpine Restricted Stock Awards

As of immediately prior to the effective time, each outstanding SeaSpine restricted stock award will be converted into an award of restricted Orthofix shares with the same terms and conditions that applied to such SeaSpine restricted stock award immediately prior to the effective time, including applicable vesting conditions (which include rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a change in control ), relating to a number of shares of Orthofix common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of SeaSpine common stock subject to such SeaSpine restricted stock award and (2) the exchange ratio.

SeaSpine RSU Awards

As of immediately prior to the effective time, each outstanding SeaSpine RSU award will be converted into an award of restricted stock units of Orthofix with the same terms and conditions that applied to such SeaSpine RSU award immediately prior to the effective time, including applicable vesting conditions (which include rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a change in control), relating to a number of shares of Orthofix common stock equal to the product, rounded down to the nearest whole number of shares, of (1) the number of shares of SeaSpine common stock subject to such SeaSpine RSU award and (2) the exchange ratio.

SeaSpine Options

As of immediately prior to the effective time, each outstanding SeaSpine option will be converted into an option to acquire shares of Orthofix common stock at an adjusted exercise price per share, subject to the same terms and conditions as were applicable to such SeaSpine option immediately prior to the effective time (which includes rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a change in control), including applicable vesting conditions; accordingly, effective as of the effective time: (A) each such option shall be exercisable solely for shares of Orthofix common stock; (B) the number of shares of Orthofix common stock subject to each such option shall be determined by multiplying the number of shares of SeaSpine common stock subject to the SeaSpine option by the exchange ratio and rounding down to the nearest whole number of shares of Orthofix common stock; and (C) the per share exercise price for the shares of Orthofix common stock issuable upon exercise of such option shall be determined by dividing the per share exercise price for the shares of SeaSpine common stock subject to the SeaSpine option, as in effect immediately prior to the effective time, by the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent.

Closing and Effectiveness of the Merger

The completion of the merger, referred to as the closing, will occur at a date and time to be specified by Orthofix and SeaSpine, which shall be no later than the third business day after the satisfaction or, to the extent permitted by applicable law, waiver of all of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be fulfilled at the closing, subject to the satisfaction or waiver of those conditions).

The merger will become effective at such time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or such later time as may be mutually agreed in writing by Orthofix and SeaSpine and specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates

Prior to the closing date, Orthofix and SeaSpine will mutually select a bank or trust company, which may be the transfer agent for the Orthofix common stock, to act as exchange agent in the merger.

As promptly as reasonably practicable after the effective time, but in any event within five business days after such time, Orthofix will cause the exchange agent to mail to each holder of record of a certificate that immediately prior to the effective time represented outstanding shares of SeaSpine common stock: (i) a notice advising such holder of the effectiveness of the merger, (ii) a letter of transmittal in customary form and containing such provisions as Orthofix and SeaSpine may reasonably specify (including a provision confirming that delivery of certificates representing shares of SeaSpine common stock will be effected, and risk of loss and title to the shares of SeaSpine common stock will pass, only upon delivery of such certificates to the exchange agent), and (iii) instructions for use in effecting the surrender of the certificates representing shares of SeaSpine common stock in exchange for shares of Orthofix common stock.

After the effective time, shares of SeaSpine common stock will no longer be outstanding, will be automatically canceled, and will cease to exist, and each certificate, if any, that previously represented shares of SeaSpine common stock will represent only the right to receive the merger consideration as described above, any cash in lieu of fractional shares of Orthofix, and any dividends or other distributions to which the holders of the certificates become entitled to as an Orthofix stockholder upon surrender of such certificates. With respect to such shares of Orthofix common stock deliverable upon the surrender of certificates representing shares of SeaSpine common stock, until holders of such certificates have surrendered such certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of Orthofix common stock with a record date after the effective time.

Each of SeaSpine, Orthofix, Merger Sub, the surviving corporation and the exchange agent will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any person such amounts as it determines, in its sole discretion, are necessary to cover all of the required withholdings with respect to the making of such payment under the Code or any provision of applicable tax law. Any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

Any portion of the consideration deposited with the exchange agent that has not been distributed to former holders of certificates representing shares of SeaSpine common stock as of the date one year after the closing date will be delivered to Orthofix on demand, and any holders of certificates representing shares of SeaSpine common stock who have not yet surrendered their certificates, as well as any holders of book-entry shares of SeaSpine common stock who have not yet cashed any check payable to them, will thereafter look only to Orthofix for satisfaction of their claims for shares of Orthofix common stock, cash in lieu of fractional shares of Orthofix common stock, and any dividends or distributions with respect to shares of Orthofix common stock, subject to applicable abandoned property law, escheat law, or similar law.

Neither Orthofix nor the surviving corporation will be liable to any current or former SeaSpine stockholder or to any other person with respect to any shares of Orthofix common stock (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law, or similar law. If any certificate representing shares of SeaSpine common stock has not been surrendered prior to five years after the closing date (or immediately prior to such earlier date on which any shares of Orthofix common stock or any dividends or other distributions payable to the holder of such certificate would otherwise escheat to or become the property of any governmental body), any shares of Orthofix common stock issuable upon the surrender of, or any dividends or other distributions in respect of, such certificate will, to the extent permitted by applicable law, become the property of Orthofix, free and clear of all claims or interest of any person previously entitled thereto.

No interest will be paid or accrued on any amount payable upon surrender of certificates or book-entry shares representing shares of SeaSpine common stock.

Governance of the Combined Company

The merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, contains certain provisions relating to the governance of the combined company following completion of the merger, which reflects the merger of equals structure of the proposed business combination as set forth below.

Headquarters

After the completion of the merger, the combined company will be headquartered in Lewisville, Texas. This location will conduct general business, product development, medical education and manufacturing. The combined company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead, U.K., Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

Management of the Combined Company

The combined company will be led by an experienced Board of Directors and leadership team that leverages the talent within both organizations.

Jon Serbousek, Orthofix’s current President, Chief Executive Officer, will serve as the combined company’s Executive Chairman of the Board, and Keith Valentine, SeaSpine’s current President and Chief Executive Officer, will serve as the combined company’s President and Chief Executive Officer and as a member of the combined company’s Board. Post-closing management roles of the combined company are also expected to include the following:

•	John Bostancic, SeaSpine’s current Chief Financial Officer, as the combined company’s Chief Financial Officer.

•	Kimberley Elting, Orthofix’s current Chief Legal and Development Officer and President, Global Orthopedics, as the combined company’s President, Global Orthopedics.

•	Kevin Kenny, Orthofix’s current President of Global Spine, as the combined company’s President, Global Spine.

•	Patrick Keran, SeaSpine’s current Senior Vice President, General Counsel and Secretary, as the combined company’s Chief Legal Officer.

•	Douglas Rice, Orthofix’s current Chief Financial Officer, providing assistance with the integration activities during a post-closing transition period.

•	Beau Standish, SeaSpine’s current President, Enabling Technologies, as the combined company’s President, Global Enabling Technologies.

Board of Directors

The board of directors of the combined company as of the completion of the merger will have nine members, consisting of:

•

Five directors, designated by the Orthofix Board, one of whom shall be the Executive Chair of the board of directors of the combined company; and each of whom, other than Mr. Serbousek, currently qualify, and are expected to continue to qualify, as an “independent director” under Nasdaq’s listing standards and the applicable rules of the SEC, referred to as the Orthofix continuing directors; and

•

Four directors, designated by the SeaSpine Board, each of whom, other than Mr. Valentine, is expected to qualify as an “independent director” under Nasdaq’s listing standards and the applicable rules of the SEC, referred to as the SeaSpine continuing directors.

Following the completion of the merger and until the specified date, the board of directors of the combined company will continue to be comprised of the Orthofix nominated directors and the SeaSpine nominated directors, as described above.

Lead Independent Director

The Lead Independent Director of the combined company board will be an Orthofix-nominated director and is expected to be the current Chair of the Orthofix Board, Catherine Burzik.

Committees of the Board of Directors

Following the completion of the merger, the board of directors of the combined company will have the following standing committees: the Audit and Finance Committee, the Compensation and Talent Development Committee, the Compliance and Ethics Committee, and the Nominating, Governance and Sustainability Committee. The composition of the respective committees will be discussed and agreed upon by the Orthofix Board and SeaSpine Board prior to the effective time, provided that the Chair of the Nominating, Governance and Sustainability Committee will be a SeaSpine nominated director.

Representations and Warranties; Material Adverse Effect

The merger agreement contains representations and warranties made by SeaSpine to Orthofix and by Orthofix to SeaSpine. Certain of the representations and warranties in the merger agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth in the disclosure letter delivered to Orthofix by SeaSpine, in the case of representations and warranties made by SeaSpine, or the disclosure letter delivered to SeaSpine by Orthofix, in the case of representations and warranties made by Orthofix (with each letter referred to as that party’s disclosure letter), as well as the reports of SeaSpine or Orthofix, as applicable, furnished or filed during the period from January 1, 2020, through the day prior to the date of the merger agreement (excluding any disclosures set forth in any risk factor section or otherwise relating to forward-looking statements to the extent that they are predictive or forward-looking in nature).

The representations and warranties made by SeaSpine to Orthofix, and by Orthofix to SeaSpine, under the merger agreement relate to, among other things:

•	due organization, valid existence, good standing and qualification to do business;

•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;

•	capitalization;

•	ownership of subsidiaries;

•	the absence of any conflicts or violations of organizational documents and other agreements or laws;

•	required consents and approvals from governmental entities;

•	documents filed with the SEC, financial statements and Nasdaq regulations;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	the absence of certain undisclosed liabilities;

•	conduct of their businesses in the ordinary course and the absence of a material adverse effect;

•	real property;

•	tax matters and the intended tax treatment of various transactions;

•	material contracts;

•	intellectual property;

•	information technology and data protection;

•	the absence of certain legal proceedings;

•	insurance coverage;

•	employee benefit plans;

•	possession of, and compliance with, permits necessary for the conduct of such party’s business and compliance with applicable laws;

•	compliance with certain domestic and foreign corruption laws;

•	environmental matters;

•	labor and employment matters;

•	compliance with certain domestic and foreign healthcare laws;

•	brokers and transaction-related fees;

•	accuracy of information supplied or to be supplied in connection with this joint proxy statement/prospectus;

•	board of director approval of the transactions contemplated by the merger agreement and stockholder voting requirements in connection with such transactions; and

•	receipt of opinions from the party’s financial advisors.

The merger agreement also contains additional representations and warranties by Orthofix to SeaSpine, relating to, among other things, the organization of Merger Sub.

The representations and warranties of each of SeaSpine and Orthofix will expire upon the completion of the merger.

Certain of the representations and warranties made by SeaSpine and Orthofix are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to SeaSpine or Orthofix, means any change, effect, event, circumstance, occurrence, state of facts or development that has had, or would reasonably be expected to have, individually or in the aggregate with all other changes, effects, events, circumstances, occurrences, states of facts or developments, a material adverse effect on the business, financial condition or results of operations of SeaSpine and its subsidiaries, taken as a whole, or Orthofix and its subsidiaries, taken as a whole, respectively, other than any change, effect, event, circumstance, occurrence, state of facts or development arising out of or resulting from:

•	general business or economic conditions affecting the industry in which SeaSpine or Orthofix or any of their respective subsidiaries operates;

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any national or international political or social conditions, including the engagement by the U.S. in hostilities or the escalation thereof, or the occurrence or the escalation of any military or terrorist attack upon the U.S. (including any internet or “cyber” attack or hacking), or any similar event or geopolitical conflict, including Russia’s invasion of Ukraine and any military and/or governmental responses to such invasion, including the effects of sanctions or boycotts;

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any natural disaster, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event;

•	any epidemic, disease outbreak or pandemic, including COVID-19, or public health emergency;

•	financial, banking, or securities markets conditions;

•	any change in applicable laws or GAAP;

•	any action required by the merger agreement or other related agreements specified in the merger agreement;

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the execution and delivery of the merger agreement or the public announcement or pendency or consummation of the merger, including the impact thereof on the relationships with customers, suppliers or partners (except that this exception does not apply with respect to certain representations or warranties contained in the merger agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the merger agreement or the completion of the merger or the performance of obligations under the merger agreement);

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any failure, in and of itself, by SeaSpine or Orthofix, respectively, to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (except that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a material adverse effect on SeaSpine or Orthofix, respectively, unless otherwise excluded from the definition of “material adverse effect”);

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any change, in and of itself, in the market price or trading volume of the securities of SeaSpine or Orthofix, respectively (except that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a material adverse effect on SeaSpine or Orthofix, respectively, unless otherwise excluded in this definition of “material adverse effect”);

•

any litigation threatened or initiated against SeaSpine, Orthofix, Merger Sub or any of their respective subsidiaries, affiliates, officers or directors, arising out of or relating to the merger agreement or any of the transactions contemplated by the merger agreement, and including the impact of such litigation on the relationships of SeaSpine or Orthofix, respectively, and its subsidiaries with customers, suppliers, licensors, distributors, partners, providers, employees or regulators; and

•	any adverse change that is cured by SeaSpine or Orthofix before the earlier of the closing of the merger or termination of the merger agreement;

provided that the exceptions described in the first, second, third, fourth, fifth and sixth bullet points will not apply to the extent the changes, events or developments described in such bullet points have a disproportionate impact on SeaSpine and its subsidiaries, or Orthofix and its subsidiaries (without giving effect to the merger), as applicable, relative to other participants in the industries in which SeaSpine and its subsidiaries, or Orthofix and its subsidiaries (without giving effect to the merger), respectively, operate.

Covenants and Agreements

Access to Information and Confidentiality

Each of SeaSpine and Orthofix shall allow the other party and its representatives reasonable access during normal business hours, prior to the closing of the merger, to its and its subsidiaries’ personnel, facilities and properties, contracts, commitments, books and records and any reports, schedules or other documents filed or received by it pursuant to the requirements of applicable law and with such additional data and information that the other party reasonably requests in order to facilitate the completion of the transactions contemplated by the merger agreement. Notwithstanding the foregoing, neither SeaSpine nor Orthofix nor their respective subsidiaries shall be required to provide such access or information if it would (1) unreasonably disrupt the operations of SeaSpine and Orthofix, as applicable, or its subsidiaries, (2) cause a violation of any agreement SeaSpine and

Orthofix, as applicable, or its subsidiaries is a party to (provided, that Orthofix or SeaSpine, as applicable, has used commercially reasonable efforts to find an alternative way to provide such access or information, (3) cause a risk of a loss of privilege to Orthofix or SeaSpine, as applicable, or any of their respective subsidiaries, (iv) violate of any applicable law or (v) otherwise disclose competitively sensitive material.

All information provided to SeaSpine, Orthofix or their respective representatives in connection with the merger agreement and the consummation of the transactions contemplated by the merger agreement will be subject to the confidentiality agreement in place between SeaSpine and Orthofix.

Conduct of Business

Each of SeaSpine and Orthofix has agreed to certain covenants in the merger agreement regarding the conduct of their respective businesses between the date of the merger agreement and the earlier of the effective time or the date the merger agreement is terminated. Between the date of the merger agreement and the earlier of the effective time or the date the merger agreement is terminated, except as (1) set forth in the applicable party’s disclosure letter, (2) required by applicable law, (3) expressly required by the merger agreement, (4) consented to by the other party in writing (which consent will not be unreasonably delayed, withheld or conditioned) or (5) any deviations from the ordinary course of business, actions, inactions, activities or conduct of SeaSpine and Orthofix, or any of its subsidiaries, reasonably necessary to comply with laws, guidelines or recommendations issued by a governmental body in connection with COVID-19, each of SeaSpine and Orthofix (a) will conduct the business and operations of SeaSpine and its subsidiaries and the business and operations of Orthofix and its subsidiaries, respectively, in all material respects in the ordinary course of business consistent with past practice, and (b) will not and will not permit any of their respective subsidiaries to:

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declare, set aside or pay any dividends on or make any other distributions in respect of any of their respective capital stock or redeem, repurchase or otherwise acquire any shares of their respective capital stock or equity awards (except for (1) dividends or distributions by SeaSpine’s or Orthofix’s direct or indirect subsidiaries solely to its parent, (2) intercompany purchases of capital stock among SeaSpine and its subsidiaries or among Orthofix and its subsidiaries and (3) the fulfillment of SeaSpine’s and Orthofix’s obligations under their respective existing employee equity incentive plans);

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issue, sell, pledge, dispose of or encumber or authorize the issuance, sale, pledge, disposition nor encumbrance of (1) any shares of beneficial interests, capital stock or other ownership interest in SeaSpine or Orthofix, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest or (3) any rights, warrants or options to acquire any such ownership interests or convertible securities, or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan or take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan;

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except as required by SeaSpine’s and Orthofix’s existing employee benefits plans or as otherwise required by applicable law: (1) increase the compensation or other benefits payable or provided to any of SeaSpine’s or Orthofix’s or any of their respective subsidiaries’ officers, directors, independent contractors, leased personnel or employees (except for such increases for SeaSpine’s or Orthofix’s employees in the ordinary course of business consistent with past practice), (2) enter into, materially amend or terminate any employment termination, change of control, severance, retention or other contract with any current or former employee, independent contractor or leased personnel of SeaSpine or Orthofix or any of their respective subsidiaries (except for agreements consistent with past practice entered into with newly hired or promoted employees and employment agreements terminable on less than 30 days’ notice without payment or penalty), (3) establish, adopt, enter into, materially amend or terminate any employee benefit plan or compensation arrangements for the benefit of any current or former officers, employees, independent contractors or leased personnel of SeaSpine or Orthofix or any of their beneficiaries (except for agreements consistent with past practice entered into with newly hired or promoted employees and employment agreements terminable on less than 30 days’ notice without payment or penalty) or (4) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization;

•	amend or propose to amend or permit the adoption of any material amendment to the organizational documents of SeaSpine or Orthofix or any of their respective subsidiaries, as applicable;

•	split, combine, recapitalize or reclassify any of its capital stock;

•	adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of SeaSpine or Orthofix or any of their respective significant subsidiaries;

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make any capital expenditure except for (1) expenditures required by existing contracts, (2) expenditures made in the ordinary course of business consistent with past practice or (3) expenditures made in response to any emergency or accident;

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acquire or agree to acquire any equity interest in or acquire a portion of the assets or business of any person (or any division or line of business thereof), including in each case by merging or consolidating, except for (1) the purchase of assets from suppliers or vendors in the ordinary course of business or (2) transactions with a value less than $1,000,000 in any single transaction or $2,500,000 in the aggregate.

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except in the ordinary course of business consistent with past practice or intercompany arrangements among SeaSpine or Orthofix and their respective subsidiaries, (1) incur any indebtedness or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another person (except for (x) agreements or arrangements or borrowings incurred under SeaSpine’s or Orthofix’s or any of their respective subsidiaries’ existing credit facilities and (y) short-term indebtedness incurred in the ordinary course of business consistent with past practice), (2) make any loans or advances to any other person or (3) make any capital contributions to, or investments in, any other person;

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enter into any contract that would, after the effective time, materially restrict Orthofix and its subsidiaries (including the surviving corporation and its subsidiaries) from engaging or competing in any line of business or in any geographic area;

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except in the ordinary course of business consistent with past practice, sell, transfer, assign, mortgage, encumber or otherwise dispose of assets with a fair market value in excess of $1,000,000 in the aggregate;

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settle any pending or threatened litigation, arbitration or similar proceedings except for monetary settlements entered in the ordinary course of business consistent with past practice in an amount less than $1,000,000 in any single instance or $1,000,000 in the aggregate;

•	change any of its financial or tax accounting methods or practices in any respect, except as required by GAAP or applicable law;

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(1) make, change or revoke any material tax election, (2) file any material amended tax return or claim for refund of material taxes, (3) enter into any “closing agreement” affecting any material tax liability or refund of material taxes, (4) extend or waive the application of any statute of limitations regarding the assessment or collection of any material tax, (5) settle or compromise any material tax liability or refund of material taxes, or (6) take any action prior to the effective time that would reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code;

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other than in the ordinary course of business consistent with past practice, waive, release or assign any rights or claims under or renew, (other than automatic renewals), modify or terminate (other than termination by natural expiration) certain specified contracts, in any material respect in a manner which taken as a whole is adverse to SeaSpine or Orthofix, as applicable, and their respective subsidiaries, or which could prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement past the termination date;

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cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of Orthofix or SeaSpine, to the extent such insurance is available on commercially reasonable terms; or

•	agree or commit to take, any of the foregoing actions.

No Solicitation; Board Recommendations

Except as described below, each of SeaSpine and Orthofix has agreed that, from the date of the merger agreement, it will not, and will cause its subsidiaries and instruct its and their directors, officers, employees, financial advisors, legal counsel, accountants, consultants, agents and other representatives not to, directly or indirectly:

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initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action to that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to itself;

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participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to itself or any of its subsidiaries or afford access to the properties, books or records of itself or any of its subsidiaries to any person or group of persons (or any of their affiliates or representatives) that has made an acquisition proposal with respect to it; or

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enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an acquisition proposal with respect to itself (other than acceptable confidentiality agreements).

Except as described below under “—Changes in Board Recommendations,” each of Orthofix and SeaSpine also agreed that, prior to the closing, neither its board of directors nor any committee thereof will, directly or indirectly:

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withhold, withdraw (or amend, qualify or modify in a manner adverse to the other party), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to the other party or), the approval, recommendation or declaration of advisability by its board of directors, or any of its committees, of the transactions contemplated by the merger agreement;

•	propose publicly to recommend, adopt or approve any acquisition proposal with respect to itself;

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fail to reaffirm or re-publish its recommendation within five business days of being requested by the other party to do so (or if earlier, at least two days business days prior to the meeting of its stockholders); or

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fail to send to its stockholders, within ten business days after the commencement of a tender or exchange offer relating to its shares of common stock (or if earlier, at least two business days prior to the meeting of its stockholders), a statement disclosing that it recommends rejection of such tender or exchange offer and reaffirming its recommendation.

Any of the actions described in the immediately preceding paragraph are referred to in this joint proxy statement/prospectus as an “adverse recommendation change.” A change of a recommendation to “neutral” is deemed an adverse recommendation change under the merger agreement.

For purposes of the merger agreement, “acquisition proposal,” when used with respect to Orthofix or SeaSpine, means any bona fide proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions involving the (i) direct or indirect acquisition, exclusive license or purchase of a business or assets that constitutes 20% or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of such party and its subsidiaries, taken as a whole, by any person or group of persons (other than parties to the merger agreement and their affiliates); (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of such party and its subsidiaries, taken as a whole, by any person or group of persons; or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction that, if consummated, would result in any person or group of persons beneficially owning 20% or more of any class of equity securities of such party or any of its subsidiaries whose business constitutes 20% or more of the consolidated net revenues, net income or assets of such party and its subsidiaries, taken as a whole, other than the transactions contemplated by the merger agreement.

Neither party, however, is prohibited (nor it its board of directors prohibited) from taking and disclosing to its stockholders a position with respect to an acquisition proposal with respect to itself pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if its board of directors has reasonably determined in good faith that the failure to do so would be reasonably likely to be a breach of its fiduciary duties to its stockholders.

Prior to obtaining the approval of its stockholders, each of Orthofix and SeaSpine may participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to itself or any of its subsidiaries or afford access to the properties, books or records of itself or any of its subsidiaries to, any person that has made an acquisition proposal with respect to it if (i) it receives a written acquisition proposal with respect to itself from such third party (and such acquisition proposal was not initiated, sought, solicited, knowingly encouraged, or facilitated in violation of the merger agreement) and (ii) such proposal constitutes, or its board of directors determines in good faith that such proposal would reasonably be expected to lead to, a superior proposal with respect to it. Each of Orthofix and SeaSpine, as applicable, may deliver non-public information to such third party only pursuant to a confidentiality agreement containing terms no less favorable to the party delivering the non-public information, with respect to confidentiality, than the terms of the confidentiality agreement between the parties to the merger agreement, dated February 28, 2022, and only if such party sends a copy of such agreement to the other party to the merger agreement promptly following its execution.

From and after the date of the merger agreement, each of Orthofix and SeaSpine will, as promptly as practicable after receipt thereof (and in any event, within one business day), advise the other party to the merger agreement in writing of any request for information or any acquisition proposal with respect to itself received from any person, or any inquiry, discussions, or negotiations with respect to any acquisition proposal with respect to itself, and the terms and conditions of such request, acquisition proposal, inquiry, discussions or negotiations, and it will promptly (and in any event, within one business day) provide to the other party copies of any written materials received by it in connection with any of the foregoing and the identity of the person or group of persons making any such request, acquisition proposal, or inquiry or with whom any discussions or negotiations are taking place. Each of Orthofix and SeaSpine agreed that it will simultaneously provide to the other any non-public information concerning itself or its subsidiaries provided to any other person or group in connection with any acquisition proposal that was not previously provided to the other. Each of Orthofix and SeaSpine will keep the other fully informed of the status of any acquisition proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of Orthofix and SeaSpine agreed not to release, or permit any of its affiliates to release, any person from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permitted under applicable law, any such standstill or similar agreement to which it is a party; provided, however, that if its board of directors determines in good faith after consultation with its outside legal counsel, that the failure to waive (or amend or modify) a particular standstill provision, or other provision with similar effect, could reasonably be expected to be a breach of its directors’ fiduciary duties under applicable law, Orthofix or SeaSpine, as the case may be, may, with prior written notice to the other party, waive (or amend or modify) such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of the merger agreement) to make an acquisition proposal.

For purposes of the merger agreement, “superior proposal” means, with respect to a party to the merger agreement, any unsolicited bona fide written acquisition proposal with respect to such party made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination (i) 50% or more of the assets of such party and its subsidiaries, taken as a whole, or (ii) 50% or more of the equity securities of such party, in each case, on terms that a majority of the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel and taking into account all relevant financial, legal and regulatory aspects of such acquisition proposal and the merger agreement, including any alternative transaction (including any modifications to the terms of the merger agreement) proposed by any other party in response to such superior proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such acquisition proposal) to be more favorable from a financial point of view (taking into account the payment of the applicable termination fee) to such party and its stockholders (in their capacity as stockholders) as compared to the transactions contemplated by the merger agreement and to any alternative transaction (including any modifications to the terms of the merger agreement) proposed by any other party to the merger agreement.

Changes in Board Recommendations

Each of the Orthofix Board and the SeaSpine Board, at any time prior to obtaining the approval of the respective party’s stockholders, in response to a superior proposal with respect to that party, which has not been withdrawn and did not result from a breach of the provisions described under “— No Solicitation; Board Recommendations” may make an adverse recommendation change. Unless, however, the party’s stockholders’ meeting is scheduled to occur within the next ten business days, the board of directors will not be entitled to make an adverse recommendation change in response to a superior proposal with respect to that party:

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until five business days after such party provides written notice to the other party advising it that the party’s board of directors has received a superior proposal, specifying the material terms and conditions of such superior proposal, identifying the person or group of persons making such superior proposal, and including copies of all documents pertaining to such superior proposal;

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if, during such five business day period, the other party irrevocably proposes any alternative transaction (including any modifications to the terms of the merger agreement), unless the board of directors determines in good faith, after good faith negotiations between the parties (if such negotiations are requested by the party being notified of the superior proposal) during such five business day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the superior proposal) that such alternative transaction proposal is not at least as favorable to the party and its stockholders as the superior proposal; and

•	unless the party’s board of directors determines that the failure to make an adverse recommendation change would be a breach of its fiduciary obligations.

At any time prior to obtaining the approval of the stockholders of Orthofix or SeaSpine, respectively, in connection with any intervening event, as described in the following paragraph, each of the boards of directors of Orthofix and SeaSpine may make an adverse recommendation change, after the board of directors (i) determines in good faith that the failure to make such an adverse recommendation change would be a breach of its fiduciary duties to the stockholders of Orthofix or SeaSpine, respectively, (ii) determines in good faith that the reasons for making such adverse recommendation change are independent of and unrelated to any pending acquisition proposal with respect to its company, and (iii) provides written notice to the other party to the merger agreement, advising it that the board of directors is contemplating making an adverse recommendation change and specifying the material facts and information constituting the basis for such contemplated determination. However, unless the party’s stockholders’ meeting is scheduled to occur within the next five business days, (i) the board of directors may not make such an adverse recommendation change until the fifth business day after receipt by the other party of a notice of change from the board’s company, and (ii) during such five business day period, at the request of the other party, the party will negotiate in good faith with respect to any changes or modifications to the merger agreement that would allow the board of directors not to make such adverse recommendation change, consistent with its fiduciary duties.

For purposes of the merger agreement, “intervening event” means any material event or development or material change in circumstances first occurring, arising or coming to the attention of a party’s board of directors after the date of the merger agreement to the extent that such event, development or change in circumstances (i) was neither known by such board of directors, nor reasonably foreseeable by such board of directors as of or prior to the date of the merger agreement and (ii) does not relate to an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, except that in no event will the changes in the market price or trading volume of the shares of common stock of a party or the fact that a party fails to meet, meets or exceeds internal or published projections, forecasts or revenue or earnings or other financial performance or results of operations predictions for any period be an intervening event (however, the underlying causes of such change or fact will not be excluded).

Stockholders’ Meetings

SeaSpine has agreed to hold the SeaSpine special meeting as promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of obtaining the SeaSpine stockholder approval. SeaSpine may only postpone or adjourn the SeaSpine special meeting (1) to solicit additional proxies for the purpose of obtaining the SeaSpine stockholder approval, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that SeaSpine has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of SeaSpine prior to the SeaSpine special meeting; provided that without Orthofix’s prior written consent, no single such adjournment or postponement will be for more than ten business days except as may be required by law and in no event will all such adjournments and postponements cause the SeaSpine special meeting to be less than five business days prior to the applicable termination date; and provided further that SeaSpine will postpone or adjourn the SeaSpine special meeting up to two times for up to ten business days each time upon the reasonable request of Orthofix. Subject to the ability of the SeaSpine Board to effect a board recommendation change, SeaSpine is required to, through the SeaSpine Board, recommend to the SeaSpine stockholders the SeaSpine merger proposal and use reasonable best efforts to solicit from the SeaSpine stockholders proxies in favor of the adoption of the merger agreement and to take all other actions necessary or advisable to secure SeaSpine stockholder approval. SeaSpine shall use reasonable efforts to, on a daily basis during the ten business days prior to the date of the SeaSpine special meeting, advise Orthofix as to the aggregate number of SeaSpine shares entitled to vote at such SeaSpine special meeting for which proxies have been received by SeaSpine with respect to the SeaSpine stockholder approval and the number of such proxies authorizing the holder thereof to vote in favor of the SeaSpine stockholder approval. The SeaSpine Board has approved the merger agreement and the merger by a unanimous vote of its directors and adopted resolutions directing that the SeaSpine merger proposal be submitted to the SeaSpine stockholders for their consideration.

Orthofix has agreed to hold the Orthofix special meeting as promptly as practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part for the purpose of obtaining the Orthofix stockholder approval. Orthofix may only postpone or adjourn the Orthofix special meeting (1) to solicit additional proxies for the purpose of obtaining the Orthofix stockholder approval, (2) for the absence of a quorum and (3) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Orthofix has determined after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Orthofix prior to the Orthofix special meeting provided that without SeaSpine’s prior written consent, no single such adjournment or postponement will be for more than ten business days except as may be required by law and in no event will all such adjournments and postponements cause the Orthofix special meeting to be less than five business days prior to the applicable termination date; and provided further that Orthofix will postpone or adjourn the Orthofix special meeting up to two times for up to ten business days each time upon the reasonable request of SeaSpine. Subject to the ability of the Orthofix Board to effect a board recommendation change, Orthofix is required to, through the Orthofix Board, recommend to the Orthofix stockholders the Orthofix share issuance proposal and use reasonable best efforts to solicit from the Orthofix stockholders proxies in favor of the adoption of the merger agreement and to take all other actions necessary or advisable to secure Orthofix stockholder approval. Orthofix shall use reasonable efforts to, on a daily basis during the ten business days prior to the date of the Orthofix special meeting, advise SeaSpine as to the aggregate number of Orthofix shares entitled to vote at such Orthofix special meeting for which proxies have been received by Orthofix with respect to the Orthofix stockholder approval and the number of such proxies authorizing the holder thereof to vote in favor of the Orthofix stockholder approval. The Orthofix Board has approved the merger agreement, the merger and the issuance of shares or Orthofix common stock by a unanimous vote of its directors and adopted resolutions directing that the Orthofix merger proposal be submitted to the Orthofix stockholders for their consideration.

Both SeaSpine and Orthofix are required to use their reasonable best efforts to hold the SeaSpine special meeting and the Orthofix special meeting on the same date.

Efforts to Complete the Merger

Each of Orthofix and SeaSpine agreed to, as soon as reasonably practicable and in any event no later than 10 business days after the date of the merger agreement, prepare and file its respective filings required pursuant to the HSR Act for the consummation of the merger, which filing was made on October 21, 2022 (commencing the initial waiting period of 30 days, which later expired on November 21, 2022 without a request for additional information). Orthofix, with SeaSpine’s reasonable cooperation and collaboration, shall use reasonable best efforts to file, as promptly as reasonably practicable following the date of the merger agreement, all initial filings, notifications, submissions (or initial draft notifications, or pre-filings, in each case if customary) required to complete the transactions contemplated by the merger agreement pursuant to any other applicable antitrust laws. Orthofix has agreed to pay all filing fees required by the HSR Act and any other applicable merger notification or control laws in connection with such filings.

Each of Orthofix and SeaSpine has also agreed to provide the other party with information required to make the filings described in the preceding paragraph and to keep the other party apprised of the status of any communications with any governmental body with respect to the transactions contemplated by the merger agreement. Each party has also agreed to provide the other party with copies of all correspondence, filings and communications between such party and any governmental body with respect to the merger agreement.

Each of the parties agreed to use reasonable best efforts (subject to, and in accordance with, applicable law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties to the merger agreement in doing, all things necessary, proper, or advisable under applicable laws to carry out the intent and purposes of the merger agreement and to consummate the transactions contemplated by the merger agreement. However, neither party, by itself or on behalf of any of its subsidiaries or affiliates (i) is required to divest, sell, dispose of, or license or agree to divest, sell, dispose of, or license any assets, businesses, rights or operations and (ii) shall, without the prior written consent of the other party, offer or agree to divest, sell, dispose of, or license any assets, businesses, rights or operations, in order to satisfy the conditions to closing relating to (A) the expiration of any waiting period under the HSR Act or other applicable antitrust law and (B) the absence of any order or applicable law having the effect of enjoining or otherwise prohibiting the consummation of the merger.

Indemnification, Exculpation and Insurance

Orthofix has agreed that all rights, existing at the time of the merger agreement, to indemnification and exculpation from liabilities (including advancement of expenses) for acts or omissions occurring at or prior to the effective time, in favor of the current or former directors or officers of SeaSpine as provided in SeaSpine’s amended and restated certificate of incorporation or SeaSpine’s amended and restated bylaws or in any indemnification contract between such directors or officers and SeaSpine will survive the merger and will continue in full force and effect.

For a period of six years after the effective time, the surviving corporation will, and Orthofix will cause the surviving corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of SeaSpine’s amended and restated certificate of incorporation or SeaSpine’s amended and restated bylaws as in effect immediately prior to the effective time with respect to acts or omissions occurring prior to the effective time and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of SeaSpine; provided that all rights to indemnification in respect of any claim made for indemnification within such six-year period will continue until the disposition of such action or resolution of such claim.

Prior to the effective time, SeaSpine will purchase a six-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under SeaSpine’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the effective time (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement), and Orthofix will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the surviving corporation; provided that SeaSpine will not pay or agree to pay, and the surviving corporation will not be required to pay, in excess of 300% of the last annual premium paid by SeaSpine prior to the date of the merger agreement in respect of such “tail” policy. If SeaSpine is unable to purchase a six-year tail policy for fiduciary liability, SeaSpine will purchase the longest tail period available.

If Orthofix or the surviving corporation or any of their respective successors or assigns (i) consolidates with or merges into any other corporation or entity and such that Orthofix or the surviving corporation, as applicable, is not the surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its assets to any individual, corporation or other entity, then, and in each such case, Orthofix or the surviving corporation will make proper provisions so that the successors and assigns of Orthofix or the Surviving Corporation will assume all of the obligations set forth in this section entitled “Indemnification, Exculpation and Insurance.”

Employee and Labor Matters

The parties agreed that after the effective time, with respect to individuals who are employees of Orthofix and SeaSpine and their subsidiaries as of the effective time who are not represented by a union or labor organization with respect to the terms and conditions of their employment nor employed pursuant to the terms of a collective bargaining agreement, the compensation and benefit programs of Orthofix and SeaSpine, in each of the markets in which they operate, (i) will be competitive with those provided generally in their industry, both with respect to the type and variety of programs and the level of benefits afforded and (ii) will treat similarly situated Orthofix and SeaSpine employees on a substantially comparable basis. However, nothing in the merger agreement will prevent the termination of employment of any employee or the amendment or termination of any particular Orthofix or SeaSpine employee benefit plan, to the extent permitted by its terms as in effect immediately before the effective time.

With respect to employee benefit plans of Orthofix and its subsidiaries providing benefits to any Orthofix employee (including employees of SeaSpine as of the effective time) after the effective time (the “new plans”), for all purposes (including purposes of vesting, benefits eligibility, and level of benefits), each employee of Orthofix and SeaSpine and their subsidiaries will be credited with his or her years of service with the applicable company before the effective time, to the same extent as such employee was entitled, before the effective time, to credit for such service under any Orthofix or SeaSpine employee benefit plan, as applicable (except that no credit will be given to the extent that the application of such credit would result in the duplication of benefits or to the extent that SeaSpine and Orthofix employees are equally affected). Orthofix also will make commercially reasonable efforts to provide that (i) each employee is immediately eligible to participate, without any waiting time, in any and all new plans to the extent coverage under such new plan replaces coverage under a comparable SeaSpine or Orthofix employee benefit plan in which the employee participated immediately before the effective time and (ii) for purposes of each new plan providing medical, dental, pharmaceutical, and/or vision benefits to any employee and his or her dependents, pre-existing condition exclusions and actively-at-work requirements of the new plan are waived for them and any eligible expenses incurred by them prior to the new plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to them for the applicable plan year are taken into account as if the amounts had been paid in accordance with the new plan.

Orthofix’s board has determined that, upon closing of the merger, the merger will be deemed to constitute a “Corporate Transaction” and “Change in Control” for purposes of each of Orthofix’s equity compensation plans and inducement plans and all awards granted respectively thereunder, and awards under such plans will be continued.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	access by each of SeaSpine and Orthofix to certain information about the other party during the period prior to the completion of the merger;

•	preparation by SeaSpine and Orthofix of this joint proxy statement/prospectus;

•	causing Orthofix to file with Nasdaq a Listing of Additional Shares Notice covering the Orthofix Shares to be issued;

•	cooperation between SeaSpine and Orthofix in connection with public announcements;

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taking actions to complete the merger and eliminate the effects of any antitakeover or similar statute or regulation that is or becomes applicable to the transactions contemplated by the merger agreement;

•	refraining from taking any actions which would or would reasonably be expected to prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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cooperation between SeaSpine and Orthofix and use of reasonable best efforts to obtain opinions of tax counsel that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

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Orthofix filing of a registration statement on Form S-8 with respect to shares of Orthofix common stock issuable with respect to SeaSpine restricted stock awards, SeaSpine RSU awards and SeaSpine options;

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SeaSpine using of its reasonable best efforts to repay certain existing indebtedness of SeaSpine under its amended and restated credit facility, as amended, with Wells Fargo Bank, National Association and terminate all related commitments and liens upon the completion of the merger;

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SeaSpine providing notice to holders of certain shares of a SeaSpine subsidiary that are exchangeable for shares of SeaSpine common stock, and SeaSpine’s completion of such exchange immediately prior to the effective time of the merger.

Conditions to the Merger

The obligations of each of Orthofix and SeaSpine to effect the merger are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by law) of the following conditions:

•	the approval by SeaSpine stockholders of the SeaSpine merger proposal;

•	the approval by Orthofix stockholders of the Orthofix share issuance proposal;

•	the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, becoming effective under the Securities Act, and no stop order having been issued;

•

the expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act, and the expiration of any mandatory waiting period or the receipt of any required consent under any other applicable antitrust laws except for such waiting periods or consents that are not reasonably expected to delay or prevent the completion of the merger or have a material adverse effect on the expected benefits of the merger to SeaSpine and Orthofix, taken as a whole;

•

the absence of any order entered into by a governmental body of competent jurisdiction or any applicable law enacted or promulgated, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the merger;

•

certain representations and warranties of Orthofix or SeaSpine, as applicable, made in the merger agreement relating to organization, standing, corporate power, corporate authority, board of director approval, stockholder voting requirements, and brokers being true and correct in all material respects as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specific date or the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date);

•

certain representations and warranties of Orthofix or SeaSpine, as applicable, made in the merger agreement relating to its capital structure being true and correct in all respects as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties expressly relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct in all material respects as of such date) except for any de minimis inaccuracies;

•

the representation and warranty of Orthofix or SeaSpine, as applicable, relating to the absence of a material adverse effect since December 31, 2021, being true and correct as of the closing date of the merger as though made on the closing date;

•

each other representation and warranty of Orthofix or SeaSpine, as applicable, made in the merger agreement (without giving effect to any limitation as to materiality, material adverse effect or any similar limitation set forth therein) being true and correct as of the closing date of the merger as though made on the closing date (except to the extent such representations and warranties relate to a specific date or as of the date of the merger agreement, in which case such representations and warranties must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such party;

•

Orthofix or SeaSpine, as applicable, having performed in all material respects all of the covenants and agreements under the merger agreement required to be performed by it at or prior to the closing date of the merger;

•	the absence of the occurrence of a material adverse effect of Orthofix or SeaSpine since the date of the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the conditions described in the five preceding bullet points have been satisfied;

•

the receipt by SeaSpine of an opinion of SeaSpine’s outside counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which shall not have been withdrawn or adversely modified; and

•

Orthofix having filed with Nasdaq the Listing of Additional Shares Notice with respect to the shares of Orthofix common stock issued or issuable pursuant to the merger agreement and such shares shall have been approved and authorized for listing by Nasdaq.

Termination

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time, under the following circumstances:

•	by mutual written consent of SeaSpine and Orthofix; or

•	by either SeaSpine or Orthofix, if:

•

the other party’s covenants, obligations, representations or warranties contained in the merger agreement have been breached or any of the other party’s representations or warranties have become untrue, such that the applicable condition to complete the merger would not be satisfied and any such breach or failure of a representation or warranty to be true (A) is incapable of being cured by such party or (B) is not cured within 45 days after receiving written notice of such breach or failure to be true;

•

the other party’s board of directors or any committee thereof either (1) makes an adverse recommendation change, (2) does not include its recommendation in the joint proxy statement or (3) publicly proposes to take any of the actions in clause (1) or (2);

•	the other party materially breaches the non-solicitation obligations under the merger agreement;

•

at any time prior to obtaining its stockholder approval, the party terminates in order to enter into a definitive agreement with respect to a superior proposal and the party has complied with its non-solicitation obligations under the merger agreement;

•

either party’s stockholder approval has not been obtained (provided that this right to terminate is not available to a party whose material breach of its obligations under any provision of the merger agreement has been the principal cause, or principally resulted in, the failure to obtain its stockholder approval);

•

(1) any governmental body of competent jurisdiction shall have issued or entered any order that has become final and non-appealable or any applicable law is enacted or promulgated, in each case, that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger, or (2) any expiration, termination authorization or consent from a governmental body required to be obtained pursuant to the antitrust closing conditions of the merger agreement shall have been denied and such denial shall have become final and non-appealable (provided that this right is not available to a party whose material breach of its obligations under any provision of the merger agreement has been the principal cause of, or principally resulted in, such order or law); or

•

the merger is not completed by March 10, 2023, referred to as the termination date, however, the termination date may be extended by written notice to a date not beyond June 10, 2023, if on the termination date all other closing conditions contemplated by the merger agreement are satisfied or waived except for the antitrust closing conditions of the merger agreement (provided that this right to terminate is not available to a party whose material breach of its obligations under any provision of the merger agreement has been the principal cause, or principally resulted in, the failure of the merger to be completed by the termination date).

If the merger agreement is terminated, the agreement will have no further force or effect, except in the case of an intentional and material breach of the merger agreement or fraud. The confidentiality agreement and provisions of the merger agreement relating to confidential information, fees and expenses, effects of termination, amendments, waiver, non-survival of representations and warranties, entire agreement, counterparts, governing law, jurisdiction, waiver of jury trial, assignment, no third-party beneficiaries, notices, severability and specific performance will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

Generally, each party is required to pay all fees and expenses incurred by it (and its subsidiaries) in connection with the negotiation of the merger agreement, the performance of its obligations thereunder and the consummation of the transactions contemplated by the merger agreement (whether consummated or not). However, upon a termination of the merger agreement, a party will become obligated to pay to the other party, a termination fee and/or reasonable, documented out-of-pocket fees and expenses of the other party, in the following circumstances:

SeaSpine will be obligated to pay a one-time termination fee of $10,582,995 as well as Orthofix’s and its affiliates’ reasonable, documented out-of-pocket fees and expenses (not to exceed $2,000,000 in the aggregate) to Orthofix if:

•	Orthofix terminates the merger agreement pursuant to the following:

•

the SeaSpine Board or any committee thereof either (1) makes an adverse recommendation change, (2) does not include its recommendation in the joint proxy statement or (3) publicly proposes to take any of the actions in clause (1) or (2); or

•	SeaSpine materially breaches its non-solicitation obligations under the merger agreement.

•

Prior to obtaining the approval of the stockholders of SeaSpine, SeaSpine terminates in order to enter into a definitive agreement with respect to a superior proposal and SeaSpine has otherwise complied with its non-solicitation obligations under the merger agreement.

SeaSpine will be obligated to pay Orthofix’s and its affiliates’ reasonable, documented out-of-pocket fees and expenses (not to exceed $2,000,000 in the aggregate) if prior to the SeaSpine stockholders’ meeting an acquisition proposal with respect to SeaSpine is publicly proposed or publicly disclosed:

•

The acquisition proposal is not irrevocably withdrawn at or prior to the SeaSpine stockholder’s meeting and termination of the merger agreement occurs because SeaSpine stockholder approval is not obtained; or

•

If the merger agreement is being terminated due to SeaSpine’s breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement and the acquisition proposal is not irrevocably withdrawn prior to the time of the relevant breach or failure to be true of a covenant, obligation, representation or warranty.

Further, if within 12 months of such termination, SeaSpine enters into a definitive agreement with respect to an acquisition proposal which is ultimately consummated (except that all references in the definition of acquisition proposal within the merger agreement to “20%” will be deemed replaced with “50%”), then SeaSpine will pay to Orthofix a one-time termination fee of $10,582,995.

Orthofix will be obligated to pay a one-time termination fee of $13,744,149 as well as SeaSpine’s and its affiliates’ reasonable, documented out-of-pocket fees and expenses (not to exceed $2,000,000 in the aggregate) to SeaSpine if:

•	SeaSpine terminates the merger agreement pursuant to the following:

•

the Orthofix Board or any committee thereof either (1) makes an adverse recommendation change, (2) does not include its recommendation in the joint proxy statement or (3) publicly proposes to take any of the actions in clause (1) or (2); or

•	Orthofix materially breaches its non-solicitation obligations under the merger agreement.

•

Prior to obtaining the approval of the stockholders of Orthofix, Orthofix terminates in order to enter into a definitive agreement with respect to an unsolicited superior proposal and Orthofix has otherwise complied with its non-solicitation obligations under the merger agreement.

Orthofix will be obligated to pay SeaSpine’s and its affiliates’ reasonable, documented out-of-pocket fees and expenses (not to exceed $2,000,000 in the aggregate) if prior to the Orthofix stockholders’ meeting an acquisition proposal with respect to Orthofix is publicly proposed or publicly disclosed:

•

The acquisition proposal is not irrevocably withdrawn at or prior to the Orthofix stockholder’s meeting and termination of the merger agreement occurs because Orthofix stockholder approval is not obtained; or

•

If the merger agreement is being terminated due to Orthofix’s (or its subsidiary’s) breach of its representations, warranties, covenants or other agreements contained in the merger agreement and the acquisition proposal is not irrevocably withdrawn prior to the time of the relevant breach or failure to be true of a covenant, obligation, representation or warranty.

Further, if within 12 months of such termination, Orthofix enters into a definitive agreement with respect to an acquisition proposal which is ultimately consummated (except that all references in the definition of acquisition proposal within the merger agreement to “20%” will be deemed replaced with “50%”), then Orthofix will pay to SeaSpine a one-time termination fee of approximately $13,744,149.

The merger agreement also provides that in the event that any termination fee is paid in accordance with the foregoing, such payment will be the sole and exclusive remedy of such party and its former, current or future equity holders, directors, officers, affiliates, agents and representatives (other than in the case of an intentional and material breach of the merger agreement by the other party or fraud).

Amendment and Waiver

Amendment

At any time prior to the effective time, the merger agreement may be amended by mutual agreement of the parties in writing at any time before or after receipt of the requisite stockholder approvals; provided that no amendment of the merger agreement will be made after receipt of approval by either the stockholders of SeaSpine or the stockholders of Orthofix, if the amendment requires further approval by the stockholders of SeaSpine or the stockholders of Orthofix, under applicable law or the rules of Nasdaq.

Waiver

No failure on the part of any party to exercise any power, right, privilege or remedy under merger agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the merger agreement, will operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party will be deemed to have waived any claim arising out of the merger agreement, or any power, right, privilege or remedy under the merger agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

Third-Party Beneficiaries

The merger agreement is not intended to and will not confer upon any person other than the parties thereto any rights or remedies, except for from and after the effective time, the provisions of the merger agreement relating to indemnification and exculpation from liability for the current or former directors and officers of SeaSpine.

Governing Law; Waiver of Jury Trial

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

Waiver of Jury Trial

The parties have agreed to waive all rights to trial by jury in any legal proceeding arising out of or relating to the merger agreement.

Enforcement

The parties have agreed in the merger agreement that irreparable damage would occur in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions, without proof of actual damages, in addition to any other remedy to which they are entitled at law or in equity, without posting any bond or other undertaking.

INTERESTS OF ORTHOFIX’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Orthofix Board with respect to the Orthofix share issuance proposal, Orthofix stockholders should be aware that certain of the directors and executive officers of Orthofix have interests in the merger that are different from, or in addition to, the interests of stockholders of Orthofix generally. The members of the Orthofix Board were aware of, and considered, these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending that the stockholders of Orthofix approve the Orthofix share issuance proposal. Additional interests of the executive officers of Orthofix in the merger include certain performance stock unit achievement rights and certain post separation cash severance and equity acceleration rights, in each case as a result of the Orthofix Board’s determination, upon completion of the merger, to treat the transaction, if consummated, as a “Change in Control” under applicable agreements and equity plans. Additional interests of the directors of Orthofix include continued service on the board of the combined company or certain equity acceleration rights in the event that the director is not continuing. Orthofix’s stockholders should take these interests into account in deciding whether to vote “FOR” the Orthofix share issuance proposal. The interests of Orthofix non-employee directors and executive officers are described in more detail below, and certain of them are quantified within the narrative disclosure. The amounts presented in the following discussion do not reflect the impact of applicable withholding or other taxes.

Treatment as “Change in Control” Under Applicable Agreements and Plans

Change in Control and Severance Agreements

Consistent with Orthofix’s current Executive Compensation Guiding Principles, Orthofix’s Compensation and Talent Development Committee provides executive officers with the offer of entering into a change in control and severance agreement. All current executive officers are parties to this standard form of change in control and severance agreement.

Pursuant to the change in control and severance agreement, executive officers are eligible to receive the following cash severance payments and benefits upon termination of their employment (i) for death or disability, (ii) by Orthofix without “cause” (as defined in the agreement) or (iii) by the executive for “good reason” (as defined in the agreement):

•	Any unpaid base salary or prior years’ bonus payable through the date of termination;

•

The pro rata amount of any incentive compensation for the year of termination of employment (based on the number of business days the executive is actually employed by Orthofix and its subsidiaries during the year in which termination of employment occurs) based on the achievement of Orthofix’s performance goals for such year;

•

An amount equivalent to 1.5x in the case of Mr. Serbousek, and 1.0x in the case of other executive officers, times the sum of: (i) the executive’s annual base salary and (ii) the executive’s current year’s target bonus; provided that during the 24-month period following any change in control, the foregoing multiples increase by 0.5 (to 2.0x in the case of Mr. Serbousek and 1.5x in the case of other executive officers);

•	$12,500 to $18,750 for use towards outplacement services (plus an additional $6,250 during the 24-month period following any change in control); and

•

If the executive elects COBRA in a timely manner, the executive will be reimbursed for the executive’s monthly premium payments for COBRA coverage for a period of up to 12 or 18 months, depending on the executive.

Orthofix’s obligation to pay or provide any severance benefits under each agreement (other than any benefits as a result of death) is conditioned upon the executive officer signing a release of claims in favor of Orthofix and its affiliates by a specified date following separation from employment. The agreement contains non-competition and non-solicitation covenants effective so long as the executive is an employee and for a period of 12 months after employment is terminated (18 months in the case of Mr. Serbousek).

Under the change in control and severance agreement, a change in control is deemed to occur in connection with certain merger or business combination transactions, including business combinations where Orthofix combines with another company and Orthofix stockholders will not own a majority of the stock of the combined company, or where a majority of the board of directors of the combined company will not be comprised of Orthofix continuing directors. A transaction that would have “substantially the effect” of such a transaction is also deemed to constitute a change in control.

After review and consideration of the circumstances, the Orthofix Board determined that the merger, upon completion, will be deemed to constitute a change in control for purposes of the change in control and severance agreement. In making this determination, the Board considered several factors, including, among other things, the general “merger of equals” approach that was negotiated by the parties in the merger agreement, the fact that the merger constitutes a change in control under applicable SeaSpine severance and equity plans, and the retention value of providing similar treatment to Orthofix executives given the uncertainty created for them by the pendency of the merger. The Board also took into account that SeaSpine’s current President and Chief Executive Officer will serve as President and Chief Executive Officer of the combined company, and that some additional executive offices could ultimately end up being held by current SeaSpine executives.

As a result of this determination, each of Orthofix’s executives will receive the rights that accrue under the change in control and severance agreement in the event of a change in control. In addition, under the change in control and severance agreement, an executive officer will possess “good reason” in additional circumstances than apply in the absence of a change in control. In particular, following a change in control, an executive officer is deemed to possess “good reason” if any reduction is made to their total compensation, or there is any diminution in their position and title as compared to immediately prior to the change in control.

If the merger occurs and Mr. Serbousek transitions from President and Chief Executive Officer to Executive Chairman, as contemplated by the merger agreement, Mr. Serbousk may possess good reason unless the parties enter into a new compensation agreement in connection with his new role. In addition, Mr. Rice is expected to possess good reason in connection with his new transition role. Similarly, if any other executive officers are asked to accept a diminution in their position or title as part of the integration process, such executive officers may also possess good reason as a result.

Employee Equity Award Treatment

Pursuant to applicable award and other agreements, all Orthofix employees, including its executive officers, will receive the following equity award-related rights upon consummation of the merger as a result of the Orthofix Board’s determination to treat the merger, if consummated, as a change in control (referred to as a “corporate transaction” under Orthofix’s Amended and Restated 2012 Long-Term Incentive Plan):

•

Orthofix’s time-based restricted stock unit and stock option awards contain “double trigger” vesting provisions whereby any awards assumed or continued as part of a change in control transaction will vest if, within 12 months of the change in control (24 months if the employee is an executive who is party to the change in control and severance agreement), the employee is terminated by Orthofix without “cause” or, in the case of executives party to the change in control and severance agreement, resigns for “good reason” (as modified by the more liberal post-change in control definition of good reason that is described above); and

•

Under Orthofix’s outstanding performance stock unit agreements for awards granted in 2020, 2021 and 2022, in the event of a change in control, (i) performance goals will be deemed achieved at the greater of target or the percentage achievement that the awards were on pace to achieve as of the consummation of the change in control (which in the case of the 2020 and 2021 awards, is currently anticipated to be below threshold achievement levels), and (ii) the awards become time-

based awards that vest upon the (x) executive’s continued service through the end of the original performance period or (y) the executive’s earlier death, disability, termination by Orthofix without cause or termination by the executive for “good reason” (as modified by the more liberal post-change in control definition of good reason that is described above).

In connection with any “double trigger” event that occurs, the applicable employee will also receive an extended exercise period (from 1 to 2 years from the date of termination, depending on the individual) to exercise all outstanding stock options, including those that accelerated.

Director Equity Award Treatment

The Orthofix Board has determined that Orthofix non-continuing directors will receive accelerated vesting at closing of the merger of all then-unvested time-based deferred stock units and stock options (with an extended one-year period from the date of separation to exercise all outstanding stock options, including those that accelerated).

Golden Parachute Compensation - Orthofix

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of Orthofix that is based on or otherwise relates to the merger, including as a result of the “change in control” treatment described immediately above. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section such term is used to describe the business combination-related compensation to which Orthofix named executive officers may become entitled by reason of the merger.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

The relevant price per share of Orthofix common stock is $15.00, which is the average closing price per share of Orthofix common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on October 11, 2022;

•	The merger occurs on December 31, 2022, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and

•

Each executive officer of Orthofix experiences a qualifying termination following a change in control as defined in the relevant Orthofix plans and agreements, on the assumed merger date of December 31, 2022, and immediately following the completion of the merger.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by Orthofix’s executive officers may materially differ from the amounts set forth in this section.

Quantification of Potential Payments to Orthofix’s Non-Employee Directors

The board of directors of the combined company as of the completion of the merger will have nine members, with five Orthofix continuing directors and four SeaSpine continuing directors. More specifically, the board of directors of the combined company will consist of:

•	The Lead Independent Director of the combined company board will be an Orthofix-nominated director and is expected to be the current Chair of the Orthofix Board, Catherine Burzik;

•	Jon Serbousek, Orthofix’s current President and Chief Executive Officer, will serve as the combined company’s Executive Chairman of the Board;

•	Keith Valentine, SeaSpine’s current President and Chief Executive Officer, will serve as the combined company’s President and Chief Executive Officer and as a member of the combined company’s Board;

•	Three additional Orthofix continuing directors, to be designated by the Orthofix Board; and

•	Three additional SeaSpine continuing directors, to be designated by the SeaSpine Board.

The following table sets forth the amounts of benefits that each of Orthofix’s non-employee directors would receive in connection with the merger, assuming the merger was completed on December 31, 2022, in the event that such director’s service is terminated as of the effective date of the merger:

Name	Deferred Stock Units Granted in 2022 (Shares Granted)	Deferred Stock Units Vested Based on Service Through December 31, 2022 (1)	Potential Deferred Stock Units Accelerated Based on Assumed December 31, 2022 Termination (1)	Potential Value of Acceleration of Deferred Stock Units $(2)	Potential Intrinsic Value of Acceleration of Unvested Stock Options
Catherine M. Burzik	8,844	5,064	3,780	$56,700	$—
Wayne Burris	6,383	3,654	2,729	40,935	—
Jason M. Hannon	6,383	3,654	2,729	40,935	—
James F. Hinrichs	6,383	3,654	2,729	40,935	—
Lilly Marks	6,383	3,654	2,729	40,935	—
Michael E. Paolucci	6,383	3,654	2,729	40,935	—
John E. Sicard	6,383	3,654	2,729	40,935	—
Thomas A. West	6,383	3,654	2,729	40,935	—

(1)

Deferred Stock Units were granted to Orthofix’s non-employee directors on June 6, 2022. Per the terms of the grant, the Deferred Stock Units shall vest and become non-forfeitable on the first anniversary of the grant date, provided the director continues service through such date. As the Orthofix Board has classified the pending merger with SeaSpine to be a change in control, or corporate transaction per the Orthofix Medical Inc. Amended and Restated 2012 Long-Term Incentive Plan, the Deferred Stock Units shall become fully vested as of the date of such termination. As such, a pro-rata portion of the Deferred Stock Units shall vest based upon service provided up to the effective date of the merger, with the remainder of such Deferred Stock Units accelerated as of the date of the merger.

(2)

The potential value of the acceleration benefit pertaining to the Deferred Stock Units is calculated based upon the product of (i) the potential number of Deferred Stock Units accelerated upon termination and (ii) the average closing price per share of Orthofix common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on October 11, 2022.

Quantification of Potential Payments to Orthofix’s Named Executive Officers

Immediately following completion of the merger, Jon Serbousek, Orthofix’s current President and Chief Executive Officer, will serve as the combined company’s Executive Chairman of the Board, and Keith Valentine, SeaSpine’s current President and Chief Executive Officer, will serve as the combined company’s President and Chief Executive Officer and as a member of the combined company’s Board. Post-closing management roles of the combined company are also expected to include the following:

•	John Bostancic, SeaSpine’s current Chief Financial Officer, as the combined company’s Chief Financial Officer.

•	Kimberley Elting, Orthofix’s current Chief Legal and Development Officer and President, Global Orthopedics, as the combined company’s President, Global Orthopedics.

•	Kevin Kenny, Orthofix’s current President of Global Spine, as the combined company’s President, Global Spine.

•	Patrick Keran, SeaSpine’s current Senior Vice President, General Counsel and Secretary, as the combined company’s Chief Legal Officer.

•	Douglas Rice, Orthofix’s current Chief Financial Officer, providing assistance with the integration activities during a post-closing transition period.

•	Beau Standish, SeaSpine’s current President, Enabling Technologies, as the combined company’s President, Global Enabling Technologies.

The following table reflects the estimated payments and benefits that would be provided to each of Orthofix’s named executive officers upon his or her termination during a change in control period based upon the terms of his or her respective change in control and severance agreement and related equity award agreements. For purposes of this table, it is assumed that the triggering event took place on December 31, 2022, and that the price per share of Orthofix’s common stock was $15.00, which is the average closing price per share of Orthofix common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on October 11, 2022.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ benefits ($)(3)	Total ($)
Jon C. Serbousek	$4,145,000	$4,614,315	$41,283	$8,800,598
Douglas C. Rice	1,564,283	1,501,260	16,414	3,081,957
Kimberley A. Elting	1,564,283	1,633,650	—	3,197,933
Kevin J. Kenny	1,564,291	1,412,160	27,522	3,003,973

(1)	The following table reflects the components of the amounts disclosed in the “cash” column of the golden parachute compensation table above for each of the named executive officers.

Name	Lump Sum Severance Payment	Estimated Pro Rata Bonus	Fees and Expenses of Outplacement Firm ($)	Total Cash ($)
Jon C. Serbousek	$3,280,000	$840,000	$25,000	$3,305,000
Douglas C. Rice	1,212,649	332,884	18,750	1,231,399
Kimberley A. Elting	1,212,649	332,884	18,750	1,231,399
Kevin J. Kenny	1,212,655	332,886	18,750	1,231,405

(2)	Represents the value of stock option-based rights, RSU-based rights, and value of PSU-based rights as follows:

Name	Value of Stock-Option- Based Rights ($)(A)	Value of RSU-Based Rights ($)(B)	Value of PSU-Based Rights ($)(C)	Total Equity ($)
Jon C. Serbousek	$—	$2,085,270	$2,529,045	$4,614,315
Douglas C. Rice	—	787,515	713,745	1,501,260
Kimberley A. Elting	—	969,825	663,825	1,633,650
Kevin J. Kenny	—	764,070	648,090	1,412,160

(A)

Per Orthofix’s applicable change in control and severance agreements with executive officers, in the event that the optionee is terminated within 24 months following the consummation of a change in control by the employer without cause or by the optionee for good reason, the option shall be fully vested and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the 24-month period immediately following such termination (subject to the earlier expiration of the option as provided the applicable grant agreement). As of the date hereof, all of the outstanding and unvested stock options held by Orthofix named executive officers were out-of-the money, thus no benefit is presented within the table.
(B)

Per Orthofix’s applicable change in control and severance agreements with executive officers, in the event that the award recipient is terminated by the employer without cause or by the award recipient for good reason within 24 months following the consummation of a change in control, dependent upon the applicable agreement, the unvested portion of the restricted stock units award shall become fully vested as of the date of such termination.

(C)

As of the date hereof, Orthofix’s performance stock units granted in 2020 and 2021, which are based on relative total stockholder return achievement over a three-year period, tracked below threshold levels based on Orthofix’s total stockholder return since the beginning of each applicable performance period, which would result in an achieved value of $0 if such threshold were not exceeded prior to the end of the applicable performance period absent a change in control. Orthofix’s performance stock units granted in 2022 are based on 2023 full year revenue achievement, with potential upward or downward adjustment relative total stockholder return over a three-year period. As a result of the change in control, the performance criteria under all such awards would be automatically deemed achieved at the greater of target or the percentage achievement that the awards were on pace to achieve as of the consummation of the change in control. For purposes of the calculations in table, we have assumed that no performance stock units will be on pace to achieve performance above target as of the closing date, and that actual deemed achievement therefore will be at target.

The amounts shown in the table therefore show the value of these awards as if converted to a time-based award as of December 31, 2022, assuming that a change in control occurred at a time when awards were tracking below target levels.

(3)	Represents the approximate value of welfare benefits.

INTERESTS OF SEASPINE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the SeaSpine Board to adopt the merger agreement, SeaSpine stockholders should be aware that SeaSpine’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of SeaSpine stockholders generally. The SeaSpine Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to SeaSpine stockholders that the merger agreement be adopted. The transactions contemplated by the merger agreement will be a “change in control” for purposes of the SeaSpine executive compensation and benefit plans and agreements described below.

Ownership Interests

As of the close of business on November 10, 2022, the most recent practicable date before the printing of this joint proxy statement/prospectus, directors and executive officers of SeaSpine and its affiliates owned and were entitled to vote 1,398,440 shares (or approximately 3.7%) of the SeaSpine shares outstanding on that date. For a more complete discussion of the ownership interests of the directors and executive officers of SeaSpine, see “Share Ownership of Certain Beneficial Owners, Management and Directors of SeaSpine.”

Positions with the Combined Company

As described under “The Merger Agreement — Governance of the Combined Company,” as of the effective time of the merger:

•

The board of directors of the combined company will consist of nine individuals, including five individuals who are nominees of the board of directors of Orthofix immediately prior to the effective time and four individuals who are nominees of the board of directors of SeaSpine immediately prior to the effective time.

•

Mr. Valentine will be appointed President and Chief Executive Officer and a member of the board of directors of the combined company. Certain other officers of the combined company will be from SeaSpine’s existing management team and such officers are expected to receive cash and equity compensation for such service. See “SeaSpine Proposal I: Adoption of the Merger Agreement and Orthofix Proposal I: Approval of The Share Issuance — Governance of the Combined Company.”

•	It is anticipated that Jon Serbousek will be appointed Executive Chairman of the Board and will receive cash and equity compensation for such service.

Quantification of Potential Payments to SeaSpine’s Non-Employee Directors

The following table sets forth the amounts of benefits that each of SeaSpine’s non-employee directors would receive in connection with the merger, assuming the merger was completed on December 31, 2022, in the event that such director’s service is terminated as of the effective date of the merger:

Director	Restricted Stock Awards(1)	Potential Value of Acceleration of Restricted Stock Awards(2)
Keith Bradley	15,943	$94,861
Stuart M. Essig	15,943	$94,861
Michael Fekete	15,943	$94,861
Renee Gaeta	15,943	$94,861
John B. Henneman, III	15,943	$94,861
Shweta Singh Maniar	15,943	$94,861
Angela Steinway	15,943	$94,861
Kirt C. Stephenson	22,321	$132,810

(1)

Restricted stock was granted to SeaSpine’s non-employee directors on June 1, 2022. Per the terms of the grant, the restricted stock shall vest and become non-forfeitable on the first anniversary of the grant date, or a change in control, provided the director continues service through such date. As such, the restricted stock shall fully vest on effective date of the merger.

(2)

The potential value of the acceleration benefit pertaining to the restricted stock is calculated based upon the product of (i) the potential number of shares of restricted stock accelerated upon termination and (ii) the average closing price per share of SeaSpine common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on October 11, 2022 ($5.95).

Treatment of SeaSpine Options and Other SeaSpine Equity-Based Awards

Stock Options. Immediately prior to the effective time, each option to acquire SeaSpine shares that is then outstanding will be exchanged for an option to acquire, on the same terms and conditions as were applicable to the option prior to the merger (including applicable vesting conditions), a number of shares of Orthofix common stock. The number of shares of Orthofix common stock subject to the new option will be equal to the product of (i) the number of SeaSpine shares subject to the existing option and (ii) 0.4163 (rounding fractional shares down to the nearest whole share). The exercise price per share under the new option will be equal to (i) the exercise price per share of the SeaSpine option divided by (ii) 0.4163 (rounded up to the nearest whole cent).

Restricted Stock. Immediately prior to the effective time, each share of SeaSpine restricted stock that is then outstanding will automatically be converted into an award of Orthofix restricted stock, on the same terms and conditions as were applicable to the restricted stock prior to the merger (including applicable vesting conditions). The number of shares of Orthofix common stock subject to the new restricted stock award will be equal to the product of (i) the number of SeaSpine shares subject to the existing restricted stock award and (ii) 0.4163 (rounding fractional shares down to the nearest whole share).

Restricted Stock Unit Awards. Immediately prior to the effective time, each SeaSpine restricted stock unit award that is then outstanding will automatically be converted into an award of Orthofix restricted stock units, on the same terms and conditions as were applicable to the restricted stock units prior to the merger (including applicable vesting conditions). The number of shares of Orthofix common stock subject to the new restricted stock unit award will be equal to the product of (i) the number of SeaSpine shares subject to the existing restricted stock unit award and (ii) 0.4163 (rounding fractional shares down to the nearest whole share).

For a more complete discussion of the treatment of SeaSpine stock options and other equity-based awards, see “The Merger Agreement—Treatment of SeaSpine Equity Awards” beginning on page 118.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, SeaSpine’s current and former directors and executive officers will be entitled to certain ongoing indemnification and coverage for six years after the effective time. See “The Merger Agreement—Covenants and Agreements—Indemnification, Exculpation and Insurance” beginning on page 132 of this joint proxy statement/prospectus.

SeaSpine Arrangements

It is possible that, prior to the effective time, some or all of SeaSpine’s executive officers may discuss or enter into agreements, arrangements or understandings with SeaSpine and Orthofix or any of their respective affiliates regarding their continuing employment with the combined company or one or more of its affiliates. Pursuant to the terms of the merger agreement, Mr. Valentine, SeaSpine’s current President and Chief Executive Officer, will become the President and Chief Executive Officer of the combined company. Other than with respect to Mr. Valentine, as of the date of this joint proxy statement/prospectus, such discussions have not occurred and such agreements have not been entered into. No framework regarding compensation at the combined company has been agreed upon beyond what is provided for in the merger agreement (see “The Merger Agreement—Covenants and Agreements—Employee and Labor Matters” beginning on page 132 of this joint proxy statement/prospectus for a summary of Orthofix’s obligations to SeaSpine employees during the specified periods following the effective time).

Keith Valentine Employment Agreement

On April 28, 2015, SeaSpine entered into an employment agreement with Keith Valentine, pursuant to which he serves as SeaSpine’s chief executive officer. Mr. Valentine’s employment commenced May 1, 2015 and, his employment under that agreement was amended on April 30, 2019 to extend Mr. Valentine’s employment with SeaSpine through the date his employment is terminated. Absent the amendment, his employment under the employment agreement would have terminated on May 1, 2019. Mr. Valentine’s employment remains “at-will” and may be terminated by either us or Mr. Valentine, with or without cause.

If Mr. Valentine’s employment is terminated within twelve months following a change in control by SeaSpine other than for cause, death or disability, or by Mr. Valentine for good reason, then he will be entitled to, in addition to accrued amounts:

•	a lump sum payment equal to 2.99 times the sum of his annual base salary and target bonus opportunity;

•	company-subsidized healthcare continuation coverage for Mr. Valentine and his dependents for up to eighteen months after his termination date;

•	the vesting of any equity awards that are outstanding immediately prior to such termination and that vest solely based on the passage of time will be accelerated; and

•	eligibility to receive a pro-rated annual bonus for the year in which the termination occurs.

Mr. Valentine’s right to receive the severance payments described above is subject to Mr. Valentine executing a general release of claims in SeaSpine’s favor. In addition, to the extent that any payment or benefit received in connection with a change in control would be subject to an excise tax under Section 4999 of the Code, such payments and/or benefits will be subject to a “best pay cap” reduction, if such reduction would result in a greater net after-tax benefit to Mr. Valentine than receiving the full amount of such payments.

Senior Leadership Retention and Severance Plan

In January 2016, SeaSpine’s compensation committee adopted the Senior Leadership Retention and Severance Plan, or the Severance Plan. The Severance Plan provides SeaSpine’s named executive officers (other than Mr. Valentine, who is not an eligible participant) and the other members of its senior leadership team with certain severance benefits.

Under the Severance Plan, if a participant’s employment is terminated within twelve months following a change in control by SeaSpine without cause (and other than by reason of death or disability) or by the participant for good reason, then the participant will be entitled to the following payments and benefits:

•	a lump sum payment equal to two times his or her annual base salary, less his or her accrued but unused paid time off;

•

a lump sum payment equal to the estimated monthly premium cost of continuing health care coverage (including, without limitation, medical, dental and vision coverage) for the participant and his or her dependents who are covered immediately prior to the termination under the federal law known as COBRA for twenty-four months; and

•	accelerated vesting of any equity awards that are outstanding immediately prior to such termination and that vest solely based on the passage of time.

A participant’s right to receive the severance payments pursuant to the Senior Leadership Retention and Severance Plan is contingent on the individual signing and delivering to us a general release of claims in our favor. In addition, to the extent that any payment or benefit received in connection with a change in control would be subject to an excise tax under Section 4999 of the Code, such payments and/or benefits will be subject to a “best pay cap” reduction, if such reduction would result in a greater net after-tax benefit to the participant than receiving the full amount of such payments.

Golden Parachute Compensation - SeaSpine

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each named executive officer of SeaSpine that is based on or otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules and in this section such term is used to describe the merger-related compensation to which SeaSpine named executive officers may become entitled by reason of the merger.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

The relevant price per share of SeaSpine common stock is $5.95, which was the average closing price per share of SeaSpine common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on October 11, 2022;

•	The merger occurs on December 31, 2022, which is the assumed completion date of the merger solely for purposes of the disclosure in this section; and

•	No named executive officer enters into new agreements or is otherwise legally entitled to, prior to the effective time of the merger, additional compensation or benefits.

•

Each named executive officer of SeaSpine experiences a qualifying termination following a change in control as defined in the relevant SeaSpine plans and agreements, on the assumed merger date of December 31, 2022, and immediately following the completion of the merger.

As a result of these assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by SeaSpine’s executive officers may materially differ from the amounts set forth in this section.

Quantification of Potential Payments to SeaSpine’s Named Executive Officers

The following table sets forth the amounts of payments and benefits that each of SeaSpine’s named executive officers will receive in connection with the merger, assuming (i) the merger is completed on December 31, 2022, (ii) that each of the named executive officers experienced an involuntary termination without cause or a resignation for good reason (as such terms are defined in Mr. Valentine’s employment agreement or, with respect to the other SeaSpine named executive officers, under the SeaSpine Senior Leadership Retention and Severance Plan) in connection with the change of control, and (iii) the price per share of SeaSpine common stock is $5.95, which was the average closing price of a SeaSpine ordinary share on the Nasdaq for the first five business days following the first public announcement of the merger on October 11, 2022. These payments and benefits are the subject of a non-binding advisory vote of SeaSpine shareholders, as described under “SeaSpine Proposal II: Advisory Vote On Merger-Related Compensation.”

Golden Parachute Compensation

Name	Cash ($)		Equity ($)(4)	Perquisites/benefits ($)(5)	Total ($)(6)
Keith C. Valentine	4,292,700	(1)	1,793,056	15,872	6,101,628
John J. Bostjancic	920,000	(2)	390,528	21,163	1,331,691
Beau Standish	531,080	(2)(3)	0	0	531,080

(1)

Includes the following lump sum payment for Mr. Valentine: $3,677,700 which is equal to 2.99x the sum of base salary and target bonus, plus $615,000 which is equal to the pro-rated annual bonus assuming the triggering event took place on December 31, 2022. This payment is a “double trigger” benefit and would be paid only upon the qualifying termination of Mr. Valentine’s employment within 12 months following completion of the merger.

(2)

Includes the following lump sum payments equal to 2x base salary: Mr. Bostjancic: $920,000; and Mr. Standish: $531,080. All such payments are “double trigger” benefits and would be paid only upon the qualifying termination of the executive officer’s employment within 12 months following completion of the merger.

(3)	Mr. Standish is paid in Canadian dollars. Canadian Dollar amounts were converted to U.S. dollars based on an average annual exchange rate of 1 Canadian Dollar to 0.781 US Dollars.
(4)

The amounts represent the full value of the “double trigger” accelerated vesting of outstanding unvested SeaSpine RSUs (based on the assumptions described above), calculated based upon the product of (i) the potential number of RSUs accelerated upon termination and (ii) the average closing price per share of SeaSpine common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on October 11, 2022 ($5.95). None of the named executive officers have any stock options or restricted stock outstanding. As described in the section above titled “Treatment of SeaSpine Options and Other SeaSpine Equity-Based Awards,” these equity awards will be assumed by Orthofix and converted into Orthofix awards (assuming the SeaSpine named executive officer is a continuing employee as of immediately following the merger). For additional information regarding the SeaSpine named executive officers’ equity awards, see the section titled “Treatment of SeaSpine Options and Other SeaSpine Equity-Based Awards” above. The values in the equity column of the tables above reflect the accelerated vesting terms under Mr. Valentine’s employment agreement and, with respect to the other SeaSpine named executive officers, under the SeaSpine Senior Leadership Retention and Severance Plan. No value has been included for any outstanding stock options since all SeaSpine Options are currently underwater. Pursuant to the terms of the SeaSpine Equity Plan and SeaSpine Inducement Plan, all such options may be exercisable up to the end of their original term in the event the named executive officer experiences a qualifying termination (as such term is defined in the plans).

(5)

Represents the cost of payment of premiums for COBRA benefit continuation for each named executive and any eligible dependents for 24 months (18 months for Mr. Valentine) following the executive’s termination of employment. All such payments are “double trigger” benefits and would be paid only upon the qualifying termination of the executive officer’s employment within 12 months following completion of the merger.

(6)

This amount includes the aggregate dollar value of the sum of all amounts reported in the preceding columns. If any of the amounts provided for under Mr. Valentine’s employment agreement and, with respect to the other SeaSpine named executive officers, under the SeaSpine Senior Leadership Retention and Severance Plan or otherwise payable to any of the SeaSpine named executive officers would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the SeaSpine named executive officer would be entitled to receive either full payment of his or her benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer.

SEASPINE PROPOSAL II: ADVISORY VOTE ON MERGER-RELATED COMPENSATION

SeaSpine is providing its stockholders with the opportunity to cast an advisory (non-binding) vote to approve the compensation that will or may be paid or provided by SeaSpine to its named executive officers in connection with the merger, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.

The compensation that SeaSpine’s named executive officers may be entitled to receive from SeaSpine in connection with the merger is summarized in the table under “Interests of SeaSpine’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to SeaSpine’s Named Executive Officers” beginning on page 148 of this joint proxy statement/prospectus. That summary includes all compensation and benefits that will or may be paid or provided by SeaSpine to its named executive officers in connection with the merger, including as a result of a termination of employment in connection with the merger.

The SeaSpine Board encourages you to review carefully the information regarding the compensation that will or may be paid or provided by SeaSpine to its named executive officers in connection with the merger disclosed in this joint proxy statement/prospectus.

The SeaSpine Board unanimously recommends that the stockholders of SeaSpine approve the following resolution:

“RESOLVED, that the stockholders of SeaSpine approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by SeaSpine to its named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of this joint proxy statement/prospectus entitled “Interests of SeaSpine’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to SeaSpine’s Named Executive Officers” including the footnotes to the table and the related narrative disclosures.”

The vote on the SeaSpine merger-related compensation proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote for the adoption of the merger agreement and vote against the SeaSpine merger-related compensation proposal and vice versa. Because the vote on the SeaSpine merger-related compensation proposal is advisory only, it will not be binding on either SeaSpine or Orthofix. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation payments that are contractually required to be paid by SeaSpine to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of SeaSpine stockholders.

The affirmative vote of holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy at the SeaSpine special meeting will be required to approve, on an advisory (non-binding) basis, the SeaSpine merger-related compensation proposal.

THE SEASPINE BOARD UNANIMOUSLY RECOMMENDS THAT SEASPINE STOCKHOLDERS VOTE “FOR” THE SEASPINE MERGER-RELATED COMPENSATION PROPOSAL.

SEASPINE PROPOSAL III: ADJOURNMENT OF THE SEASPINE SPECIAL MEETING

SeaSpine stockholders are being asked to approve a proposal that will give the chair of the SeaSpine special meeting authority to adjourn the SeaSpine special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the SeaSpine special meeting or any adjournment or postponement thereof. If this proposal is approved, the SeaSpine special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the SeaSpine special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by SeaSpine consistent with the terms of the merger agreement or with the consent of Orthofix.

If the SeaSpine special meeting is adjourned, SeaSpine stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the SeaSpine adjournment proposal, your shares will be voted in favor of the SeaSpine adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the SeaSpine adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of holders of a majority of the voting power of the shares of SeaSpine common stock entitled to vote on the proposal represented in person or by proxy at the SeaSpine special meeting will be required to approve the SeaSpine adjournment proposal.

THE SEASPINE BOARD UNANIMOUSLY RECOMMENDS THAT SEASPINE STOCKHOLDERS VOTE “FOR” THE SEASPINE ADJOURNMENT PROPOSAL.

ORTHOFIX PROPOSAL II: ADJOURNMENT OF THE ORTHOFIX SPECIAL MEETING

Orthofix stockholders are being asked to approve a proposal that will give the chair of the Orthofix special meeting authority to adjourn the Orthofix special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes at the time of the Orthofix special meeting, or any adjournment or postponement thereof, to approve the share issuance in connection with the merger. If this proposal is approved, the Orthofix special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Orthofix special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Orthofix consistent with the terms of the merger agreement or with the consent of SeaSpine.

If the Orthofix special meeting is adjourned, Orthofix stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the share issuance but do not indicate a choice on the Orthofix adjournment proposal, your shares will be voted in favor of the Orthofix adjournment proposal. But if you indicate that you wish to vote against the approval of the share issuance, your shares will only be voted in favor of the Orthofix adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of a majority in voting power of the shares of Orthofix common stock present in person or represented by proxy and entitled to vote on the proposal will be required to approve the Orthofix adjournment proposal.

THE ORTHOFIX BOARD UNANIMOUSLY RECOMMENDS THAT ORTHOFIX STOCKHOLDERS VOTE “FOR” THE ORTHOFIX ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On October 10, 2022, Orthofix and SeaSpine entered into an agreement for the purchase of all outstanding shares of SeaSpine in exchange for 0.4163 ordinary shares of Orthofix (the “Proposed Merger”). The Proposed Merger is expected to close in the first quarter of 2023, subject to approval by both companies’ shareholders and customary closing conditions and regulatory approvals.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022, combines the historical consolidated balance sheets of Orthofix and SeaSpine, giving effect to the Proposed Merger and related transactions (collectively, the “Proposed Transactions”), as if they had occurred on September 30, 2022. The related transactions include the impact of transaction costs and the debt repayment connected with the Proposed Merger. The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2021, and nine months ended September 30, 2022, combine the historical consolidated statements of operations of Orthofix and SeaSpine, giving effect to the Proposed Transactions as if they had occurred on January 1, 2021. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 also includes the historical consolidated statement of operations of 7D Surgical, Inc. (“7D Surgical”), giving effect to the acquisition of 7D Surgical by SeaSpine, which occurred on May 20, 2021, and the associated financing as if they had occurred on January 1, 2021.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information should be read in conjunction with the following:

•

Historical consolidated financial statements of Orthofix as of and for the year-ended December 31, 2021, included in Orthofix’s Annual Report on Form 10-K filed with the SEC on February 25, 2022, and the historical unaudited consolidated financial statements of Orthofix as of and for the fiscal quarter and nine-month period ended September  30, 2022, included in Orthofix’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

•

Historical consolidated financial statements of SeaSpine as of and for the year-ended December 31, 2021, included in SeaSpine’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and the historical unaudited consolidated financial statements of SeaSpine as of and for the fiscal quarter and nine-month period ended September  30, 2022, included in SeaSpine’s Quarterly Report on Form 10-Q filed with the SEC on November 3, 2022.

•	Historical financial information of 7D Surgical for the year-ended March 31, 2021, included in SeaSpine’s Current Report on Form 8-K/A filed with the SEC on July 28, 2021.

The unaudited pro forma condensed combined financial information has been prepared by Orthofix using the acquisition method of accounting in accordance with GAAP. The acquisition accounting for the transactions is dependent upon certain valuation and other analyses that have yet to progress to a stage where there is sufficient information for a definitive measurement. The consummation of the Proposed Transactions remains subject to the satisfaction of customary conditions and there can be no assurance that the Proposed Transactions will occur on or before a certain time on the terms described herein, or at all.

The assets and liabilities of SeaSpine have been measured using various preliminary estimates based on currently available information that Orthofix believes to be reasonable. The actual impact of purchase accounting on the financial position and results of operations may differ from these pro forma amounts as additional information becomes available and as additional analyses are performed. Such differences could have a material impact on the unaudited pro forma condensed combined financial information.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the effects of expected cost savings or expected increases in costs, opportunities to earn additional revenue or potential loss of certain revenue, or other management adjustments, and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical benefits of the combined company would have been had the two companies been combined during these periods.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

(in thousands)

	Historical Orthofix	Pro forma SeaSpine (Note 6)	Pro forma Adjustments (Note 4)	Note	Pro forma Combined
ASSETS
Current assets
Cash and cash equivalents	$51,660	$46,763	$(55,812)	A	$42,611
Accounts receivable, net of allowances	75,633	38,969	—		114,602
Inventories	100,277	83,993	24,008	B(i)	208,278
Prepaid expenses and other current assets	19,325	5,141	—		24,466

Total current assets	246,895	174,866	(31,804)		389,957
Property, plant and equipment, net	57,820	56,360	—		114,180
Intangible assets, net	47,513	36,532	23,168	B(ii)	107,213
Goodwill	71,317	84,595	(61,433)	B(iii)	94,479
Deferred income taxes	1,544	—	—		1,544
Other long-term assets	24,571	21,771	(263)	C	46,079

Total assets	$449,660	$374,124	$(70,332)		$753,452

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$28,003	$17,778	$(171)	A	$45,610
Current portion of finance lease liability	638	—	—		638
Other current liabilities	49,007	37,269	(4,179)	A	82,097

Total current liabilities	77,648	55,047	(4,350)		128,345
Long-term debt	—	25,812	(25,812)	C	—
Long-term portion of finance lease liability	19,407	—	—		19,407
Other long-term liabilities	19,066	18,806	—		37,872

Total liabilities	116,121	99,665	(30,162)		185,624
Contingencies
Shareholders’ equity
Common shares	2,001	372	1,229	D	3,602
Additional paid-in capital	328,387	593,306	(334,705)	D	586,988
Retained earnings (accumulated deficit)	8,313	(319,654)	293,741	D	(17,600)
Accumulated other comprehensive income (loss)	(5,162)	435	(435)	D	(5,162)

Total stockholders’ equity	333,539	274,459	(40,170)		567,828

Total liabilities and stockholders’ equity	$449,660	$374,124	$(70,332)		$753,452

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(in thousands, except per share data)

	Historical Orthofix	Pro forma SeaSpine (Note 6)	Pro forma Adjustments (Note 4)	Note	Pro forma Combined
Net Sales	$338,484	$175,978	$—		$514,462
Cost of sales	90,491	80,443	—		170,934

Gross profit	247,993	95,535	—		343,528
Sales and marketing	169,486	80,131	—		249,617
General and administrative	54,496	35,955	—		90,451
Research and development	35,913	19,985	—		55,898
Acquisition-related amortization and remeasurement	(9,678)	5,525	(1,747)	B(ii)	(5,900)

Operating income (loss)	(2,224)	(46,061)	1,747		(46,538)
Interest expense, net	(1,059)	(663)	663	C	(1,059)
Other expense, net	(7,436)	(313)	—		(7,749)

Income (loss) before income taxes	(10,719)	(47,037)	2,410		(55,346)
Income tax benefit (expense)	(1,968)	986	—	E	(982)

Net income (loss)	$(12,687)	$(46,051)	$2,410		$(56,328)

Per common share data (Note 5):
Net loss per share:
Basic and diluted	$(0.63)	$(1.25)			$(1.57)
Weighted-average number of common shares:
Basic and diluted	20,007	36,833			35,953

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except per share data)

	Historical Orthofix	Pro forma SeaSpine (Note 6)	Pro forma Adjustments (Note 4)	Note	Pro forma Combined
Net Sales	$464,479	$197,963	$—		$662,442
Cost of sales	114,914	93,358	24,008	B(i)	232,280

Gross profit	349,565	104,605	(24,008)		430,162
Sales and marketing	221,318	93,542	—		314,860
General and administrative	69,353	44,483	25,650	A	139,486
Research and development	49,621	24,782	—		74,403
Acquisition-related amortization and remeasurement	17,588	7,255	(2,219)	B(ii)	22,624

Operating income (loss)	(8,315)	(65,457)	(47,439)		(121,211)
Interest expense, net	(1,837)	(293)	30	C	(2,100)
Other income (expense), net	(3,343)	5,487	—		2,144

Income (loss) before income taxes	(13,495)	(60,263)	(47,409)		(121,167)
Income tax benefit (expense)	(24,884)	1,100	—	E	(23,784)

Net income (loss)	$(38,379)	$(59,163)	$(47,409)		$(144,951)

Per common share data (Note 5):
Net loss per share:
Basic and diluted	$(1.95)	$(1.76)			$(4.07)

Weighted-average number of common shares:
Basic and diluted	19,691	33,604			35,637

ORTHOFIX MEDICAL INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(amounts in thousands except share and per share data)

1. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (referred to as management adjustments). Orthofix has elected not to present management adjustments and will only be presenting transaction accounting adjustments related to the accounting for the Proposed Transactions (the “pro forma adjustments”) in the unaudited pro forma condensed combined financial information. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary to assist in understanding the post-combination company upon consummation of the Proposed Transactions.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022, have been prepared by combining the Orthofix and SeaSpine statements of operations for the period and applying the related pro forma adjustments. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021, have been prepared by combining the Orthofix and SeaSpine results for the year ended December 31, 2021, and including the pre-consolidation results of 7D Surgical, which was acquired by SeaSpine on May 20, 2021, for the period from January 1, 2021, to May 19, 2021, and applying the related pro forma adjustments to each period described below.

The pro forma adjustments have been prepared as if the Proposed Transactions related to SeaSpine occurred on September 30, 2022, for the unaudited pro forma condensed combined balance sheet and on January 1, 2021, for the unaudited pro forma condensed combined statements of operations. The pro forma adjustments for the year ended December 31, 2021, also reflect the impact of SeaSpine’s acquisition of 7D Surgical, as if it occurred on January 1, 2021. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments.

Upon completion of the Proposed Merger, Orthofix will control SeaSpine, and accordingly will be the accounting acquirer. The unaudited pro forma condensed combined financial information has been prepared by Orthofix using the acquisition method of accounting in accordance with GAAP. Under this method, the aggregate consideration will be allocated to SeaSpine’s assets acquired and liabilities assumed based upon their acquisition date estimated fair values. The excess of purchase price over the fair value of assets acquired and liabilities assumed will be allocated to goodwill. The unaudited pro forma condensed combined financial information is based on preliminary estimates of the fair value of the assets and liabilities to be acquired, which requires significant assumptions. Orthofix management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the transactions and that the pro forma adjustments in the unaudited pro forma condensed combined financial information gives appropriate effect to the assumptions. These assumptions may change upon the finalization of the fair value, which would have a corresponding impact on the pro forma financial information.

The unaudited pro forma condensed combined financial information does not reflect the impact of any potential restructuring or integration activities that have yet to be determined, nor the impact of possible cost or growth synergies expected to be achieved by the combined company, as no assurance can be made that such cost or growth synergies will be achieved.

The accounting policies followed in preparing the unaudited pro forma condensed combined financial information are those used by Orthofix as set forth in the historical financial statements. The unaudited pro forma condensed combined financial information reflects any material adjustments known at this time to conform SeaSpine historical financial information to Orthofix’s significant accounting policies based on Orthofix management’s review of SeaSpine’s summary of significant accounting policies, as disclosed in the SeaSpine historical financial statements. Upon completion of the acquisition and a more comprehensive comparison and assessment, additional differences may be identified.

The consummation of the Proposed Merger remains subject to the satisfaction of certain conditions, including approval of SeaSpine shareholders to adopt the Proposed Merger, approval Orthofix shareholders relating to the issuance of Orthofix common stock, and regulatory approval, and there can be no assurance that the Proposed Transactions will occur on or before a certain time on the terms described herein, or at all.

2. Preliminary Consideration

The preliminary consideration is calculated as follows:

Share Consideration:
SeaSpine shares outstanding (i)	38,365,440
Orthofix exchange ratio	0.4163

Orthofix common shares to be issued in exchange for SeaSpine shares (i)	15,971,532
Orthofix closing share price (ii)	$15.84

Estimated fair value of Orthofix share consideration	252,989
Estimated fair value of Orthofix equity awards to be issued in exchange for SeaSpine equity awards (iii)	7,213

Total Estimated Purchase Price	$260,202

(i)

The SeaSpine shares outstanding of 38,365,440 includes 61,435 unvested restricted shares and 1,248,648 exchangeable shares, all of which will be replaced in exchange for Orthofix shares. The 61,435 unvested restricted shares represents the portion of the total unvested restricted shares of 147,443 for which the required service period has been completed prior to the acquisition date. The fair value of the remaining unvested restricted shares will be expensed over the future service period.

(ii)

The share price is based on an assumed transaction date of October 27, 2022, and will be adjusted to reflect the share price on the date of closing. Any change in the share price will have an associated impact on the total fair value of the consideration.

(iii)

The outstanding equity awards of SeaSpine (including stock options and restricted stock units) will be exchanged for awards of Orthofix. This represents the estimated fair value of the portion of the SeaSpine awards for which the required service period has been completed at the time of the acquisition. The remaining estimated fair value will be recorded as compensation expense over the remainder of the service period associated with the awards. The fair value of the Orthofix replacement awards will be compared to the fair value of the SeaSpine awards at the acquisition date and any difference will also be recorded as additional compensation expense over the remaining service period. The treatment of the SeaSpine equity awards is further described in section “The Merger Agreement — Treatment of SeaSpine Equity Awards.”

The estimated value of the consideration does not purport to represent the actual value of the total consideration that will be received by the SeaSpine stockholders when the Proposed Merger is completed. The fair value of the equity securities issued as consideration will be measured on the closing date of the Proposed Merger at the then-current market price per share of Orthofix common stock. As a result of the subsequent fair value measurement of these securities, total consideration will likely change from what is presented in this calculation. For example, an increase or decrease of 10% in the price of Orthofix’s common stock on the closing date of the Proposed Merger compared to the price of Orthofix’s common stock assumed in the estimated fair value of the consideration would change the value of the preliminary consideration by approximately $26,020, which would be reflected as a corresponding increase or decrease to goodwill.

3. Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed

The preliminary purchase price allocation based on management’s preliminary estimate of their respective fair values is as follows:

	SeaSpine	Fair Value Adjustment		Fair Value	Goodwill Calculation
Total estimated purchase price					$260,202
Inventories	$83,993	$24,008	(i)	$108,001
Intangible assets, net	36,532	23,168	(ii)	59,700
All other assets (excluding goodwill)	169,004	—		169,004

Total assets	$289,529	$47,176		$336,705

Deferred tax liability, net	$3,182	$—	(iii)	$3,182
All other liabilities	96,483	—		96,483

Total liabilities	$99,665	$—		$99,665

Fair value of net assets (excluding goodwill)					237,040

Estimated goodwill					$23,162

(i)

The preliminary fair value of work-in-process and finished goods inventory utilizes a sales comparison approach which estimates the selling price of the inventory in completed condition less costs of disposal and a reasonable profit allowance for the selling effort.

(ii)

The preliminary fair value of the identifiable intangible assets is determined using variations of the income approach, namely the multi-period excess earnings and relief from royalty methodologies. The most significant assumptions applied in the development of the intangible asset fair values include: the amount and timing of future cash flows, the selection of discount and royalty rates, and the assessment of the asset’s economic life. Final identifiable intangible asset valuation results may differ from the pro forma estimates if the above assumptions and methodologies are modified or if additional intangible assets are identified. The final valuation will be completed within 12 months of the completion of the merger.

(iii)

A deferred tax liability associated with the fair value adjustments has not been reflected in the purchase price allocation as any such liability is expected to be offset by an unrecognized deferred tax asset of SeaSpine recorded in the same jurisdiction.

The preliminary estimates are based on the data available to Orthofix and may change upon completion of the final purchase price allocation. Any change in the estimated fair value of the assets and liabilities acquired or the estimated fair value of the consideration will have a corresponding impact on the amount of goodwill recorded. A change in identifiable intangible assets will have a direct impact on the amount of amortization recorded against income in future periods. The impact of any changes in the purchase price allocation could have a material impact on the amounts presented in the unaudited pro forma condensed combined financial information in future periods.

4. Pro forma Adjustments

(A)	Reflects the impact on cash related to the Proposed Transactions including the following:

Amount
Repayment of SeaSpine outstanding borrowings	$25,812
Payment of transaction costs (i)	30,000

Pro forma adjustment	$55,812

(i)	Represents the total estimated transaction costs including $4,350 incurred and accrued by SeaSpine and Orthofix prior to September 30, 2022.

(B)	Represents the impact of the preliminary purchase price allocation as described in Note 3, including:

(i)

Increase in inventories to preliminary fair value, which considers book value for raw materials and margins and costs to complete for work-in-process and finished goods. The fair value adjustment to inventories is estimated to be expensed over a period of 12 months, which is reflected as a pro forma adjustment in cost of sales. This charge will be included in the combined company’s statement of operations subsequent to the merger and is expected to be released over the normal sales cycle, which is estimated to be approximately 12 months.

(ii)

Recognition of the intangible assets at the preliminary fair value, offset by the historical intangible assets of SeaSpine and the associated impact on amortization expense. The pro forma adjustment was calculated as follows:

	Preliminary Fair Value	Estimated Weighted Average Useful Life (in years)	Amortization Expense
			Year Ended December 31, 2021	Nine Months Ended September 30, 2022
Developed Technology	$33,100	10	$3,310	$2,483
Customer relationships	19,000	11	1,727	1,295
IPR&D (a)	7,600	indefinite	—	—

	$59,700
Less: SeaSpine amortization expense (b)			(7,256)	(5,525)

Pro forma adjustment			$(2,219)	$(1,747)

(a)

IPR&D assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the research and development period after the closing date of the combination, these assets will not be amortized. Such IPR&D projects will become amortizable when applicable products, which are currently in various stages of development, receive FDA approval, upon which Orthofix will begin to record amortization expense.

(b)

SeaSpine amortization expense includes the historical amortization expense of SeaSpine and the pro forma impact of its acquisition of 7D Surgical, the total of which is included in the pro forma SeaSpine results in the condensed combined pro forma statement of operations for the year ended December 31, 2021.

(iii)

The pro forma adjustment of $61,433 represents the preliminary estimate of goodwill of $23,162, offset by SeaSpine’s historical goodwill of $84,595. The goodwill, which is attributable to long-term advancements in Orthofix’s technology, synergies in operations, the assembled workforce, and growth through new channels to be achieved from the combined operations of Orthofix and SeaSpine, represents the excess of total consideration over the preliminary fair value of net assets acquired and liabilities assumed.

The pro forma adjustments resulting from the purchase price allocation are based on preliminary estimates, as described above, and may be revised upon finalization of the fair value estimates. The impact of such adjustments may have a material impact on the pro forma financial information. For example, an increase or decrease of 15% in the fair value of intangible assets on the closing date of the Proposed Merger from the fair value of intangible assets assumed in the unaudited pro forma condensed combined financial information would change the value of the intangible assets approximately by $8,955, which would be reflected as a corresponding increase or decrease to straight-line amortization expense of $756 assuming an average useful life of 10 and 11 years for developed technology and customer relationships, respectively. Similarly, a change in the estimated purchase price of 10% would result in a change of $26,020 to the purchase price and a corresponding change in the goodwill.

(C)

Represents the impact of the repayment of SeaSpine’s historical borrowings with cash on hand at the time of the Proposed Merger including the elimination of the related interest expense and the write-off of unamortized debt issuance costs.

(D)	Represents the impact of the Proposed Transactions, including the following:

	Eliminate Historical SeaSpine	Share Consideration (i)	Other items (ii)	Pro forma Adjustment
Common shares	$(372)	$1,601	$—	$1,229
Additional paid-in capital	(593,306)	258,601	—	(334,705)
Retained Earnings (accumulated deficit)	319,654	—	(25,913)	293,741
Accumulated other comprehensive income (loss)	(435)	—	—	(435)

Total	$(274,459)	$260,202	$(25,913)	$(40,170)

(i)

Represents the issuance of Orthofix shares as consideration based on the estimated share price of $15.84, which is the closing share price on October 27, 2022 (See Note 2). This amount includes Orthofix shares issued in exchange for 147,443 unvested restricted shares of SeaSpine.

(ii)	Represents the impact of the estimated nonrecurring transaction costs of $25,650 and the write-off of unamortized debt issuance costs of $263 related to the repayment of SeaSpine’s historical debt.

(E)

A tax benefit for the pre-tax pro forma adjustments has not been recorded. Orthofix determined that it is not more likely than not that it would be able to realize the tax benefits from the pro forma costs due to historical losses and the existing valuation allowance.

5. Earnings Per Share

The pro forma basic and diluted weighted average shares outstanding have been calculated as if the shares to be issued in the Proposed Merger had been issued and outstanding as of January 1, 2021. There were 4,226,103 and 4,679,460 weighted average outstanding stock options, unvested restricted shares and restricted stock units excluded from the diluted weighted average number of shares outstanding for the year ended December 31, 2021 and nine months ended September 30, 2022, respectively, because inclusion of these awards was anti-dilutive. These amounts include the rollover of SeaSpine’s stock options, unvested restricted shares and restricted stock units, subsequent to the Orthofix exchange ratio, in addition to Orthofix’s weighted average outstanding stock options and restricted stock units.

(Amounts in thousands, except per share data)	Year Ended December 31, 2021	Nine Months Ended September 30, 2022
Net loss	$(144,951)	$(56,328)
Basic and diluted - weighted average shares outstanding (i)	35,637	35,953
Net loss per share:
Basic and diluted	$(4.07)	$(1.57)

(i)

Represents the historical weighted average shares outstanding of Orthofix plus 15,946 shares of Orthofix common stock to be issued to SeaSpine stockholders in exchange for SeaSpine common shares outstanding and exchangeable shares and after giving effect to the exchange ratio of 0.4163.

6. Pro Forma SeaSpine

Represents the historical information of SeaSpine, as adjusted, to reflect the pro forma impact of SeaSpine’s acquisition of 7D Surgical and to reflect reclassifications made to align SeaSpine’s financial statements to Orthofix’s financial reporting presentation.

SeaSpine Unaudited Reclassified Condensed Balance Sheet

As of September 30, 2022

(in thousands)

	Historical SeaSpine	Reclassification (i)	Pro forma SeaSpine
ASSETS
Current assets:
Cash and cash equivalents	$46,763	$—	$46,763
Trade accounts receivable, net	38,969	—	38,969
Inventories	83,993	—	83,993
Prepaid expenses and other current assets	5,141	—	5,141

Total current assets	174,866	—	174,866
Property, plant and equipment, net	56,360	—	56,360
Right of use assets	16,347	(16,347)	—
Intangible assets, net	36,532	—	36,532
Goodwill	84,595	—	84,595
Long-term trade receivable	4,568	(4,568)	—
Other assets	856	20,915	21,771

Total assets	$374,124	$—	$374,124

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable, trade	$ 17,778	$—	$17,778
Accrued compensation	9,578	(9,578)	—
Accrued commissions	12,457	(12,457)	—
Short-term lease liability	2,412	(2,412)	—
Deferred revenue	2,137	(2,137)	—
Other accrued expenses and current liabilities	10,685	(10,685)	—
Other current liabilities	—	37,269	37,269

Total current liabilities	55,047	—	55,047
Long-term borrowings under credit facility	25,812	—	25,812
Long-term lease liability	15,124	(15,124)	—
Deferred tax liability, net	3,182	(3,182)	—
Other liabilities	500	18,306	18,806

Total liabilities	99,665	—	99,665
Stockholders’ equity
Common stock	372	—	372
Additional paid-in capital	593,306	—	593,306
Accumulated other comprehensive income	435	—	435
Accumulated deficit	(319,654)	—	(319,654)

Total Shareholders’ equity	274,459	—	274,459

Total liabilities and stockholders’ equity	$374,124	$—	$374,124

(i)	Reflects reclassification entries necessary to the condensed SeaSpine balance sheet to align with the condensed Orthofix financial statement presentation.

SeaSpine Unaudited Reclassified Condensed Statement of Operations

For the nine months ended September 30, 2022

(in thousands)

	Historical SeaSpine	Reclassification (i)	Pro forma SeaSpine
Total revenue, net	$174,158	$1,820	$175,978
Cost of goods sold	66,140	14,303	80,443

Gross profit	108,018	(12,483)	95,535
Operating expenses:
Selling and marketing	95,518	(15,387)	80,131
General and administrative	37,898	(1,943)	35,955
Research and development	18,095	1,890	19,985
Intangible amortization	2,568	(2,568)	—
Acquisition-related amortization and remeasurement	—	5,525	5,525

Total operating expenses	154,079	(12,483)	141,596

Operating loss	(46,061)	—	(46,061)
Interest expense, net	—	(663)	(663)
Other income (expense), net	(976)	663	(313)

Loss before income taxes	(47,037)	—	(47,037)
Benefit (provision) for income taxes	986	—	986

Net loss	$(46,051)	$—	$(46,051)

(i)

Reflects reclassification entries necessary to align SeaSpine with the condensed Orthofix financial statement presentation. The most significant adjustment is the reclassifications of instrument depreciation expense, instrument replacement costs and distribution costs from selling and marketing to cost of goods sold.

SeaSpine Unaudited Adjusted and Reclassified Condensed Statement of Operations

For the year ended December 31, 2021

(in thousands)

		7D Surgical (i)
		Historical
	SeaSpine Year Ended December 31, 2021	January 1, 2021 – May 19, 2021	Transaction Accounting Adjustments (i)	Reclassification (ii)	Pro Forma SeaSpine
Total revenue, net	$191,451	$4,037	$—	$2,475	$197,963
Cost of goods sold	76,864	1,233	1,123	14,138	93,358

Gross profit	114,587	2,804	(1,123)	(11,663)	104,605
Operating expenses:
Selling and marketing	107,299	1,783	—	(15,540)	93,542
General and administrative	42,944	3,890	—	(2,351)	44,483
Research and development	22,006	389	—	2,387	24,782
Intangible amortization	3,316	—	98	(3,414)	—
Acquisition-related amortization and impairment	—	—	—	7,255	7,255

Total operating expenses	175,565	6,062	98	(11,663)	170,062

Operating loss	(60,978)	(3,258)	(1,221)	—	(65,457)
Interest (expense), net	—	—	—	(293)	(293)
Other income (expense), net	5,532	(499)	161	293	5,487

Loss before income taxes	(55,446)	(3,757)	(1,060)	—	(60,263)
Benefit (provision) for income taxes	1,100	—	—	—	1,100

Net loss	$(54,346)	$(3,757)	$(1,060)	$—	$(59,163)

(i)

Represents the results of 7D Surgical for the period prior to the acquisition by SeaSpine. SeaSpine historical results include the impact of 7D Surgical from the date of acquisition through December 31, 2021. The 7D Surgical financial information prior to the acquisition was reported in Canadian Dollar and has been translated from CAD to the United States Dollar at a rate of 1.266 CAD to 1 USD, which represents the period-to-date average rate for the periods presented. The transaction accounting adjustments give effect to SeaSpine’s acquisition of 7D Surgical which occurred on May 20, 2021, and the related transactions as if it had occurred on January 1, 2021. The following transaction accounting adjustments have been made to reflect the impact of the acquisition of 7D Surgical and the associated transactions:

•

Reflect amortization expense adjustments to cost of goods sold related to acquired developed technology with a fair value of $31,000 and an estimated useful life of 11.5 years and to intangible amortization related to acquired other intangible assets with a fair value of $1,300 and an estimated useful life of 5.5 years.

•	Removal of the corresponding interest expense associated with SeaSpine’s repayment of all its borrowings under its credit facility with Wells Fargo Bank, National Association.

(ii)

Reflects reclassification entries necessary to align SeaSpine with the condensed Orthofix financial statement presentation. The most significant adjustment is the reclassification of instrument depreciation expense, instrument replacement costs and distribution costs from selling and marketing to cost of goods sold.

ORTHOFIX BENEFICIAL OWNERSHIP TABLE

The following table shows information as of November 10, 2022, regarding the beneficial ownership of Orthofix common stock by: (1) each director; (2) each named executive officer; and (3) each person known by Orthofix to beneficially own more than 5% of Orthofix shares. Unless otherwise noted, each person named in the table has sole voting power and sole investment power.

The calculations in the table below assume that there are 20,011,598 Orthofix shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. In computing the number of Orthofix shares beneficially owned by a person and the percentage ownership of that person, Orthofix has included Orthofix shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right, the conversion of any other security and the issuance of Orthofix shares upon the vesting and settlement of restricted stock units. The Orthofix shares that a shareholder has the right to acquire within 60 days, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address for all persons named below is c/o Orthofix Medical Inc., 3451 Plano Parkway, Lewisville, Texas 75056.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Catherine M. Burzik (1)	13,939	*
Wayne Burris (2)	5,546	*
Jason M. Hannon (3)	22,468	*
James F. Hinrichs (4)	86,344	*
Lilly Marks (5)	61,137	*
Michael E. Paolucci (6)	57,520	*
John E. Sicard (7)	45,232	*
Thomas A. West (8)	7,522	*
Jon C. Serbousek (9)	200,338	1.0%
Douglas C. Rice (10)	150,780	*
Kimberley A. Elting (11)	91,278	*
Kevin J. Kenny (12)	55,526	*
Paul W. Gonsalves (13)	2,671	*
All current directors and executive officers as a group (12 persons) (14)	797,630	4.0%
Principal shareholders:
BlackRock, Inc. (15)	3,393,759	17.0%
Segall Bryant & Hamill, LLC (16)	2,728,604	13.6%
The Vanguard Group, Inc. (17)	2,130,331	10.6%
Paradice Investment Management LLC (18)	991,865	5.0%

*	Represents less than one percent.

(1)

Reflects 2,623 shares owned directly, 5,976 shares issuable pursuant to deferred stock units that are vested or potentially issuable within 60 days of November 10, 2022, and 5,340 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.

(2)	Reflects 5,546 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.
(3)

Reflects 1,217 shares owned directly, 8,901 shares issuable pursuant to deferred stock units that are vested or potentially issuable within 60 days of November 10, 2022, and 12,350 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.

(4)

Reflects 37,533 shares owned directly, 18,811 shares issuable pursuant to deferred stock units that are vested or potentially issuable within 60 days of November 10, 2022, and 30,000 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.

(5)

Reflects 12,326 shares owned directly, 18,811 shares issuable pursuant to deferred stock units that are vested or potentially issuable within 60 days of November 10, 2022, and 30,000 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.

(6)

Reflects 8,709 shares owned directly, 18,811 shares issuable pursuant to deferred stock units that are vested or potentially issuable within 60 days of November 10, 2022, and 30,000 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.

(7)

Reflects 15,232 shares issuable pursuant to deferred stock units that are vested or potentially issuable within 60 days of November 10, 2022, and 30,000 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.

(8)	Reflects 160 shares owned directly and 7,362 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.
(9)	Reflects 47,533 shares owned directly and 152,805 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.
(10)	Reflects 53,778 shares owned directly and 97,002 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.
(11)	Reflects 29,430 shares owned directly and 61,848 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.
(12)	Reflects 18,210 shares owned directly and 37,316 shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of November 10, 2022.
(13)	Reflects 2,671 shares owned directly.
(14)	Excludes Mr. Gonsalves who resigned from Orthofix in April 2022.
(15)

Information obtained from a Schedule 13G/A filed with the SEC by BlackRock, Inc. (“BlackRock”) on January 27, 2022. The Schedule 13G/A discloses that BlackRock has sole power to vote or direct the vote of 3,348,067 shares, shared power to vote or direct the vote of 0 shares, sole power to dispose of or to direct the disposition of 3,393,759 shares, and shared power to dispose of or to direct the disposition of 0 shares. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(16)

Although no 13G/A was filed with the SEC by Segall Bryant & Hamill, LLC (“Segall”) in 2022, a Schedule 13F was filed on February 14, 2022 disclosing that Segall has sole power to vote or direct the vote of 2,076,977 shares, shared power to vote or direct the vote of 0 shares, sole power to dispose of or to direct the disposition of 2,728,604 shares, and shared power to dispose of or to direct the disposition of 0 shares. The address of Segall is 540 W. Madison, Chicago, IL 60661-2551.

(17)

Information obtained from a Schedule 13G/A filed with the SEC by The Vanguard Group, Inc. (“Vanguard”) on February 10, 2022. The Schedule 13G/A discloses that Vanguard has sole power to vote or direct the vote of 0 shares, shared power to vote or direct the vote of 15,351 shares, sole power to dispose of or to direct the disposition of 2,099,129 shares, and shared power to dispose of or to direct the disposition of 31,202 shares. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(18)

Information obtained from a Schedule 13G/A filed with the SEC by Paradice Investment Management LLC (“Paradice”) on February 10, 2022. The Schedule 13G/A discloses that Paradice has sole power to vote or direct the vote of 0 shares, shared power to vote or direct the vote of 621,719 shares, sole power to dispose of or to direct the disposition of 0 shares, and shared power to dispose of or to direct the disposition of 991,865 shares. The address of Paradice is 250 Fillmore Street, Suite 425, Denver, CO 80206.

SEASPINE BENEFICIAL OWNERSHIP TABLE

The following table shows information as of November 10, 2022, regarding the beneficial ownership of SeaSpine common stock by: (1) each director; (2) each named executive officer; and (3) each person known by SeaSpine to beneficially own more than 5% of SeaSpine shares. Unless otherwise noted, each person named in the table has sole voting power and sole investment power.

The calculations in the table below assume that there are 37,755,164 SeaSpine shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes voting or investment power with respect to securities. In computing the number of SeaSpine shares beneficially owned by a person and the percentage ownership of that person, SeaSpine has included SeaSpine shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right, the conversion of any other security and the issuance of SeaSpine shares upon the vesting of shares subject to restricted stock awards. The SeaSpine shares that a shareholder has the right to acquire within 60 days, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address for all persons named below is c/o SeaSpine Holdings Corporation, 5770 Armada Drive, Carlsbad, California 92008.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Keith C. Valentine (President, CEO and Director) (1)	1,107,658	2.9%
John J. Bostjancic (Chief Operating and Financial Officer) (2)	328,402	*
Beau Standish (President, Enabling Technologies) (3)	25,000	*
Kirtley C. Stephenson (4)	255,457	*
Stuart M. Essig (5)	590,473	1.6%
Keith Bradley (6)	164,929	*
Michael Fekete (7)	194,987	*
Renee Gaeta (8)	36,056	*
John B. Henneman, III (9)	158,991	*
Shweta Singh Maniar (10)	27,779	*
Angela Steinway (11)	23,725	*
All directors and executive officers as a group (11 persons) (12)	2,913,457	7.4%

Principal Stockholders/5% Beneficial Owners
First Light Asset Management, LLC (13)	7,065,907	18.7%
Blackrock, Inc. (14)	2,491,536	6.6%
Avidity Partners Management LP (15)	2,010,000	5.3%
Tru St Partnership LP and Provco Leasing Corporation (16)	2,004,847	5.3%

*	Represents beneficial ownership of less than 1% of outstanding SeaSpine shares.
(1)

Consists of 328,784 shares of common stock held by Mr. Valentine, 12,183 shares issuable pursuant to restricted stock units that are vested or potentially issuable within 60 days of November 10, 2022 and 766,691 shares of common stock that Mr. Valentine has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(2)

Consists of 100,269 shares of common stock held by Mr. Bostjancic, 5,575 shares issuable pursuant to restricted stock units that are vested or potentially issuable within 60 days of November 10, 2022 and 222,558 shares of common stock that Mr. Bostjancic has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(3)	Consists of 25,000 shares of common stock that Dr. Standish has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.
(4)

Consists of 9,700 shares of common stock held by the Kirtley & Leslie Stephenson 2014 Trust, 128,640 shares of common stock held by Mr. Stephenson, and 117,117 shares of common stock that Mr. Stephenson has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022. Mr. Stephenson is a trustee of the Kirtley & Leslie Stephenson 2014 Trust and he has shared investment power over the shares held by it.
(5)

Consists of 460,275 shares of common stock held by Dr. Essig, and 130,198 shares of common stock that Dr. Essig has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(6)

Consists of 88,592 shares of common stock held by Dr. Bradley, and 76,337 shares of common stock that Dr. Bradley has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(7)

Consists of 111,966 shares of common stock held by Mr. Fekete, and 83,021 shares of common stock that Mr. Fekete has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(8)	Consists of 36,056 shares of common stock held by Ms. Gaeta.
(9)

Consists of 82,654 shares of common stock held by Mr. Henneman, and 76,337 shares of common stock that Mr. Henneman has the right to acquire pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(10)	Consists of 27,779 shares of common stock held by Ms. Maniar.
(11)	Consists of 23,725 shares of common stock held by Ms. Steinway.
(12)

Consists of 1,398,440 shares of common stock, 17,758 shares issuable pursuant to restricted stock units that are vested or potentially issuable within 60 days of November 10, 2022 and 1,497,259 shares of common stock acquirable pursuant to outstanding options which are exercisable within 60 days of November 10, 2022.

(13)

First Light Asset Management, LLC (First Light) is deemed to be the beneficial owner of 6,847,707 shares of common stock by virtue of the fact that it acts as an investment adviser to certain persons holding separately managed accounts with First Light, each of whom has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares. Mathew P. Arens is also deemed to be the beneficial owner of these shares because he controls First Light in his position as managing member and majority owner of First Light. Mr. Arens also directly holds 150,000 in an individual capacity with sole control and 68,200 shares held in a joint account over which he shares control. The address of First Light and Mr. Arens is 3300 Edinborough Way, Suite 201, Edina, MN 55435. The foregoing information has been included solely in reliance upon, and without independent investigation of, the disclosures contained in the Schedule 13G/A filed by First Light and Mr. Arens with the SEC on February 14, 2022.

(14)

Blackrock, Inc. is the beneficial owner of 2,491,536 shares of common stock, and has sole dispositive power over all of these shares and has sole voting power over 2,446,101 of these shares. The address of Blackrock, Inc. is 55 East 52nd Street, New York, NY 10055. The foregoing information has been included solely in reliance upon, and without independent investigation of, the disclosures contained in the Schedule 13G/A filed by Blackrock, Inc. with the SEC on February 3, 2022.

(15)

Avidity Partners Management LP, Avidity Partners Management (GP) LLC, Avidity Capital Partners Fund (GP) LP, Avidity Capital Partners (GP) LLC, David Witzke, and Michael Gregory are the beneficial owners of 2,010,000 shares of common stock, and such parties share dispositive and voting power over all such shares. The address of all of the foregoing parties is 2828 N Harwood Street, Suite 1220, Dallas, TX, 75201. The foregoing information has been included solely in reliance upon, and without independent investigation of the disclosures contained in the Schedule 13G filed by the foregoing parties with the SEC on February 14, 2022.

(16)

Tru St Partnership LP (Tru St) may be deemed the beneficial owner of 1,997,068 shares of common stock. Provco Leasing Corporation is the corporate general partner of Tru St. Provco Leasing is also the beneficial owner of 7,779 shares of common stock. Tru St and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to, and to share the power to dispose of or direct the disposition of, 1,997,068 shares of common stock. Provco Leasing may be deemed to have sole power to vote or direct the vote of, and sole power to dispose or control the disposition of, 7,779 shares of common stock. The address of Tru St is 795 E. Lancaster Avenue, Suite 200, Villanova, PA 19085, and of Provco Leasing is 1105 N. Market Street, Suite 602, Wilmington, DE 19810. The foregoing information has been included solely in reliance upon, and without independent investigation of, the disclosures contained in the Schedule 13G/A filed by Tru St and Provco Leasing with the SEC on February 14, 2022.

DESCRIPTION OF CAPITAL STOCK OF ORTHOFIX

The following description of the terms of Orthofix capital stock is a summary only and is qualified by reference to the relevant provisions of Delaware law, Orthofix’s certificate and incorporation and Orthofix’s bylaws. Copies of Orthofix’s certificate of incorporation and Orthofix’s bylaws are incorporated by reference and will be sent to holders of SeaSpine common stock free of charge upon written or telephonic request. See “Comparison of the Rights of Orthofix Stockholders and SeaSpine Stockholders” and “Where You Can Find More Information” beginning on pages 174 and 192, respectively, of this joint proxy statement/prospectus.

Authorized Shares

Orthofix’s authorized capital stock consists of 50,000,000 shares of common stock, par value $0.10 per share. Orthofix’s certificate of incorporation does not provide for the issuance of preferred stock. The outstanding shares of Orthofix common stock are fully paid and nonassessable.

Common Stock

The Orthofix common stock carries the following rights:

•

Voting. Except as otherwise required by law, the holders of Orthofix common stock possess all voting power for the election of Orthofix’s directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the stockholders. Holders of Orthofix common stock are entitled to one vote per share on matters to be voted on by Orthofix stockholders. There are no cumulative voting rights with respect to the election of directors or any other matters.

•

Dividends and distributions. The holders of Orthofix common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the Orthofix Board, out of assets legally available for the payment of dividends thereon.

•

Liquidation, dissolution or winding up. In the event of the liquidation, dissolution or winding-up of Orthofix, whether voluntary or involuntary, holders of Orthofix common stock are entitled to participate in the distribution of any assets of Orthofix remaining after the corporation has paid, or provided for payment of, all debts and liabilities of the corporation.

•

Restrictions on transfer. Neither Orthofix’s certificate of incorporation nor Orthofix’s bylaws contain any restrictions on the transfer of Orthofix common stock. However, in the case of any transfer of shares, there may be restrictions imposed by applicable securities laws or by the terms of restricted share award grants.

•

Redemption, conversion or preemptive rights. Holders of Orthofix common stock have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Orthofix common stock.

Certain Anti-Takeover Provisions of Delaware Law and the Orthofix Certificate of Incorporation and Bylaws

Section 203 of the DGCL

Orthofix is subject to provisions of Delaware law, including Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder, unless certain exceptions apply. With certain exceptions, an “interested stockholder” is a person or group (other than the corporation and any direct or indirect majority owned subsidiary of the corporation) who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

For purposes of Section 203 of the DGCL, the term “business combination” is defined broadly to include, among other things, (i) mergers with or caused by the interested stockholder, (ii) sales or other dispositions to the interested stockholder (except proportionately with the corporation’s other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock, (iii) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (subject to certain exceptions), (iv) transactions that increase the proportionate share of any class or series of capital stock or securities convertible into capital stock of the corporation of the interested stockholder, and (v) receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 does not apply in the following situations: (i) prior to the date on which such stockholder becomes an interested stockholder, the board of directors approved the business combination or the transaction which resulted in the person becoming an interested stockholder, (ii) the interested stockholder owns at least 85% of the corporation’s voting stock upon consummation of the transaction which made the interested stockholder an interested stockholder (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock held by the interested stockholder) those shares owned (A) by persons who are directors and also officers of the corporation and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or after the date such person becomes an interested stockholder, the business combination is approved by the board of directors and is also approved at a stockholder meeting (and not by written consent) by 66-2/3% of the voting stock not owned by the interested stockholder.

Section 203 of the DGCL only applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or is held of record by more than 2,000 stockholders. A Delaware corporation may also elect in its original certificate of incorporation or an amendment thereto or in its bylaws (if adopted by the stockholders) not to be governed by Section 203 of the DGCL, subject to certain statutory requirements set forth in the DGCL.

No Cumulative Voting

Orthofix’s certificate of incorporation does not provide for cumulative voting.

Size of Board of Directors and Vacancies

Orthofix’s bylaws provide that the total number of Orthofix directors will be fixed from time to time by resolution by the Orthofix Board; provided that the number of directors constituting the Orthofix Board shall be no fewer than 6 and no greater than 15. Orthofix’s certificate of incorporation provides that any vacancies on the Orthofix Board and any newly-created directorships resulting from any increase in the authorized number of directors may be filled only by a majority of the directors then in office (and not by Orthofix’s stockholders), even if less than a quorum, or by a sole remaining director unless (1) the Orthofix Board determined by resolution that any such vacancy or newly created directorship shall be filled by the stockholders or (2) otherwise provided by law. Any directors so elected shall hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.

Amendment to Bylaws

Orthofix’s certificate of incorporation expressly authorizes the Orthofix Board to adopt, alter, amend, repeal and rescind the Orthofix bylaws. In addition, the Orthofix bylaws provide that the bylaws may be altered, amended or repealed and new bylaws may be made, by (1) the affirmative vote of the holders of not less than a majority of the voting power represented by the issued and outstanding shares of Orthofix entitled to vote thereon, at any annual or special meeting of stockholders, or (2) by a vote of the majority of the Orthofix Board present at any annual, regular or special meeting of the Orthofix Board at which a quorum is present, in each case subject to the notice requirements set forth in Orthofix bylaws.

Special Stockholder Meetings; Notice Requirements

Orthofix’s bylaws provide that a special meeting of stockholders may be called only (1) by the Orthofix Board pursuant to a resolution approved by a majority of the Orthofix Board or (2) by the secretary upon the written demand of the record holders of at least 25% of the voting power of the issued and outstanding shares of Orthofix who have complied with the requirements in Orthofix’s bylaws. Orthofix’s bylaws provide advance notice procedures for stockholders seeking to bring business before its annual meeting of stockholders or to nominate candidates for election as directors at its annual meeting of stockholders. Orthofix’s bylaws also specify certain requirements regarding the form and content of a valid stockholder notice.

COMPARISON OF THE RIGHTS OF ORTHOFIX STOCKHOLDERS

AND SEASPINE STOCKHOLDERS

The rights of Orthofix stockholders are currently governed by the DGCL and Orthofix’s certificate of incorporation and bylaws. The rights of SeaSpine stockholders are currently governed by the DGCL and SeaSpine’s certificate of incorporation and bylaws. Following completion of the merger, the rights of SeaSpine stockholders who become stockholders of Orthofix in the merger will be governed by the DGCL and Orthofix’s certificate of incorporation and Orthofix’s bylaws

The following description summarizes the material differences between the current rights of SeaSpine stockholders and the current rights of Orthofix stockholders, based on the current certificate of incorporation and bylaws of SeaSpine, the current certificate of incorporation and bylaws of Orthofix and the DGCL. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Orthofix and SeaSpine urge you to carefully read this entire joint proxy statement/prospectus and the other documents to which Orthofix and SeaSpine refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of an Orthofix stockholder and the rights of a SeaSpine stockholder. Orthofix and SeaSpine have filed with the SEC their respective governing documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your written or telephonic request. See “Where You Can Find More Information” beginning on page 192 of this joint proxy statement/prospectus.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
Authorized Capital Stock	The authorized capital stock of Orthofix consists of 50,000,000 shares of common stock, par value $0.10 per share.	The authorized capital stock of SeaSpine consists of 120,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock	Orthofix’s certificate of incorporation does not authorize the issuance of preferred stock.	SeaSpine’s certificate of incorporation provides that the SeaSpine Board may authorize the issue of one or more series of preferred stock and fix by resolution the number, designation, voting powers, preferences, and rights of the shares of each series and the qualifications, limitations, and restrictions of the series.

Dividends	Orthofix’s certificate of incorporation provides that dividends may be paid on Orthofix common stock out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Orthofix Board.	SeaSpine’s certificate of incorporation provides that subject to the rights of holders of any shares of preferred stock, holders of SeaSpine common stock are entitled to dividends when, as and if declared by the SeaSpine Board in accordance with applicable law, and to receive other distributions from SeaSpine.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws.

	Orthofix’s bylaws provide that special meetings of stockholders may be called only by the Orthofix Board or by the secretary of Orthofix at the written demand of holders of at least 25% of the voting power of the issued and outstanding shares of Orthofix as specified and subject to the provisions and conditions set forth in the Orthofix bylaws.	SeaSpine’s certificate of incorporation provides that special meetings of stockholders may be called at any time by the SeaSpine Board, the chairperson of the SeaSpine Board, the chief executive officer or the president (in the absence of the chief executive officer), but may not be called by the stockholders or any other person.

Special Meetings of the Board of Directors	Orthofix’s bylaws provide that special meetings of the Orthofix Board may be called from time to time by the chairman of the Orthofix Board. Special meetings of the Orthofix Board may also be called by the chief executive officer, president or secretary at the written request of any two directors then in office.	SeaSpine’s bylaws provide that special meetings of the SeaSpine Board may be called by the president, the chairman or a majority of the SeaSpine Board then in office.

Quorum and Manner of Acting at Meetings of the Board

At all meetings of the Orthofix Board, a majority of the total number of directors constituting the whole Orthofix Board constitutes a quorum, but if at any meeting of the Orthofix Board there is less than a quorum present, a majority of the directors present may, without notice, adjourn the meeting from time to time until a quorum is present. The act of the majority of directors present at a meeting at which a quorum is present shall be the act of the Orthofix Board, unless by express provision of applicable law, the Orthofix certificate of incorporation or bylaws, a different vote is required.

Directors may participate in any meeting of the Orthofix Board by

At all meetings of the SeaSpine Board, directors entitled to cast a majority of the votes of the whole SeaSpine board shall constitute a quorum. A majority of the directors present may adjourn the meeting of the SeaSpine Board whether or not a quorum is present. Except in cases in which the SeaSpine certificate of incorporation, the SeaSpine bylaws or applicable law otherwise provides, a majority of the votes entitled to be cast by directors present at a meeting at which a quorum is present shall be the act of the SeaSpine Board.

Directors may participate in a meeting of the SeaSpine Board by means of conference telephone or other communications equipment by means of which all persons

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

Any action required or permitted to be taken at a meeting of the Orthofix Board may be taken without a meeting if all directors consent thereto in writing or by electronic transmission.

participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting

Any action required or permitted to be taken at a meeting of the SeaSpine Board may be taken without a meeting if all directors consent thereto in writing or by electronic transmission.

Stockholder Action by Written Consent	Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

	Orthofix’s certificate of incorporation prohibits the ability of stockholders to act by written consent in lieu of a meeting.	SeaSpine’s certificate of incorporation prohibits the ability of stockholders to act by written consent in lieu of a meeting.

Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors

Orthofix’s bylaws allow stockholders who are record holders on the date of notice and on the record date for the determination of stockholders entitled to vote at the annual or special meeting, as applicable, who are entitled to vote at the meeting and who comply with the notice procedures set forth in Orthofix’s bylaws prior to the meeting, to nominate candidates for election to the Orthofix Board or submit other business before the annual meeting of stockholders.

Such proposals and nominations (other than stockholder proposals included in the proxy materials pursuant to Rule 14a-8 promulgated under the Exchange Act) may only be made in accordance with the applicable provision of Orthofix’s bylaws.

SeaSpine’s bylaws allow stockholders who are record holders on the date of notice and, at the date of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who comply in a timely manner with the procedures set forth in SeaSpine’s bylaws prior to the meeting, to nominate candidates for election to the SeaSpine Board or submit other proposals of business to be considered before the annual meeting of stockholders.

Such proposals and nominations (other than stockholder proposals included in the proxy materials pursuant to Rule 14a-8 promulgated under the Exchange Act) may only be made in accordance with the applicable provision of SeaSpine’s bylaws.

Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

In connection with an annual meeting, to be timely, notice of such business and nominations to be submitted before the annual meeting of stockholders shall be delivered in writing to the secretary of Orthofix at the principal executive offices of Orthofix not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the date of the one-year anniversary of the immediately preceding year’s annual meeting; provided, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made by Orthofix.

In connection with a special meeting, to be timely, notice of nominations to be submitted before the special meeting of stockholders at which directors are to be elected shall be delivered to the secretary of Orthofix at the principal executive offices of Orthofix not earlier than the close of business on the 120th day and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made by Orthofix.

In connection with an annual meeting, to be timely, notice of such proposals and nominations to be submitted before the annual meeting of stockholders shall be delivered in writing to the secretary at the principal place of business of SeaSpine by the close of business not fewer than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced by more than 30 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made.

In connection with a special meeting, to be timely, notice of nominations to be submitted before the special meeting of stockholders shall be delivered to the secretary of SeaSpine at the principal place of business of SeaSpine not more than 120 days and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made by SeaSpine and the public announcement of by SeaSpine of the nominees proposed by the SeaSpine Board to be elected at such meeting.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
Number of Directors	The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

Orthofix’s certificate of incorporation provides that the number of directors comprising the entire Orthofix Board shall initially be nine and thereafter shall be fixed by or in the manner provided in Orthofix’s bylaws. Orthofix’s bylaws provide that the number of directors shall be no fewer than six and no greater than 15, with the exact number to be determined from time to time by resolution of the Orthofix Board.

There are currently nine directors serving on the Orthofix Board.

SeaSpine’s certificate of incorporation provides that the number of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the SeaSpine Board.

There are currently nine directors serving on the SeaSpine Board.

Election of Directors	The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

Orthofix does not have a classified board of directors. Orthofix’s bylaws provide that the directors shall be elected at any meeting of Orthofix stockholders for the election of directors at which a quorum is present and shall serve until their respective successors have been elected and qualified.

Orthofix’s directors are elected by a majority of the votes cast with respect to the director; provided, that if (i) the secretary of Orthofix receives a notice of, or otherwise becomes aware that a stockholder has nominated a person for election to the Orthofix Board and such nomination has not been withdrawn on or prior to the 3rd business day prior to the date

SeaSpine’s board is classified into three classes. SeaSpine’s certificate of incorporation and bylaws provide that upon the expiration of the term of officer for a class of directors, nominees for such class shall be elected for a term of three years or until their successors are duly elected and qualified.

SeaSpine’s directors are elected by a plurality of the votes cast at each meeting for the election of directors at which a quorum is present.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

Orthofix first mails its notice of meeting of stockholders, or (ii) the number of nominees exceeds the number of directors to be elected, the directors must be elected by the vote of a plurality of the shares represented at the meeting and entitled to vote thereon. A majority of the votes cast means that the number of votes cast “for” a director must exceed the votes cast “against” that director and excludes abstentions and broker non-votes. An abstention or broker non-vote will not count as a vote cast with respect to a director.

Orthofix’s bylaws provide that any incumbent director who is nominated for election to the Orthofix Board must, as a condition to such nomination, submit (a) in the case of a contested election, a conditional letter of resignation and (b) in the case of an uncontested election, a conditional and irrevocable letter of resignation. If an incumbent director is not elected, the Nominating, Governance and Sustainability Committee will consider the conditional resignation and make a recommendation to the Orthofix Board on whether to accept or reject the resignation, or whether other action should be taken. The Orthofix Board is required to act on the Nominating, Governance and Sustainability Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of certification of the results of the stockholder meeting.

Removal of Directors	Orthofix’s certificate of incorporation and bylaws provide that any director or the entire Orthofix Board may be removed,	SeaSpine’s certificate of incorporation provides that, subject to the rights of holders of preferred stock to elect directors,

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
	with or without cause, by the holders of capital stock having a majority in voting power of the shares entitled to vote in the election of directors.	any director or the entire SeaSpine Board may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66 2/3% of the voting power of all of the then outstanding shares of voting stock of SeaSpine entitled to vote at an election of directors.

Vacancies of Directors	Orthofix’s certificate of incorporation provides that any vacancy occurring in the Orthofix Board and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (i) the Orthofix Board determines by resolution that such vacancies or newly created directorships shall be filled by the stockholders or (ii) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with these procedures will hold office until the next annual meeting of stockholders at which the term of office to which the director has been elected expires and until the director’s successor is duly elected and qualified.	SeaSpine’s certificate of incorporation provides that, subject to the rights of holders of preferred stock to elect directors, vacancies for any reason and newly created directorships resulting from any increase in the number or directors, shall, unless (i) the SeaSpine Board determines by resolution that such vacancies or newly created directorships shall be filled by the stockholders or (ii) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected in accordance with these procedures will hold office until the director’s successor is duly elected and qualified.

Executive Chairman and CEO Positions; Succession	At the effective time of the merger, Jon Serbousek, the current President, Chief Executive Officer of Orthofix, will become the Executive Chairman of the Orthofix Board, and Keith Valentine, the current President and Chief Executive Officer of SeaSpine, will become President and Chief Executive Officer of Orthofix and will serve as a member of the Orthofix Board.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
Board Composition

At the effective time of the merger, the Orthofix Board will be constituted as follows:

•  the number of directors comprising the entire Orthofix Board will be nine;

•  Five directors will have been designated by the Orthofix Board prior to the effective time, one of whom, Jon Serbousek, will become Executive Chairman of the Orthofix Board;

•  Four directors will have been designated by the SeaSpine Board prior to the effective time; and

•  the composition of the committees of the Orthofix Board shall have been discussed and agreed upon by the Orthofix Board and the SeaSpine Board prior to the effective time; provided that the chair of the Nominating, Governance and Sustainability Committee will be a director designated by the SeaSpine Board.

Limitation on Liability of Directors	The DGCL permits corporations to include provisions in their certificate of incorporation eliminating or limiting monetary damages for a director or officer to the corporation or its stockholders for any breach of fiduciary duty as a director or officer; provided that a corporation may not eliminate or limit liability for a director’s or officer’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for a director for unlawful dividends, stock purchases or redemptions, for any transaction from which the director or officer derived an improper personal benefit, or for an officer in any action by or in the right of the corporation. No such provision shall eliminate or limit the liability of a director or officer for any act or omission occurring prior to the date when such provision becomes effective.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
	In accordance with the DGCL, Orthofix’s certificate of incorporation provides that no director will be liable to Orthofix or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. In addition, Orthofix’s certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of Orthofix shall be eliminated or limited to the fullest extent permitted by the DGCL. Orthofix’s certificate of incorporation does not include any provision eliminating or limiting the liability of officers to Orthofix or its stockholders for monetary liability for breaches of fiduciary duty as an officer.	In accordance with the DGCL, SeaSpine’s certificate of incorporation provides that, to the maximum extent permitted by the DGCL, as it may be amended, a director of SeaSpine shall not be personally liable to SeaSpine or its stockholders for monetary damages for breach of fiduciary duty as a director. In addition, SeaSpine’s certificate of incorporation provides that if the DGCL is amended to authorize the further eliminating or limiting the personal liability of directors, then the liability of a director of SeaSpine shall be eliminated or limited to the fullest extent permitted by the DGCL. SeaSpine’s certificate of incorporation does not include any provision eliminating or limiting the liability of officers to SeaSpine or its stockholders for monetary liability for breaches of fiduciary duty as an officer.

Indemnification of Directors and Officers

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal action or proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

In respect of actions by or in the right of the corporation, a corporation may not indemnify a current or former director or officer of the

Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

Orthofix’s bylaws provide that Orthofix shall, to the fullest extent that it shall have power under applicable law to do so, indemnify any person made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, referred to as a proceeding, by reason of the fact that such person is or was a director or officer of Orthofix, or, while serving as a director or officer of Orthofix, is or was serving at the request of Orthofix as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorneys’ fees), referred to as another enterprise, judgments, fines (including excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 (“ERISA”)) and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Orthofix and, with respect to any criminal action or proceeding,

SeaSpine’s bylaws provide that SeaSpine shall indemnify any person who was or is made or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of SeaSpine, or, while serving as a director or officer of SeaSpine, is or was serving at the request of SeaSpine as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (a “covered person”), to the fullest extent authorized by applicable law as it currently exists or as it may be amended in the future, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. SeaSpine shall be required to indemnify a person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) was authorized in the specific case by the SeaSpine Board.

SeaSpine’s bylaws also provide that SeaSpine shall to the fullest

Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

had no reasonable cause to believe his or her conduct was unlawful.

Orthofix shall pay all expenses (including attorneys’ fees) incurred by any person made or threatened to be made a party to or is otherwise involved (as a witness or otherwise) in any threatened, pending or completed action, suit, or proceeding, by reason of the fact that such person is or was a director or officer of Orthofix, or, while serving as a director or officer of Orthofix, is or was serving at the request of Orthofix as a director, officer, employee or agent of another enterprise incurred by such person in defending any such proceeding in advance of its final disposition, as long as the person undertakes to repay the expenses if the final judicial decision is that the person is not entitled to be indemnified.

In the case of indemnification pursuant to the provisions described above, Orthofix is not obligated to provide indemnification, payment or reimbursement of expenses to any director, officer, employee or other person in connection with a proceeding, other than a proceeding to enforce the indemnification rights described herein, initiated by that person against Orthofix unless the Orthofix Board authorized such proceeding.

In accordance with the DGCL, Orthofix may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Orthofix is or was serving at the request of Orthofix as a director, officer, employee or agent of another enterprise, extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred by any covered person in defending any proceeding in advance of its final disposition, as long as the person undertakes to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders
against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not Orthofix would have the power to indemnify such person against such liability.

Amendments to Certificate of Incorporation	Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if the proposed amendment would increase or decrease the aggregate number of authorized shares of such class of stock, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If an amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for purposes of the vote.

	Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. Orthofix’s certificate of incorporation also provides that Orthofix reserves the right to amend or repeal any provision contained in the certificate of incorporation, in the manner prescribed by the laws of the State of Delaware.	Generally, the DGCL standard for amendment to the certificate of incorporation described above applies. However, SeaSpine’s certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding share of the voting stock of SeaSpine, voting together as a single class, shall be required to alter, amend or repeal the provisions in the SeaSpine certificate of incorporation relating to (i) management of SeaSpine by the SeaSpine Board (Article VI), (ii) meetings of the stockholders of SeaSpine (Article VII), (iii) limitation of liability of SeaSpine directors (Article VIII), (iv) the exclusive forum for certain actions involving SeaSpine (Article IX) and (v) amendments to the SeaSpine certificate of incorporation (Article X).

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

Amendments to Bylaws	Orthofix’s certificate of incorporation expressly authorizes the Orthofix Board to adopt, alter, amend, repeal and rescind the Orthofix bylaws. In addition, the Orthofix bylaws provide that the bylaws may be altered, amended, or repealed, and new bylaws may be made, (i) at any meeting of the Orthofix Board or (ii) at any meeting of the stockholders of Orthofix if properly noticed. Any bylaws altered, amended or made by the stockholders requires the affirmative vote of the holders of not less than a majority of the voting power represented by the issued and outstanding shares of Orthofix entitled to vote thereon. Any bylaws altered, amended or made by the stockholders may be altered, amended or repealed by either the Orthofix Board or the stockholders, except a bylaw amendment adopted by the Orthofix stockholders that specifies the votes that shall be necessary for the election of directors shall not be amended or repealed by the Orthofix Board.	SeaSpine’s certificate of incorporation authorizes the SeaSpine Board to make, alter or repeal the SeaSpine bylaws. In addition, the SeaSpine certificate of incorporation provides that the adoption, amendment or repeal of SeaSpine’s bylaws by the stockholders of SeaSpine requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock of SeaSpine, voting together as a single class.

Certain Business Combinations	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years following the time that person becomes an interested stockholder” unless (i) prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exclusions), or (iii) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder at a stockholder meeting (and not by written consent). The DGCL allows a corporation’s certificate of incorporation or bylaws to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

	Rights of Orthofix Stockholders	Rights of SeaSpine Stockholders

With certain exceptions, an “interested stockholder” is a person or group (other than the corporation and any direct or indirect majority owned subsidiary of the corporation) who or which (a) owns 15% or more of the corporation’s outstanding voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

For purposes of Section 203 of the DGCL, the term “business combination” is defined broadly to include, among other things, (i) mergers with or caused by the interested stockholder, (ii) sales or other dispositions to the interested stockholder (except proportionately with the corporation’s other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock, (iii) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (subject to certain exceptions), (iv) transactions that increase the proportionate share of any class or series of capital stock or securities convertible into capital stock of the corporation of the interested stockholder, and (v) receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

	Neither Orthofix’s certificate of incorporation nor its bylaws contain a provision electing to “opt-out” of Section 203 of the DGCL. Because Orthofix has not opted out of Section 203 of the DGCL, it remains subject to such provisions.	Neither SeaSpine’s certificate of incorporation nor its bylaws contain a provision electing to “opt-out” of Section 203 of the DGCL. Because SeaSpine has not opted out of Section 203 of the DGCL, it remains subject to such provision.

Stockholder Rights Plan	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law.

	Orthofix does not have a stockholder rights plan currently in effect.	SeaSpine does not have a stockholder rights plan currently in effect.

LEGAL MATTERS

The validity of the shares of Orthofix common stock offered hereby will be passed upon for Orthofix by Hogan Lovells US LLP. It is a condition to the merger that Orthofix and SeaSpine receive opinions from Hogan Lovells US LLP and DLA Piper LLP (US), respectively, to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

EXPERTS

Orthofix Medical Inc.

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2021, and the effectiveness of our internal control over financial reporting as of December 31, 2021, as set forth in their reports, which are incorporated by reference in this joint proxy statement/prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

SeaSpine Holdings Corporation

The consolidated financial statements and schedule of SeaSpine Holdings Corporation as of December 31, 2021 and 2020, and for each of the years in the two-year period ended December 31, 2021, and the effectiveness of internal control over financial reporting as of December 31, 2021 incorporated by reference herein from the SeaSpine Holdings Corporation Form 10-K for the year ended December 31, 2021 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their reports thereon incorporated herein by reference, and have been incorporated in this Prospectus and Registration Statement in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of 7D Surgical Inc. as of and for the year ended March 31, 2021 incorporated by reference in this joint proxy statement/prospectus and in the Registration Statement have been so incorporated in reliance on the report of BDO Canada LLP, an independent accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

ORTHOFIX STOCKHOLDER PROPOSALS

Under Orthofix’s certificate of incorporation and bylaws and applicable SEC rules, the deadlines for stockholder proposals to be brought before the Orthofix 2023 Annual Meeting or to nominate candidates for election as directors are as follows:

If you wish to submit a proposal to be included in the Orthofix 2023 proxy statement pursuant to Rule 14a-8 of the Exchange Act, we must receive your written proposal on or before December 28, 2022. Please address your proposals to: Chair of the Board, Orthofix Medical Inc., 3451 Plano Parkway, Lewisville, TX 75056.

Stockholders who intend to present an item of business at Orthofix’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) (other than a proposal submitted for inclusion in Orthofix’s 2023 proxy statement in accordance with the prior paragraph), including nominations for election to the Orthofix Board, must provide notice of such business to Orthofix’s Secretary no earlier than February 6, 2023 and no later than March 8, 2023 (or, if the 2023 Annual Meeting is held more than 30 days before or more than 60 days after the one-year anniversary of this year’s Annual Meeting, no earlier than 120 days before the 2023 Annual Meeting and no later than the later of 90 days before the 2023 Annual Meeting or the 10th business day following Orthofix’s public announcement of the date of the 2023 Annual Meeting), as set forth more fully in, and in compliance with, Orthofix’s bylaws.

In addition to satisfying the foregoing advance notice requirements under Orthofix’s bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than Orthofix’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than April 7, 2023.

SEASPINE STOCKHOLDER PROPOSALS

Upon the completion of the merger, SeaSpine will become a wholly owned subsidiary of Orthofix and, consequently, will no longer hold annual meetings of its public company stockholders in 2023. SeaSpine will hold an annual meeting of stockholders in 2023 only if the merger has not been completed.

Under SeaSpine’s certificate of incorporation and bylaws and applicable SEC rules, the deadlines for stockholder proposals to be brought before the SeaSpine 2023 Annual Meeting or to nominate candidates for election as directors are as follows:

The deadline for submitting stockholder proposals for inclusion in SeaSpine’s proxy statement and form of proxy relating to SeaSpine’s 2023 annual meeting of stockholders must be received at SeaSpine’s principal executive offices no later than December 23, 2022. These proposals must comply with the requirements as to form and substance established by the SEC for such proposals in order to be included in SeaSpine’s proxy statement and form of proxy.

Stockholder proposals for consideration at SeaSpine’s 2023 annual meeting of stockholders, but not for inclusion in SeaSpine’s proxy statement and form of proxy, must be delivered to the attention of SeaSpine’s corporate secretary in writing at SeaSpine’s principal executive offices no earlier than the close of business on February 1, 2023, and no later than the close of business on March 3, 2023, which dates are 120 calendar days and 90 calendar days before the first anniversary of the date of SeaSpine’s 2022 annual meeting of stockholders. Under SeaSpine’s amended and restated bylaws, the proposal must be submitted by a stockholder who is a stockholder of record when the notice that must accompany a stockholder proposal is delivered and at the date of SeaSpine’s 2023 annual meeting. Stockholders are advised to review SeaSpine’s amended and restated bylaws which also specify requirements as to the form and content of the notice that must accompany a stockholder proposal. If the date of SeaSpine’s 2023 annual meeting of stockholders is advanced by more than 30 days or delayed by more than 70 days from the first anniversary date of SeaSpine’s 2022 annual meeting of stockholders, then, to be timely, the required notice and stockholder proposal must be delivered as described above not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. If the stockholder fails to give notice by the applicable dates, then the persons named as proxies in the proxies solicited by SeaSpine’s board of directors for the 2023 annual meeting may exercise discretionary voting power regarding any such proposal.

In addition to satisfying the foregoing advance notice requirements under SeaSpine’s bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than Orthofix’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, no later than April 2, 2023.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and Annual Reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or Annual Report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to Orthofix stockholders residing at the same address and only one copy of this joint proxy statement/prospectus is being delivered to SeaSpine stockholders residing at the same address, unless such stockholders have notified Orthofix or SeaSpine, as applicable, of their desire to receive multiple copies of the joint proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact Orthofix or SeaSpine, as applicable, at the respective address identified below. Orthofix or SeaSpine, as applicable, will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed, as applicable, to: Investor Relations, Orthofix Medical Inc., 3451 Plano Parkway, Lewisville, Texas 75056 or by contacting Orthofix by telephone at (214) 937-3190or by e-mail at MergerInfo@Orthofix.com, or SeaSpine Holdings Corporation, 5770 Armada Drive, Carlsbad, California 92008, Attn: Investor Relations, or by contacting SeaSpine by telephone at (610) 368-6505 or by e-mail at ir@seaspine.com.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Orthofix common stock or SeaSpine common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

WHERE YOU CAN FIND MORE INFORMATION

Orthofix has filed a registration statement on Form S-4 to register with the SEC the shares of Orthofix common stock to be issued to SeaSpine stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Orthofix in addition to being proxy statements of Orthofix and SeaSpine for their respective special meetings. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Orthofix and SeaSpine. The rules and regulations of the SEC allow Orthofix and SeaSpine to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Orthofix and SeaSpine file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information about Orthofix and SeaSpine. The address of that site is http://www.sec.gov. The reports and other information filed by Orthofix and SeaSpine with the SEC are also available at their respective websites, which are www.orthofix.com and www.seaspine.com. Information on these websites is not part of this joint proxy statement/prospectus.

The SEC allows Orthofix and SeaSpine to “incorporate by reference” information into this joint proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Orthofix and SeaSpine have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of the SeaSpine and Orthofix special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Orthofix and SeaSpine and their respective financial performance.

Orthofix SEC Filings (File No. 0-19961)	Period

Annual Report on Form 10-K	Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 25, 2022

Quarterly Reports on Form 10-Q	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, filed with the SEC on May 6, 2022, August 5, 2022, and November 3, 2022

Proxy Statement on Schedule 14A	Definitive Proxy Statement for Orthofix’s 2022 annual meeting filed with the SEC on April 27, 2022

Current Reports on Form 8-K	Current reports on Form 8-K or 8-K/A filed with the SEC on April 8, 2022, June 7, 2022, October 11, 2022 and November 21, 2022 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Any description of shares of Orthofix common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

SeaSpine SEC Filings (File No. 001-36905)	Period

Annual Report on Form 10-K	Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022

Quarterly Reports on Form 10-Q	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, filed with the SEC on May 9, 2022, August 4, 2022 and November 3, 2022

Proxy Statement on Schedule 14A	Definitive Proxy Statement for SeaSpine’s 2022 annual meeting filed with the SEC on April 22, 2022

Current Reports on Form 8-K	Current reports on Form 8-K filed with the SEC on July 28, 2021, May 3, 2022, June 3, 2022, June 10, 2022, July 18, 2022, and October 11, 2022 (other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act)

Any description of shares of SeaSpine common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Orthofix has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Orthofix, as well as all pro forma financial information, and SeaSpine has supplied all such information relating to SeaSpine.

Documents incorporated by reference are available from Orthofix or SeaSpine, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. SeaSpine stockholders or Orthofix stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Orthofix Medical Inc. 3451 Plano Parkway Lewisville, Texas 75056 Attention: Investor Relations (214) 937-3190 MergerInfo@Orthofix.com	SeaSpine Holdings Corporation 5770 Armada Drive Carlsbad, California 92008 Attention: Investor Relations (610) 368-6505 ir@seaspine.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you would like to request documents from Orthofix, please do so by December 19, 2022, in order to receive them before the Orthofix special meeting. If you would like to request documents from SeaSpine, please do so by December 19, 2022, in order to receive them before the SeaSpine special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus to vote on the SeaSpine merger proposal, the SeaSpine merger-related compensation proposal, the SeaSpine adjournment proposal, the Orthofix share issuance proposal and the Orthofix adjournment proposal. Neither Orthofix nor SeaSpine has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

This joint proxy statement/prospectus is dated November 22, 2022. You should not assume that the information in it (or incorporated by reference) is accurate as of any date other than that date or the date of such incorporated document, as applicable, and neither its mailing to SeaSpine stockholders or Orthofix stockholders nor the issuance of shares of Orthofix common stock in the merger will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ORTHOFIX MEDICAL INC.,

ORCA MERGER SUB INC.,

and

SEASPINE HOLDINGS CORPORATION

Dated October 10, 2022

Schedule 2.07 – Directors and Officers of the Surviving Corporation

Schedule 2.15 – Corporate Governance Matters

Schedule 6.05(a) – Additional Antitrust Approvals

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated October 10, 2022, by and among Orthofix Medical Inc., a Delaware corporation (“Orthofix”), Orca Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Orthofix (“Merger Sub”), and SeaSpine Holdings Corporation, a Delaware corporation (“SeaSpine”). Capitalized terms used and not otherwise defined herein have the meanings set forth in ARTICLE 1 below.

WHEREAS, the Orthofix Board and SeaSpine Board have deemed it advisable and in the best interests of their respective corporations and stockholders that Orthofix and SeaSpine engage in the transactions contemplated by this Agreement, subject to the terms and conditions set forth herein;

WHEREAS, the Orthofix Board has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Orthofix Share Issuance, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Orthofix Share Issuance, are fair to, and in the best interests of, Orthofix and the Orthofix Stockholders; (c) resolved to recommend the approval of the Orthofix Share Issuance to the Orthofix Stockholders, on the terms and subject to the conditions set forth in this Agreement (the “Orthofix Recommendation”); and (d) directed that the Orthofix Share Issuance be submitted to the Orthofix Stockholders for approval;

WHEREAS, the SeaSpine Board has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, SeaSpine and the SeaSpine Stockholders; (c) resolved to recommend the adoption of this Agreement to the SeaSpine Stockholders, on the terms and subject to the conditions set forth in this Agreement (the “SeaSpine Recommendation”); and (d) directed that this Agreement be submitted to the SeaSpine Stockholders for adoption;

WHEREAS, the Merger Sub Board has unanimously: (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; (b) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub; (c) resolved to recommend the adoption of this Agreement to the sole stockholder of Merger Sub, on the terms and subject to the conditions set forth in this Agreement; and (d) directed that this Agreement be submitted to the sole stockholder of Merger Sub for adoption; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, this Agreement will constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations promulgated thereunder and the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:

ARTICLE 1

DEFINITIONS

1.01    Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.04(a).

“AcquireCo” means 7D Surgical ULC, a company amalgamated under the laws of British Columbia.

“AcquireCo Articles” means AcquireCo’s Articles, as amended (including the Special Rights and Restrictions set out in Schedule 1 thereto).

“Acquisition Proposal” shall mean any bona fide proposal, offer or inquiry, whether or not in writing, for any transaction or series of transactions (other than the transactions contemplated by this Agreement) involving the: (a) direct or indirect acquisition, exclusive license or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Affiliates); (b) direct or indirect acquisition or purchase of twenty percent (20%) or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole, by any Person or group of Persons (other than a party hereto or any of its Affiliates); or (c) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, share exchange, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or group of Persons (other than a party hereto or any of its Affiliates) beneficially owning twenty percent (20%) or more of any class of equity securities of such party or any of its Subsidiaries whose business constitutes twenty percent (20%) or more of the consolidated net revenues, net income or assets of such party and its Subsidiaries, taken as a whole.

“Action” means any claim, demand, notice, action, suit, arbitration, proceeding, audit or investigation.

“Additional Antitrust Approvals” has the meaning set forth in Section 6.05(a).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, and all other applicable anti-corruption/anti-bribery Laws.

“Antitrust Laws” means any antitrust, competition, or trade regulation Laws that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act.

“Average Orthofix Stock Price” shall mean the volume weighted average trading price per Orthofix Share on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) for the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three Trading Days prior to the date of the Effective Time.

“Book-Entry Share” has the meaning set forth in Section 2.09.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are closed in New York, New York, Dallas, Texas or San Diego, California.

“Capital Leases” means all obligations for capital leases (determined in accordance with GAAP).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, H.R. 748, 116th Cong., 2d Sess. (signed into law on March 27, 2020) and any similar or successor federal, state, local and foreign Law, including any applicable guidance (including IRS Notice 2020-65, and IRS Notice 2021-11) issued thereunder or relating thereto.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Certificate of Merger” has the meaning set forth in Section 2.04.

“Clean Team Agreement” means the Clean Team Confidentiality Agreement, effective as of August 31, 2022, between Orthofix and SeaSpine.

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Code” means the Internal Revenue Code of 1986.

“Confidentiality Agreement” means the Confidentiality Agreement, dated February 28, 2022, between Orthofix and SeaSpine.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“COVID-19” means SARS-CoV-2 or COVID-19, and any mutations or variations thereof (including any directly related health conditions).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“COVID-19 Response” means any deviations from the ordinary course of business of a party or any of its Subsidiaries or any actions, inactions, activities or conduct of such party or any of its Subsidiaries, in each case, following the date of this Agreement that such party reasonably and in good faith determines are reasonably necessary to comply with any COVID-19 Measures or to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any Person in response to COVID-19).

“Defaulting Party” has the meaning set forth in Section 8.03(f).

“DGCL” means the Delaware General Corporation Law.

“Effect” has the meaning set forth in the definition of “Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 2.04.

“Employees” has the meaning set forth in Section 6.07(a).

“Environmental Laws” means all applicable federal, state, provincial, municipal, local and foreign Laws, statutes, regulations, ordinances and bylaws that have the force or effect of law, and all judicial and administrative Orders and determinations that are binding upon SeaSpine or Orthofix, as applicable, and all policies, practices and guidelines of a Governmental Body that have, or are determined to have, the force of law, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date, and all authorizations, licenses and permits issued or required to be issued thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, or any successor federal statute thereto and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which is, or has been, under common control, or treated as a single employer, with SeaSpine or Orthofix, as applicable, under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Agency Agreement” has the meaning set forth in Section 2.10(a).

“Exchange Agent” has the meaning set forth in Section 2.10(a).

“Exchange Fund” has the meaning set forth in Section 2.10(b).

“Exchange Ratio” has the meaning set forth in Section 2.08(a)(ii).

“Excluded Shares” has the meaning set forth in Section 2.08(a)(i).

“Expenses” has the meaning set forth in Section 8.03(e).

“FDA” means the U.S. Food and Drug Administration.

“FDA Fraud Policy” means the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46,191 (September 10, 1991) and any amendments thereto.

“Forum” has the meaning set forth in Section 9.06(b).

“Fraud” means common law fraud that is committed with actual knowledge of falsity and with the intent to deceive or mislead another; provided, however, that “Fraud” shall not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness, or other similar theory.

“GAAP” means U.S. generally accepted accounting principles as in effect on the date hereof, applied in a manner consistent with SeaSpine’s or Orthofix’s past practice, as applicable.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other government or quasi-governmental authority or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court, arbitrator or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum, or any fraction thereof, per- and poly-fluoroalkyl substances or any hazardous substance as defined in CERCLA or any waste, material or substance that is regulated, defined, designated or otherwise determined to be dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.

“Healthcare Laws” means, to the extent related to the conduct of Orthofix’s business or SeaSpine’s business, as applicable, as of the date hereof, the following: (i) the Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the coverage and reimbursement provisions of Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act) and other government healthcare programs, including the Veterans Health Administration and the U.S. Department of Defense healthcare and contracting programs, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the criminal false claims statutes (18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. §3801, et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7), the Sunshine/Open Payments Law (42 U.S.C. § 1320a-7h), and any other U.S. federal or state Law that regulates the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, advertising, distributing, selling or marketing of biological, tissue or medical device products, or that is related to remuneration (including ownership) to or by physicians or other healthcare providers (including kickbacks) or the disclosure or reporting of the same, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government healthcare programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing healthcare products or services; (ii) all equivalent or similar Laws in any jurisdiction applicable to either party or its Products; and (iii) all regulations promulgated pursuant to such Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice); (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (d) all obligations of such Person under Capital Leases; (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability); and (f) all obligations of the type referred to in clauses (a) though (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); provided, however, that if such Person has not assumed any such obligations referred to in this clause (f), then the amount of Indebtedness of such Person for purposes of this clause (f) shall be equal to the lesser of the amount of the obligations of the holder of such obligations and the fair market value of the assets of such Person which secure such obligations.

“Indemnified Parties” has the meaning set forth in Section 6.08(a).

“Intellectual Property” means all intellectual property and industrial rights arising in any jurisdiction throughout the world including those arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon; (ii) all trademarks, service marks, trade names, internet domain names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof; (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights; and (iv) data, databases, trade secrets and know-how.

“Intentional and Material Breach” means any material breach of this Agreement that is the consequence of any action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.

“Intervening Event” means any material event or development or material change in circumstances first occurring, arising or coming to the attention of the SeaSpine Board or the Orthofix Board after the date of this Agreement to the extent that such event, development or change in circumstances (a) was neither known by the SeaSpine Board or the Orthofix Board, as applicable, nor reasonably foreseeable by the SeaSpine Board or the Orthofix Board, as applicable, as of or prior to the date of this Agreement and (b) does not relate to an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto; provided, however, that in no event shall the changes in the market price or trading volume of SeaSpine Shares or Orthofix Shares or the fact that a party fails to meet, meets or exceeds internal or published projections, forecasts or revenue or earnings or other financial performance or results of operations predictions for any period be an Intervening Event (it being understood, however, that the underlying causes of such change or fact shall not be excluded by this proviso).

“Joint Proxy Statement” has the meaning set forth in Section 6.02.

“knowledge of Orthofix” or “Orthofix’s knowledge” shall mean, the actual knowledge of any of those individuals set forth in Section 1.1 of the Orthofix Disclosure Letter.

“knowledge of SeaSpine” or “SeaSpine’s knowledge” shall mean, the actual knowledge of any of those individuals set forth in Section 1.1 of the SeaSpine Disclosure Letter.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, Order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including any Environmental Law.

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, encumbrance or restriction.

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate with all other Effects, a material adverse effect on the business, financial condition or results of operations of a party and its Subsidiaries, taken as a whole, other than any Effect arising out of or resulting from: (a) general business or economic conditions affecting the industry in which such party or any of its Subsidiaries operates, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (b) any national or international political or social conditions, including the engagement by the U.S. in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the U.S. (including any internet or “cyber” attack or hacking), or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S. or any similar event, or geopolitical conflict, including Russia’s invasion of Ukraine, and military and/or governmental responses thereto, including the effects of economic sanctions, reverse sanctions, boycotts, reverse boycotts, commercial, currency and banking restrictions, reductions or cancellations in energy, technology or commercial product purchases, and the effects therefrom, in each case, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (c) any natural disaster, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (d) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures or such party’s COVID-19 Response)), public health emergency or widespread occurrence of infectious disease, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (e) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (f) changes in GAAP, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (g) changes in Laws, rules, regulations, Orders, or other binding directives issued by any Governmental Body, including any COVID-19 Measures, to the extent such Effect does not disproportionately affect such party or any of its Subsidiaries relative to other participants in the industries in which such party and its Subsidiaries operate; (h) the taking of any action expressly contemplated hereby or the other agreements contemplated hereby; (i) the public announcement or the execution of this Agreement or the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees (provided that this clause (i) shall not apply to any representation or warranty of SeaSpine in Section 3.05 or Section 3.06 or of Orthofix in Section 4.05 or Section 4.06 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger); (j) any failure, in and of itself, by either party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether there has been or will be, a Material Adverse Effect unless otherwise excluded in this definition of “Material Adverse Effect”); (k) any change, in and of itself, in the market price or trading volume of the securities of either party (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or will be, a Material Adverse Effect unless otherwise excluded in this definition of “Material Adverse Effect”); (l) any litigation, claim or legal proceeding threatened or initiated against Orthofix, Merger Sub, SeaSpine or any of their respective Subsidiaries, Affiliates, officers or directors, in each case, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, and including the impact of any of the foregoing on any relationships with customers, suppliers, licensors, distributors, partners, providers, employees or regulators; or (m) any adverse change in or effect on the business of the party that is cured by or on behalf of the party before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to ARTICLE 8.

“Measurement Date” has the meaning set forth in Section 3.03(a).

“Merger” has the meaning set forth in Section 2.02.

“Merger Consideration” has the meaning set forth in Section 2.08(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” means the board of directors of Merger Sub.

“Merger Tax Opinion” has the meaning set forth in Section 6.13(b).

“Merger Tax Representation Letters” has the meaning set forth in Section 6.13(b).

“Misconduct Allegation” has the meaning set forth in Section 3.20.

“NASDAQ” means the Nasdaq Global Select Market.

“New Plans” has the meaning set forth in Section 6.07(b).

“Non-Defaulting Party” has the meaning set forth in Section 8.03(f).

“Non-U.S. Plan” means each Plan that is subject to the Laws of a jurisdiction other than the U.S. (whether or not U.S. Law also applies).

“Old Plans” has the meaning set forth in Section 6.07(b).

“Order” means any order, writ, injunction, judgment or decree.

“Organizational Documents” means the certificate of incorporation, articles of incorporation, articles of association, bylaws or other charter or organizational documents of a company or other entity.

“Orthofix” has the meaning set forth in the Preamble.

“Orthofix Adverse Recommendation Change” has the meaning set forth in Section 6.04(e).

“Orthofix Balance Sheet Date” means December 31, 2021.

“Orthofix Board” means the board of directors of Orthofix.

“Orthofix Disclosure Letter” has the meaning set forth in ARTICLE 4.

“Orthofix Employees” has the meaning set forth in Section 6.07(a).

“Orthofix Equity Plan” means Orthofix’s Amended and Restated 2012 Long-Term Incentive Plan, as amended from time to time.

“Orthofix Inducement Plans” means (a) the Employee Inducement Non-Qualified Stock Option Agreement between Orthofix and Jon Serbousek, dated August 5, 2019, (b) the Employee Inducement Restricted Stock Unit Agreement between Orthofix and Jon Serbousek, dated August 5, 2019, and (c) the Inducement Grant Non-Qualified Stock Option Agreement between Orthofix and Bradley R. Mason, dated March 13, 2013.

“Orthofix Licenses” has the meaning set forth in Section 4.21(b).

“Orthofix Material Adverse Effect” means a Material Adverse Effect of Orthofix.

“Orthofix Material Contract” has the meaning set forth in Section 4.12(c).

“Orthofix-Nominated Directors” has the meaning set forth in Schedule 2.15.

“Orthofix Notice of Change” has the meaning set forth in Section 6.04(f).

“Orthofix Option” means each option to acquire Orthofix Shares granted under an Orthofix Equity Plan or pursuant to a stand-alone stock option agreement.

“Orthofix Plan” means each Plan that Orthofix or any of its Subsidiaries maintains, contributes to, is obligated to contribute to for the benefit of any current or former employee, officer, independent contractor or director of Orthofix or any of its Subsidiaries or with respect to which Orthofix or any of its Subsidiaries has or may have any Liability, but excluding any plan, policy, program, arrangement or agreement in jurisdictions other than the U.S. solely to the extent the benefits provided thereunder are required to be provided by statute.

“Orthofix Real Property” has the meaning set forth in Section 4.10(b).

“Orthofix Recommendation” has the meaning set forth in the Recitals.

“Orthofix Registered Intellectual Property” has the meaning set forth in Section 4.13(a).

“Orthofix RSU” means each restricted stock unit granted under an Orthofix Equity Plan.

“Orthofix SEC Documents” has the meaning set forth in Section 4.07(a).

“Orthofix Share” means a share of common stock of Orthofix, $0.10 par value per share.

“Orthofix Share Issuance” means the issuance of Orthofix Shares in connection with the Merger as contemplated by this Agreement.

“Orthofix SPP” means Orthofix’s Second Amended and Restated Stock Purchase Plan, as amended from time to time.

“Orthofix SPP Purchase Rights” means rights to acquire Orthofix Shares under the Orthofix SPP.

“Orthofix Stockholder” means a holder of Orthofix Shares.

“Orthofix Stockholder Approval” has the meaning set forth in Section 4.24(b).

“Orthofix Stockholders’ Meeting” has the meaning set forth in Section 6.03(b).

“Orthofix Tax Counsel” has the meaning set forth in Section 6.13(b).

“Orthofix Termination Fee” has the meaning set forth in Section 8.03(e).

“Permit” means any approval, clearance, authorization, certificate, consent, license, Order or permits or other similar authorization of any Governmental Body or under any Law.

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are established in the consolidated financial statements of SeaSpine or Orthofix, as applicable, in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practice in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the leased

SeaSpine Real Property or Orthofix Real Property, as applicable, which are not violated by the current use and operation of the leased SeaSpine Real Property or Orthofix Real Property, as applicable; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the leased SeaSpine Real Property or Orthofix Real Property, as applicable, which do not materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with SeaSpine’s business or Orthofix’s business, as applicable; (e) matters that would be disclosed by an accurate current survey of the leased SeaSpine Real Property or Orthofix Real Property, which do not materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with SeaSpine’s business or Orthofix’s business, as applicable; (f) any other Liens (including any immaterial imperfections or immaterial irregularities of title) that, in the aggregate, do not materially impair the occupancy, marketability or use of such real property for the purposes for which it is currently used or proposed to be used in connection with SeaSpine’s business or Orthofix’s business, as applicable; (g) Liens arising under workers’ compensation, unemployment insurance and social security; and (h) purchase money Liens and Liens securing rental payments under Capital Leases.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Data” means any information in a party’s or its Subsidiaries’ possession that identifies or could be used to identify an individual, household or device including information that constitutes “personal data,” “personal information” or similar term as defined by applicable Law.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) and any other compensation and benefit plan, policy, program, arrangement, agreement or payroll practice, whether written or unwritten, funded or unfunded, subject to ERISA or not and covering one or more Persons, including any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, consulting, change in control, bonus, incentive, commission, deferred compensation, pension, supplemental retirement, employee loan, health, dental, vision, workers’ compensation, collective bargaining, disability, life insurance, death benefit, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, fringe benefit or other material benefit plan, policy, program, arrangement, agreement or payroll practice.

“Pre-Closing Period” has the meaning set forth in Section 5.01(a).

“Products” means any product that SeaSpine or Orthofix, as applicable, has manufactured, distributed, marketed or sold, or is manufacturing, distributing, marketing or selling and any products currently under preclinical or clinical development by SeaSpine or Orthofix, as applicable.

“Registration Statement” has the meaning set forth in Section 6.02.

“Representative” means any director, officer, employee, accountant, consultant, legal counsel, financial advisor, agent or other representative of a party.

“Rollover Option” has the meaning set forth in Section 2.08.

“SeaSpine” has the meaning set forth in the Preamble.

“SeaSpine Adverse Recommendation Change” has the meaning set forth in Section 6.04(b).

“SeaSpine Balance Sheet Date” means December 31, 2021.

“SeaSpine Board” means the board of directors of SeaSpine.

“SeaSpine Disclosure Letter” has the meaning set forth in ARTICLE 3.

“SeaSpine Exchangeable Share” means an “Exchangeable Share” as defined in AcquireCo’s Articles.

“SeaSpine Exchangeable Share Redemption” means a redemption pursuant to the exercise of either a Retraction Call Right or Redemption Call Right (as such terms are defined in AcquireCo’s Articles) of a SeaSpine Exchangeable Share in accordance with AcquireCo’s Articles.

“SeaSpine Existing Loan Documents” means that certain Amended and Restated Credit Agreement, dated July 27, 2018, among SeaSpine Holdings Corporation and Project Maple Leaf Holdings ULC, as guarantors, and SeaSpine Orthopedics Corporation, SeaSpine, Inc., ISOTIS, Inc., SeaSpine Sales LLC, ISOTIS Orthobiologics, Inc., Theken Spine, LLC, SeaSpine Orthopedics Intermediate Co, Inc., 7D Surgical USA Inc. and 7D Surgical ULC, as borrowers, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, and all other loan documents related thereto and entered into with respect thereto, in each case, as amended from time to time.

“SeaSpine Existing Loan Documents Termination” has the meaning set forth in Section 6.16.

“SeaSpine Employees” has the meaning set forth in Section 6.07(a)

“SeaSpine Equity Plan” means SeaSpine’s Amended and Restated 2015 Incentive Award Plan, as amended from time to time.

“SeaSpine ESPP” means SeaSpine’s 2015 Employee Stock Purchase Plan, as amended from time to time.

“SeaSpine ESPP Purchase Rights” means rights to acquire SeaSpine Shares under the SeaSpine ESPP.

“SeaSpine Inducement Plans” means, collectively, SeaSpine’s 2018 Employment Inducement Incentive Award Plan, as amended from time to time, and SeaSpine’s 2020 Employment Inducement Incentive Award Plan, as amended from time to time.

“SeaSpine Licenses” has the meaning set forth in Section 3.21(b).

“SeaSpine Material Adverse Effect” means a Material Adverse Effect of SeaSpine.

“SeaSpine Material Contract” has the meaning set forth in Section 3.12(c).

“SeaSpine-Nominated Directors” has the meaning set forth in Schedule 2.15.

“SeaSpine Notice of Change” has the meaning set forth in Section 6.04(c).

“SeaSpine Option” means each option to acquire SeaSpine Shares granted under a SeaSpine Equity Plan or pursuant to a stand-alone stock option agreement.

“SeaSpine Plan” means each Plan that SeaSpine or any of its Subsidiaries maintains, contributes to, is obligated to contribute to for the benefit of any current or former employee, officer, independent contractor or director of SeaSpine or any of its Subsidiaries or with respect to which SeaSpine or any of its Subsidiaries has or may have any Liability, but excluding any plan, policy, program, arrangement or agreement in jurisdictions other than the U.S. solely to the extent the benefits provided thereunder are required to be provided by statute.

“SeaSpine Real Property” has the meaning set forth in Section 3.10(b).

“SeaSpine Recommendation” has the meaning set forth in the Recitals.

“SeaSpine Registered Intellectual Property” has the meaning set forth in Section 3.13(a).

“SeaSpine Restricted Share” means each restricted SeaSpine Share issued under a SeaSpine Equity Plan.

“SeaSpine RSU” means each restricted stock unit granted under a SeaSpine Equity Plan.

“SeaSpine SEC Documents” has the meaning set forth in Section 3.07(a).

“SeaSpine Share” means a share of common stock of SeaSpine, $0.01 par value per share.

“SeaSpine Share Certificate” has the meaning set forth in Section 2.09.

“SeaSpine Stockholders” means all holders of SeaSpine Shares.

“SeaSpine Stockholder Approval” has the meaning set forth in Section 3.24(b).

“SeaSpine Stockholders’ Meeting” has the meaning set forth in Section 6.03(a).

“SeaSpine Support Agreement” means the Support Agreement, dated May 20, 2020, among SeaSpine, AcquireCo, CallCo and the Shareholder Representatives (as such term is defined therein).

“SeaSpine Tax Counsel” has the meaning set forth in Section 6.13(b).

“SeaSpine Termination Fee” has the meaning set forth in Section 8.03(e).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations of the SEC promulgated thereunder.

“SOX” shall mean the Sarbanes-Oxley Act of 2002.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means, with respect to a party hereto, any unsolicited bona fide written Acquisition Proposal with respect to such party made by any Person or group of Persons (other than a party hereto or any of its Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (a) fifty percent (50%) or more of the assets of such party and its Subsidiaries, taken as a whole, or (b) fifty percent (50%) or more of the equity securities of such party, in each case on terms which a majority of the board of directors of such party determines in good faith (after consultation with such party’s financial advisors and outside legal counsel and taking into account all relevant financial, legal and regulatory aspects of such Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable from a financial point of view (taking into account the payment of the SeaSpine Termination Fee or Orthofix Termination Fee, as applicable) to such party and its shareholders (in their capacity as shareholders) as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other party hereto pursuant to Section 6.04.

“Surviving Corporation” has the meaning set forth in Section 2.02.

“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover laws of a state or any other Governmental Body, including Section 203 of the DGCL.

“Tax” or “Taxes” means: (a) any and all federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto, in each case whether disputed or not; and (b) any Liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person’s taxes as a transferee or successor, by Contract or otherwise.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including all information returns relating to Taxes of third parties, any claims for refund of Taxes and any amendments or supplements to any of the foregoing.

“Termination Date” has the meaning set forth in Section 8.01(d)(ii).

“Trading Day” shall mean a day on which Orthofix Shares are traded on NASDAQ.

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“U.S.” means the United States of America.

“WARN” has the meaning set forth in Section 3.20.

1.02    Other Definitional Provisions.

(a)    All references in this Agreement to Exhibits, Schedules, the SeaSpine Disclosure Letter, the Orthofix Disclosure Letter, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Disclosure Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.

(b)    Exhibits, Schedules, the SeaSpine Disclosure Letter and the Orthofix Disclosure Letter to this Agreement are attached hereto and by this reference incorporated herein for all purposes.

(c)    The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.

(d)    Any definition of or reference to any agreement, instrument, benefit plan or other document or any Law in this Agreement shall be construed as referring to such agreement, instrument or other document or Law as from time to time amended, supplemented or otherwise modified.

(e)    Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(f)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(g)    The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been (i) provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual data room (including the clean room contained therein) set up by SeaSpine or Orthofix, as applicable, in connection with the transactions contemplated by this Agreement or (ii) has been publicly filed with the SEC, in each case, at least twenty-four (24) hours prior to the date of this Agreement.

ARTICLE 2

THE MERGER

2.01    Shares of Merger Sub. Merger Sub is a corporation incorporated under the Laws of the State of Delaware and is a constituent company in the Merger. Orthofix beneficially owns 100% of the outstanding capital stock of Merger Sub.

2.02    The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into SeaSpine (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and SeaSpine shall continue as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall continue to exist under the Laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this ARTICLE 2. Immediately following the Effective Time, but subject to Section 2.10(b), the Surviving Corporation shall be a wholly-owned subsidiary of Orthofix.

2.03    Closing. The closing of the Merger (the “Closing”) shall be held remotely by exchange of documents and signatures (or their electronic counterparts) at a date and time to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in ARTICLE 7 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (such date the “Closing Date”), unless another date or time is mutually agreed upon in writing by the parties hereto.

2.04    Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL with respect to the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Orthofix and SeaSpine in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to herein as the “Effective Time”).

2.05    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.06    Certificate of Incorporation and Bylaws. At the Effective Time, the parties shall take all necessary actions so that, at or immediately prior to the Effective Time, (a) the certificate of incorporation of SeaSpine shall, by virtue of the Merger, but subject to Section 6.08, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law; provided, however, that Article I thereof shall read as follows: “The name of the Corporation is SeaSpine Holdings Corporation” and (b) subject to Section 6.08, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter modified, changed or amended as provided therein or by applicable Law.

2.07    Directors and Officers of the Surviving Corporation. From and after the Effective Time, the Persons listed on Schedule 2.07 shall be the initial directors and executive officers of the Surviving Corporation, each to hold office in accordance with the terms set forth in the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, appointed, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.08    Treatment of SeaSpine Shares, SeaSpine Equity Awards and Merger Sub Shares.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Orthofix, Merger Sub, SeaSpine or any holder of shares thereof:

(i)    each SeaSpine Share held as of the Effective Time by Orthofix, Merger Sub, any direct or indirect wholly-owned Subsidiary of SeaSpine or Orthofix or by SeaSpine as treasury shares (collectively, the “Excluded Shares”), shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)    subject to Section 2.08(b), Section 2.08(c) and Section 2.13, each SeaSpine Share outstanding immediately prior to the Effective Time, including shares outstanding pursuant to Section 2.08(b)(i) below and SeaSpine Shares issuable in connection with a SeaSpine Exchangeable Share Redemption (other than the Excluded Shares) shall be canceled and converted into the right to receive 0.4163 fully paid and nonassessable Orthofix Shares (such ratio, as such number may be adjusted in accordance with this ARTICLE 2, the “Exchange Ratio”).

The aggregate number of Orthofix Shares issuable pursuant to Section 2.08(a)(ii), including shares outstanding pursuant to Section 2.08(b)(i), and Section 2.08(b)(ii) is referred to as the “Merger Consideration.”

(b)    The Merger shall be deemed to constitute a “Change in Control” for purposes of each of the SeaSpine Equity Plan and the SeaSpine Inducement Plans and all awards granted respectively thereunder, and it is the intent of the parties that all “Options” as defined in the SeaSpine Equity Plan and the SeaSpine Inducement Plans, respectively, will be treated in accordance with Section 12.2(d)(i) of the SeaSpine Equity Plan and Section 11.2(d)(i) of the SeaSpine Inducement Plans, respectively. Accordingly, as of immediately prior to the Effective Time and subject to Section 2.13:

(i)    each SeaSpine Restricted Share award that is then outstanding shall automatically, without any action on the part of the holder thereof, be converted into an award of restricted Orthofix Shares with the same terms and conditions that applied to such SeaSpine Restricted Share award immediately prior to the Effective Time, including applicable vesting conditions (which, for the avoidance of doubt, shall include any rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a Change in Control), relating to a number of Orthofix Shares equal to the product, rounded down to the nearest whole number of Orthofix Shares, of (A) the number of shares of SeaSpine Shares subject to such SeaSpine Restricted Share award immediately prior to the Effective Time and (B) the Exchange Ratio;

(ii)    each SeaSpine RSU award that is then outstanding shall automatically, without any action on the part of the holder thereof, be converted into an award of restricted stock units of Orthofix with the same terms and conditions that applied to such SeaSpine RSU award immediately prior to the Effective Time, including applicable vesting conditions (which, for the avoidance of doubt, shall include any rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a Change in Control), relating to a number of Orthofix Shares equal to the product, rounded down to the nearest whole number of Orthofix Shares, of (A) the number of shares of SeaSpine Shares subject to such SeaSpine RSU award immediately prior to the Effective Time and (B) the Exchange Ratio;

(iii)    each SeaSpine Option that is then outstanding (each, a “Rollover Option”) shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire Orthofix Shares at an adjusted exercise price per share (as detailed below), subject to the same terms and conditions as were applicable to such SeaSpine Option immediately prior to the Effective Time (which, for the avoidance of doubt, shall include any rights accruing under the SeaSpine Equity Plan or SeaSpine Inducement Plan, as applicable, as a result of the occurrence of a Change in Control (as defined therein)), including applicable vesting conditions; accordingly, effective as of the Effective Time: (A) each such Rollover Option shall be exercisable solely for Orthofix Shares; (B) the number of Orthofix Shares subject to each Rollover Option shall be determined by multiplying the number of shares of SeaSpine Shares subject to the SeaSpine Option by the Exchange Ratio and rounding down to the nearest whole number of Orthofix Shares; and (C) the per share exercise price for the Orthofix Shares issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of SeaSpine Shares subject to the SeaSpine Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and

(iv)    the parties shall take all actions that SeaSpine determines are necessary or desirable to effectuate the provisions of this Section 2.08(b), including obtaining board or committee consents or adopting or assuming a SeaSpine Equity Plan and/or SeaSpine Inducement Plan, as applicable, by Orthofix. Orthofix shall provide SeaSpine, and SeaSpine shall provide Orthofix, with drafts of, and a reasonable opportunity to comment upon, all resolutions, option agreements and other written actions as may be required to effectuate the provisions of this Section 2.08(b).

Notwithstanding the foregoing and for the avoidance of doubt, the first sentence of this Section 2.08(b) shall not be interpreted to affect whether or not the Merger will be deemed a “change in control,” “change of control” or similar phrase for any purpose other than as specifically stated in such sentence.

(c)    Notwithstanding any other provision of this Agreement, no fractional Orthofix Shares shall be issued in connection with the Merger, no dividends or distributions of Orthofix shall relate to such fractional share interests, no certificates for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as an Orthofix Stockholder. Any SeaSpine Stockholder who would otherwise be entitled to receive a fraction of an Orthofix Share pursuant to the Merger (after taking into account all SeaSpine Shares held immediately prior to the Effective Time by such holder) shall, in lieu of such fraction of a share and upon surrender of such SeaSpine Share Certificate or Book-Entry Shares, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required Tax withholding, determined by multiplying such fraction by the Average Orthofix Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Orthofix Share that would otherwise have been issuable as part of the Merger Consideration. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional Orthofix Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Orthofix that would otherwise be caused by the issuance of fractional Orthofix Shares.

(d)    All calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

(e)    At the Effective Time, by virtue of the Merger and without any action on the part of Orthofix, Merger Sub, SeaSpine or any holder of shares thereof, all shares of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding share of common stock of the Surviving Corporation, which share shall be held by Orthofix.

(f)    In accordance with Section 262 of the DGCL, no appraisal rights shall be available to SeaSpine Stockholders in connection with the Merger.

2.09    Closing of SeaSpine Transfer Books. At the Effective Time: (a)(i) each certificate formerly representing any SeaSpine Share (other than an Excluded Share) (“SeaSpine Share Certificate”) and (ii) each uncertificated SeaSpine Share (“Book-Entry Share”) formerly representing any SeaSpine Share (other than an Excluded Share) shall cease to be outstanding and (other than any Excluded Shares) shall represent only the right to receive Orthofix Shares (and cash in lieu of any fractional Orthofix Shares) as contemplated by Section 2.08 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.13 and all holders of SeaSpine Share Certificates or Book-Entry Shares shall cease to have any rights as shareholders of SeaSpine; and (b) the stock transfer books of SeaSpine shall be closed with respect to all SeaSpine Shares outstanding immediately prior to the Effective Time. No further transfer of any such SeaSpine Shares shall be made on such stock transfer books after the Effective Time. If after the Effective Time, a valid certificate previously representing any SeaSpine Shares is presented to the Exchange Agent, to the Surviving Corporation or to Orthofix, such SeaSpine Share Certificate shall be cancelled and shall be exchanged as provided in this ARTICLE 2.

2.10    Exchange Fund; Exchange of Certificates.

(a)    Prior to the Closing Date, Orthofix and SeaSpine shall mutually select a bank or trust company, which may be the transfer agent for the Orthofix Shares, to act as exchange agent in the Merger (the “Exchange Agent”), and, not later than the Effective Time, Orthofix shall enter into an agreement with such bank or trust company, which agreement shall be reasonably acceptable to SeaSpine (the “Exchange Agency Agreement”), for the payment of the Merger Consideration as provided in Section 2.08.

(b)    Orthofix shall issue and deliver, prior to or concurrent with the Effective Time to the Exchange Agent solely for the account and benefit of the former SeaSpine Stockholders, (i) the maximum number of Orthofix Shares that have become issuable pursuant to Section 2.08(a)(ii), including shares outstanding pursuant to Section 2.082.08(b)(i), and Section 2.082.08(b)(ii) for delivery to the Merger Consideration recipients entitled thereto (such Orthofix Shares being the “Exchange Fund”) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 2.08(c) for delivery to the Merger Consideration recipients entitled thereto.

(c)    At the Effective Time and without any action on the part of any holder, all Book-Entry Shares shall be deemed surrendered to the Exchange Agent and Orthofix shall cause the Exchange Agent to: (i) deliver to each holder of Book-Entry Shares that number of uncertificated whole Orthofix Shares that the holder is entitled to receive pursuant to this ARTICLE 2 and cancel such Book-Entry Shares; and (ii) mail to each holder of Book-Entry Shares a check in the amount of any cash payable in respect of such holder’s Book-Entry Shares pursuant to Section 2.08(c).

(d)    As promptly as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Orthofix shall cause the Exchange Agent to mail to the record holders of SeaSpine Share Certificates: (i) a notice advising such holder of the effectiveness of the Merger; (ii) a letter of transmittal in customary form and containing such provisions as Orthofix and SeaSpine may reasonably specify (including a provision confirming that delivery of SeaSpine Share Certificates shall be effected, and risk of loss and title to the SeaSpine Shares shall pass, only upon delivery of such SeaSpine Share Certificates to the Exchange Agent); and (iii) instructions for use in effecting the surrender of the SeaSpine Share Certificates in exchange for the Orthofix Shares, as provided in Section 2.08(a). Upon surrender of a SeaSpine Share Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Orthofix, (A) the holder of such SeaSpine Share Certificate shall be entitled to receive in exchange a certificate or evidence of shares in book entry form representing the number of whole Orthofix Shares that such holder has the right to receive pursuant to the provisions of Section 2.08(a) (and cash in lieu of any fractional Orthofix Shares pursuant to Section 2.08(c)) and (B) the SeaSpine Share Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.10(d), each SeaSpine Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive Orthofix Shares (and cash in lieu of any fractional Orthofix Shares pursuant to Section 2.08(c)) as contemplated by this ARTICLE 2 and any distribution or dividend with respect to Orthofix Shares, the record date for which is after the Effective Time. In the event of a transfer of ownership of SeaSpine Shares that is not registered in the transfer records of SeaSpine, a certificate or evidence of shares in book-entry form representing the proper number of Orthofix Shares may be issued to a Person other than the Person in whose name the SeaSpine Share Certificate so surrendered is registered if such SeaSpine Share Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the Person requesting such issuances shall pay any transfer or other Taxes required by reason of the issuance of the Orthofix Shares to a person other than the registered holder of such SeaSpine Shares or establish to the satisfaction of Orthofix that such Taxes have been paid or are not applicable. If any SeaSpine Share Certificate shall have been lost, stolen or destroyed, Orthofix may, in its discretion and as a condition precedent to the issuance of any certificate or evidence of shares in book-entry form representing Orthofix Shares, require the owner of such lost, stolen or destroyed SeaSpine Share Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Orthofix may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Orthofix, or the Surviving Corporation with respect to such SeaSpine Share Certificate.

(e)    All Orthofix Shares to be issued and delivered to the Exchange Agent pursuant to this Section 2.10 shall be deemed issued and outstanding as of the Effective Time, and whenever a dividend or other distribution is declared by Orthofix in respect of Orthofix Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Orthofix Shares issuable pursuant to this Agreement. No dividends or other distributions declared or made with respect to the Orthofix Shares with a record date after the Effective Time shall be paid to the holder of an unsurrendered SeaSpine Share Certificate with respect to the Orthofix Shares that such holder has the right to receive pursuant to the Merger until such holder surrenders such SeaSpine Share Certificate in accordance with this Section 2.10. All such dividends and other distributions shall be paid by Orthofix to the Exchange Agent after deduction of any applicable Taxes and shall be included in the Exchange Fund, in each case until the surrender of such SeaSpine Share Certificate in accordance with this Section 2.10. Subject to the effect of applicable Laws, following surrender of any such SeaSpine Share Certificate there shall be paid to the recordholder thereof, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such Orthofix Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Orthofix Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(f)    Any portion of the Exchange Fund that remains undistributed to holders of SeaSpine Share Certificates as of the date one (1) year after the Closing Date shall be delivered to Orthofix upon demand, and any holders of SeaSpine Share Certificates who have not theretofore surrendered their SeaSpine Share Certificates to the Exchange Agent in accordance with this Section 2.10(f), as well as any holders of Book-Entry Shares who have not theretofore cashed any check payable to them in accordance with Section 2.08(c), shall thereafter look only to Orthofix for satisfaction of their claims for Orthofix Shares, cash in lieu of fractional Orthofix Shares and any dividends or distributions with respect to Orthofix Shares, subject to applicable abandoned property law, escheat law or similar Law.

(g)    Neither Orthofix, nor the Surviving Corporation shall be liable to any current or former SeaSpine Stockholder or to any other Person with respect to any Orthofix Shares (or dividends or distributions with respect thereto), or for any cash amounts, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any SeaSpine Share Certificate shall not have been surrendered prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any Orthofix Shares or any dividends or other distributions payable to the holder of such SeaSpine Share Certificate would otherwise escheat to or become the property of any Governmental Body), any Orthofix Shares issuable upon the surrender of, or any dividends or other distributions in respect of, such SeaSpine Share Certificate shall, to the extent permitted by applicable Law, become the property of Orthofix, free and clear of all claims or interest of any Person previously entitled thereto.

2.11    Withholding. Each of SeaSpine, Orthofix, Merger Sub and the Surviving Corporation (as applicable) shall be entitled to deduct or withhold such amounts as it determines, in its sole discretion, are necessary to cover all required withholdings from the amounts payable (including Orthofix Shares deliverable) under this Agreement in accordance with the Code and any other applicable Law, and the Exchange Agent shall be entitled to so deduct or withhold to the extent it is entitled as set forth in the general instructions in the letter of transmittal. Any such withheld or deducted amount shall be timely paid over to the appropriate Governmental Body and treated as though such amount had been paid to the Person in respect of whom such withholding was required.

2.12    Interest; No Liability. All payments made pursuant to this ARTICLE 2 shall be without interest. Neither Orthofix, Merger Sub nor the Surviving Corporation shall be liable to any Person in respect of any cash or securities delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law.

2.13    Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that SeaSpine changes the number of SeaSpine Shares issued and outstanding prior to the Effective Time (other than pursuant to the issuance of SeaSpine Shares to holders of SeaSpine Exchangeable Shares pursuant to the exchange, redemption or retraction of SeaSpine Exchangeable Shares pursuant to AcquireCo’s Articles and the SeaSpine Support Agreement) or Orthofix changes the number of Orthofix Shares issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the consideration paid in accordance with this Agreement, including the Exchange Ratio, shall be equitably adjusted to reflect such change.

2.14    Further Action. If, at any time after the Effective Time, any further action is determined by Orthofix or SeaSpine to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and SeaSpine, the officers and directors of Orthofix shall be further authorized to take such action. Orthofix and the Surviving Corporation also shall take such further actions as may be necessary or desirable to ensure that the Exchange Agent sends out the letters of transmittal to SeaSpine Stockholders and issues certificates or evidence of shares in book-entry form representing Orthofix Shares to such shareholders in accordance with Section 2.10.

2.15    Corporate Governance Matters. The Orthofix Board shall take all necessary corporate action, to the extent within its power and authority, to cause the following to occur as of the Effective Time: (a) the directors constituting the Orthofix Board shall be as set forth in Schedule 2.15, subject to such individuals’ willingness to serve; (b) the composition of the committees of the Orthofix Board shall be as set forth in Schedule 2.15, subject to such individuals’ willingness to serve; and (c) the executive officers of Orthofix shall be as set forth in Schedule 2.15, subject to such individuals’ willingness to serve. In the event any designee identified on Schedule 2.15 becomes unwilling to serve as of the Effective Time, a replacement for such designee shall be determined in accordance with the provisions of Schedule 2.15 hereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SEASPINE

Except as disclosed in (a) the SeaSpine SEC Documents furnished or filed prior to the date hereof (excluding any disclosures in any risk factors section or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by SeaSpine to Orthofix prior to the execution and delivery of this Agreement (the “SeaSpine Disclosure Letter”) to the extent it makes reference to the particular Section or subsection of this Agreement to which exception is being taken (or to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to another Section or subsection of this Agreement), SeaSpine represents and warrants to Orthofix as follows:

3.01    Organization and Corporate Power.

(a)    SeaSpine is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of SeaSpine is a corporation or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization. Each of SeaSpine and its Subsidiaries has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)    Each of SeaSpine and its Subsidiaries has all authorizations, licenses and permits, necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and permits would not have a SeaSpine Material Adverse Effect. Each of SeaSpine and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have a SeaSpine Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of SeaSpine, as in effect as of the date hereof, have been heretofore made available to Orthofix.

3.02    Authorization; Valid and Binding Agreement. Subject to obtaining the SeaSpine Stockholder Approval, the execution, delivery and performance of this Agreement by SeaSpine and each other agreement, document, instrument or certificate contemplated hereby to be executed, delivered and performed by SeaSpine and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of SeaSpine, and no other corporate approvals on SeaSpine’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of Orthofix and Merger Sub, this Agreement constitutes a valid and binding obligation of SeaSpine, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights or general principles of equity affecting the availability of specific performance and other equitable remedies.

3.03    Capital Stock.

(a)    The authorized capital stock of SeaSpine consists of 120,000,000 SeaSpine Shares and 15,000,000 shares of preferred stock, $0.01 par value per share, of which, as of October 7, 2022 (the “Measurement Date”), 37,202,800 SeaSpine Shares (which amount, for clarity, includes 147,443 unvested SeaSpine Restricted Shares) and 0 shares of preferred stock were issued and outstanding. Between the Measurement Date and the date of this Agreement, there have been no issuances or grants of SeaSpine Shares, SeaSpine Options, SeaSpine Restricted Shares, SeaSpine RSUs or SeaSpine ESPP Purchase Rights.

(b)    Section 3.03(b) of the SeaSpine Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding SeaSpine Shares, SeaSpine Options, SeaSpine Restricted Shares, SeaSpine RSUs and SeaSpine ESPP Purchase Rights (assuming that all participants in the SeaSpine ESPP as of the date hereof were to continue to participate through the next regularly scheduled exercise date under the SeaSpine ESPP), including, with respect to each SeaSpine Option, SeaSpine RSU award and SeaSpine ESPP Purchase Right, the number of SeaSpine Shares issuable thereunder or with respect thereto, the holder thereof and the exercise price (if any), and SeaSpine has granted no other such awards since the Measurement Date and prior to the date of this Agreement. In addition, 1,298,648 SeaSpine Exchangeable Shares are outstanding for which 1,248,648 SeaSpine Shares are, as of the date hereof, issuable upon the exchange, redemption or retraction of SeaSpine Exchangeable Shares.

(c)    All of the outstanding SeaSpine Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding SeaSpine Shares were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities. Except as set forth in Section 3.03(b) of the SeaSpine Disclosure Letter, SeaSpine does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by SeaSpine. Except as set forth in Section 3.03(b) of the SeaSpine Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of SeaSpine, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of SeaSpine, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require SeaSpine to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of SeaSpine, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to SeaSpine or (v) bonds, debentures, notes or other Indebtedness of SeaSpine having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of SeaSpine may vote.

(d)    All of the outstanding SeaSpine Options, SeaSpine Restricted Shares, SeaSpine RSUs and SeaSpine ESPP Purchase Rights have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws.

(e)    There are no stockholder agreements or voting trusts or other agreements or understandings to which SeaSpine is a party with respect to the voting, or restricting the transfer, of the capital stock or any other equity interest of SeaSpine. SeaSpine has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of SeaSpine are held by any Subsidiary of SeaSpine.

(f)    As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which SeaSpine or any of its Subsidiaries is subject, a party to or otherwise bound.

3.04    Subsidiaries. All of the outstanding shares of capital stock or equivalent equity interests of each of SeaSpine’s Subsidiaries are owned of record and beneficially, directly or indirectly, by SeaSpine free and clear of all material Liens, pledges, security interests or other encumbrances (other than Permitted Liens).

3.05    No Breach. Except with respect to clauses (b) and (c) for any conflicts, violations, breaches, defaults or other occurrences which would not constitute a SeaSpine Material Adverse Effect, the execution, delivery and performance of this Agreement by SeaSpine and, subject to obtaining the SeaSpine Stockholder Approval, the consummation of the transactions contemplated hereby do not (a) conflict with or violate SeaSpine’s or any of its Subsidiaries’ Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.06 have been obtained and all filings and obligations described in Section 3.06 have been made, conflict with or violate any Law, statute, rule or regulation or Order, judgment or decree to which SeaSpine or its Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of SeaSpine or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of any SeaSpine Material Contract.

3.06    Consents, etc. Except as may be required by (a) the HSR Act and any other applicable Antitrust Laws, (b) the Exchange Act, (c) the Securities Act, (d) U.S. state securities Laws, (e) NASDAQ and (f) the DGCL, in each case, which requirements have or will be made in connection with the transactions contemplated hereby, (i) none of SeaSpine or any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by SeaSpine or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a SeaSpine Material Adverse Effect.

3.07    SEC Reports; Disclosure Controls and Procedures.

(a)    SeaSpine has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) with the SEC required to be filed or furnished by SeaSpine since January 1, 2020 (the “SeaSpine SEC Documents”). As of their respective filing dates or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment: (i) each of the SeaSpine SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the SeaSpine SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the SeaSpine SEC Documents, and, to the knowledge of SeaSpine, none of the SeaSpine SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of SeaSpine is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(b)    The consolidated financial statements (including all related notes and schedules) of SeaSpine and its consolidated Subsidiaries contained in the SeaSpine SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of SeaSpine and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of SeaSpine and its consolidated Subsidiaries for the periods covered thereby.

(c)    SeaSpine maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of SeaSpine’s properties or assets. Since January 1, 2020, none of SeaSpine, SeaSpine’s independent accountants, the SeaSpine Board or its audit committee has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of SeaSpine, (B) “material weakness” in the internal controls over financial reporting of SeaSpine, or (C) fraud, whether or not material, that involves management or other employees of SeaSpine or its Subsidiaries who have a significant role in the internal controls over financial reporting of SeaSpine. Since January 1, 2020, any material change in internal control over financial reporting required to be disclosed in any SeaSpine SEC Document has been so disclosed.

(d)    The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by SeaSpine are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by SeaSpine in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of SeaSpine, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of SeaSpine to make the certifications required under the Exchange Act with respect to such reports.

(e)    Since the SeaSpine Balance Sheet Date, (i) neither SeaSpine nor any of its Subsidiaries nor, to the knowledge of SeaSpine, any director, officer, employee, auditor, accountant or representative of SeaSpine or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of SeaSpine or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SeaSpine or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of SeaSpine, no attorney representing SeaSpine or any of its Subsidiaries, whether or not employed by SeaSpine or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by SeaSpine or any of its Subsidiaries or any of their officers, directors, employees or agents to any director or executive officer of SeaSpine.

(f)    SeaSpine is in material compliance with the applicable listing and corporate governance rules and regulations of NASDAQ.

3.08    No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of SeaSpine as of June 30, 2022, included in the SeaSpine SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 3.08 of the SeaSpine Disclosure Letter, SeaSpine, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of SeaSpine and its Subsidiaries prepared in accordance therewith (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a SeaSpine Material Adverse Effect.

3.09    Absence of Certain Developments.

(a)    Since the SeaSpine Balance Sheet Date, there has not been any SeaSpine Material Adverse Effect.

(b)    Except as expressly contemplated by this Agreement, since the SeaSpine Balance Sheet Date, each of SeaSpine and its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and none of them has:

(i)    amended or modified its Organizational Documents;

(ii)    sold, leased, assigned, transferred or purchased any material tangible assets, in each case in a single or related series of transactions, except in the ordinary course of business consistent with past practice;

(iii)    issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(iv)    declared or paid any dividend or other distribution of the assets of SeaSpine;

(v)    made or approved any material changes in its Plans or made any material changes in wages, salary, or other compensation, including severance, with respect to its current or former officers, directors or executive employees other than increases in base salaries and wages that are consistent with past practices or as required by applicable Law or any SeaSpine Plan;

(vi)    paid, loaned or advanced (other than the payment of compensation and benefits in the ordinary course of business consistent with past practice or the payment, advance or reimbursement of business expenses in the ordinary course of business consistent with past practice or 401(k) plan loans) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business or other than at arm’s length;

(vii)    except as required by applicable Law, adopted or materially amended any SeaSpine Plans;

(viii)    hired or terminated any of its officers or employees with fixed annual compensation in excess of $350,000, with respect to non-officer employees, other than in the ordinary course of business consistent with past practice;

(ix)    commenced or settled any Action in which the amount in dispute is in excess of $1,000,000;

(x)    made any material change in accounting principles, methods, procedures or policies, except as required by GAAP;

(xi)    made, changed or revoked any material Tax election, or settled or compromised any material Tax claim or liabilities, or filed any substantially amended material Tax Return;

(xii)    (i) authorized, proposed, entered into or agreed to enter into any plan of liquidation, dissolution or other reorganization or (ii) authorized, proposed, entered into or agreed to enter into any merger, consolidation or business combination with any Person;

(xiii)    except in the ordinary course of business consistent with past practice, incurred or discharged any Indebtedness;

(xiv)    other than spinal or orthopedic implant set and instrument purchases, made capital expenditures individually in excess of $500,000;

(xv)    suffered any material damage, destruction or loss, whether or not covered by insurance;

(xvi)    sold, assigned, transferred, abandoned or allowed to lapse or expire any material Intellectual Property rights or other intangible assets owned, used or licensed by SeaSpine or any of its Subsidiaries in connection with any product of SeaSpine or any of its Subsidiaries or the operation of any of their businesses;

(xvii)    been subject to any written claim or written threat of infringement, misappropriation or other violation by or against SeaSpine or any of its Subsidiaries of Intellectual Property rights of SeaSpine or any of its Subsidiaries or a third party;

(xviii)    materially reduced the amount of any insurance coverage provided by existing insurance policies; or

(xix)    committed to do or take any of the actions described in the foregoing clauses (i) through (xviii).

3.10    Title to Properties.

(a)    SeaSpine and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the personal property and other tangible assets necessary for the conduct of the business of SeaSpine and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not constitute a SeaSpine Material Adverse Effect. To SeaSpine’s knowledge, all such items of tangible personal property are in normal operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices.

(b)    SeaSpine does not own any real property. The leased real property described in Section 3.10(b) of the SeaSpine Disclosure Letter (the “SeaSpine Real Property”) constitutes all of the real property used, occupied or leased by SeaSpine or its Subsidiaries. The SeaSpine Real Property leases are in full force and effect, and SeaSpine holds a valid and existing leasehold interest in the SeaSpine Real Property under each such applicable lease. Neither SeaSpine nor, to SeaSpine’s knowledge, any other party to the applicable SeaSpine Real Property leases is in default in any material respect under any of such leases. No event has occurred which, if not remedied, would result in a default by SeaSpine in any material respect under the SeaSpine Real Property leases, and, to SeaSpine’s knowledge, no event has occurred which, if not remedied, would result in a default by any party other than SeaSpine in any material respect under the SeaSpine Real Property leases.

3.11    Tax Matters.

(a)    (i) SeaSpine and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects, (iii) SeaSpine and its Subsidiaries have paid all material Taxes as due and payable (whether or not shown on any Tax Return) and, (iv) as of the SeaSpine Balance Sheet Date, any Liability of SeaSpine or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of SeaSpine in accordance with applicable accounting practices and procedures. Since the SeaSpine Balance Sheet Date, neither SeaSpine nor any of its Subsidiaries has incurred any material Liability for Taxes outside the ordinary course of business.

(b)    No claim has been made in writing by any Governmental Body in a jurisdiction where SeaSpine or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of SeaSpine or any of its Subsidiaries. SeaSpine and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither SeaSpine nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(c)    No material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to SeaSpine or any of its Subsidiaries.

(d)    (A) There is no outstanding request for any extension of time for SeaSpine or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of SeaSpine or any of its Subsidiaries that is currently in force.

(e)    Neither SeaSpine nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither SeaSpine nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was SeaSpine) or (ii) has Liability for the Taxes of any Person (other than SeaSpine or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(f)    Neither SeaSpine nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Law).

(g)    Neither SeaSpine nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income, or make any material adjustment under Section 481(a) of the Code, for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or improper use of any method of accounting for any taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or other Law) executed prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued outside the ordinary course of business on or prior to the Closing Date; (v) election under Section 108(i) of the Code; or (vi) the application of Section 965 of the Code.

(h)    Neither SeaSpine nor any of its Subsidiaries has taken advantage of any relief or Tax deferral provisions or any carryback of net operating losses or similar Tax items related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.

(i)    Neither SeaSpine nor any of its Subsidiaries has knowledge of any facts, or has taken or plans to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

3.12    Contracts and Commitments.

(a)    As of the date hereof, none of SeaSpine or any of its Subsidiaries is a party to or bound by any:

(i)    “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to SeaSpine or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with SeaSpine’s Annual Report on Form 10-K for the year ended December 31, 2021, or any SeaSpine SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii)    Contract (A) relating to the disposition or acquisition by SeaSpine or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement, other than in the ordinary course of business consistent with past practice, or (2) prior to the date hereof, which contains any material ongoing obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely, under any of them, to result in liabilities to SeaSpine and its Subsidiaries in excess of $500,000 or (B) pursuant to which SeaSpine or any of its Subsidiaries will acquire any material ownership interest in any other person or other business enterprise other than SeaSpine’s Subsidiaries;

(iii)    collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iv)    Contract establishing any joint ventures, partnerships or similar arrangements;

(v)    Contract (A) prohibiting or materially limiting the right of SeaSpine or any of its Subsidiaries to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating SeaSpine or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of SeaSpine or any of its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area but excluding any distribution, sales representative, sales agent or similar agreement under which SeaSpine or any of its Subsidiaries has granted a Person an exclusive geographical area and under which SeaSpine paid commissions less than $1,000,000 to such Person in 2021 or from whom SeaSpine received less than $2,000,000 from the sale of product to said Person in 2021;

(vi)    Contract pursuant to which SeaSpine or any of its Subsidiaries (A) licenses any material Intellectual Property from another Person that is used by SeaSpine or one of its Subsidiaries in the conduct of its business as currently conducted that could reasonably require payment by SeaSpine or any of its Subsidiaries of royalties or license fees exceeding $250,000 in any twelve (12) month period, or (B) licenses Intellectual Property owned by SeaSpine or any of its Subsidiaries to another Person, except non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(vii)    mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit of $1,000,000 or more, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(viii)    Contract providing for any guaranty by SeaSpine or any of its Subsidiaries of third-party obligations (under which SeaSpine or any of its Subsidiaries has continuing obligations as of the date hereof) of $500,000 or more, other than any guaranty by SeaSpine or any of its Subsidiaries’ of obligations of SeaSpine or any of its Subsidiaries;

(ix)    Contract between SeaSpine, on the one hand, and any Affiliate of SeaSpine (other than a Subsidiary of SeaSpine), on the other hand;

(x)    Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than SeaSpine or its Subsidiaries;

(xi)    Contract under which SeaSpine and SeaSpine’s Subsidiaries are expected to make annual expenditures, excluding sales commissions, or receive annual revenues in excess of $2,000,000 during the current or a subsequent fiscal year; or

(xii)    Contract to enter into any Contract of the type described in the foregoing clauses (i) through (xi).

(b)    Orthofix has been given access to a true and correct copy of all written SeaSpine Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral SeaSpine Material Contract.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a SeaSpine Material Adverse Effect, (i) SeaSpine is not in default under any Contract listed, or required to be listed, in Section 3.12(a) of the SeaSpine Disclosure Letter (each, a “SeaSpine Material Contract” and, collectively, the “SeaSpine Material Contracts”) and (ii) to SeaSpine’s knowledge, as of the date hereof, the parties other than SeaSpine or any of its Subsidiaries to each of the SeaSpine Material Contracts is not in default thereunder. Each SeaSpine Material Contract is legal and in full force and effect and is valid, binding and enforceable against SeaSpine and its Subsidiaries (to the extent party thereto) and, to SeaSpine’s knowledge, each other party thereto. As of the date hereof, no party to any SeaSpine Material Contract has given any written notice, or to the knowledge of SeaSpine, any notice (whether or not written) of termination or cancellation of any SeaSpine Material Contract or that it intends to seek to terminate or cancel any SeaSpine Material Contract (whether as a result of the transactions contemplated hereby or otherwise).

3.13    Intellectual Property.

(a)    All of the patents, domain names, registered trademarks and service marks, registered copyrights and applications for any of the foregoing, that are currently owned by SeaSpine or any of its Subsidiaries (collectively, “SeaSpine Registered Intellectual Property”) are set forth in Section 3.13 of the SeaSpine Disclosure Letter. One or more of SeaSpine and its Subsidiaries owns and possesses all right, title and interest in and to each item of the Intellectual Property owned by SeaSpine or any of its Subsidiaries free and clear of all Liens other than Permitted Liens. To the knowledge of SeaSpine, the Intellectual Property owned by SeaSpine or its Subsidiaries, together with any Intellectual Property licensed to SeaSpine or its Subsidiaries constitutes all Intellectual Property used in and material to or otherwise necessary for SeaSpine’s or its Subsidiaries’ manufacture or sale of its Products or operation of the business of SeaSpine and its Subsidiaries. To the knowledge of SeaSpine, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any material Intellectual Property owned by SeaSpine or any of its Subsidiaries. No Person has provided written notice of a claim or pending Action or, to the knowledge of SeaSpine, threatened a claim or Action, challenging the ownership, validity, enforceability or scope of any SeaSpine Registered Intellectual Property, and no item of SeaSpine Registered Intellectual Property is the subject of any outstanding Order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Body or arbitrator of which SeaSpine has received written notice.

(b)    To SeaSpine’s knowledge, SeaSpine and its Subsidiaries, their Products and the business of SeaSpine and its Subsidiaries as currently conducted, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and has not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past four (4) years. SeaSpine and its Subsidiaries have not, within the past four (4) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution or other violation (including any claim that SeaSpine or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending Action (or to the knowledge of SeaSpine, threatened Action), claim, or suit alleging any such infringement, misappropriation, dilution or violation.

(c)    SeaSpine and its Subsidiaries have taken commercially reasonable efforts to protect and preserve their rights in all Intellectual Property owned by SeaSpine or any of its Subsidiaries. To the knowledge of SeaSpine, all employees, contractors and consultants who have created Intellectual Property used in the conduct of the business of SeaSpine or a Subsidiary as currently conducted have either (i) assigned to one or more of SeaSpine or its Subsidiaries all of their rights therein, to the full extent permitted by Law and to the extent such rights would not automatically vest with SeaSpine or one of its Subsidiaries by operation of Law or (ii) with respect to consultants and contractors, have granted SeaSpine or its Subsidiaries sufficient rights in such Intellectual Property to conduct the business of SeaSpine and its Subsidiaries as currently conducted.

3.14    Data Privacy.

(a)    SeaSpine and its Subsidiaries (i) maintain commercially reasonable policies and procedures regarding the security, privacy, transfer and use of Personal Data that are designed to protect Personal Data from unauthorized access, use or disclosure, and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a SeaSpine Material Adverse Effect, since January 1, 2018, have been in compliance with all of SeaSpine’s and its Subsidiaries’ published and written policies, as applicable, governing the security, privacy, transfer and use of Personal Data and applicable Laws governing data privacy and data security.

(b)    To SeaSpine’s knowledge, since January 1, 2018, (i) none of SeaSpine or any of its Subsidiaries has experienced any confirmed unauthorized access, acquisition, theft, destruction or compromise of any Personal Data, which, individually or in the aggregate, has had a SeaSpine Material Adverse Effect and (ii) there has not been any unauthorized intrusions or breaches of security into any SeaSpine information technology system used in the operation of the businesses of SeaSpine and its Subsidiaries, which, individually or in the aggregate, has had a SeaSpine Material Adverse Effect. To SeaSpine’s knowledge, since January 1, 2018, no third-party processing Personal Data on behalf SeaSpine has experienced a security breach affecting Personal Data of SeaSpine or its Subsidiaries, which, individually or in the aggregate, has had a SeaSpine Material Adverse Effect. Neither SeaSpine, its Subsidiaries, nor any third party acting at SeaSpine’s direction or authorization has paid any perpetrator of any actual or threatened security incident or cyber-attack, including a ransomware attack or a denial-of-service attack.

(c)    To SeaSpine’s knowledge, since January 1, 2018, none of SeaSpine or any of its Subsidiaries has been under investigation by any state, federal, or foreign jurisdiction regarding its protection, storage, use, disclosure, and transfer of Personal Data.

(d)    To SeaSpine’s knowledge, since January 1, 2018, none of SeaSpine or any of its Subsidiaries has received any material written claim, complaint, inquiry or notice from any governmental, regulatory or self-regulatory authority or entity, or any data subject, related to SeaSpine’s or its Subsidiaries’ collection, processing, use, storage, security, and/or disclosure of Personal Data, alleging that any of these activities are in violation of any applicable Laws governing data privacy and data security.

3.15    Litigation. There are no Actions pending, or to SeaSpine’s knowledge, threatened, against SeaSpine or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and SeaSpine and its Subsidiaries are not subject to or in violation of any outstanding judgment, Order or decree of any court or Governmental Body, in each case, that would, individually or in the aggregate, have a SeaSpine Material Adverse Effect. This Section 3.15 shall not apply to Taxes, with respect to which exclusively the representations and warranties in Section 3.11 shall apply.

3.16    Insurance. Section 3.16 of the SeaSpine Disclosure Letter lists each material insurance policy maintained by SeaSpine or any of its Subsidiaries or, to SeaSpine’s knowledge, under which SeaSpine is a named insured or otherwise the principal beneficiary of coverage, including the policy number and the period, type and amount of coverage. All such insurance policies are in full force and effect and shall continue in effect until the Closing Date. Such insurance policies are sufficient, in all material respects in the aggregate, with the operation of SeaSpine’s or its Subsidiaries’ business for the industry in which it operates. SeaSpine is not in default with respect to its obligations under any such insurance policies and, to SeaSpine’s knowledge, there is no threatened termination of, or threatened premium increase with respect to, any of such policies, other than in connection with SeaSpine’s annual renewal process.

3.17    Employee Benefit Plans.

(a)    Section 3.17 of the SeaSpine Disclosure Letter lists all current SeaSpine Plans (other than (i) immaterial Non-U.S. Plans that are otherwise SeaSpine Plans or (ii) any at-will employment agreement or any services agreement terminable upon 30 days’ notice or less, in either case that does not provide for severance, notice of termination (or pay in lieu), change of control, retention or bonus pay or similar benefits (other than continuation coverage or other entitlements required by Law)). Each SeaSpine Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such SeaSpine Plan is so qualified, and SeaSpine is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such SeaSpine Plan. The SeaSpine Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law; and SeaSpine has not become subject to any material Liability by reason of (i) a failure to provide any notice, (ii) a failure to make any contribution to a SeaSpine Plan intended to be qualified under Section 401(a) of the Code within the time prescribed for the contribution under ERISA, or (iii) a breach of fiduciary duty or prohibited transaction under ERISA or any other applicable Law, in each case with respect to a SeaSpine Plan.

(b)    With respect to each current material SeaSpine Plan, SeaSpine has made available true and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Body relating to a SeaSpine Plan received or sent within the last two years and (vi) the most recent determination or opinion letter.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a SeaSpine Material Adverse Effect, with respect to the SeaSpine Plans, (i) all required contributions to, and premiums payable in respect of, such SeaSpine Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on SeaSpine’s financial statements in accordance with GAAP, and (ii) there are no Actions, audits, suits or claims pending or, to SeaSpine’s knowledge, threatened, other than routine claims for benefits.

(d)    Neither SeaSpine nor any of its ERISA Affiliates has at any time in the past six (6) years sponsored or contributed to, or has or has had any Liability or obligation in respect of any SeaSpine Plan (including any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA)) that is or was at any relevant time subject to Title IV of ERISA or Section 412 of the Code. None of the SeaSpine Plans obligates SeaSpine or its Subsidiaries to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with SeaSpine or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law and coverage through the end of the month of termination of employment.

(e)    Except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any Person, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any SeaSpine Plan, (iii) result in the acceleration of the time of payment or vesting of any benefits under any SeaSpine Plan, (iv) require SeaSpine or its Subsidiaries to set aside any assets to fund any benefits under a SeaSpine Plan or result in the forgiveness in whole or in part of any outstanding loans made by SeaSpine to any Person, (v) limit the ability to amend or terminate any SeaSpine Plan or related trust or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law). SeaSpine has no obligation to pay any gross-up in respect of any Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law).

(f)    With respect to each SeaSpine Plan that is a Non-U.S. Plan, and except as would not reasonably be expected to have, individually or in the aggregate, a SeaSpine Material Adverse Effect, the fair market value of the assets of each funded Non-U.S. Plan, the liability of each insurer for any non-U.S. Plan funded through insurance or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the contemplated transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No SeaSpine Plan that is a Non-U.S. Plan is a defined benefit pension plan.

3.18    Compliance with Law; Permits; Anti-Corruption Laws.

(a)    SeaSpine and each of its Subsidiaries hold all Permits required to operate their respective businesses as they are being conducted as of the date hereof, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to have a SeaSpine Material Adverse Effect, and no proceeding is pending or, to the knowledge of SeaSpine, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither SeaSpine nor any of its Subsidiaries is in material violation of, or in default under, any Law, in each case applicable to SeaSpine or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 3.18 shall not apply to Taxes, employee benefit plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 3.11, Section 3.17, Section 3.19, Section 3.20 and Section 3.21, respectively.

(b)    SeaSpine and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with Anti-Corruption Laws.

(c)    Since January 1, 2018, none of SeaSpine or its Subsidiaries nor, to the knowledge of SeaSpine, any director, officer, employee or agent of SeaSpine, has directly or indirectly used, offered, authorized, promised, provided, paid, requested, or received, whether directly or indirectly through a third party, on behalf of SeaSpine or its Subsidiaries or in connection with their business, any bribes, kickbacks, gifts, or anything else of value, regardless of form or amount, to any Person for any improper purpose, including for obtaining or retaining business or securing an improper business advantage.

(d)    Since January 1, 2018, neither SeaSpine nor its Subsidiaries, to SeaSpine’s knowledge, have been or are currently under any internal or Governmental Body review, investigation, inspection, or examination relating to their compliance with Anti-Corruption Laws, or have received any written notice or other communication from any Governmental Body regarding a violation of, or failure to comply with, any Anti-Corruption Laws.

(e)    Since January 1, 2018, SeaSpine and its Subsidiaries have not, to their knowledge, been and are not now under any administrative, civil, or criminal investigation, prosecution, or indictment, and neither SeaSpine nor its Subsidiaries are party to any legal actions involving alleged false statements, false claims or other improprieties relating to their compliance with Anti-Corruption Laws.

(f)    Since January 1, 2018, SeaSpine and its Subsidiaries have maintained an adequate system or systems of internal controls reasonably designed to ensure compliance with all Anti-Corruption Laws and prevent and detect violations of Anti-Corruption Laws.

(g)    Since January 1, 2018, neither SeaSpine nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Body with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

3.19    Environmental Compliance and Conditions. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a SeaSpine Material Adverse Effect: (a) each of SeaSpine and its Subsidiaries is and has been in compliance with all Environmental Laws; (b) each of SeaSpine and its Subsidiaries holds, and is and has been in compliance with, all authorizations, licenses and Permits required under Environmental Laws to operate its business at the SeaSpine Real Property as presently conducted; (c) none of SeaSpine or any of its Subsidiaries has received any notice from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees under Environmental Laws; (d) no Hazardous Substance has ever been released, generated, treated, contained, handled, used, manufactured, processed, buried, disposed of, deposited or stored by SeaSpine or on, under or about any of the real property occupied or used by SeaSpine. SeaSpine has not disposed of or released or allowed or permitted the release of any Hazardous Substance at any real property, including the SeaSpine Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws; and (e) to SeaSpine’s knowledge, there are no and have never been any Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or used by SeaSpine for which SeaSpine has, or may have, Liability.

3.20    Employment and Labor Matters. SeaSpine has made available a true and complete listing of all current SeaSpine employees and contractors, including for each: (a) their work location; (b) date of hire; (c) annual base salary (or hourly wage rate, or other method of compensation as applicable); (d) job title or description of services; and (e) employment or engagement status (e.g., as applicable, full-time or part-time employee, contractor, non-exempt or exempt classification under the Fair Labor Standards Act or similar applicable Laws). SeaSpine is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions), and there are no such agreements which pertain to employees of SeaSpine in existence or in negotiation. No employees of SeaSpine are represented by a labor union, works council or other employee representative body (other than any statutorily mandated representation in non-U.S. jurisdictions). SeaSpine has not experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two (2) years. SeaSpine will not incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby. There are no, and for the past four (4) years there have been no, Actions or any material disputes pending or threatened between SeaSpine and any of its employees or independent contractors. To SeaSpine’s knowledge, there are no, and for the past four (4) years there have been no Actions or any material disputes pending or threatened (i) by or before any Governmental Body affecting SeaSpine concerning employment matters and (ii) there is no current campaign being conducted to solicit cards from or otherwise organize employees of SeaSpine or to authorize a labor union, works council or other employee representative body to request that the National Labor Relations Board (or any other Governmental Body) certify or otherwise recognize such a body with respect to employees of SeaSpine, and SeaSpine has not been subject to an application by a labor union, works council or other employee representative body to be declared a common or related employer under labor relations legislation. SeaSpine is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, civil and/or human rights, harassment, discrimination and/or retaliation in employment, reasonable accommodation, unfair competition, affirmative action, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law. No allegation, complaint, charge or claim (formal or otherwise) of sexual or racial harassment, sexual assault, sexual or racial misconduct, sex/gender or racial discrimination or similar behavior (a “Misconduct Allegation”) has been made at any time within the past four (4) years against any Person who is or was an officer, director, manager or supervisory-level employee of SeaSpine in such person’s capacity as such or, to the knowledge of SeaSpine, in any other capacity, nor are any Misconduct Allegations pending or, to the knowledge of SeaSpine, threatened, nor is there any reasonable basis for such a Misconduct Allegation. Within the past four (4) years, SeaSpine has not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing relating directly or indirectly to any Misconduct Allegation against SeaSpine or any person who is or was an officer, director, manager, employee or independent contractor of SeaSpine. There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to SeaSpine within the six (6) months prior to the Closing Date. As of the date hereof, to SeaSpine’s knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to SeaSpine or any of its Subsidiaries to terminate employment with SeaSpine or any of its Subsidiaries within the next twelve (12)  months.

3.21    FDA and Regulatory Matters.

(a)    Except as has not and would not reasonably be expected to have, individually or in the aggregate, a SeaSpine Material Adverse Effect, SeaSpine is, and since December 31, 2018, has been, in compliance with all Healthcare Laws applicable to SeaSpine and its Products, including requirements relating to design, clinical and non-clinical research and/or testing, product approval or clearance, premarketing notification, labeling, advertising and promotion, record-keeping, adverse event or medical device reporting, reporting of corrections and removals, current good tissue practice (GTP), and current good manufacturing practice (GMP) for biological, tissue, and medical device products, and no officer, director, manager or managing director of SeaSpine, or to the knowledge of SeaSpine, any other Person, has engaged in any act on behalf of SeaSpine that violates any Healthcare Law. To SeaSpine’s knowledge, any contract manufacturers assisting in the manufacture of the Products or Product components are, and, since December 31, 2018, have been, in compliance with the FDA’s establishment registration and product listing requirements to the extent required by applicable Healthcare Laws insofar as they pertain to the manufacture of Products or Product components for SeaSpine, except as has not and would not reasonably be expected to have, individually or in the aggregate, a SeaSpine Material Adverse Effect. SeaSpine has not received any written notification of any pending or threatened claim, subpoena, civil investigative demand, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Body, including the Centers for Medicare & Medicaid Services and the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice, any U.S. Attorney’s Office or state Attorney General, or any comparable state or federal Governmental Body, or any other Person, alleging potential or actual non-compliance by, or Liability of, SeaSpine under any Healthcare Law.

(b)    SeaSpine holds such Permits of Governmental Bodies required for the conduct of its business as currently conducted, including those Permits necessary to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, importation, exportation, storage, shipment, distribution and promotion of its Products in jurisdictions where it currently conducts such activities with respect to each Product (collectively, the “SeaSpine Licenses”), except to the extent where the failure to hold such Permits would not, individually or in the aggregate, be reasonably expected to have a SeaSpine Material Adverse Effect. SeaSpine has fulfilled and performed all of its obligations with respect to each SeaSpine License and is in material compliance with all terms and conditions of each SeaSpine License, and, to SeaSpine’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or would result in any other impairment of the rights of the holder of any SeaSpine License, except to the extent where the failure to be in material compliance would not, individually or in the aggregate, be reasonably expected to have a SeaSpine Material Adverse Effect. SeaSpine has not received any written information or notification from the FDA or any other Governmental Body with jurisdiction over the design, clinical and non-clinical research and/or testing, labeling, advertising, promotion, marketing, sale, use, handling and control, safety, efficacy, reliability, distribution or manufacturing of biological, tissue, or medical device products which would reasonably be expected to lead to the denial of any application for marketing approval, licensure or clearance currently pending before the FDA or any other Governmental Body.

(c)    All material filings, reports, documents, claims, submissions and notices submitted or required to be filed, maintained or furnished to the FDA, CMS, state or other Governmental Bodies have been so timely submitted, filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including all claims, statements, adverse event reports, medical device reports, reports of recalls, corrections and removals with regard to the Products and any transparency reports. All applications, notifications, submissions, information, claims, reports, filings and other data and conclusions derived therefrom utilized as the basis for, or submitted in connection with, any and all requests for a SeaSpine License from the FDA or other Governmental Body relating to SeaSpine or its businesses or the Products, when submitted to the FDA or any other Governmental Body, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date of submission. Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings and other data have been submitted to the FDA or other Governmental Body and as so updated, changed, corrected or modified remain true, accurate and complete in all material respects and do not materially misstate any of the statements or information included therein or omit to state a material fact necessary to make the statements therein not misleading.

(d)    SeaSpine has not received any written notice or other communication from the FDA or any other Governmental Body contesting the regulatory classification, licensure, pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products. No manufacturing site which assists in the manufacture of the Products or Product components (whether SeaSpine-owned or operated or that of a contract manufacturer for any Products or Product components) has been subject to a Governmental Body (including the FDA) shutdown or import or export detention, refusal or prohibition. Neither SeaSpine nor, to SeaSpine’s knowledge, any manufacturing site which assists in the manufacture of any material Products or material Product components (whether SeaSpine-owned or operated or that of a contract manufacturer for the Products or Product components) has received, since December 31, 2018, any FDA Form 483 or other Governmental Body notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body alleging, observing or asserting noncompliance with any applicable Healthcare Laws or SeaSpine Licenses or alleging a lack of safety or effectiveness from the FDA or any other Governmental Body, and, to SeaSpine’s knowledge, there is no such Action or proceeding pending or threatened.

(e)    The FDA has not mandated that SeaSpine recall any of its Products. There are no voluntary recalls of any of SeaSpine’s Products contemplated by SeaSpine or pending. Since December 31, 2018, there have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product component, or seizures ordered or adverse regulatory actions taken (or, to SeaSpine’s knowledge, threatened) by the FDA or any Governmental Body with respect to any of the Products or Product components or any facilities where Products or Product components are developed, designed, tested, manufactured, assembled, processed, packaged or stored.

(f)    Except as set forth on Section 3.21(f) of the SeaSpine Disclosure Letter, there are no clinical trials that are being conducted as of the date hereof by or on behalf of, or sponsored by, SeaSpine.

(g)    SeaSpine is not the subject of any pending or, to the knowledge of SeaSpine, threatened investigation regarding SeaSpine or the Products by the FDA pursuant to the FDA Fraud Policy. Neither SeaSpine nor, to the knowledge of SeaSpine, any officer, employee, agent or distributor of SeaSpine has made an untrue statement of material fact to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke the FDA Fraud Policy or any similar policy.

(h)    All of SeaSpine’s and its Subsidiaries’ contracts, participation in joint ventures and other business relationships with potential customers, prescribers, physicians or other healthcare professionals, distributors, patients, or other sources of orders or referrals, including any consulting, speaker, development, sponsorship, grant and royalty agreements with, and training events for, physicians, other healthcare professionals or providers, governmental representatives or healthcare entities or organizations, comply in all material respects with all Healthcare Laws.

(i)    None of SeaSpine, SeaSpine’s Subsidiaries or, to the knowledge of SeaSpine, any of their respective officers, directors, managers, managing directors, employees, agents, or distributors is excluded from participation in any federal healthcare program as that term is defined by 42 U.S.C. § 1320a-7b(f), is debarred under 21 U.S.C. § 335a, or is restricted or prohibited from participation in any healthcare, procurement or non-procurement program or reimbursement system authorized, funded, administered or sponsored by any Governmental Body. None of SeaSpine, SeaSpine’s Subsidiaries or, to the knowledge of SeaSpine, any of their officers, directors, managers, managing directors, employees, agents, or distributors (i) has engaged in, been charged with or been investigated for any conduct that would reasonably be expected to result in exclusion from any federal healthcare program or debarment or any other sanction under similar foreign, state, or local applicable Law, or (ii) has otherwise engaged in any activities that would reasonably be expected to provide cause for civil, criminal or administrative penalties or sanctions or mandatory or permissive exclusion or debarment under any Healthcare Laws.

(j)    SeaSpine has operated since December 31, 2018, a compliance program having all the elements of an effective compliance program identified in the Compliance Program Guidance for Pharmaceutical Manufacturers, 68 Fed. Reg. 23731 (May 5, 2003) issued by the Office of Inspector General for U.S. Department of Health and Human Services. There are no outstanding compliance complaints or reports, ongoing internal compliance investigations, or outstanding compliance corrective actions.

3.22    Brokerage. Other than Piper Sandler & Co., no Person will be entitled to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of SeaSpine or any of its Subsidiaries. Orthofix has been given access to a true and correct copy of all Contracts entitling any person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of SeaSpine, together with all amendments, waivers or other changes thereto.

3.23    Disclosure. None of the information supplied or to be supplied by or on behalf of SeaSpine for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the SeaSpine Stockholders, or at the time of the SeaSpine Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the SeaSpine Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, SeaSpine makes no representation or warranty with respect to any information supplied by or to be supplied by Orthofix that is included or incorporated by reference in the Joint Proxy Statement. The representations and warranties contained in this Section 3.23 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to SeaSpine in writing by Orthofix specifically for use therein.

3.24    Board Approval; Vote Required.

(a)    The SeaSpine Board, by resolutions duly adopted by a unanimous vote of all of the members of the SeaSpine Board at a meeting duly called and held, has duly (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, SeaSpine and the SeaSpine Stockholders, (iii) resolved to recommend the adoption of this Agreement to the SeaSpine Stockholders, on the terms and subject to the conditions set forth in this Agreement, and (iv) directed that this Agreement be submitted to the SeaSpine Stockholders for adoption, and, subject to Section 6.04, such resolutions have not been rescinded, modified or withdrawn in any way.

(b)    The affirmative vote of the holders of a majority of all outstanding SeaSpine Shares entitled to vote thereon (the “SeaSpine Stockholder Approval”) is necessary to adopt this Agreement. Other than the SeaSpine Stockholder Approval, no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated thereby.

(c)    The SeaSpine Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any of the transactions and other agreements contemplated hereby. No Takeover Law applies or purports to apply to the Merger, this Agreement or any of the transactions or other agreements contemplated hereby.

3.25    Opinion. The SeaSpine Board has received the written opinion of Piper Sandler & Co., to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of SeaSpine Shares.

3.26    No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OF THIS AGREEMENT (AS MODIFIED BY THE SEASPINE DISCLOSURE LETTER), SEASPINE MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND SEASPINE HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. IN CONNECTION WITH ORTHOFIX’S INVESTIGATION OF SEASPINE, ORTHOFIX HAS RECEIVED FROM OR ON BEHALF OF SEASPINE CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF SEASPINE AND CERTAIN BUSINESS PLAN INFORMATION OF SEASPINE. SEASPINE MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ORTHOFIX AND MERGER SUB

Except as disclosed in (a) the Orthofix SEC Documents furnished or filed prior to the date hereof (excluding any disclosures in any risk factors section or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) or (b) the confidential disclosure letter delivered by Orthofix to SeaSpine prior to the execution and delivery of this Agreement (the “Orthofix Disclosure Letter”) to the extent it makes reference to the particular Section or subsection of this Agreement to which exception is being taken (or to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to another Section or subsection of this Agreement), Orthofix represents and warrants to SeaSpine as follows:

4.01    Organization and Corporate Power.

(a)    Orthofix is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Each of the Subsidiaries of Orthofix is a corporation or other entity duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization. Each of Orthofix and its Subsidiaries has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)    Each of Orthofix and its Subsidiaries has all authorizations, licenses and permits, necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and permits would not have an Orthofix Material Adverse Effect. Each of Orthofix and its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not have an Orthofix Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of Orthofix, as in effect as of the date hereof, have been heretofore made available to SeaSpine.

4.02    Authorization; Valid and Binding Agreement. Subject to obtaining the Orthofix Stockholder Approval and the adoption of this Agreement by the sole stockholder of Merger Sub, the execution, delivery and performance of this Agreement by Orthofix and Merger Sub and each other agreement, document, instrument or certificate contemplated hereby to be executed, delivered and performed by Orthofix and Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of Orthofix and Merger Sub, and no other corporate approvals on Orthofix’s or Merger Sub’s part are necessary to authorize the execution, delivery or performance of this Agreement. Assuming that this Agreement is a valid and binding obligation of SeaSpine, this Agreement constitutes a valid and binding obligation of Orthofix and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights or general principles of equity affecting the availability of specific performance and other equitable remedies.

4.03    Capital Stock.

(a)    The authorized capital stock of Orthofix consists of 50,000,000 Orthofix Shares, of which, as of the Measurement Date, 20,007,065 Orthofix Shares were issued and outstanding. Between the Measurement Date and the date of this Agreement, there have been no issuances or grants of Orthofix Shares, Orthofix Options, Orthofix RSUs or Orthofix SPP Purchase Rights.

(b)    Section 4.03(b) of the Orthofix Disclosure Letter sets forth a true and complete list as of the Measurement Date of the outstanding Orthofix Shares, Orthofix Options, Orthofix RSUs and Orthofix SPP Purchase Rights (assuming that all participants in the Orthofix SPP as of the date hereof were to continue to participate through the next regularly scheduled exercise date under the Orthofix SPP), including, with respect to each Orthofix Option, Orthofix RSU award and Orthofix SPP Purchase Right, the number of Orthofix Shares issuable thereunder or with respect thereto, the holder thereof and the exercise price (if any), and Orthofix has granted no other such awards since the Measurement Date and prior to the date of this Agreement.

(c)    All of the outstanding Orthofix Shares have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding Orthofix Shares were issued in compliance in all material respects with all applicable Laws concerning the issuance of securities. Except as set forth in Section 4.03(b) of the Orthofix Disclosure Letter, Orthofix does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Orthofix. Except as set forth in Section 4.03(b) of the Orthofix Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities of Orthofix, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock of Orthofix, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require Orthofix to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of Orthofix, (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to Orthofix or (v) bonds, debentures, notes or other Indebtedness of Orthofix having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of Orthofix may vote.

(d)    All of the outstanding Orthofix Options, Orthofix RSUs and Orthofix SPP Purchase Rights have been duly authorized by all necessary corporate action and were granted in accordance with the terms of all applicable Plans and applicable Laws.

(e)    There are no stockholder agreements or voting trusts or other agreements or understandings to which Orthofix is a party with respect to the voting, or restricting the transfer, of the capital stock or any other equity interest of Orthofix. Orthofix has not granted any preemptive rights, anti-dilutive rights or rights of first refusal, registration rights or similar rights with respect to its shares of capital stock that are in effect. No shares of capital stock of Orthofix are held by any Subsidiary of Orthofix.

(f)    As of the date of this Agreement, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which Orthofix or any of its Subsidiaries is subject, a party to or otherwise bound.

4.04    Subsidiaries. All of the outstanding shares of capital stock or equivalent equity interests of each of Orthofix’s Subsidiaries are owned of record and beneficially, directly or indirectly, by Orthofix free and clear of all material Liens, pledges, security interests or other encumbrances (other than Permitted Liens).

4.05    No Breach. Except with respect to clauses (b) and (c) for any conflicts, violations, breaches, defaults or other occurrences which would not constitute an Orthofix Material Adverse Effect, the execution, delivery and performance of this Agreement by Orthofix and, subject to obtaining the Orthofix Stockholder Approval, the consummation of the transactions contemplated hereby do not (a) conflict with or violate Orthofix’s or any of its Subsidiaries’ Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.06 have been obtained and all filings and obligations described in Section 4.06 have been made, conflict with or violate any Law, statute, rule or regulation or Order, judgment or decree to which Orthofix or its Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien upon any assets of Orthofix or any of its Subsidiaries, or require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any court, other Governmental Body or other third party, under the provisions of any Orthofix Material Contract.

4.06    Consents, etc. Except as may be required by (a) the HSR Act and any other applicable Antitrust Laws, (b) the Exchange Act, (c) the Securities Act, (d) U.S. state securities Laws, (e) NASDAQ and (f) the DGCL, in each case, which requirements have or will be made in connection with the transactions contemplated hereby, (i) none of Orthofix or any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby and (ii) no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Orthofix or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have an Orthofix Material Adverse Effect.

4.07    SEC Reports; Disclosure Controls and Procedures.

(a)    Orthofix has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated by reference therein) with the SEC required to be filed or furnished by Orthofix since January 1, 2020 (the “Orthofix SEC Documents”). As of their respective filing dates or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment: (i) each of the Orthofix SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and the requirements of SOX, each as in effect on the date so filed or furnished, and (ii) none of the Orthofix SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Orthofix SEC Documents, and, to the knowledge of Orthofix, none of the Orthofix SEC Documents is the subject of any outstanding SEC comment or investigation. No Subsidiary of Orthofix is required to file reports with the SEC pursuant to the requirements of the Exchange Act.

(b)    The consolidated financial statements (including all related notes and schedules) of Orthofix and its consolidated Subsidiaries contained in the Orthofix SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not have contained notes and were subject to normal and recurring year-end adjustments); and (iii) fairly presented in all material respects the consolidated financial position of Orthofix and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Orthofix and its consolidated Subsidiaries for the periods covered thereby.

(c)    Orthofix maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Orthofix’s properties or assets. Since January 1, 2020, none of Orthofix, Orthofix’s independent accountants, the Orthofix Board or its audit committee has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of Orthofix, (B) “material weakness” in the internal controls over financial reporting of Orthofix, or (C) fraud, whether or not material, that involves management or other employees of Orthofix or its Subsidiaries who have a significant role in the internal controls over financial reporting of Orthofix. Since January 1, 2020, any material change in internal control over financial reporting required to be disclosed in any Orthofix SEC Document has been so disclosed.

(d)    The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Orthofix are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Orthofix in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Orthofix, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Orthofix to make the certifications required under the Exchange Act with respect to such reports.

(e)    Since the Orthofix Balance Sheet Date, (i) neither Orthofix nor any of its Subsidiaries nor, to the knowledge of Orthofix, any director, officer, employee, auditor, accountant or representative of Orthofix or any of its Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Orthofix or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Orthofix or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of Orthofix, no attorney representing Orthofix or any of its Subsidiaries, whether or not employed by Orthofix or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, by Orthofix or any of its Subsidiaries or any of their officers, directors, employees or agents to any director or executive officer of Orthofix.

(f)    Orthofix is in material compliance with the applicable listing and corporate governance rules and regulations of NASDAQ.

4.08    No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Orthofix as of June 30, 2022, included in the Orthofix SEC Documents; (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 4.08 of the Orthofix Disclosure Letter, Orthofix, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Orthofix and its Subsidiaries prepared in accordance therewith (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have an Orthofix Material Adverse Effect.

4.09    Absence of Certain Developments.

(a)    Since the Orthofix Balance Sheet Date, there has not been any Orthofix Material Adverse Effect.

(b)    Except as expressly contemplated by this Agreement, since the Orthofix Balance Sheet Date, each of Orthofix and its Subsidiaries has carried on and operated its business in all material respects in the ordinary course of business consistent with past practice, and none of them has:

(i)    amended or modified its Organizational Documents;

(ii)    sold, leased, assigned, transferred or purchased any material tangible assets, in each case in a single or related series of transactions, except in the ordinary course of business consistent with past practice;

(iii)    issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(iv)    declared or paid any dividend or other distribution of the assets of Orthofix;

(v)    made or approved any material changes in its Plans or made any material changes in wages, salary or other compensation, including severance, with respect to its current or former officers, directors or executive employees other than increases in base salaries and wages that are consistent with past practices or as required by applicable Law or any Orthofix Plan;

(vi)    paid, loaned or advanced (other than the payment of compensation and benefits in the ordinary course of business consistent with past practice or the payment, advance or reimbursement of business expenses in the ordinary course of business consistent with past practice or 401(k) plan loans) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates, or made any loan to, or entered into any other transaction with, any of its directors or officers outside the ordinary course of business or other than at arm’s length;

(vii)    except as required by applicable Law, adopted or materially amended any Orthofix Plans;

(viii)    hired or terminated any of its officers or employees with fixed annual compensation in excess of $350,000, with respect to non-officer employees, other than in the ordinary course of business consistent with past practice;

(ix)    commenced or settled any Action in which the amount in dispute is in excess of $1,000,000;

(x)    made any material change in accounting principles, methods, procedures or policies, except as required by GAAP;

(xi)    made, changed or revoked any material Tax election, or settled or compromised any material Tax claim or liabilities, or filed any substantially amended material Tax Return;

(xii)    (i) authorized, proposed, entered into or agreed to enter into any plan of liquidation, dissolution or other reorganization or (ii) authorized, proposed, entered into or agreed to enter into any merger, consolidation or business combination with any Person;

(xiii)    except in the ordinary course of business consistent with past practice, incurred or discharged any Indebtedness;

(xiv)    other than spinal or orthopedic implant set and instrument purchases, made capital expenditures individually in excess of $500,000;

(xv)    suffered any material damage, destruction or loss, whether or not covered by insurance;

(xvi)    sold, assigned, transferred, abandoned or allowed to lapse or expire any material Intellectual Property rights or other intangible assets owned, used or licensed by Orthofix or any of its Subsidiaries in connection with any product of Orthofix or any of its Subsidiaries or the operation of any of their businesses;

(xvii)    been subject to any written claim or written threat of infringement, misappropriation or other violation by or against Orthofix or any of its Subsidiaries of Intellectual Property rights of Orthofix or any of its Subsidiaries or a third party;

(xviii)    materially reduced the amount of any insurance coverage provided by existing insurance policies; or

(xix)    committed to do or take any of the actions described in the foregoing clauses (i) through (xviii).

4.10    Title to Properties.

(a)    Orthofix and its Subsidiaries have sufficient title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the personal property and other tangible assets necessary for the conduct of the business of Orthofix and its Subsidiaries, taken as a whole, as currently conducted, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not constitute an Orthofix Material Adverse Effect. To Orthofix’s knowledge, all such items of tangible personal property are in normal operating condition and repair (ordinary wear and tear excepted) and have been maintained in accordance with normal industry practices.

(b)    The Orthofix Owned Real Property and leased real property described in Section 4.10(b) of the Orthofix Disclosure Letter (the “Orthofix Real Property”) constitutes all of the real property owned, used, occupied or leased by Orthofix or its Subsidiaries. The Orthofix Real Property leases are in full force and effect, and Orthofix holds a valid and existing leasehold interest in the Orthofix Real Property under each such applicable lease. Neither Orthofix nor, to Orthofix’s knowledge, any other party to the applicable Orthofix Real Property leases is in default in any material respect under any of such leases. No event has occurred which, if not remedied, would result in a default by Orthofix in any material respect under the Orthofix Real Property leases, and, to Orthofix’s knowledge, no event has occurred which, if not remedied, would result in a default by any party other than Orthofix in any material respect under the Orthofix Real Property leases. Orthofix or an Orthofix Subsidiary has good and marketable fee simple title (or the equivalent in any applicable foreign jurisdiction) to each real property owned by Orthofix or an Orthofix Subsidiary (such real property, collectively, the “Orthofix Owned Real Property”), free and clear of all Liens (other than Permitted Liens), except as has not been and would not reasonably be expected to have, individually or in the aggregate, an Orthofix Material Adverse Effect. Since January 1, 2021, neither Orthofix nor any Orthofix Subsidiary has received written notice of any pending condemnation proceeding with respect to any Orthofix Owned Real Property, and, to the knowledge of Orthofix, no such proceeding is threatened.

4.11    Tax Matters.

(a)    (i) Orthofix and its Subsidiaries have timely filed (taking into account any applicable extensions) all material Tax Returns required to be filed by them, (ii) such Tax Returns are complete and correct in all material respects, (iii) Orthofix and its Subsidiaries have paid all material Taxes as due and payable (whether or not shown on any Tax Return) and, (iv) as of the Orthofix Balance Sheet Date, any Liability of Orthofix or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of Orthofix in accordance with applicable accounting practices and procedures. Since the Orthofix Balance Sheet Date, neither Orthofix nor any of its Subsidiaries has incurred any material Liability for Taxes outside the ordinary course of business.

(b)    No claim has been made in writing by any Governmental Body in a jurisdiction where Orthofix or any of its Subsidiaries do not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Orthofix or any of its Subsidiaries. Orthofix and its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party. Neither Orthofix nor any of its Subsidiaries has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b).

(c)    No material non-U.S., federal, state or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Orthofix or any of its Subsidiaries.

(d)    (A) There is no outstanding request for any extension of time for Orthofix or any of its Subsidiaries to pay any material Tax or file any material Tax Return, other than any such request made in the ordinary course of business, and (B) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Tax of Orthofix or any of its Subsidiaries that is currently in force.

(e)    Neither Orthofix nor any of its Subsidiaries is a party to or bound by any Tax allocation, sharing or similar agreement (other than any commercial agreement entered into in the ordinary course of business that does not relate primarily to Taxes). Neither Orthofix nor any of its Subsidiaries (i) has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which was Orthofix) or (ii) has Liability for the Taxes of any Person (other than Orthofix or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes).

(f)    Neither Orthofix nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision of state, local or non-U.S. Law).

(g)    Neither Orthofix nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income, or make any material adjustment under Section 481(a) of the Code, for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or improper use of any method of accounting for any taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or other Law) executed prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received or deferred revenue accrued outside the ordinary course of business on or prior to the Closing Date; (v) election under Section 108(i) of the Code; or (vi) the application of Section 965 of the Code.

(h)    Neither Orthofix nor any of its Subsidiaries has taken advantage of any relief or Tax deferral provisions or any carryback of net operating losses or similar Tax items related to COVID-19 for Tax purposes whether federal, state, local or foreign, including the CARES Act.

(i)    Neither Orthofix nor any of its Subsidiaries has knowledge of any facts, or has taken or plans to take any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code.

4.12    Contracts and Commitments.

(a)    As of the date hereof, none of Orthofix or any of its Subsidiaries is a party to or bound by any:

(i)    “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to Orthofix or any of its Subsidiaries that was required to be, but has not been, filed with the SEC with Orthofix’s Annual Report on Form 10-K for the year ended December 31, 2021, or any Orthofix SEC Documents filed after the date of filing of such Form 10-K until the date hereof;

(ii)    Contract (A) relating to the disposition or acquisition by Orthofix or any of its Subsidiaries of a material amount of assets (1) after the date of this Agreement, other than in the ordinary course of business consistent with past practice, or (2) prior to the date hereof, which contains any material ongoing obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect that are reasonably likely, under any of them, to result in liabilities to Orthofix and its Subsidiaries in excess of $500,000 or (B) pursuant to which Orthofix or any of its Subsidiaries will acquire any material ownership interest in any other person or other business enterprise other than Orthofix’s Subsidiaries;

(iii)    collective bargaining agreement or Contract with any labor union, trade organization or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions);

(iv)    Contract establishing any joint ventures, partnerships or similar arrangements;

(v)    Contract (A) prohibiting or materially limiting the right of Orthofix or any of its Subsidiaries to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating Orthofix or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party or (C) under which any Person has been granted the right to manufacture, sell, market or distribute any product of Orthofix or any of its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area but excluding any distribution, sales representative, sales agent or similar agreement under which Orthofix or any of its Subsidiaries has granted a Person an exclusive geographical area and under which Orthofix paid commissions less than $1,000,000 to such Person in 2021 or from whom Orthofix received less than $2,000,000 from the sale of product to said Person in 2021;

(vi)    Contract pursuant to which Orthofix or any of its Subsidiaries (A) licenses any material Intellectual Property from another Person that is used by Orthofix or one of its Subsidiaries in the conduct of its business as currently conducted that could reasonably require payment by Orthofix or any of its Subsidiaries of royalties or license fees exceeding $250,000 in any twelve (12) month period, or (B) licenses Intellectual Property owned by Orthofix or any of its Subsidiaries to another Person, except non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(vii)    mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit of $1,000,000 or more, other than (A) accounts receivables and payables and (B) loans to direct or indirect wholly-owned Subsidiaries, in each case in the ordinary course of business consistent with past practice;

(viii)    Contract providing for any guaranty by Orthofix or any of its Subsidiaries of third-party obligations (under which Orthofix or any of its Subsidiaries has continuing obligations as of the date hereof) of $500,000 or more, other than any guaranty by Orthofix or any of its Subsidiaries’ of obligations of Orthofix or any of its Subsidiaries;

(ix)    Contract between Orthofix, on the one hand, and any Affiliate of Orthofix (other than a Subsidiary of Orthofix), on the other hand;

(x)    Contract containing a right of first refusal, right of first negotiation or right of first offer in favor of a party other than Orthofix or its Subsidiaries;

(xi)    Contract under which Orthofix and Orthofix’s Subsidiaries are expected to make annual expenditures, excluding sales commissions, or receive annual revenues in excess of $2,000,000 during the current or a subsequent fiscal year; or

(xii)    Contract to enter into any Contract of the type described in the foregoing clauses (i) through (xi).

(b)    SeaSpine has been given access to a true and correct copy of all written Orthofix Material Contracts, together with all material amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Orthofix Material Contract.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have an Orthofix Material Adverse Effect, (i) Orthofix is not in default under any Contract listed, or required to be listed, in Section 4.12(a) of the Orthofix Disclosure Letter (each, a “Orthofix Material Contract” and, collectively, the “Orthofix Material Contracts”) and (ii) to Orthofix’s knowledge, as of the date hereof, the parties other than Orthofix or any of its Subsidiaries to each of the Orthofix Material Contracts is not in default thereunder. Each Orthofix Material Contract is legal and in full force and effect and is valid, binding and enforceable against Orthofix and its Subsidiaries (to the extent party thereto) and, to Orthofix’s knowledge, each other party thereto. As of the date hereof, no party to any Orthofix Material Contract has given any written notice, or to the knowledge of Orthofix, any notice (whether or not written) of termination or cancellation of any Orthofix Material Contract or that it intends to seek to terminate or cancel any Orthofix Material Contract (whether as a result of the transactions contemplated hereby or otherwise).

4.13    Intellectual Property.

(a)    All of the patents, domain names, registered trademarks and service marks, registered copyrights and applications for any of the foregoing, that are currently owned by Orthofix or any of its Subsidiaries (collectively, “Orthofix Registered Intellectual Property”) are set forth in Section 4.13 of the Orthofix Disclosure Letter. One or more of Orthofix and its Subsidiaries owns and possesses all right, title and interest in and to each item of the Intellectual Property owned by Orthofix or any of its Subsidiaries free and clear of all Liens other than Permitted Liens. To the knowledge of Orthofix, the Intellectual Property owned by Orthofix or its Subsidiaries, together with any Intellectual Property licensed to Orthofix or its Subsidiaries constitutes all Intellectual Property used in and material to or otherwise necessary for Orthofix’s or its Subsidiaries’ manufacture or sale of its Products or operation of the business of Orthofix and its Subsidiaries. To the knowledge of Orthofix, no Person is currently infringing, misappropriating, diluting or otherwise violating, or has previously within the past four (4) years infringed, misappropriated, diluted or otherwise violated, any material Intellectual Property owned by Orthofix or any of its Subsidiaries. No Person has provided written notice of a claim or pending Action or, to the knowledge of Orthofix, threatened a claim or Action, challenging the ownership, validity, enforceability or scope of any Orthofix Registered Intellectual Property, and no item of Orthofix Registered Intellectual Property is the subject of any outstanding Order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Body or arbitrator of which Orthofix has received written notice.

(b)    To Orthofix’s knowledge, Orthofix and its Subsidiaries, their Products and the business of Orthofix and its Subsidiaries as currently conducted, does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property owned by another Person and has not infringed, misappropriated, diluted or otherwise violated any Intellectual Property owned by another Person within the past four (4) years. Orthofix and its Subsidiaries have not, within the past four (4) years, received any charge, complaint, claim, demand, notice or other communication alleging any infringement, misappropriation, dilution or other violation (including any claim that Orthofix or a Subsidiary must license or refrain from using any Intellectual Property of another Person in order to avoid infringement, misappropriation, dilution or other violation) of the Intellectual Property of another Person, and there is no pending Action (or to the knowledge of SeaSpine, threatened Action), claim, or suit alleging any such infringement, misappropriation, dilution or violation.

(c)    Orthofix and its Subsidiaries have taken commercially reasonable efforts to protect and preserve their rights in all Intellectual Property owned by Orthofix or any of its Subsidiaries. To the knowledge of Orthofix, all employees, contractors and consultants who have created Intellectual Property used in the conduct of the business of Orthofix or a Subsidiary as currently conducted have either (i) assigned to one or more of Orthofix or its Subsidiaries all of their rights therein, to the full extent permitted by Law and to the extent such rights would not automatically vest with Orthofix or one of its Subsidiaries by operation of Law or (ii) with respect to consultants and contractors, have granted Orthofix or its Subsidiaries sufficient rights in such Intellectual Property to conduct the business of Orthofix and its Subsidiaries as currently conducted.

4.14    Data Privacy.

(a)    Orthofix and its Subsidiaries (i) maintain commercially reasonable policies and procedures regarding the security, privacy, transfer and use of Personal Data that are designed to protect Personal Data from unauthorized access, use or disclosure, and (ii) except as would not, individually or in the aggregate, reasonably be expected to have an Orthofix Material Adverse Effect, since January 1, 2018, have been in compliance with all of Orthofix’s and its Subsidiaries’ published and written policies, as applicable, governing the security, privacy, transfer and use of Personal Data and applicable Laws governing data privacy and data security.

(b)    To Orthofix’s knowledge, since January 1, 2018, (i) none of Orthofix or any of its Subsidiaries has experienced any confirmed unauthorized access, acquisition, theft, destruction or compromise of any Personal Data, which, individually or in the aggregate, has had an Orthofix Material Adverse Effect and (ii) there has not been any unauthorized intrusions or breaches of security into any Orthofix information technology system used in the operation of the businesses of Orthofix and its Subsidiaries, which, individually or in the aggregate, has had an Orthofix Material Adverse Effect. To Orthofix’s knowledge, since January 1, 2018, no third-party processing Personal Data on behalf Orthofix has experienced a security breach affecting Personal Data of Orthofix or its Subsidiaries, which, individually or in the aggregate, has had an Orthofix Material Adverse Effect. Neither Orthofix, its Subsidiaries, nor any third party acting at Orthofix’s direction or authorization has paid any perpetrator of any actual or threatened security incident or cyber-attack, including a ransomware attack or a denial-of-service attack.

(c)    To Orthofix’s knowledge, since January 1, 2018, none of Orthofix or any of its Subsidiaries has been under investigation by any state, federal, or foreign jurisdiction regarding its protection, storage, use, disclosure, and transfer of Personal Data.

(d)    To Orthofix’s knowledge, since January 1, 2018, none of Orthofix or any of its Subsidiaries has received any material written claim, complaint, inquiry or notice from any governmental, regulatory or self-regulatory authority or entity, or any data subject, related to the Orthofix’s or its Subsidiaries’ collection, processing, use, storage, security, and/or disclosure of Personal Data, alleging that any of these activities are in violation of any applicable Laws governing data privacy and data security.

4.15    Litigation. There are no Actions pending, or to Orthofix’s knowledge, threatened, against Orthofix or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and Orthofix and its Subsidiaries are not subject to or in violation of any outstanding judgment, Order or decree of any court or Governmental Body, in each case, that would, individually or in the aggregate, have an Orthofix Material Adverse Effect. This Section 4.15 shall not apply to Taxes, with respect to which exclusively the representations and warranties in Section 4.11 shall apply.

4.16    Insurance. Section 4.16 of the Orthofix Disclosure Letter lists each material insurance policy maintained by Orthofix or any of its Subsidiaries or, to Orthofix’s knowledge, under which Orthofix is a named insured or otherwise the principal beneficiary of coverage, including the policy number and the period, type and amount of coverage. All such insurance policies are in full force and effect and shall continue in effect until the Closing Date. Such insurance policies are sufficient, in all material respects in the aggregate, with the operation of Orthofix’s or its Subsidiaries’ business for the industry in which it operates. Orthofix is not in default with respect to its obligations under any such insurance policies and, to Orthofix’s knowledge, there is no threatened termination of, or threatened premium increase with respect to, any of such policies, other than in connection with Orthofix’s annual renewal process.

4.17    Employee Benefit Plans.

(a)    Section 4.17 of the Orthofix Disclosure Letter lists all current Orthofix Plans (other than (i) immaterial Non-U.S. Plans that are otherwise Orthofix Plans or (ii) any at-will employment agreement or any services agreement terminable upon 30 days’ notice or less, in either case that does not provide for severance, notice of termination (or pay in lieu), change of control, retention or bonus pay or similar benefits (other than continuation coverage or other entitlements required by Law)). Each Orthofix Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code has received a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service that remains current to the effect that the form of such Orthofix Plan is so qualified, and Orthofix is not aware of any facts or circumstances that would reasonably be expected to jeopardize the qualification of such Orthofix Plan. The Orthofix Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA and other applicable Law; and Orthofix has not become subject to any material Liability by reason of (i) a failure to provide any notice, (ii) a failure to make any contribution to an Orthofix Plan intended to be qualified under Section 401(a) of the Code within the time prescribed for the contribution under ERISA, or (iii) a breach of fiduciary duty or prohibited transaction under ERISA or any other applicable Law, in each case with respect to an Orthofix Plan.

(b)    With respect to each current material Orthofix Plan, Orthofix has made available true and complete copies of the following (as applicable) prior to the date hereof: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof; (ii) the summary plan description along with all summaries of material modifications thereto; (iii) all related trust instruments or other funding-related documents; (iv) a copy of the most recent financial statements for the plan; (v) a copy of all material correspondence with any Governmental Body relating to an Orthofix Plan received or sent within the last two years and (vi) the most recent determination or opinion letter.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, an Orthofix Material Adverse Effect, with respect to the Orthofix Plans, (i) all required contributions to, and premiums payable in respect of, such Orthofix Plan have been made or, to the extent not required to be made on or before the date hereof, have been properly accrued on Orthofix’s financial statements in accordance with GAAP, and (ii) there are no Actions, audits, suits or claims pending or, to Orthofix’s knowledge, threatened, other than routine claims for benefits.

(d)    Neither Orthofix nor any of its ERISA Affiliates has at any time in the past six (6) years sponsored or contributed to, or has or has had any Liability or obligation in respect of any Orthofix Plan (including any “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA)) that is or was at any relevant time subject to Title IV of ERISA or Section 412 of the Code. None of the Orthofix Plans obligates Orthofix or its Subsidiaries to provide a current or former employee or other service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with Orthofix or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law and coverage through the end of the month of termination of employment.

(e)    Except as otherwise contemplated by this Agreement, neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will, either individually or together with the occurrence of some other event (including a termination of employment or service), (i) result in any payment (including severance, bonus or other similar payment) becoming due to any Person, (ii) increase or otherwise enhance any benefits or compensation otherwise payable under any Orthofix Plan, (iii) result in the acceleration of the time of payment or vesting of any benefits under any Orthofix Plan, (iv) require Orthofix or its Subsidiaries to set aside any assets to fund any benefits under an Orthofix Plan or result in the forgiveness in whole or in part of any outstanding loans made by Orthofix to any Person, (v) limit the ability to amend or terminate any Orthofix Plan or related trust or (vi) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law). Orthofix has no obligation to pay any gross-up in respect of any Tax under Section 4999 of the Code or Section 409A of the Code (or, in either case, any corresponding provision of state, local or foreign Tax law).

(f)    With respect to each Orthofix Plan that is a Non-U.S. Plan, and except as would not reasonably be expected to have, individually or in the aggregate, an Orthofix Material Adverse Effect, the fair market value of the assets of each funded Non-U.S. Plan, the liability of each insurer for any non-U.S. Plan funded through insurance or the book reserve established for any Non-U.S. Plan, together with any accrued contributions, is sufficient to procure or provide for the benefits determined on an ongoing basis (actual or contingent) with respect to all current or former participants under such Non-U.S. Plan according to the actuarial assumptions and valuation most recently used to determine employer contributions to such Non-U.S. Plan, and none of the contemplated transactions will cause such assets, insurance obligations or book reserves to be less than such benefit obligations. Each such Non-U.S. Plan required to be registered has been registered and has been maintained in all material respects in good standing with each applicable Governmental Body. No Orthofix Plan that is a Non-U.S. Plan is a defined benefit pension plan.

4.18    Compliance with Law; Permits; Anti-Corruption Laws.

(a)    Orthofix and each of its Subsidiaries hold all Permits required to operate their respective businesses as they are being conducted as of the date hereof, and all of such Permits are in full force and effect, except where the failure to obtain or have any such Permit would, individually or in the aggregate, not reasonably be expected to have an Orthofix Material Adverse Effect, and no proceeding is pending or, to the knowledge of Orthofix, threatened to revoke, suspend, cancel, terminate or adversely modify any such Permit. Neither Orthofix nor any of its Subsidiaries is in material violation of, or in default under, any Law, in each case applicable to Orthofix or any of its Subsidiaries or any of their respective assets and properties. Notwithstanding the foregoing, this Section 4.18 shall not apply to Taxes, employee benefit plans, environmental matters, labor and employment matters or regulatory matters, which are the subjects exclusively of the representations and warranties in Section 4.11, Section 4.17, Section 4.19, Section 4.20 and Section 4.21, respectively.

(b)    Orthofix and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with Anti-Corruption Laws.

(c)    Since January 1, 2018, none of Orthofix or its Subsidiaries nor, to the knowledge of Orthofix, any director, officer, employee or agent of Orthofix, has directly or indirectly used, offered, authorized, promised, provided, paid, requested, or received, whether directly or indirectly through a third party, on behalf of Orthofix or its Subsidiaries or in connection with their business, any bribes, kickbacks, gifts, or anything else of value, regardless of form or amount, to any Person for any improper purpose, including for obtaining or retaining business or securing an improper business advantage.

(d)    Since January 1, 2018, neither Orthofix nor its Subsidiaries, to their knowledge, have been or are currently under any internal or Governmental Body review, investigation, inspection, or examination relating to their compliance with Anti-Corruption Laws, or have received any written notice or other communication from any Governmental Body regarding a violation of, or failure to comply with, any Anti-Corruption Laws.

(e)    Since January 1, 2018, Orthofix and its Subsidiaries have not, to their knowledge, been and are not now under any administrative, civil, or criminal investigation, prosecution, or indictment, and neither Orthofix nor its Subsidiaries are party to any legal actions involving alleged false statements, false claims or other improprieties relating to their compliance with Anti-Corruption Laws.

(f)    Since January 1, 2018, Orthofix and its Subsidiaries have maintained an adequate system or systems of internal controls reasonably designed to ensure compliance with all Anti-Corruption Laws and prevent and detect violations of Anti-Corruption Laws.

(g)    Since January 1, 2018, neither Orthofix nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Body with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

4.19    Environmental Compliance and Conditions. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an Orthofix Material Adverse Effect: (a) each of Orthofix and its Subsidiaries is and has been in compliance with all Environmental Laws; (b) each of Orthofix and its Subsidiaries holds, and is and has been in compliance with, all authorizations, licenses and Permits required under Environmental Laws to operate its business at the Orthofix Real Property as presently conducted; (c) none of Orthofix or any of its Subsidiaries has received any notice from any Governmental Body or third party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees under Environmental Laws; (d) no Hazardous Substance has ever been released, generated, treated, contained, handled, used, manufactured, processed, buried, disposed of, deposited or stored by Orthofix or on, under or about any of the real property occupied or used by Orthofix.

Orthofix has not disposed of or released or allowed or permitted the release of any Hazardous Substance at any real property, including the Orthofix Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws; and (e) to Orthofix’s knowledge, there are no and have never been any Hazardous Substances present on, at, in or under any real property currently or formerly owned, leased or used by Orthofix for which Orthofix has, or may have, Liability.

4.20    Employment and Labor Matters. Orthofix has made available a true and complete listing of all current Orthofix employees and contractors, including for each: (a) their work location; (b) date of hire; (c) annual base salary (or hourly wage rate, or other method of compensation as applicable); (d) job title or description of services; and (e) employment or engagement status (e.g., as applicable, full-time or part-time employee, contractor, non-exempt or exempt classification under the Fair Labor Standards Act or similar applicable Laws). Orthofix is not a party to or bound by any collective bargaining agreement or other agreement with a labor union, works council or other employee representative body (other than any statutorily mandated agreement in non-U.S. jurisdictions), and there are no such agreements which pertain to employees of Orthofix in existence or in negotiation. No employees of Orthofix are represented by a labor union, works council or other employee representative body (other than any statutorily mandated representation in non-U.S. jurisdictions). Orthofix has not experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past two (2) years. Orthofix will not incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby. There are no, and for the past four (4) years there have been no, Actions or any material disputes pending or threatened between Orthofix and any of its employees or independent contractors. To Orthofix’s knowledge, there are no, and for the past four (4) years there have been no Actions or any material disputes pending or threatened (i) by or before any Governmental Body affecting Orthofix concerning employment matters and (ii) there is no current campaign being conducted to solicit cards from or otherwise organize employees of Orthofix or to authorize a labor union, works council or other employee representative body to request that the National Labor Relations Board (or any other Governmental Body) certify or otherwise recognize such a body with respect to employees of Orthofix, and Orthofix has not been subject to an application by a labor union, works council or other employee representative body to be declared a common or related employer under labor relations legislation. Orthofix is in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, civil and/or human rights, harassment, discrimination and/or retaliation in employment, reasonable accommodation, unfair competition, affirmative action, pay equity, employment equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), WARN and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law. No Misconduct Allegation has been made at any time within the past four (4) years against any Person who is or was an officer, director, manager or supervisory-level employee of Orthofix in such person’s capacity as such or, to the knowledge of Orthofix, in any other capacity, nor are any Misconduct Allegations pending or, to the knowledge of Orthofix, threatened, nor is there any reasonable basis for such a Misconduct Allegation. Within the past four (4) years, Orthofix has not entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any Contract or provision similar to any of the foregoing relating directly or indirectly to any Misconduct Allegation against Orthofix or any person who is or was an officer, director, manager, employee or independent contractor of Orthofix. There has been no “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state, provincial or local Laws) with respect to Orthofix within the six (6) months prior to the Closing Date. As of the date hereof, to Orthofix’s knowledge, no current executive, key employee or group of employees has given notice of termination of employment or otherwise disclosed plans to Orthofix or any of its Subsidiaries to terminate employment with Orthofix or any of its Subsidiaries within the next twelve (12) months.

4.21    FDA and Regulatory Matters.

(a)    Except as has not and would not reasonably be expected to have, individually or in the aggregate, an Orthofix Material Adverse Effect, Orthofix is, and since December 31, 2018, has been, in compliance with all Healthcare Laws applicable to Orthofix and its Products, including requirements relating to design, clinical and non-clinical research and/or testing, product approval or clearance, premarketing notification, labeling, advertising and promotion, record-keeping, adverse event or medical device reporting, reporting of corrections and removals, current good tissue practice (GTP), and current good manufacturing practice (GMP) for biological, tissue, and medical device products, and no officer, director, manager or managing director of Orthofix, or to the knowledge of Orthofix, any other Person, has engaged in any act on behalf of Orthofix that violates any Healthcare Law. To Orthofix’s knowledge, any contract manufacturers assisting in the manufacture of the Products or Product components are, and, since December 31, 2018, have been, in compliance with the FDA’s establishment registration and product listing requirements to the extent required by applicable Healthcare Laws insofar as they pertain to the manufacture of Products or Product components for Orthofix, except as has not and would not reasonably be expected to have, individually or in the aggregate, an Orthofix Material Adverse Effect. Orthofix has not received any written notification of any pending or threatened claim, subpoena, civil investigative demand, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Action from any Governmental Body, including the Centers for Medicare & Medicaid Services and the U.S. Department of Health and Human Services Office of Inspector General, the U.S. Department of Justice, any U.S. Attorney’s Office or state Attorney General, or any comparable state or federal Governmental Body, or any other Person, alleging potential or actual non-compliance by, or Liability of, Orthofix under any Healthcare Law.

(b)    Orthofix holds such Permits of Governmental Bodies required for the conduct of its business as currently conducted, including those Permits necessary to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, importation, exportation, storage, shipment, distribution and promotion of its Products in jurisdictions where it currently conducts such activities with respect to each Product (collectively, the “Orthofix Licenses”), except to the extent where the failure to hold such Permits would not, individually or in the aggregate, be reasonably expected to have an Orthofix Material Adverse Effect. Orthofix has fulfilled and performed all of its obligations with respect to each Orthofix License and is in material compliance with all terms and conditions of each Orthofix License, and, to Orthofix’s knowledge, no event has occurred which allows, or after notice or lapse of time would allow, revocation, suspension or termination thereof or would result in any other impairment of the rights of the holder of any Orthofix License, except to the extent where the failure to be in material compliance would not, individually or in the aggregate, be reasonably expected to have an Orthofix Material Adverse Effect. Orthofix has not received any written information or notification from the FDA or any other Governmental Body with jurisdiction over the design, clinical and non-clinical research and/or testing, labeling, advertising, promotion, marketing, sale, use, handling and control, safety, efficacy, reliability, distribution or manufacturing of biological, tissue, or medical device products which would reasonably be expected to lead to the denial of any application for marketing approval, licensure or clearance currently pending before the FDA or any other Governmental Body.

(c)    All material filings, reports, documents, claims, submissions and notices submitted or required to be filed, maintained or furnished to the FDA, CMS, state or other Governmental Bodies have been so timely submitted, filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing), including all claims, statements, adverse event reports, medical device reports, reports of recalls, corrections and removals with regard to the Products and any transparency reports. All applications, notifications, submissions, information, claims, reports, filings and other data and conclusions derived therefrom utilized as the basis for, or submitted in connection with, any and all requests for an Orthofix License from the FDA or other Governmental Body relating to Orthofix or its businesses or the Products, when submitted to the FDA or any other Governmental Body, whether oral, written or electronically delivered, were true, accurate and complete in all material respects as of the date of submission. Any necessary or required updates, changes, corrections or modifications to such applications, notifications, submissions, information, claims, reports, filings and other data have been submitted to the FDA or other

Governmental Body and as so updated, changed, corrected or modified remain true, accurate and complete in all material respects and do not materially misstate any of the statements or information included therein or omit to state a material fact necessary to make the statements therein not misleading.

(d)    Orthofix has not received any written notice or other communication from the FDA or any other Governmental Body contesting the regulatory classification, licensure, pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Products. No manufacturing site which assists in the manufacture of the Products or Product components (whether Orthofix-owned or operated or that of a contract manufacturer for any Products or Product components) has been subject to a Governmental Body (including the FDA) shutdown or import or export detention, refusal or prohibition. Neither Orthofix nor, to Orthofix’s knowledge, any manufacturing site which assists in the manufacture of any material Products or material Product components (whether Orthofix-owned or operated or that of a contract manufacturer for the Products or Product components) has received, since December 31, 2018, any FDA Form 483 or other Governmental Body notice of inspectional observations or adverse findings, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Body alleging, observing or asserting noncompliance with any applicable Healthcare Laws or Orthofix Licenses or alleging a lack of safety or effectiveness from the FDA or any other Governmental Body, and, to Orthofix’s knowledge, there is no such Action or proceeding pending or threatened.

(e)    The FDA has not mandated that Orthofix recall any of its Products. There are no voluntary recalls of any of Orthofix’s Products contemplated by Orthofix or pending. Since December 31, 2018, there have been no recalls (either voluntary or involuntary), field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notices of action relating to an alleged lack of safety, efficacy or regulatory compliance of any Product or Product component, or seizures ordered or adverse regulatory actions taken (or, to Orthofix’s knowledge, threatened) by the FDA or any Governmental Body with respect to any of the Products or Product components or any facilities where Products or Product components are developed, designed, tested, manufactured, assembled, processed, packaged or stored.

(f)    Except as set forth on Section 4.21(f) of the Orthofix Disclosure Letter, there are no clinical trials that are being conducted as of the date hereof by or on behalf of, or sponsored by, Orthofix.

(g)    Orthofix is not the subject of any pending or, to the knowledge of Orthofix, threatened investigation regarding Orthofix or the Products by the FDA pursuant to the FDA Fraud Policy. Neither Orthofix nor, to the knowledge of Orthofix, any officer, employee, agent or distributor of Orthofix has made an untrue statement of material fact to the FDA or any other Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Body or committed an act, made a statement or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Body to invoke the FDA Fraud Policy or any similar policy.

(h)    All of Orthofix’s and its Subsidiaries’ contracts, participation in joint ventures and other business relationships with potential customers, prescribers, physicians or other healthcare professionals, distributors, patients, or other sources of orders or referrals, including any consulting, speaker, development, sponsorship, grant and royalty agreements with, and training events for, physicians, other healthcare professionals or providers, governmental representatives or healthcare entities or organizations, comply in all material respects with all Healthcare Laws.

(i)    None of Orthofix, Orthofix’s Subsidiaries or, to the knowledge of Orthofix, any of their respective officers, directors, managers, managing directors or employees is excluded from participation in any federal healthcare program as that term is defined by 42 U.S.C. § 1320a-7b(f), is debarred under 21 U.S.C. § 335a, or is restricted or prohibited from participation in any healthcare, procurement or non-procurement program or reimbursement system authorized, funded, administered or sponsored by any Governmental Body. None of Orthofix, Orthofix’s Subsidiaries or, to the knowledge of Orthofix, any of their officers, directors, managers, managing directors, employees, agents, or distributors (i) has engaged in, been charged with or been investigated for any conduct that would reasonably be expected to result in exclusion from any federal healthcare program or debarment or any other sanction under similar foreign, state, or local applicable Law, or (ii) has otherwise engaged in any activities that would reasonably be expected to provide cause for civil, criminal or administrative penalties or sanctions or mandatory or permissive exclusion or debarment under any Healthcare Laws.

(j)    Orthofix has operated since December 31, 2018, a compliance program having all the elements of an effective compliance program identified in the Compliance Program Guidance for Pharmaceutical Manufacturers, 68 Fed. Reg. 23731 (May 5, 2003) issued by the Office of Inspector General for U.S. Department of Health and Human Services. There are no outstanding compliance complaints or reports, ongoing internal compliance investigations, or outstanding compliance corrective actions.

4.22    Brokerage. Other than Perella Weinberg Partners LP, no Person will be entitled to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Orthofix or any of its Subsidiaries. SeaSpine has been given access to a true and correct copy of all Contracts entitling any person to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby based on any arrangement or agreement made by or on behalf of Orthofix, together with all amendments, waivers or other changes thereto.

4.23    Disclosure. None of the information supplied or to be supplied by or on behalf of Orthofix for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act or (b) the Joint Proxy Statement will, at the time the Joint Proxy Statement is mailed to the Orthofix Stockholders, or at the time of the Orthofix Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or necessary in order to correct any statement of a material fact in any earlier communication with respect to the solicitation of proxies for the Orthofix Stockholders’ Meeting which has become false or misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Orthofix makes no representation or warranty with respect to any information supplied by or to be supplied by SeaSpine that is included or incorporated by reference in the Joint Proxy Statement. The representations and warranties contained in this Section 4.23 will not apply to statements or omissions included in the Registration Statement or Joint Proxy Statement upon information furnished to Orthofix in writing by SeaSpine specifically for use therein.

4.24    Board Approval; Vote Required.

(a)    The Orthofix Board, by resolutions duly adopted by a unanimous vote of all of the members of the Orthofix Board at a meeting duly called and held, has duly (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the Orthofix Share Issuance, on the terms and subject to the conditions set forth in this Agreement, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Orthofix Share Issuance, are fair to, and in the best interests of, Orthofix and the Orthofix Stockholders, (iii) resolved to recommend the approval of the Orthofix Share Issuance to the Orthofix Stockholders, on the terms and subject to the conditions set forth in this Agreement, and (iv) directed that the Orthofix Share Issuance be submitted to the Orthofix Stockholders for approval, and, subject to Section 6.04, such resolutions have not been rescinded, modified or withdrawn in any way.

(b)    The affirmative vote of a majority in voting power of the outstanding Orthofix Shares present in person or represented by proxy at the Orthofix Stockholders’ Meeting and entitled to vote on the proposal to approve the Orthofix Share Issuance (the “Orthofix Stockholder Approval”) is necessary to approve the Orthofix

Share Issuance. Other than the Orthofix Stockholder Approval, no other corporate proceeding is necessary to authorize the execution, delivery or performance of this Agreement and the transactions contemplated thereby.

(c)    The Orthofix Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any of the transactions and other agreements contemplated hereby. No Takeover Law applies or purports to apply to the Merger, this Agreement or any of the transactions or other agreements contemplated hereby.

4.25    Opinion. Prior to the execution of this Agreement, the Orthofix Board has received an opinion from Perella Weinberg Partners LP to the effect that, as of the date thereof and based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Orthofix.

4.26    Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the transactions contemplated hereby and has not engaged in any activities or business and has incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the transactions contemplated hereby.

4.27    No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 4 OF THIS AGREEMENT (AS MODIFIED BY THE ORTHOFIX DISCLOSURE LETTER), ORTHOFIX MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND ORTHOFIX HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. IN CONNECTION WITH SEASPINE’S INVESTIGATION OF ORTHOFIX, SEASPINE HAS RECEIVED FROM OR ON BEHALF OF ORTHOFIX CERTAIN PROJECTIONS, INCLUDING PROJECTED STATEMENTS OF OPERATING REVENUES AND INCOME FROM OPERATIONS OF ORTHOFIX AND CERTAIN BUSINESS PLAN INFORMATION OF ORTHOFIX. ORTHOFIX MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO SUCH ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING SUCH ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.01    Covenants of SeaSpine.

(a)    Except (i) as set forth in Section 5.01(a) of the SeaSpine Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, (iv) with the prior written consent of Orthofix (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) for the taking of any COVID-19 Response, from the date hereof until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with ARTICLE 8 (the “Pre-Closing Period”), SeaSpine and its Subsidiaries shall conduct the business and operations of SeaSpine and its Subsidiaries, taken as a whole, in all material respects in the ordinary course of business consistent with past practice. During the Pre-Closing Period, SeaSpine shall, promptly upon learning of the same, notify Orthofix (A) of any change, occurrence, effect, condition, fact, event or circumstance known to SeaSpine that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to SeaSpine, to result in a SeaSpine Material Adverse Effect and (B) any matter reasonably likely to constitute a failure by SeaSpine of any of the conditions contained in Section 7.02(a) or Section 7.02(b).

(b)    Except (i) as set forth on Section 5.01(b) of the SeaSpine Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, (iv) with the prior written consent of Orthofix (which consent shall not be unreasonably delayed, withheld or conditioned) or (v) for the taking of any COVID-19 Response, during the Pre-Closing Period, SeaSpine shall not and shall not permit any of its Subsidiaries, without the prior written consent of Orthofix (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)    (X) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares or (Y) other than pursuant to the issuance of SeaSpine Shares to holders of SeaSpine Exchangeable Shares pursuant to the exchange, redemption or retraction of SeaSpine Exchangeable Shares pursuant to AcquireCo’s Articles and the SeaSpine Support Agreement, directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any SeaSpine Options, SeaSpine RSUs, SeaSpine Restricted Shares or SeaSpine ESPP Purchase Rights with respect thereto except, in each case:

(A)    for the declaration and payment of dividends by a direct or indirect wholly-owned Subsidiary of SeaSpine solely to its parent;

(B)    in connection with intercompany purchases of capital stock or share capital among one or more of SeaSpine and its Subsidiaries; or

(C)    for the purpose of fulfilling its obligations under the SeaSpine ESPP, to the extent consistent with past practice;

(ii)    other than pursuant to the issuance of SeaSpine Shares to holders of SeaSpine Exchangeable Shares pursuant to the exchange, redemption or retraction of SeaSpine Exchangeable Shares pursuant to AcquireCo’s Articles and the SeaSpine Support Agreement, (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (1) any shares of beneficial interests, capital stock or other ownership interest in SeaSpine or any of its Subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest or (3) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities; or (B) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case of clause (A) or (B) hereof, (I) for issuances of SeaSpine Shares in respect of (x) any exercise of SeaSpine Options outstanding on the date hereof or (y) the exercise of any SeaSpine ESPP Purchase Rights under the terms of a SeaSpine ESPP as in effect on the date hereof, (II) for the issuance or sale of SeaSpine Shares pursuant to the exercise of SeaSpine Options or the vesting of or delivery of shares under SeaSpine RSUs, in accordance with their terms as of the date hereof or (III) for transactions solely between or among SeaSpine and its wholly-owned Subsidiaries;

(iii)    except as required by a SeaSpine Plan or as otherwise required by applicable Law: (A) increase the compensation or other benefits payable or provided to any of SeaSpine’s or any of its Subsidiaries’ officers, directors, independent contractors, leased personnel or, except in the ordinary course of business consistent with past practice (including as a result of promotions), employees; (B) enter into, materially amend or terminate any employment termination, change of control, severance, retention or other Contract with any current or former employee, independent contractor or leased personnel of SeaSpine or any of its Subsidiaries (exclusive of (1) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case, consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty); (C) establish, adopt, enter into, materially amend or terminate any SeaSpine Plan for the benefit of any current or former officers, employees, independent contractors, leased personnel or any of their beneficiaries (exclusive of (1) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case, consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty) or (D) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization;

(iv)    amend, or propose to amend, or permit the adoption of any material amendment to any of the Organizational Documents of SeaSpine or any of its Subsidiaries;

(v)    effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)    adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of SeaSpine or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(vii)    make any capital expenditure except for (A) expenditures required by existing Contracts, (B) expenditures made in the ordinary course of business consistent with past practice or (C) expenditures made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);

(viii)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for (A) the purchase of assets from suppliers or vendors in the ordinary course of business or (B) transactions with a value less than $1,000,000 in any single instance or $2,500,000 in the aggregate;

(ix)    except in the ordinary course of business consistent with past practice, (A) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for (1) intercompany transactions or arrangements among one or more of SeaSpine and its Subsidiaries, (2) agreements or arrangements or borrowings incurred under SeaSpine’s or any of its Subsidiaries’ existing credit facilities and (3) short-term Indebtedness incurred in the ordinary course of business consistent with past practice; (B) make any loans or advances to any other Person other than intercompany transactions or arrangements among one or more of SeaSpine and its Subsidiaries or (C) make any capital contributions to, or investments in, any other Person except for intercompany transactions or arrangements among one or more of SeaSpine and its Subsidiaries;

(x)    enter into any Contract that would materially restrict, after the Effective Time, Orthofix and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(xi)    except in the ordinary course of business consistent with past practice, sell, transfer, assign, mortgage, encumber or otherwise dispose of any assets with a fair market value in excess of $1,000,000 in the aggregate;

(xii)    commence, pay, discharge, settle, compromise or satisfy any pending or threatened litigation, arbitration, proceedings or claims other than any monetary settlement entered in the ordinary course of business consistent with past practice in an amount less than $1,000,000 in any single instance or $1,000,000 in the aggregate;

(xiii)    change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xiv)    (A) make, change or revoke any material Tax election with respect to SeaSpine or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to SeaSpine or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) affecting any material Tax Liability or refund of material Taxes with respect to SeaSpine or any of its

Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to SeaSpine or any of its Subsidiaries, (E) settle or compromise any material Tax Liability or refund of material Taxes with respect to SeaSpine or any of its Subsidiaries or (F) take, prior to the Effective Time, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code;

(xv)    other than in the ordinary course of business consistent with past practice, waive, release or assign any rights or claims under, or renew (other than automatic renewals), modify or terminate (other than termination by natural expiration), any SeaSpine Material Contract (other than intercompany transactions, agreements or arrangements among one or more of SeaSpine and its Subsidiaries), in any material respect in a manner which taken as a whole is adverse to SeaSpine and its Subsidiaries or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the Termination Date (or any extension thereof);

(xvi)    cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of SeaSpine and its Subsidiaries, to the extent available on commercially reasonable terms; or

(xvii)    agree or commit to take any of the actions described in clauses (i) through (xvi) of this Section  5.01(b).

5.02    Covenants of Orthofix.

(a)    Except (i) as set forth in Section 5.02(a) of the Orthofix Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, (iv) with the prior written consent of SeaSpine (which consent shall not be unreasonably delayed, withheld or conditioned), or (v) for the taking of any COVID-19 Response, during the Pre-Closing Period, Orthofix and its Subsidiaries shall conduct the business and operations of Orthofix and its Subsidiaries, taken as a whole, in all material respects in the ordinary course of business consistent with past practice. During the Pre-Closing Period, Orthofix shall, promptly upon learning of the same, notify SeaSpine (A) of any change, occurrence, effect, condition, fact, event or circumstance known to Orthofix that is reasonably likely, individually or taken together with all other changes, occurrences, effects, conditions, facts, events and circumstances known to Orthofix, to result in an Orthofix Material Adverse Effect and (B) any matter reasonably likely to constitute a failure by Orthofix of any of the conditions contained in Section 7.03(a) or Section 7.03(b).

(b)    Except (i) as set forth on Section 5.02(b) of the Orthofix Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly required by this Agreement, (iv) with the prior written consent of SeaSpine (which consent shall not be unreasonably delayed, withheld or conditioned) or (v) for the taking of any COVID-19 Response, during the Pre-Closing Period, Orthofix shall not and shall not permit any of its Subsidiaries, without the prior written consent of SeaSpine (which consent shall not be unreasonably delayed, withheld or conditioned), to:

(i)    (X) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or shares or (Y) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Orthofix Options, Orthofix RSUs or Orthofix SPP Purchase Rights with respect thereto except, in each case:

(A)    for the declaration and payment of dividends by a direct or indirect wholly-owned Subsidiary of Orthofix solely to its parent;

(B)    in connection with intercompany purchases of capital stock or share capital among one or more of SeaSpine and its Subsidiaries; or

(C)    for the purpose of fulfilling its obligations under the Orthofix SPP, to the extent consistent with past practice;

(ii)    (A) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of (1) any shares of beneficial interests, capital stock or other ownership interest in Orthofix or any of its Subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest or (3) any rights, warrants or options to acquire or with respect to any such shares of beneficial interest, capital stock, ownership interest or convertible or exchangeable securities; or (B) take any action to cause to be exercisable any otherwise unexercisable option under any existing share option plan except, in each case of clause (A) or (B) hereof, (I) for issuances of Orthofix Shares in respect of (x) any exercise of Orthofix Options outstanding on the date hereof or (y) the exercise of any Orthofix SPP Purchase Rights under the terms of the Orthofix SPP as in effect on the date hereof, (II) for the issuance or sale of Orthofix Shares pursuant to the exercise of Orthofix Options or the vesting of or delivery of shares under Orthofix RSUs, in accordance with their terms as of the date hereof or (III) for transactions solely between or among Orthofix and its wholly-owned Subsidiaries;

(iii)    except as required by an Orthofix Plan or as otherwise required by applicable Law: (A) increase the compensation or other benefits payable or provided to any of Orthofix’s or any of its Subsidiaries’ officers, directors, independent contractors, leased personnel or, except in the ordinary course of business consistent with past practice (including as a result of promotions), employees; (B) enter into, materially amend or terminate any employment termination, change of control, severance, retention or other Contract with any current or former employee, independent contractor or leased personnel of Orthofix or any of its Subsidiaries (exclusive of (1) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case, consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty); (C) establish, adopt, enter into, materially amend or terminate any Orthofix Plan for the benefit of any current or former officers, employees, independent contractors, leased personnel or any of their beneficiaries (exclusive of (1) agreements entered into with any newly hired employees or replacements or as a result of promotions, in each case, consistent with past practice, or (2) employment agreements terminable on less than thirty (30) days’ notice without payment or penalty) or (D) enter into or amend any collective bargaining agreement or other agreement with a union or labor organization;

(iv)    amend, or propose to amend, or permit the adoption of any material amendment to any of the Organizational Documents of Orthofix or any of its Subsidiaries;

(v)    effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vi)    adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring or recapitalization of Orthofix or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;

(vii)    make any capital expenditure except for (A) expenditures required by existing Contracts, (B) made in the ordinary course of business consistent with past practice or (C) expenditures made in response to any emergency or accident, whether caused by war, terrorism, weather events, public health events, outages or otherwise (whether or not covered by insurance);

(viii)    acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for (A) the purchase of assets from suppliers or vendors in the ordinary course of business or (B) transactions with a value less than $1,000,000 in any single instance or $2,500,000 in the aggregate;

(ix)    except in the ordinary course of business consistent with past practice, (A) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person, renew or extend any existing credit or loan arrangements, enter into any “keep well” or other agreement to maintain any financial condition of another Person or enter into any agreement or arrangement having the economic effect of any of the foregoing, except for (1) intercompany transactions or arrangements among one or more of Orthofix and its Subsidiaries, (2) agreements or arrangements or borrowings incurred under Orthofix’s or any of its Subsidiaries’ existing credit facilities, and (3) short-term Indebtedness incurred in the ordinary course of business consistent with past practice; (B) make any loans or advances to any other Person other than intercompany transactions or arrangements among one or more of Orthofix and its Subsidiaries or (C) make any capital contributions to, or investments in, any other Person except for intercompany transactions or arrangements among one or more of Orthofix and its Subsidiaries;

(x)    enter into any Contract that would materially restrict, after the Effective Time, Orthofix and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) with respect to engaging or competing in any line of business or in any geographic area;

(xi)    except in the ordinary course of business consistent with past practice, sell, transfer, assign, mortgage, encumber or otherwise dispose of any assets with a fair market value in excess of $1,000,000 in the aggregate;

(xii)    commence, pay, discharge, settle, compromise or satisfy any pending or threatened litigation, arbitration, proceedings or claims other than any monetary settlement entered in the ordinary course of business consistent with past practice in an amount less than $1,000,000 in any single instance or $1,000,000 in the aggregate;

(xiii)    change any of its financial or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xiv)    (A) make, change or revoke any material Tax election with respect to Orthofix or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to Orthofix or any of its Subsidiaries, (C) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) affecting any material Tax Liability or refund of material Taxes with respect to Orthofix or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to Orthofix or any of its Subsidiaries, (E) settle or compromise any material Tax Liability or refund of material Taxes with respect to Orthofix or any of its Subsidiaries or (F) take, prior to the Effective Time, any action that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368 of the Code;

(xv)    other than in the ordinary course of business consistent with past practice, waive, release or assign any rights or claims under, or renew (other than automatic renewals), modify or terminate (other than termination by natural expiration), any Orthofix Material Contract (other than intercompany transactions, agreements or arrangements among one or more of Orthofix and its Subsidiaries), in any material respect in a manner which taken as a whole is adverse to Orthofix and its Subsidiaries or which could prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby past the Termination Date (or any extension thereof);

(xvi)    cease to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for the nature of the property so insured and for companies engaged in the respective businesses of Orthofix and its Subsidiaries, to the extent available on commercially reasonable terms; or

(xvii)    agree or commit to take any of the actions described in clauses (i) through (xvi) of this Section 5.02(b).

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.01    Investigation.

(a)    Each of SeaSpine and Orthofix shall afford to the other party and to the Representatives of such other party reasonable access during normal business hours, during the Pre-Closing Period, to its and its Subsidiaries’ personnel, facilities and properties, Contracts, commitments, books and records and any reports, schedules or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financing, operating and other data and information regarding it and its Subsidiaries, as the other party or any of its Representatives may reasonably request in connection with their activities in order to facilitate the completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither SeaSpine nor Orthofix nor their respective Subsidiaries shall be required to provide the access or information contemplated by this Section 6.01 if it would (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) cause a violation of any agreement to which such party or any of its Subsidiaries is a party (provided, that Orthofix or SeaSpine, as the case may be, has used commercially reasonable efforts to find an alternative way to provide the access or information contemplated by this Section 6.01), (iii) cause a risk of a loss of privilege to such party or any of its Subsidiaries, (iv) constitute a violation of any applicable Law or (v) otherwise disclose competitively sensitive material.

(b)    The parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

6.02    Registration Statement and Proxy Statement for Shareholder Approval. As soon as reasonably practicable following the execution of this Agreement, (a) Orthofix and SeaSpine shall jointly prepare a joint proxy statement (the “Joint Proxy Statement”) in preliminary form, which shall contain each of the Orthofix Recommendation and SeaSpine Recommendation (unless, in either case, an Orthofix Adverse Recommendation Change or a SeaSpine Adverse Recommendation Change, as applicable, has occurred), and (b) Orthofix shall prepare and file with the SEC (i) a registration statement on Form S-4, in which the Joint Proxy Statement shall be included and (ii) a prospectus relating to the Orthofix Shares to be offered and sold pursuant to this Agreement and the Merger (such registration statement together with the amendments and supplements thereto, the “Registration Statement”). Each of Orthofix and SeaSpine shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the transactions contemplated by this Agreement, including the Merger. Each of Orthofix and SeaSpine shall use its respective reasonable best efforts to mail the Joint Proxy Statement to its respective shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Orthofix shall use reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of Orthofix Shares pursuant to this Agreement, and each party shall furnish all information concerning SeaSpine, Orthofix and the holders of capital stock of SeaSpine and Orthofix, as applicable, as may be reasonably requested by another party in connection with any such action or the preparation, filing or distribution of the Joint Proxy Statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to, the Registration Statement shall be made by Orthofix, or with respect to the Joint Proxy Statement, shall be made by SeaSpine, Orthofix or any of their respective Subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon; provided, however, that this obligation shall not apply with respect to information relating to a SeaSpine Adverse Recommendation Change or an Orthofix Adverse Recommendation Change. Orthofix shall advise SeaSpine, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Orthofix Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Orthofix and SeaSpine shall advise the other, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Joint Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to SeaSpine or Orthofix, or any of their respective Affiliates, officers or directors, is discovered by SeaSpine or Orthofix which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either Orthofix Stockholders or SeaSpine Stockholders, as applicable.

6.03    Shareholders’ Meetings.

(a)    SeaSpine shall take any and all actions necessary in accordance with applicable Law and SeaSpine’s Organizational Documents to duly give notice of, convene and hold a meeting of the SeaSpine Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the SeaSpine Stockholder Approval (the “SeaSpine Stockholders’ Meeting”). Subject to Sections 6.04(b) and 6.04(c), SeaSpine shall, through the SeaSpine Board, recommend that the SeaSpine Stockholders adopt this Agreement and shall use reasonable best efforts to solicit from the SeaSpine Stockholders proxies in favor of the adoption of this Agreement and to take all other actions necessary or advisable to secure the SeaSpine Stockholder Approval. Subject to Sections 6.04(b) and 6.04(c) and the remainder of this Section 6.03(a), SeaSpine may only postpone or adjourn the SeaSpine Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the SeaSpine Stockholder Approval, (ii) for the absence of a quorum and/or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that SeaSpine has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by SeaSpine Stockholders prior to the SeaSpine Stockholders’ Meeting, provided that without the prior written consent of Orthofix (not to be unreasonably withheld, conditioned or delayed), (A) no single such adjournment or postponement pursuant to clauses (i), (ii) or (iii) shall be for more than ten (10) Business Days, except as may be required by applicable Law and (B) all such adjournments and postponements together shall not cause the date of the SeaSpine Stockholders’ Meeting to be less than five (5) Business Days prior to the Termination Date. Subject to Sections 6.04(b) and 6.04(c), SeaSpine may and shall postpone or adjourn the SeaSpine Stockholders’ Meeting up to two (2) times for up to ten (10) Business Days each time upon the reasonable request of Orthofix. SeaSpine shall use reasonable efforts to, on a daily basis during the ten (10) Business Days prior to the date of the SeaSpine Stockholders’ Meeting, advise Orthofix as to the aggregate number of SeaSpine Shares entitled to vote at the SeaSpine Stockholders’ Meeting for which proxies have been received by SeaSpine with respect to the SeaSpine Stockholder Approval and the number of such proxies authorizing the holder thereof to vote in favor of the SeaSpine Stockholder Approval.

(b)    Orthofix shall take any and all actions necessary in accordance with applicable Law and Orthofix’s Organizational Documents to duly give notice of, convene and hold a meeting of the Orthofix Stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the Orthofix Stockholder Approval (the “Orthofix Stockholders’ Meeting”). Subject to Sections 6.04(e) and 6.04(f), Orthofix shall, through the Orthofix Board, recommend that the Orthofix Stockholders approve the Orthofix Share Issuance and shall use reasonable best efforts to solicit from the Orthofix Stockholders proxies in favor of approval of the Orthofix Share Issuance and to take all other actions necessary or advisable to secure the Orthofix Stockholder Approval. Subject to Sections 6.04(e) and 6.04(f) and the remainder of this Section 6.03(b), Orthofix may only postpone or adjourn the Orthofix

Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Orthofix Stockholder Approval, (ii) for the absence of a quorum and/or (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Orthofix has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Orthofix Stockholders prior to the Orthofix Stockholders’ Meeting, provided that without the prior written consent of SeaSpine (not to be unreasonably withheld, conditioned or delayed), (A) no single such adjournment or postponement pursuant to clauses (i), (ii) or (iii) shall be for more than ten (10) Business Days, except as may be required by applicable Law and (B) all such adjournments and postponements together shall not cause the date of the Orthofix Stockholders’ Meeting to be less than five (5) Business Days prior to the Termination Date. Subject to Sections 6.04(e) and 6.04(f), Orthofix may and shall postpone or adjourn the Orthofix Stockholders’ Meeting up to two (2) times for up to ten (10) Business Days each time upon the reasonable request of SeaSpine. Orthofix shall use reasonable efforts to, on a daily basis during the ten (10) Business Days prior to the date of the Orthofix Stockholders’ Meeting, advise SeaSpine as to the aggregate number of Orthofix Shares entitled to vote at the Orthofix Stockholders’ Meeting for which proxies have been received by Orthofix with respect to the Orthofix Stockholder Approval and the number of such proxies authorizing the holder thereof to vote in favor of the Orthofix Stockholder Approval.

(c)    SeaSpine and Orthofix shall use their reasonable best efforts to hold the SeaSpine Stockholders’ Meeting and the Orthofix Stockholders’ Meeting on the same date and as soon as practicable after the date of this Agreement (but after the Registration Statement is declared effective).

(d)    Except with the prior written consent of SeaSpine and Orthofix, the only matters to be voted upon at each of the SeaSpine Stockholders’ Meeting and the Orthofix Stockholders’ Meeting are (i) adoption of this Agreement, in the case of the SeaSpine Stockholders’ Meeting, and the Orthofix Share Issuance, in the case of the Orthofix Stockholders’ Meeting, (ii) any adjournment or postponement of the SeaSpine Stockholders’ Meeting or the Orthofix Stockholders’ Meeting, as applicable and/or (iii) any other matters that are required by applicable Law.

6.04    Non-Solicitation.

(a)    SeaSpine agrees that, except as expressly contemplated hereby, neither it nor any of its Subsidiaries shall, and SeaSpine shall, and shall cause its Subsidiaries to, instruct its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to SeaSpine; (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to SeaSpine or any of its Subsidiaries or afford access to the properties, books or records of SeaSpine or any of its Subsidiaries to any Person or group of Persons (or any of their Affiliates or Representatives) that has made an Acquisition Proposal with respect to SeaSpine or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an Acquisition Proposal with respect to SeaSpine (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 6.04). SeaSpine shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, promptly upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person or group of Persons, or any of their Affiliates (other than Orthofix and/or its Affiliates), conducted heretofore by SeaSpine or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and, in connection therewith, SeaSpine shall immediately discontinue access by any Person or group of Persons, and any of their Affiliates (other than Orthofix and its Affiliates), to any data room (virtual or otherwise) established by SeaSpine or its Representatives for such purpose. Within ten (10) Business Days from the date hereof, SeaSpine shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements with SeaSpine or any Subsidiary thereof since January 1, 2022, relating to an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the SeaSpine Stockholder Approval, SeaSpine and the SeaSpine Board may take any actions described in clause (ii) of this Section 6.04(a) with respect to a third party if (A) SeaSpine receives a written Acquisition Proposal with respect to SeaSpine from such third party (and such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 6.04) and (B) such proposal constitutes, or the SeaSpine Board determines in good faith that such proposal would reasonably be expected to lead to, a Superior Proposal with respect to SeaSpine, provided that, SeaSpine may deliver non-public information to such third party only pursuant to a confidentiality agreement containing terms no less favorable to SeaSpine with respect to confidentiality than the terms of the Confidentiality Agreement (including with respect to any standstill agreement or similar provisions) (an “Acceptable Confidentiality Agreement”) and so long as it sends a copy of such Acceptable Confidentiality Agreement to Orthofix promptly following its execution. Nothing contained in this Section 6.04 shall prohibit SeaSpine or the SeaSpine Board from (1) taking and disclosing to the SeaSpine Stockholders a position with respect to an Acquisition Proposal with respect to SeaSpine pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the SeaSpine Board has reasonably determined in good faith that the failure to do so would be reasonably likely to be a breach of its fiduciary duties to the SeaSpine Stockholders or (2) directing any Person (or the Representatives of that Person) who makes an Acquisition Proposal regarding SeaSpine to the provisions of this Section 6.04, provided that this sentence shall not permit the SeaSpine Board to make a SeaSpine Adverse Recommendation Change, except to the extent permitted by Section 6.04(b) or Section 6.04(c). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.04(a) by any of SeaSpine’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Section 6.04(a) by SeaSpine.

(b)    Neither the SeaSpine Board nor any committee thereof shall directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Orthofix or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Orthofix or Merger Sub), the approval, recommendation or declaration of advisability by the SeaSpine Board or any such committee of the transactions contemplated by this Agreement, (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to SeaSpine, (iii) fail to publicly reaffirm or re-publish the SeaSpine Recommendation within five (5) Business Days of being requested by Orthofix to do so (or if earlier, at least two (2) Business Days prior to the SeaSpine Stockholders’ Meeting), or (iv) fail to send to the SeaSpine Stockholders, within ten (10) Business Days after the commencement of a tender or exchange offer relating to the SeaSpine Shares (or if earlier, at least two (2) Business Days prior to the SeaSpine Stockholders’ Meeting), a statement disclosing that SeaSpine recommends rejection of such tender or exchange offer and reaffirming the SeaSpine Recommendation (any action described in this sentence being referred to as a “SeaSpine Adverse Recommendation Change”). For the avoidance of doubt, a change of the SeaSpine Recommendation to “neutral” is a SeaSpine Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the SeaSpine Stockholder Approval, and subject to SeaSpine’s compliance at all times with the provisions of this Section 6.04 and Section 6.03, in response to a Superior Proposal with respect to SeaSpine that has not been withdrawn and did not result from a breach of Section 6.04(a), the SeaSpine Board may make a SeaSpine Adverse Recommendation Change; provided, however, that unless the SeaSpine Stockholders’ Meeting is scheduled to occur within the next ten (10) Business Days, SeaSpine shall not be entitled to exercise its right to make a SeaSpine Adverse Recommendation Change in response to a Superior Proposal with respect to SeaSpine (x) until five (5) Business Days after SeaSpine provides written notice to Orthofix advising Orthofix that the SeaSpine Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group of Persons making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal; (y) if during such five (5) Business Day period, Orthofix irrevocably proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the SeaSpine Board determines in good faith, after good faith negotiations between SeaSpine and Orthofix (if such negotiations are requested by Orthofix) during such five (5) Business Day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposal is not at least as favorable to SeaSpine and its shareholders as the Superior Proposal and (z) unless the SeaSpine Board determines that the failure to make a SeaSpine Adverse Recommendation Change would be a breach of its fiduciary obligations.

(c)    Notwithstanding the first sentence of Section 6.04(b), at any time prior to obtaining the SeaSpine Stockholder Approval, in connection with any Intervening Event, the SeaSpine Board may make a SeaSpine Adverse Recommendation Change, after the SeaSpine Board (i) determines in good faith that the failure to make such SeaSpine Adverse Recommendation Change would be a breach of its fiduciary duties to the SeaSpine Stockholders, (ii) determines in good faith that the reasons for making such SeaSpine Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to SeaSpine and (iii) provides written notice to Orthofix (a “SeaSpine Notice of Change”) advising Orthofix that the SeaSpine Board is contemplating making a SeaSpine Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that, unless the SeaSpine Stockholders’ Meeting is scheduled to occur within the next five (5) Business Days, (x) the SeaSpine Board may not make such SeaSpine Adverse Recommendation Change until the fifth (5th) Business Day after receipt by Orthofix of a SeaSpine Notice of Change and (y) during such five (5) Business Day period, at the request of Orthofix, SeaSpine shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the SeaSpine Board not to make such SeaSpine Adverse Recommendation Change, consistent with its fiduciary duties.

(d)    Orthofix agrees that, except as expressly contemplated hereby, neither it nor any of its Subsidiaries shall, and Orthofix shall, and shall cause its Subsidiaries to, instruct its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or take any other action that is reasonably expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal with respect to Orthofix; (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Orthofix or any of its Subsidiaries or afford access to the properties, books or records of Orthofix or any of its Subsidiaries to any Person or group of Persons (or any of their Affiliates or Representatives) that has made an Acquisition Proposal with respect to Orthofix or (iii) enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement, with respect to an Acquisition Proposal with respect to Orthofix (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 6.04). Orthofix shall, and shall cause its Subsidiaries and instruct its and their respective Representatives to, promptly upon the execution of this Agreement cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person or group of Persons, or any of their Affiliates (other than SeaSpine and/or its Affiliates), conducted heretofore by Orthofix or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal or which could reasonably be expected to lead to an Acquisition Proposal, and, in connection therewith, Orthofix shall immediately discontinue access by any Person or group of Persons, and any of their Affiliates (other than SeaSpine and its Affiliates), to any data room (virtual or otherwise) established by Orthofix or its Representatives for such purpose. Within ten (10) Business Days from the date hereof, Orthofix shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements with Orthofix or any Subsidiary thereof since January 1, 2022, relating to an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, prior to obtaining the Orthofix Stockholder Approval, Orthofix and the Orthofix Board may take any actions described in clause (ii) of this Section 6.04(d) with respect to a third party if (A) Orthofix receives a written Acquisition Proposal with respect to Orthofix from such third party (and such Acquisition Proposal was not initiated, sought, solicited, knowingly encouraged or facilitated in violation of this Section 6.04) and (B) such proposal constitutes, or the Orthofix Board determines in good faith that such proposal would reasonably be expected to lead to, a Superior Proposal with respect to Orthofix, provided that, Orthofix may deliver non-public information to such third party only pursuant to an Acceptable Confidentiality Agreement (but in relation to Orthofix rather than SeaSpine) and so long as it sends a copy of such Acceptable Confidentiality Agreement to SeaSpine promptly following its execution. Nothing contained in this Section 6.04 shall prohibit Orthofix or the Orthofix Board from (1) taking and disclosing to the Orthofix Stockholders a position with respect to an Acquisition Proposal with respect to Orthofix pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, if the Orthofix Board has reasonably determined in good faith that the failure to do so would be reasonably likely to be a breach of its fiduciary duties to the Orthofix Stockholders or (2) directing any Person (or the Representatives of that Person) who makes an Acquisition Proposal regarding Orthofix to the provisions of this Section 6.04, provided that this sentence shall not permit the Orthofix Board to make an Orthofix Adverse Recommendation Change, except to the extent permitted by Section 6.04(e) or Section 6.04(f). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.04(d) by any of Orthofix’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of this Section 6.04(d) by Orthofix.

(e)    Neither the Orthofix Board nor any committee thereof shall directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to SeaSpine) or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to SeaSpine), the approval, recommendation or declaration of advisability by the Orthofix Board or any such committee of the transactions contemplated by this Agreement including the issuance of Orthofix Shares in the Merger, (ii) propose publicly to recommend, adopt or approve any Acquisition Proposal with respect to Orthofix, (iii) fail to publicly reaffirm or re-publish the Orthofix Recommendation within five (5) Business Days of being requested by SeaSpine to do so (or if earlier, at least two (2) Business Days prior to the SeaSpine Stockholders’ Meeting), or (iv) fail to send to the SeaSpine Stockholders, within ten (10) Business Days after the commencement of a tender or exchange offer relating to the SeaSpine Shares (or if earlier, at least two (2) Business Days prior to the SeaSpine Stockholders’ Meeting), a statement disclosing that SeaSpine recommends rejection of such tender or exchange offer and reaffirming the SeaSpine Recommendation (any action described in this sentence being referred to as a “Orthofix Adverse Recommendation Change”). For the avoidance of doubt, a change of the Orthofix Recommendation to “neutral” is an Orthofix Adverse Recommendation Change. Notwithstanding the foregoing, at any time prior to obtaining the Orthofix Stockholder Approval, and subject to Orthofix’s compliance at all times with the provisions of this Section 6.04 and Section 6.03, in response to a Superior Proposal with respect to Orthofix that has not been withdrawn and did not result from a breach of Section 6.04(d), the Orthofix Board may make an Orthofix Adverse Recommendation Change; provided, however, that unless the Orthofix Stockholders’ Meeting is scheduled to occur within the next ten (10) Business Days, Orthofix shall not be entitled to exercise its right to make an Orthofix Adverse Recommendation Change in response to a Superior Proposal with respect to Orthofix (x) until five (5) Business Days after Orthofix provides written notice to SeaSpine advising SeaSpine that the Orthofix Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person or group of Persons making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal; (y) if during such five (5) Business Day period, SeaSpine irrevocably proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Orthofix Board determines in good faith, after good faith negotiations between Orthofix and SeaSpine (if such negotiations are requested by SeaSpine) during such five (5) Business Day period (after and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that such alternative transaction proposal is not at least as favorable to Orthofix and its shareholders as the Superior Proposal and (z) unless the Orthofix Board determines that the failure to make an Orthofix Adverse Recommendation Change would be a breach of its fiduciary obligations.

(f)    Notwithstanding the first sentence of Section 6.04(e), at any time prior to obtaining the Orthofix Stockholder Approval, in connection with any Intervening Event, the Orthofix Board may make an Orthofix Adverse Recommendation Change, after the Orthofix Board (i) determines in good faith that the failure to make such Orthofix Adverse Recommendation Change would be a breach of its fiduciary duties to the Orthofix Stockholders, (ii) determines in good faith that the reasons for making such Orthofix Adverse Recommendation Change are independent of and unrelated to any pending Acquisition Proposal with respect to SeaSpine and (iii) provides written notice to SeaSpine (a “Orthofix Notice of Change”) advising SeaSpine that the Orthofix

Board is contemplating making an Orthofix Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that, unless the Orthofix Stockholders’ Meeting is scheduled to occur within the next five (5) Business Days, (x) the Orthofix Board may not make such Orthofix Adverse Recommendation Change until the fifth (5th) Business Day after receipt by SeaSpine of an Orthofix Notice of Change and (y) during such five (5) Business Day period, at the request of SeaSpine, Orthofix shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Orthofix Board not to make such Orthofix Adverse Recommendation Change, consistent with its fiduciary duties.

(g)    The parties agree that in addition to the obligations of SeaSpine and Orthofix set forth in paragraphs (a) through (f) of this Section 6.04, as promptly as practicable after receipt thereof (and in any event, within one (1) Business Day), SeaSpine or Orthofix, as applicable, shall advise Orthofix or SeaSpine, respectively, in writing of any request for information or any Acquisition Proposal with respect to such party received from any Person or group of Persons, or any inquiry, discussions or negotiations with respect to any Acquisition Proposal with respect to such party, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and SeaSpine or Orthofix, as applicable, shall promptly (and in any event, within one (1) Business Day) provide to Orthofix or SeaSpine, respectively, copies of any written materials received by SeaSpine or Orthofix, as applicable, in connection with any of the foregoing and the identity of the Person or group of Persons making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Each of SeaSpine and Orthofix agrees that it shall simultaneously provide to the other any non-public information concerning itself or its Subsidiaries provided to any other Person or group of Persons in connection with any Acquisition Proposal which was not previously provided to the other. SeaSpine and Orthofix shall keep Orthofix and SeaSpine, respectively, fully informed of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Each of SeaSpine and Orthofix agrees not to release, or permit any of its Affiliates to release, any Person from, or waive any provisions of, any confidentiality or standstill agreement to which it is a party or fail to enforce, to the fullest extent permitted under applicable Law, any such standstill or similar agreement to which it is a party; provided, however, that, if either the SeaSpine Board or Orthofix Board determines in good faith after consultation with SeaSpine’s or Orthofix’s outside legal counsel, as applicable, that the failure to waive (or amend or modify) a particular standstill provision, or other provision with similar effect, could reasonably be expected to be a breach of its directors’ fiduciary duties under applicable Law, SeaSpine or Orthofix, as the case may be, may, with prior written notice to the other party, waive (or amend or modify) such standstill provision, or other provision with similar effect, solely to the extent necessary to permit the applicable Person (if it has not been solicited in violation of this Section 6.04) to make an Acquisition Proposal.

6.05    Regulatory Approvals; Additional Agreements.

(a)    SeaSpine and Orthofix shall promptly prepare and file, as soon as reasonably practical and in any event no later than ten (10) Business Days after the date of this Agreement, with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice Notification and Report Forms required pursuant to the HSR Act for the consummation of the transactions contemplated by this Agreement. In addition, Orthofix, with SeaSpine’s reasonable cooperation and collaboration, shall use reasonable best efforts to file, as promptly as reasonably practicable following the date of this Agreement, all initial filings, notifications, submissions (or, initial draft notifications, or pre-filings, in each case if customary) required to complete the transactions contemplated by this Agreement pursuant to any other applicable Antitrust Law promulgated by a Government Body in the jurisdictions set forth in Schedule 6.05(a) (collectively, the “Additional Antitrust Approvals”). Orthofix shall pay all filing fees required by the HSR Act and any other applicable merger notification or control Laws in connection with such filings.

(b)    Orthofix and SeaSpine each shall promptly (i) supply the other with any information reasonably required in order to effectuate the filings described in this Section 6.05, (ii) supply additional information reasonably required by a Governmental Body and, (iii) subject to applicable legal limitations and the instructions of any Governmental Body, keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of communications received from any Governmental Body. Neither Orthofix nor SeaSpine shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Body in connection with such filings without using commercially reasonable efforts to give the other prior notice of the meeting or conversation and, unless prohibited by such Governmental Body, a reasonable opportunity to attend or participate. The parties shall reasonably consult and cooperate with one another and permit the other party or its counsel to review in advance any proposed written communication by such party to any Governmental Body in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any other Antitrust Laws in connection with the transactions contemplated by this Agreement.

(c)    Each of SeaSpine and Orthofix shall (i) give the other party prompt notice of the commencement or written threat of commencement of any legal proceeding by or before any Governmental Body with respect to the transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such legal proceeding or threat and (iii) reasonably cooperate with each other and use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(d)    Subject to the conditions and upon the terms of this Agreement, each of Orthofix and SeaSpine shall use reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to the conditions and upon the terms of this Agreement, each party to this Agreement shall use reasonable best efforts (i) to cooperate with the other party, execute and deliver such further documents, certificates, agreements and instruments and take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) to give all notices required to be made and given by such party in connection with the transactions contemplated by this Agreement and (iii) to obtain each approval, consent, ratification, permission and waiver of authorization required to be obtained from a Governmental Body or a party to any material Contract; provided, that, notwithstanding anything to the contrary contained in this Agreement, in no event shall (A) SeaSpine or Orthofix or any of their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any approval, consent, ratification, permission or waiver of authorization required to be obtained from parties to any material Contracts or (B) the receipt of any such approval, consent, ratification, permission or waiver of authorization required to be obtained from parties to any material Contracts be a condition to any party’s obligations hereunder.

(e)    Notwithstanding anything to the contrary contained in this Agreement, neither Orthofix nor SeaSpine, by itself or on behalf of any of its Subsidiaries or Affiliates, (A) is required to divest, sell, dispose of, or license or agree to divest, sell, dispose of, or license any assets, businesses, rights or operations and (B) shall, without the prior written consent of the other, offer or agree to divest, sell, dispose of, or license any assets, businesses, rights or operations, in the case of each of (A) and (B), in order to satisfy the conditions in Section 7.01(d) and Section 7.01(e).

6.06    Termination of SeaSpine ESPP. SeaSpine shall take all actions necessary to (a) provide that no Offering Period (as defined in the SeaSpine ESPP) shall commence under the SeaSpine ESPP following the date hereof, (b) provide that the Offering Period in effect on the date hereof under the SeaSpine ESPP shall terminate upon the earlier of (i) the date that is four (4) Trading Days prior to the Effective Time or (ii) the date on which such Offering Period would otherwise end, and that no additional Offering Periods shall commence under the SeaSpine ESPP after the date hereof, (c) provide that an Exercise Date (as defined in the SeaSpine ESPP) shall occur under the SeaSpine ESPP upon the earlier of (i) the date that is four (4) Trading Days prior to the Effective Time or (ii) the date on which such Offering Period would otherwise end, (d) provide that no individual participating in the SeaSpine ESPP shall be permitted to increase his or her rate of payroll contributions thereunder from the rate in effect as of the date hereof, (e) provide that no individual who is not participating in the SeaSpine ESPP as of the date hereof may commence participation in the SeaSpine ESPP following the date hereof and (f) terminate the SeaSpine ESPP as of immediately prior to the Effective Time. Any SeaSpine Shares acquired after the date hereof under the SeaSpine ESPP shall be treated as outstanding SeaSpine Shares for purposes of Section 2.08(a)(ii).

6.07    Employee and Labor Matters.

(a)    With respect to the compensation and benefits to be provided after the Effective Time in respect of individuals who are employees of SeaSpine or its Subsidiaries as of the Effective Time (the “SeaSpine Employees”) and to individuals who are employees of Orthofix or its Subsidiaries as of the Effective Time (the “Orthofix Employees” and, together with SeaSpine Employees, the “Employees”) who are not represented by a union or labor organization with respect to the terms and conditions of their employment nor employed pursuant to the terms of a collective bargaining agreement, SeaSpine and Orthofix have agreed that, consistent with the current practices of SeaSpine and Orthofix, the Surviving Corporation and Orthofix shall seek, after the Effective Time, to attract and retain superior quality executive, managerial, technical and administrative personnel in every market in which they conduct activities and will generally implement compensation and benefit plans and policies necessary or appropriate to achieve this objective. It is the specific intention that, in each of the markets in which they operate, the compensation and benefit programs of the Surviving Corporation and Orthofix (i) will be competitive with those provided generally in their industry, both with respect to the type and variety of programs as well as the level of benefits afforded, and (ii) will treat similarly-situated SeaSpine Employees and Orthofix Employees on a substantially comparable basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities.

(b)    For all purposes under the employee benefit plans of Orthofix and its Subsidiaries providing benefits to any Employees after the Effective Time (the “New Plans”), each SeaSpine Employee shall be credited with his or her years of service with SeaSpine and its Subsidiaries before the Effective Time for purposes of vesting, benefits eligibility and level of benefits, and each Orthofix Employee shall be credited with his or her years of service with Orthofix and its Subsidiaries before the Effective Time for such purposes, in each case, to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under any similar SeaSpine Plan or Orthofix Plan, as applicable; provided, however, that such service crediting shall not be required (i) to the extent it would result in a duplication of benefits or (ii) to the extent SeaSpine Employees and Orthofix Employees are equally affected without regard to whether employment before the Effective Time was with SeaSpine and its Subsidiaries or Orthofix and its Subsidiaries (for example, in the event a New Plan is adopted for SeaSpine Employees and Orthofix Employees under which no participants receive credit for service before the effective date of the New Plan). In addition, and without limiting the generality of the foregoing provisions of this paragraph (b), Orthofix shall make commercially reasonable efforts to provide that (A) each Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable SeaSpine Plan or Orthofix Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, pre-existing condition exclusions and actively-at-work requirements of such New Plan are waived for such Employee and his or her covered dependents, and any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins are taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    The Merger shall be deemed to constitute a “Corporate Transaction” and “Change in Control” for purposes of each of the Orthofix Equity Plan and the Orthofix Inducement Plans and all awards granted respectively thereunder, and it is the intent of the parties that awards under such respective Plans shall be continued, and that all awards under the Orthofix Equity Plan will be treated in accordance with Section 17.4(b) of the Orthofix Equity Plan. Notwithstanding the foregoing and for the avoidance of doubt, the preceding sentence shall not be interpreted to affect whether or not the Merger will be deemed a “change in control,” “change of control” or similar phrase for any purpose other than as specifically stated in the preceding sentence.

(d)    The provisions of this Section 6.07 shall not be construed to prevent the termination of employment of any Employee or the amendment or termination of any particular SeaSpine Plan or Orthofix Plan, to the extent permitted by its terms as in effect immediately before the Effective Time. Notwithstanding anything in this Agreement to the contrary, no provision of this Agreement is intended to, or does, constitute the establishment or adoption of, or amendment to, any SeaSpine Plan or Orthofix Plan, and no Person participating in any such Plan shall have any claim or cause of action, under ERISA or otherwise, in respect of the provisions of this Agreement as it relates to any such plan or otherwise.

6.08    Indemnification of Officers and Directors.

(a)    Orthofix agrees that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of SeaSpine (the “Indemnified Parties”) as provided in SeaSpine’s Amended and Restated Certificate of Incorporation (as amended), SeaSpine’s Amended and Restated Bylaws (as amended), or any indemnification Contract between such directors or officers and SeaSpine (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Orthofix prior to, the date of this Agreement) shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall, and Orthofix shall cause the Surviving Corporation to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of SeaSpine’s Amended and Restated Certificate of Incorporation (as amended), and SeaSpine’s Amended and Restated Bylaws (as amended), as in effect immediately prior to the Effective Time with respect to acts or omissions occurring prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided, however, that all rights to indemnification with respect to any claim made for indemnification within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Orthofix shall guarantee and stand surety for, and shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.08.

(b)    Prior to or at the Effective Time, SeaSpine shall purchase a six (6)-year prepaid “tail” policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under SeaSpine’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Orthofix shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however, that SeaSpine shall not pay or agree to pay, and the Surviving Corporation shall not be required to pay, in excess of 300% of the last annual premium paid by SeaSpine prior to the date of this Agreement in respect of such “tail” policy. Should SeaSpine be unable to purchase a 6-year tail policy for fiduciary liability, SeaSpine shall purchase the longest tail period available, which shall be deemed to satisfy this Section 6.08(b).

(c)    The covenants contained in this Section 6.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such person is entitled, whether pursuant to applicable Law, Contract or otherwise.

(d)    If Orthofix or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Orthofix or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.08.

6.09    Public Disclosure. The initial press release relating to this Agreement shall be a joint press release in form and substance acceptable to each party, and thereafter Orthofix and SeaSpine shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other transactions contemplated hereby; provided, however, that subject to compliance by the parties in all respects with the terms of Section 6.04 of this Agreement, no such opportunity to review and comment shall be required in connection with a SeaSpine Adverse Recommendation Change (or any responses thereto) or an Orthofix Adverse Recommendation Change (or any responses thereto). No provision of this Agreement shall prohibit either SeaSpine or Orthofix from issuing any press release or public statement in the event of a SeaSpine Adverse Recommendation Change or an Orthofix Adverse Recommendation Change in compliance in all respects with the terms of Section  6.04 of this Agreement.

6.10    NASDAQ Listing of Additional Shares. Orthofix shall, in accordance with the requirements of NASDAQ, file with NASDAQ a Listing of Additional Shares Notice covering the Orthofix Shares to be issued to SeaSpine Stockholders pursuant to this Agreement (including, for the avoidance of doubt, Orthofix Shares issuable with respect to the SeaSpine Restricted Shares, SeaSpine RSUs and SeaSpine Options), as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing Date.

6.11    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of Orthofix and SeaSpine shall, and shall cause the members of its board of directors to, to the extent permissible under applicable Law, grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable following the date hereof, and in any event prior to the Termination Date, on the terms and conditions contemplated hereby and otherwise, and to the extent permissible under applicable Law, take such actions as are necessary to eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

6.12    Section 16. Orthofix shall, prior to the Effective Time, cause the Orthofix Board to approve the issuance of Orthofix Shares in connection with the Merger with respect to any employees of SeaSpine who, as a result of their relationship with Orthofix as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, SeaSpine shall cause the SeaSpine Board shall approve the disposition of SeaSpine equity securities (including derivative securities) in connection with the Merger by those directors and officers of SeaSpine subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.

6.13    Certain Tax Matters.

(a)    None of the parties shall (and each party shall cause its respective Subsidiaries not to) take any action (or knowingly fail to take any action) which action (or failure to act) would or would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. The parties shall treat, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and no party shall take any position for Tax purposes inconsistent therewith.

(b)    From and after the date of this Agreement and until the Closing, Orthofix, on the one hand, and SeaSpine, on the other hand, shall cooperate with each other and each shall use its reasonable best efforts to obtain: (i) in the case of Orthofix, a written opinion, in form and substance reasonably satisfactory to Orthofix, of Hogan Lovells US LLP (or other nationally recognized tax counsel reasonably acceptable to Orthofix, which shall include DLA Piper LLP) (“Orthofix Tax Counsel”); and (ii) in the case of SeaSpine, a written opinion, in form and substance reasonably satisfactory to SeaSpine, of DLA Piper LLP (or other nationally recognized tax counsel reasonably acceptable to SeaSpine, which shall include Hogan Lovells US LLP) (“SeaSpine Tax Counsel”) (each such opinion referred to in clauses (i) and (ii), a “Merger Tax Opinion”). Each Merger Tax Opinion shall be dated as of the Closing Date, and (a) be to the effect that, on the basis of customary representations, assumptions and undertakings set forth or referred to in such opinion and in the related Merger Tax Representation Letters, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) will address any supplemental matter reasonably requested by both Orthofix and SeaSpine to be included in such opinion. Each of Orthofix, SeaSpine, and Merger Sub shall deliver to Orthofix Tax Counsel and SeaSpine Tax Counsel for purposes of the Merger Tax Opinions a representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by Orthofix Tax Counsel and SeaSpine Tax Counsel in connection with the filing of the registration statement or its exhibits) containing customary representations, assumptions and undertakings, reasonably satisfactory in form and substance to Orthofix Tax Counsel and SeaSpine Tax Counsel (the “Merger Tax Representation Letters”). Orthofix will promptly notify SeaSpine if, before the Closing, (i) it knows or has reason to believe that Orthofix is no longer able to obtain the Merger Tax Opinion from Orthofix Tax Counsel, or (ii) the terms of this Agreement would need to be amended in order to facilitate receipt of such opinion. SeaSpine will promptly notify Orthofix if, before the Closing, (A) it knows or has reason to believe that SeaSpine is no longer able to obtain the Merger Tax Opinion from SeaSpine Tax Counsel, or (B) the terms of this Agreement would need to be amended in order to facilitate receipt of such opinion.

6.14    No Control of Other Party’s Business. Nothing contained in this Agreement shall give SeaSpine, directly or indirectly, the right to control or direct Orthofix’s operations or give Orthofix, directly or indirectly, the right to control or direct SeaSpine’s operations prior to the Effective Time. Prior to the Effective Time, each of SeaSpine and Orthofix shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

6.15    Filing of Form S-8; Listing of Additional Shares. Orthofix shall file no later than five (5) days after the Closing Date, a registration statement on Form S-8 (or any successor form) with respect to the Orthofix Shares issuable with respect to SeaSpine Restricted Shares, SeaSpine RSUs and SeaSpine Options pursuant to Section 2.08(b), and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long such SeaSpine Restricted Shares, SeaSpine RSUs and SeaSpine Options remain outstanding.

6.16    Loan Payoff. SeaSpine shall use reasonable best efforts to deliver all notices and take all other actions, in each case to the extent reasonably requested by Orthofix, that are reasonably necessary to facilitate the termination at Closing of all commitments in respect of the SeaSpine Existing Loan Documents, the repayment in full at the Closing of all obligations in respect of the indebtedness thereunder, and the release on or promptly following the Closing of any Liens securing such indebtedness and guarantees in connection therewith. In furtherance thereof, at the written request of Orthofix, SeaSpine shall use its reasonable best efforts to arrange for the receipt and delivery to Orthofix, at least three (3) Business Days prior to the Closing, of a customary payoff letter executed from the holders (or agent on behalf of such holders) of Indebtedness under the SeaSpine Existing Loan Documents, in form and substance reasonably satisfactory to Orthofix, in which the payee shall agree that upon payment of the amounts specified in such payoff letter: (i) all outstanding payment obligations of SeaSpine and its Subsidiaries arising under the SeaSpine Existing Loan Documents shall be repaid, discharged and extinguished in full on the Closing Date; (ii) all Liens in connection therewith shall be terminated, discharged and released; and (iii) the payee shall take all actions reasonably requested by Orthofix (or shall allow SeaSpine or Orthofix to take all actions) to evidence and record such termination, discharge and release of Liens as promptly as practicable after the Closing (the “SeaSpine Existing Loan Documents Termination”). Notwithstanding anything to the contrary contained herein, (x) in no event shall this Section 6.16 require SeaSpine or any of its Subsidiaries to cause the SeaSpine Existing Loan Documents Termination unless the Closing shall have occurred and (y) Orthofix shall provide, or cause to be provided, all funds required to effect the SeaSpine Existing Loan Documents Termination.

6.17    SeaSpine Exchangeable Shares Notice. Prior to the Closing, SeaSpine shall, in accordance with AcquireCo’s Articles, (a) provide written notice to each holder of SeaSpine Exchangeable Shares that a mandatory redemption of all outstanding SeaSpine Exchangeable Shares shall occur in connection with the Merger and (b) effect a SeaSpine Exchangeable Share Redemption and the issuance of SeaSpine Shares in connection therewith and with respect to all outstanding SeaSpine Exchangeable Shares contingent upon, and as of immediately prior to, the Effective Time.

ARTICLE 7

CONDITIONS TO CLOSING

7.01    Conditions to All Parties’ Obligations. The obligations of Orthofix and SeaSpine to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Orthofix and SeaSpine), at or prior to the Closing, of the following conditions:

(a)    the Orthofix Stockholder Approval shall have been attained;

(b)    the SeaSpine Stockholder Approval shall have been attained;

(c)    the Registration Statement shall have become effective under the Securities Act and shall remain in effect, and shall not be the subject of any stop order or any Action by the SEC seeking a stop order;

(d)    (i) any waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated, and (ii) any mandatory waiting period or required consent under any other applicable Antitrust Laws shall have expired or been obtained, except where the failure to observe such waiting period or obtain a consent referred to in this clause (ii) would not reasonably be expected to delay or prevent the consummation of the Merger or have a material adverse effect on the expected benefits of the Merger to SeaSpine and Orthofix, taken as a whole; and

(e)    no Governmental Body of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Merger.

7.02    Conditions to Orthofix’s and Merger Sub’s Obligations. The obligations of Orthofix and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by Orthofix), at or prior to the Closing, of the following conditions:

(a)    (i) the representations and warranties contained in Section 3.01(a), Section 3.02, Section 3.22 and Section 3.24 shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties contained in Section 3.03 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct is de minimis in nature, (iii) the representations and warranties contained in Section 3.09(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iv) the representations and warranties contained in ARTICLE 3 of this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all respects as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a SeaSpine Material Adverse Effect;

(b)    SeaSpine shall have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date;

(c)    since the date of this Agreement, there shall not have been or occurred any SeaSpine Material Adverse Effect; and

(d)    SeaSpine shall have delivered to Orthofix a certificate of SeaSpine executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 7.02(a), (b) and (c) have been satisfied.

7.03    Conditions to SeaSpine’s Obligations. The obligations of SeaSpine to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by SeaSpine), at or prior to the Closing, of the following conditions:

(a)    (i) the representations and warranties contained in Section 4.01(a), Section 4.02, Section 4.22 and Section 4.24 shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all material respects as of such date), (ii) the representations and warranties contained in Section 4.03 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties, shall be true and correct in all respects as of such date), except where a failure of such representations and warranties to be true or correct is de minimis in nature, (iii) the representations and warranties contained in Section 4.09(a) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date and (iv) the representations and warranties contained in ARTICLE 4 of this Agreement (other than those contained in the sections set forth in the preceding clauses (i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or the date of this Agreement, in which case such representations and warranties shall be true and correct in all respects as of such date), except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, an Orthofix Material Adverse Effect;

(b)    each of Orthofix and Merger Sub shall have performed in all material respects all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing Date;

(c)    since the date of this Agreement, there shall not have been or occurred any Orthofix Material Adverse Effect;

(d)    Orthofix shall have delivered to SeaSpine a certificate of Orthofix executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Sections 7.03(a), (b) and (c) have been satisfied;

(e)    Orthofix shall have filed with NASDAQ the Listing of Additional Shares Notice with respect to the Orthofix Shares issued or issuable pursuant to this Agreement, and such Orthofix Shares shall have been approved and authorized for listing on NASDAQ; and

(f)    SeaSpine shall have received the Merger Tax Opinion from SeaSpine Tax Counsel, and such opinion shall not have been withdrawn or adversely modified.

ARTICLE 8

TERMINATION

8.01    Termination. This Agreement may be terminated and the transactions contemplated hereby, including the Merger, may be abandoned at any time prior to the Effective Time:

(a)    by the mutual written consent of Orthofix and SeaSpine;

(b)    by Orthofix, if:

(i)    at any time prior to the Effective Time, any of SeaSpine’s covenants, obligations, representations or warranties contained in this Agreement shall have been breached or any of SeaSpine’s representations or warranties shall have become untrue, such that any of the conditions set forth in Sections 7.02(a) or 7.02(b) would not be satisfied, and any such breach or failure of a representation or warranty to be true is (A) is incapable of being cured by SeaSpine or (B) shall not have been cured within forty-five (45) days of receipt by SeaSpine of written notice from Orthofix of such breach or failure to be true describing in reasonable detail such breach or failure to be true;

(ii)    the SeaSpine Board or any committee thereof (A) shall make a SeaSpine Adverse Recommendation Change, (B) shall not include the SeaSpine Recommendation in the Joint Proxy Statement or (C) shall publicly propose or allow SeaSpine to publicly propose to take any of the actions in clause (A) or (B) of this Section 8.01(b)(ii);

(iii)    SeaSpine materially breaches Section 6.04; or

(iv)    at any time prior to obtaining the Orthofix Stockholder Approval, Orthofix terminates in order to enter into a definitive agreement with respect to a Superior Proposal and Orthofix has otherwise complied with its obligations under Section 6.04;

(c)    by SeaSpine, if:

(i)    at any time prior to the Effective Time, any of Orthofix’s or Merger Sub’s covenants, obligations, representations or warranties contained in this Agreement shall have been breached or any of Orthofix’s or Merger Sub’s representations or warranties shall have become untrue, such that any of the conditions set forth in Sections 7.03(a) or 7.03(b) would not be satisfied, and any such breach or failure of a representation or warranty to be true is (A) is incapable of being cured by Orthofix or Merger Sub or (B) shall not have been cured within forty-five (45) days of receipt by Orthofix of written notice from SeaSpine of such breach or failure to be true describing in reasonable detail such breach or failure to be true;

(ii)    the Orthofix Board or any committee thereof (A) shall make an Orthofix Adverse Recommendation Change, (B) shall not include the Orthofix Recommendation in the Joint Proxy Statement or (C) shall publicly propose to or allow Orthofix to publicly propose to take any of the actions in clause (A) or (B) of this Section 8.01(c)(ii);

(iii)    Orthofix materially breaches Section 6.04; or

(iv)    at any time prior to obtaining SeaSpine Stockholder Approval, SeaSpine terminates in order to enter into a definitive agreement with respect to a Superior Proposal and SeaSpine has otherwise complied with its obligations under Section 6.04;

(d)    by either Orthofix or SeaSpine, if:

(i)    (A) any Governmental Body of competent jurisdiction shall have issued or entered any Order after the date of this Agreement that shall have become final and non-appealable or any applicable Law shall have been enacted or promulgated after the date of this Agreement, in each case, that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, or (B) any expiration, termination authorization or consent from a Governmental Body required to be obtained pursuant to Section 7.01(d) shall have been denied and such denial shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(i) shall not be available to any party if a material breach by such party of its obligations under Section 6.05 or any other provision of this Agreement has been a principal cause of, or principally resulted in, such Order or Law;

(ii)    the Merger contemplated hereby has not been consummated by the date that is five (5) months following the date of this Agreement (the “Termination Date”); provided, however, that if the Merger shall not have been consummated by the Termination Date but on that date the condition set forth in Section 7.01(d) shall have not been satisfied or waived, but all other conditions to the parties’ obligations to consummate the transactions contemplated by this Agreement set forth in ARTICLE 7 shall have been satisfied or waived (other than those conditions that by their terms are to be fulfilled at the Closing, provided that each such condition would be capable of being fulfilled if the Closing were to occur on such date), then either Orthofix or SeaSpine may extend the Termination Date by written notice to the other party up to a date not beyond the date that is eight (8) months after the date of this Agreement; provided, further, that the right to terminate this Agreement under this Section 8.01(d)(ii) shall not be available to any party if a material breach by such party of its obligations under any provision of this Agreement has been the principal cause of, or principally resulted in, the failure of the Merger to be consummated by the Termination Date;

(iii)    the SeaSpine Stockholder Approval at a vote take thereon at the SeaSpine Stockholders’ Meeting shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(iii) shall not be available to SeaSpine if a material breach by SeaSpine of its obligations under any provision of this Agreement has been the principal cause of, or principally resulted in, the failure to obtain the SeaSpine Stockholder Approval;

(iv)    the Orthofix Stockholder Approval at a vote take thereon at the Orthofix Stockholders’ Meeting shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 8.01(d)(iv) shall not be available to Orthofix if a material breach by Orthofix of its obligations under any provision of this Agreement has been the principal cause of, or principally resulted in, the failure to obtain the Orthofix Stockholder Approval.

8.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01 of this Agreement, this Agreement shall be of no further force or effect; provided, however, that (a) Section 6.01(b), this Section 8.02, Section 8.03 and ARTICLE 9 of this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any party from any liability or damages for any Intentional and Material Breach or Fraud. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

8.03    Termination Fees.

(a)    In the event that (i) this Agreement is terminated by SeaSpine pursuant to Section 8.01(c)(ii) or Section 8.01(c)(iii) or (ii) this Agreement is terminated by Orthofix pursuant to Section 8.01(b)(iv), then Orthofix shall pay to SeaSpine (A) the Orthofix Termination Fee (1) as promptly as possible (but in any event within three (3) Business Days) following such termination in the case of a termination pursuant to clause (i) above or (2) upon termination of this Agreement in the case of a termination pursuant to clause (ii) above and (B) the Expenses no later than three (3) Business Days after receipt by Orthofix of documentation supporting such Expenses from SeaSpine. Other than with respect to claims for, or arising out of or in connection with an Intentional and Material Breach hereunder or Fraud, SeaSpine’s right to receive the one-time payment of the Orthofix Termination Fee and the Expenses from Orthofix as provided in this Section 8.03(a) shall be the sole and exclusive remedy available to SeaSpine against Orthofix or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by SeaSpine pursuant to Section 8.01(c)(ii) or Section 8.01(c)(iii) or by Orthofix pursuant to Section 8.01(b)(iv) (including if terminated or terminable pursuant to one or more of such provisions), and, upon such payment of the Orthofix Termination Fee and the Expenses, none of Orthofix’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The parties hereto acknowledge and agree that in no event shall Orthofix be required to pay the Orthofix Termination Fee or the Expenses on more than one occasion.

(b)    In the event that (i) this Agreement is terminated by Orthofix pursuant to Section 8.01(b)(ii) or Section 8.01(b)(iii) or (ii) this Agreement is terminated by SeaSpine pursuant to Section 8.01(c)(iv), then SeaSpine shall pay to Orthofix (A) the SeaSpine Termination Fee (1) as promptly as possible (but in any event within three (3) Business Days) following such termination in the case of a termination pursuant to clause (i) above or (2) upon termination of this Agreement in the case of a termination pursuant to clause (ii) above and (B) the Expenses no later than three (3) Business Days after receipt by SeaSpine of documentation supporting such Expenses from Orthofix. Other than with respect to claims for, or arising out of or in connection with an Intentional and Material Breach hereunder or Fraud, Orthofix’s right to receive the one-time payment of the SeaSpine Termination Fee and the Expenses from SeaSpine as provided in this Section 8.03(b) shall be the sole and exclusive remedy available to Orthofix against SeaSpine or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Orthofix pursuant to Section 8.01(b)(ii) or Section 8.01(b)(iii) or by SeaSpine pursuant to Section 8.01(c)(iv) (including if terminated or terminable pursuant to one or more of such provisions), and, upon such payment of the SeaSpine Termination Fee and the Expenses, none of SeaSpine’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The parties hereto acknowledge and agree that in no event shall SeaSpine be required to pay the SeaSpine Termination Fee or the Expenses on more than one occasion.

(c)    In the event that, prior to the SeaSpine Stockholders’ Meeting, (i) an Acquisition Proposal with respect to SeaSpine is publicly proposed or publicly disclosed and this Agreement is terminated by Orthofix or SeaSpine pursuant to Section 8.01(b)(i) or Section 8.01(d)(iii), and such Acquisition Proposal is not irrevocably withdrawn at or prior to the SeaSpine Stockholders’ Meeting, in the case of termination pursuant to Section 8.01(d)(iii), or prior to the time of the relevant breach or failure to be true of a covenant, obligation, representation or warranty, in the case of termination pursuant to Section 8.01(b)(i), then, in each case, SeaSpine shall pay to Orthofix the Expenses no later than three (3) Business Days after receipt by SeaSpine following termination of documentation supporting such Expenses from Orthofix. If, concurrently with or within twelve (12) months after any such termination described in the immediately preceding sentence, SeaSpine enters into a definitive agreement (which is ultimately consummated) with respect to, or otherwise consummates, any Acquisition Proposal with respect to SeaSpine (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 8.03(c)), then SeaSpine shall pay to Orthofix the SeaSpine Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the consummation of such Acquisition Proposal. Other than with respect to claims for, or arising out of or in connection with an Intentional and Material Breach hereunder or Fraud, Orthofix’s right to receive the one-time payment of the SeaSpine Termination Fee (if and when due) and the Expenses from SeaSpine as provided in this Section 8.03(c) shall be the sole and exclusive remedy available to Orthofix against SeaSpine or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Orthofix or SeaSpine pursuant to Section 8.01(b)(i) or Section 8.01(d)(iii) (including if terminated or terminable pursuant to one or more of such provisions), and, upon such payment of the SeaSpine Termination Fee (if and when due) and the Expenses, none of SeaSpine’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(d)    In the event that, prior to the Orthofix Stockholders’ Meeting, (i) an Acquisition Proposal with respect to Orthofix is publicly proposed or publicly disclosed and this Agreement is terminated by Orthofix or SeaSpine pursuant to Section 8.01(c)(i) or Section 8.01(d)(iv), and such Acquisition Proposal is not irrevocably withdrawn at or prior to the Orthofix Stockholders’ Meeting, in the case of termination pursuant to Section 8.01(d)(iv), or prior to the time of the relevant breach or failure to be true of a covenant, obligation, representation or warranty, in the case of termination pursuant to Section 8.01(c)(i), then, in each case, Orthofix shall pay to SeaSpine the Expenses no later than three (3) Business Days after receipt by Orthofix following termination of documentation supporting such Expenses from SeaSpine. If, concurrently with or within twelve (12) months after any such termination described in the immediately preceding sentence, Orthofix enters into a definitive agreement (which is ultimately consummated) with respect to, or consummates, any Acquisition Proposal with respect to Orthofix (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 8.03(d)), then Orthofix shall pay to SeaSpine the Orthofix Termination Fee as promptly as possible (but in any event within three (3) Business Days) following the consummation of such Acquisition Proposal. Other than with respect to claims for, or arising out of or in connection with an Intentional and Material Breach hereunder or Fraud, SeaSpine’s right to receive the one-time payment of the Orthofix Termination Fee (if and when due) and the Expenses from Orthofix as provided in this Section 8.03(d) shall be the sole and exclusive remedy available to SeaSpine against Orthofix or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Orthofix or SeaSpine pursuant to Section 8.01(c)(i) or Section 8.01(d)(iv) (including if terminated or terminable pursuant to one or more of such provisions), and, upon such payment of the Orthofix Termination Fee (if and when due) and the Expenses, none of Orthofix’s or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(e)    As used in this Agreement, “Orthofix Termination Fee” shall mean $13,744,149 and “SeaSpine Termination Fee” shall mean $10,582,995. As used in this Agreement, “Expenses” shall mean reasonable, documented out-of-pocket fees and expenses, not to exceed $2,000,000 in the aggregate, incurred or paid by or on behalf of the party receiving payment thereof and its Affiliates in connection with the transactions contemplated by this Agreement, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such party and its Affiliates.

(f)    The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither SeaSpine nor Orthofix would enter into this Agreement. Accordingly, if either party fails promptly to pay any amount due pursuant to this Section 8.03 (such party, the “Defaulting Party”), and, in order to obtain such payment, the other party (the “Non-Defaulting Party”) commences a suit which results in a judgment against the Defaulting Party for any payments set forth in this Section 8.03, the Defaulting Party shall pay to the Non-Defaulting Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the Orthofix Termination Fee or the SeaSpine Termination Fee, as applicable, and the Expenses to be reimbursed to the Non-Defaulting Party under this Section 8.03 from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made. If this Agreement is terminated pursuant to a provision that calls for a payment to be made under this Section 8.03, it shall not be a defense to either party’s obligation to pay hereunder that this Agreement could have been terminated under a different provision or could have been terminated at an earlier or later time.

ARTICLE 9

MISCELLANEOUS

9.01    Expenses. Except as otherwise expressly provided herein, Orthofix and Merger Sub, on the one hand, and SeaSpine, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not).

9.02    Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by SeaSpine Stockholders or Orthofix Stockholders) if, and only if, such amendment or waiver is in writing and signed by Orthofix, SeaSpine and Merger Sub; provided, however, that after the receipt of SeaSpine Stockholder Approval or Orthofix Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of NASDAQ requires further approval of SeaSpine Stockholders or Orthofix Stockholders without the further approval of such shareholders.

9.03    Waiver.

(a)    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.04    No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

9.05    Entire Agreement; Counterparts. This Agreement (including the exhibits and schedules hereto, the SeaSpine Disclosure Letter and the Orthofix Disclosure Letter), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission in .pdf format), each of which shall be deemed an original and all of which shall constitute one and the same instrument.

9.06    Applicable Law; Jurisdiction.

(a)    This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b)    The parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any disputes among any of the parties arising out of or related to this Agreement or the transactions contemplated by this Agreement shall be the Court of Chancery in the State of Delaware, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be the United States District Court for the District of Delaware or, in the event such federal district court lacks subject matter jurisdiction, then the Superior Court in the State of Delaware. The parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the transactions contemplated by this Agreement. The parties further agree that no party shall bring suit with respect to any disputes arising out of or related to this Agreement or the transactions contemplated by this Agreement in any court or jurisdiction other than the above specified courts. Notwithstanding the foregoing, nothing in this Section 9.06 shall limit the rights of any party to obtain execution of a judgment of any of the above specified courts in any other jurisdiction outside of those specified in this Section 9.06, and the parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any party in any action, suit or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c)    To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 9.06(b).

9.07    Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

9.08    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any party hereto without the prior written consent of all other parties hereto, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.

9.09    No Third Party Beneficiaries. Except for following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 6.08 only, Orthofix, SeaSpine and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.10    Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service for overnight delivery, (c) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid or (d) when sent by electronic mail, provided that the sender does not receive a written notification of delivery failure. Notices, demands and other communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Orthofix or Merger Sub prior to the Closing Date:

Orthofix Medical Inc. 3451 Plano Parkway
Lewisville, TX 75056
Attention: Kimberley Elting
Email: KimElting@Orthofix.com with copies (which shall not constitute notice) to:

Hogan Lovells US LLP 555 Thirteenth Street, NW
Washington, DC 20004
Attention:	Joseph E. Gilligan
Brian C. O’Fahey
Email:	joseph.gilligan@hoganlovells.com
brian.ofahey@hoganlovells.com

Notices to SeaSpine:

SeaSpine Holdings Corporation 5770 Armada Drive
Carlsbad, CA 92008
Attention:	Patrick L. Keran, Senior Vice President & General Counsel
Email:	patrick.keran@seaspine.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US) 4365 Executive Drive, Suite 1100
San Diego, CA 92121
Attention:	Michael S. Kagnoff
David M. Clark
Email:	michael.kagnoff@dlapiper.com
david.clark@dlapiper.com

9.11    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and only in such situation, without invalidating the remainder of such provision or the remaining provisions of this Agreement (or in any other situations), and the parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

9.12    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by SeaSpine, Orthofix or Merger Sub in accordance with their specific terms or were otherwise breached by SeaSpine, Orthofix or Merger Sub. It is accordingly agreed that (a) SeaSpine shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by

Orthofix or Merger Sub and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against Orthofix or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which SeaSpine is entitled at law or in equity, without posting any bond or other undertaking, and (b) Orthofix and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by SeaSpine and to enforce specifically the terms and provisions hereof, in each case, without proof of actual damages, against SeaSpine in any court having jurisdiction, this being in addition to any other remedy to which Orthofix or Merger Sub is entitled at law or in equity, without posting any bond or other undertaking. The parties acknowledge that the agreements contained in this Section 9.12 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither SeaSpine nor Orthofix would enter into this Agreement.

(signature page follows)

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

SEASPINE:

SEASPINE HOLDINGS CORPORATION

By:	/s/ Keith Valentine
Name: Keith Valentine
Title: President and Chief Executive Officer

ORTHOFIX:

ORTHOFIX MEDICAL INC.

By:	/s/ Jon C. Serbousek
Name: Jon C. Serbousek
Title: President and Chief Executive Officer

MERGER SUB:

ORCA MERGER SUB INC.

By:	/s/ Jon C. Serbousek
Name: Jon C. Serbousek
Title: President

[Signature Page to Agreement and Plan of Merger]

Annex B

October 10, 2022

The Board of Directors

Orthofix Medical Inc.

3451 Plano Parkway

Lewisville, TX

Members of the Board:

We understand that Orthofix Medical Inc., a Delaware corporation (“Orthofix”), Orca Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Orthofix (“Merger Sub”), and SeaSpine Holdings Corporation, a Delaware corporation (“SeaSpine”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (a) Merger Sub will merge with and into SeaSpine (the “Merger”), as a result of which SeaSpine will become a wholly-owned subsidiary of Orthofix, and (b) each share of common stock, par value $0.01 per share (the “SeaSpine Common Stock”), of SeaSpine outstanding immediately prior to the effective time of the Merger, other than shares of SeaSpine Common Stock that are owned by Orthofix, Merger Sub, any direct or indirect wholly-owned subsidiaries of Orthofix or SeaSpine, or by SeaSpine as treasury shares, will be canceled and converted into the right to receive 0.4163 (such ratio, as such number may be adjusted in accordance with the Merger Agreement, the “Exchange Ratio”) fully paid and nonassessable shares of common stock, $0.10 par value per share (the “Orthofix Common Stock”), of Orthofix. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to Orthofix of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Orthofix and SeaSpine, including equity research analyst reports;

2.

reviewed certain internal financial statements, analyses and forecasts (the “Orthofix Forecasts”) and other internal financial information and operating data relating to the business of Orthofix, in each case, prepared by management of Orthofix and approved for our use by management of Orthofix;

3.

reviewed certain internal financial statements, analyses and forecasts (the “SeaSpine Forecasts”) and other internal financial information and operating data relating to the business of SeaSpine, in each case, prepared by management of SeaSpine and approved for our use by management of Orthofix;

4.

discussed the past and current business, operations, financial condition and prospects of Orthofix and the combined company with senior management of Orthofix, the Board of Directors of Orthofix, and other representatives and advisors of Orthofix;

5.

discussed the past and current business, operations, financial condition and prospects of SeaSpine and the combined company with senior executives of Orthofix and SeaSpine, the Board of Directors of Orthofix, and other representatives and advisors of Orthofix and SeaSpine;

6.	discussed with members of the senior managements of Orthofix and SeaSpine their assessment of the strategic rationale for, and the potential benefits of, the Merger;

7.

reviewed certain estimates as to the amount and timing of certain cost savings and related expenses, operating efficiencies and financial synergies anticipated by management of Orthofix to result from the consummation of the Merger (the “Synergies”) as approved for our use by the management of Orthofix;

8.	compared the financial performance of Orthofix and SeaSpine with that of certain publicly-traded companies which we believe to be generally relevant;

9.

reviewed the historical trading prices and trading activity for the Orthofix Common Stock and the SeaSpine Common Stock and compared such price and trading activity with that of securities of certain publicly-traded companies which we believe to be generally relevant;

10.	participated in discussions among representatives of Orthofix and SeaSpine and their respective advisors;

11.	reviewed a draft of the Merger Agreement dated October 10, 2022; and

12.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by us (including information that was available from public sources) and have further relied upon the assurances of management of Orthofix that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Orthofix Forecasts, we have been advised by management of Orthofix and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Orthofix as to the future financial performance of Orthofix and the other matters covered thereby and we express no view as to the reasonableness of the assumptions on which they are based. With respect to the SeaSpine Forecasts, we have been advised by management of SeaSpine and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of SeaSpine as to the future financial performance of SeaSpine and the other matters covered thereby and we express no view as to the reasonableness of the assumptions on which they are based. We have assumed, with your consent, that the Synergies and potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the managements of Orthofix and SeaSpine to result from the Merger will be realized in the amounts and at the times projected by the managements of Orthofix and SeaSpine, and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Orthofix, SeaSpine or any of their respective subsidiaries. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Orthofix, SeaSpine or any other party. In addition, we have not evaluated the solvency of any party to the Merger Agreement, or the impact of the Merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the final Merger Agreement will not differ from the draft of the Merger Agreement reviewed by us in any respect material to our analysis or this opinion. We have also assumed that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Merger will be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement, without any modification, amendment, waiver or delay that would be material to our analysis or this opinion. In addition, we have assumed that in connection with the receipt of all approvals and consents required in connection with the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to Orthofix of the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Merger Agreement, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We express no opinion as to the fairness of the Merger to the holders of any class of securities, creditors or other constituencies of Orthofix, as to the underlying decision by Orthofix to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document although we have assumed with your consent for purposes of our analysis that the Merger will receive the tax treatment contemplated by the Merger Agreement. This opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand Orthofix has received such advice as it deems necessary from qualified professionals. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of Orthofix.

We have acted as financial advisor to Orthofix with respect to the Merger and this opinion and will receive a fee for our services, a portion of which becomes payable upon the earlier of the announcement of the Merger and the delivery of this opinion (or would have become payable if we had advised Orthofix that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Merger. We will also be entitled to receive a termination fee equal to a portion of any break-up fee that Orthofix may receive as a result of the termination of the Merger Agreement. In addition, Orthofix has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

Perella Weinberg Partners LP and its affiliates, including Tudor, Pickering, Holt & Co., as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We and our affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services. We have provided investment banking services to Orthofix or its affiliates on matters unrelated to the Merger including during the two-year period prior to the date hereof. During the two-year period prior to the date hereof, we have not received compensation for providing investment banking services to Orthofix or its affiliates. During the two-year period prior to the date hereof, no material investment banking relationship existed between Perella Weinberg Partners LP or its affiliates, on the one hand, and SeaSpine or any of its affiliates, on the other hand, pursuant to which we or our affiliates has received or anticipates receiving compensation. However, we and our affiliates in the future may provide investment banking and other financial services to SeaSpine and/or Orthofix and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Orthofix, SeaSpine or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Merger. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of Orthofix in connection with, and for the purpose of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Orthofix Common Stock as to how such holder should vote or otherwise act with respect to the proposed Merger or any other matter. We express no opinion as to what the value of the SeaSpine Common Stock actually will be when issued or the prices at which Orthofix Common Stock or SeaSpine Common Stock will trade at any time, including following announcement of the Merger. Our opinion is necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio in the proposed Merger pursuant to the Merger Agreement is fair, from a financial point of view, to Orthofix.

Very truly yours,

/s/ Perella Weinberg Partners LP

PERELLA WEINBERG PARTNERS LP

Annex C

October 10, 2022

Board of Directors

SeaSpine Holdings Corporation

5770 Armada Drive

Carlsbad, CA 92008

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (“Company Common Stock”), of SeaSpine Holdings Corporation (the “Company”), of the Exchange Ratio (as defined below) pursuant to a draft of the Agreement and Plan of Merger, to be dated as of October 10, 2022 (the “Agreement”), by and among Orthofix Medical Inc. (“Orthofix”), Orca Merger Sub Inc. (“Merger Sub”), a wholly-owned subsidiary of Orthofix, and the Company. The Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which each outstanding share of Company Common Stock, subject to certain exceptions, will be converted into the right to receive 0.4163 shares (the “Exchange Ratio”) of common stock, par value $0.10 per share, of Orthofix (“Orthofix Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement labeled “Execution Version”; (ii) reviewed and analyzed certain financial and other data with respect to the Company and Orthofix which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company (including current net operating losses (“NOLs”) available to the Company) and Orthofix that were publicly available, as well as those that were furnished to us by the Company and Orthofix, respectively, which included financial forecasts related to the combined company, pro forma for the merger (the “Combined Company”), including the analyses and forecasts of certain cost savings, operating efficiencies, strategic benefits and other synergies expected by managements of the Company and Orthofix to result from the Merger, including the ability of the Combined Company to use such NOLs and the costs expected to realize such synergies (collectively, the “Synergies”); (iv) conducted discussions with members of senior management and representatives of the Company and Orthofix concerning the matters described in clauses (ii) and (iii) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies, including discussions with members of senior management of the Company regarding the ability of the Company to finance its current business plan and the options available to the Company regarding such financing; (v) reviewed the current and historical reported prices and trading activity of Company Common Stock and Orthofix Common Stock; and (vi) compared the financial performance of the Company and Orthofix with that of certain other publicly-traded companies that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and Orthofix that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the

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Board of Directors, SeaSpine Holdings Corporation

October 10, 2022

foregoing, for the purpose of this opinion, we have assumed, with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared in good faith based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and Orthofix as to the expected future results of operations and financial condition of the Company and Orthofix, respectively, and the Combined Company to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, Orthofix and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company, Orthofix or the contemplated benefits of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Orthofix, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or Orthofix under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, Orthofix or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, Orthofix or any of their affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Orthofix is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Orthofix Common Stock may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its exclusive financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to

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Board of Directors, SeaSpine Holdings Corporation

October 10, 2022

indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We have, in the past, provided financial advisory and financing services to the Company and have received fees for the rendering of such services. In particular, we have in the past two years, acted as the Company’s joint bookrunner in connection with the Company Common Stock offering in April 2021, for which we received a fee. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Orthofix for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, Orthofix or entities that are affiliated with the Company or Orthofix, for which we would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Sandler’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act or vote with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the Exchange Ratio set forth in the Agreement and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, or any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Merger consideration to be received by holders of Company Common Stock in the Merger or with respect to the fairness of any such compensation.

As of the date hereof, based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Sincerely,

/s/ Piper Sandler & Co.

PIPER SANDLER & CO.

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